As filed with the Securities and Exchange Commission on September 25, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

REGISTRATION STATEMENT

PURSUANT TO

SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-

Woori Finance Holdings Co., Ltd.

(Exact name of Registrant as specified in its charter)

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

The Republic of Korea

(Jurisdiction of incorporation or organization)

203 Hoehyon-dong, 1-ga, Chung-gu

Seoul, Korea 100-792

(011) 822-2125-2130

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

Common Stock, par value (Won)5,000 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the registration of the American Depositary Shares issuable upon deposit of shares of Common Stock. Those American Depositary Shares have been registered under a separate registration statement on Form F-6 (No. 333- ).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement.

775,504,910 shares of common stock, par value (Won)5,000 per share, as of June 30, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2000, 2001 and 2002, we have prepared financial information in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless indicated otherwise, the financial information in this registration statement as of and for the years ended December 31, 2000, 2001 and 2002 has been prepared in accordance with U.S. GAAP.

The Korea Deposit Insurance Corporation, which we refer to as the KDIC, acquired 100% of the outstanding shares of Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank of Korea) effective December 29, 2000. The KDIC subsequently transferred these shares to Woori Finance Holdings on March 27, 2001. In November 2000, the KDIC established Woori Investment Bank (formerly Hanaro Merchant Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Woori Investment Bank effective November 21, 2000. Accordingly, financial information in this document as of and for the year ended December 31, 2000 reflects the impact of those acquisitions. Woori Investment Bank was subsequently merged into Woori Bank effective August 1, 2003. Under U.S. GAAP, Woori Bank is deemed the predecessor to Woori Finance Holdings for periods prior to March 27, 2001, the date on which the shares of Woori Bank held by the KDIC were transferred to Woori Finance Holdings.

In this registration statement:

•	references to “we,” “us” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” or the “Republic” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “US dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this registration statement contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2002, which was (Won)1,186.3 = US$1.00. On September 24, 2003 the noon buying rate was (Won)1,150.5 = US$1.00.

FORWARD-LOOKING INFORMATION

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This registration statement contains forward-looking statements.

Words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	our growth and expansion;

•	future levels of non-performing loans;

•	the adequacy of allowance for credit and investment losses;

•	technological changes;

•	interest rates;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document could include, but are not limited to:

•	general economic and political conditions in Korea;

•	other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3D. Risk Factors” contained in this registration statement. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this registration statement. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in our entirety by the cautionary statements contained or referred to in this section.

Item 1.    Identity of Directors, Senior Managers and Advisers

Item 1A.    Directors and Senior Management

The table below identifies the names and functions of our directors and executive officers. The business address of each of our directors and executive officers is 203 Hoehyon-dong 1-ga, Chung-gu, Seoul, Korea 100-792.

Name	Position
Byung-Chul Yoon	Standing Director, Chairman and Chief Executive Officer
Duk-Hoon Lee	Standing Director, Vice Chairman and Chief Executive Officer of Woori Bank
Kwang-Woo Jun	Standing Director, Vice Chairman and Chief Strategy Officer
Euoo-Sung Min	Standing Director, Vice Chairman and Chief Financial Officer
Nam-Hong Cho	Non-Standing Director
Sang-Chul Lee	Non-Standing Director
Chae-Woong Lee	Non-Standing Director
Gae-Min Lee	Non-Standing Director
Oh-Seok Hyun	Non-Standing Director
Hae-Suk Suh	Non-Standing Director
Sam-Soo Pyo	Senior Managing Director; Chief Information Officer; President and Chief Executive Officer of Woori Finance Information System
Hwan-Kyu Park	Senior Managing Director; Head of the Strategic Planning Department; Head of the Legal Department
Ki-Chul Han	Managing Director; Head of the Human Resources Department; Head of the General Affairs Department; Head of the Public Relations Department
Tae-Ho Son	Managing Director; Head of the Audit Department
Won-Gihl Sohn	Managing Director; Head of the Finance Department

For additional information regarding our directors and officers, see “Item 6. Directors, Senior Management and Employees” below.

Item 1B.    Advisers

Not applicable

Item 1C.    Auditors

We have appointed Deloitte & Touche LLC as our independent auditor with respect to our U.S. GAAP financial statements as of and for the years ended December 31, 2000, 2001 and 2002. Their address is 21-22 Fl., Korea First Bank Building, 100 Gongpyeong-dong, Jongro-gu, Seoul 110-702, Korea.

Item 2.    Offer Statistics and Expected Timetable

Not applicable

Item 3.    Key Information

Item 3A.    Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.

You should read the following data with the more detailed information contained in “Item 5A. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this registration statement. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year ended December 31,
	2000 (1)		2001		2002		2002 (2)
	(in billions of Won, except per share data)						(in millions of US$, except per share data)
Interest and dividend income	(Won)	5,919	(Won)	7,180	(Won)	6,950	$5,858
Interest expense		4,406		4,764		3,991	3,364

Net interest income		1,513		2,416		2,959	2,494
Provision for loan losses		1,434		1,114		1,247	1,051
Provision for guarantees and acceptances (reversal of provision) (3)		(239)		(159)		106	90
Other provision (4)		68		173		146	123
Non-interest income		736		1,046		1,784	1,504
Non-interest expense		1,736		2,080		2,579	2,174
Income tax expense		62		323		363	306
Minority interest income		3		4		6	5

Income (loss) from continuing operations		(815)		(73)		296	249
Income (loss) from discontinued operations (5)		0		(59)		718	605

Net income (loss)		(815)		(132)		1,014	854
Other comprehensive income (loss), net of tax		(89)		41		(182)	(153)

Comprehensive income (loss)	(Won)	(904)	(Won)	(91)	(Won)	832	$701

Per common share data:
Net income (loss) per share—basic	(Won)	(1,120)	(Won)	(182)	(Won)	1,353	$1.14
Income (loss) per share from continuing operations		(1,121)		(100)		395	0.33
Income (loss) per share from discontinued operations		1		(82)		958	0.81
Weighted average common shares outstanding—basic (in thousands)		727,459		727,459		749,383	749,383
Net income (loss) per share—diluted (6)	(Won)	(1,120)	(Won)	(182)	(Won)	1,349	$1.14
Income (loss) per share from continuing operations—diluted		(1,121)		(100)		394	0.33
Income (loss) per share from discontinued operations—diluted		1		(82)		955	0.81
Weighted average common shares outstanding—diluted (in thousands)		727,459		730,963		751,785	751,785
Cash dividends paid per share (7)		—		—		—	—

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item 5A. Operating Results—Overview—Acquisitions and Dispositions.”

(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	The reversals of provisions in 2000 and 2001 resulted from subsequent changes in our estimation of losses related to our guarantees and acceptances. We determined in each of 2000 and 2001 that a portion of our allowances for losses on guarantees and acceptances were no longer needed, and accordingly reversed the related portions of the provisions we had initially allocated during those years. See “Item 5A. Operating Results—Results of Operations—Provision for Loan Losses—Comparison of 2001 to 2000.”
(4)	Mainly consists of provisions relating to (a) repurchase obligations with respect to loans sold to the Korea Asset Management Corporation and (b) trade receivables.
(5)	Discontinued operations consisted of Hanvit Leasing and its three subsidiaries, which were sold in June and December 2002, and a subsidiary of Woori Investment Bank, which we entered into an agreement to sell in December 2002. See Note 28 of the notes to our consolidated financial statements.
(6)	In the diluted earnings per share calculation, our convertible bonds and warrants outstanding as of December 31, 2002 are assumed to have been converted into shares of our common stock. As of December 31, 2002, the exercise prices of all outstanding options to purchase our common stock were higher than their corresponding average market prices of our common stock. Accordingly, such options were excluded from the computation of diluted earnings per share. See Note 32 of the notes to our consolidated financial statements.
(7)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless those periods are the same. With respect to the 2002 fiscal year, we paid dividends in 2003 of (Won)250 per common share ($0.21 per common share at the noon buying rate in effect on December 31, 2002) to our stockholders other than the KDIC. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

Consolidated balance sheet data

	As of December 31,
	2000		2001		2002		2002 (1)
	(in billions of Won)						(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,980	(Won)	3,508	(Won)	2,852	$2,404
Restricted cash		1,975		1,895		3,076	2,593
Interest earning deposits in other banks		535		1,687		1,826	1,539
Call loans and securities purchased under resale agreements		2,132		3,573		629	530
Trading assets		3,505		4,130		3,790	3,195
Available-for-sale securities		8,233		8,820		10,846	9,143
Held-to-maturity securities (fair value of (Won)12,186 billion in 2000, (Won)11,799 billion in 2001 and (Won)10,448 billion ($8,807 million) in 2002)		11,713		11,202		9,959	8,395
Other investment assets		532		911		731	616
Loans (net of allowance for loan losses of (Won)6,457 billion in 2000, (Won)4,323 billion in 2001 and (Won)3,770 billion ($3,178 million) in 2002)		53,533		56,817		76,485	64,474
Due from customers on acceptances		1,898		569		461	389
Premises and equipment, net		2,321		2,195		2,249	1,895
Accrued interest and dividends receivable		693		694		672	567
Assets held for sale		1,539		1,207		240	202
Other assets		4,846		3,475		3,227	2,720

Total assets	(Won)	97,435	(Won)	100,683	(Won)	117,043	$98,662

Liabilities
Deposits
Interest bearing	(Won)	60,988	(Won)	65,511	(Won)	75,190	$63,382
Non-interest bearing		4,537		3,582		3,408	2,873

Total deposits		65,525		69,093		78,598	66,255
Call money		214		503		804	678
Trading liabilities		321		148		322	271
Acceptances outstanding		1,898		569		461	389
Other borrowed funds		9,281		7,964		11,326	9,547
Secured borrowings		4,207		4,914		4,756	4,009
Long-term debt		7,764		8,947		11,305	9,530
Accrued interest payable		1,652		1,548		1,528	1,288
Liabilities held for sale		2,727		1,584		152	128
Other liabilities		4,451		3,074		3,555	2,997

Total liabilities		98,040		98,344		112,807	95,092
Minority interest		30		31		279	235
Total stockholders’ equity (deficit)		(635)		2,308		3,957	3,335

Total liabilities, minority interest and stockholders’ equity	(Won)	97,435	(Won)	100,683	(Won)	117,043	$98,662

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	Year ended December 31,
	2000 (1)	2001	2002
Return on average assets (2)	(1.11)%	(0.14)%	0.95%
Return on average equity (2)(3)	N/M	(61.91)	21.20
Net interest spread (4)	1.83	2.65	2.93
Net interest margin (5)	2.25	2.81	3.07
Cost-to-income ratio (6)	77.20	60.09	56.52
Stockholders’ equity as a percentage of total assets	(0.60)	0.23	4.47

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See Item 5A. “Operating Results—Overview—Acquisitions and Dispositions.”
(2)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(3)	N/M = not meaningful.
(4)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(5)	Represents the ratio of net interest income to average interest earning assets.
(6)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.

Asset quality data

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Total loans	(Won)	60,086	(Won)	61,192	(Won)	80,226
Total non-performing loans (1)		9,664		6,015		3,576
Other impaired loans not included in non-performing loans		2,483		3,435		3,143
Total non-performing loans and other impaired loans		12,147		9,450		6,719
Total allowance for loan losses		6,457		4,323		3,770

Non-performing loans as a percentage of total loans		16.08%		9.83%		4.46%
Non-performing loans as a percentage of total assets		9.92		5.97		3.05
Total non-performing loans and other impaired loans as a percentage of total loans		20.22		15.44		8.37
Allowance for loan losses as a percentage of total loans		10.75		7.07		4.70

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “Item 4B. Business Overview—Asset Quality of Loans—Loan Classifications.”

SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years.

	Year ended December 31,
	2000 (1)					2001					2002
	Average Balance (2)		Interest Income (3)(4)		Average Yield	Average Balance (2)		Interest Income (3)(4)		Average Yield	Average Balance (2)		Interest Income (3)(4)		Average Yield
	(in billions of Won)
Assets
Interest earning deposits in other banks	(Won)	3,875	(Won)	303	7.82%	(Won)	2,639	(Won)	123	4.66%	(Won)	2,058	(Won)	86	4.18%
Call loans and securities purchased under resale agreements		690		47	6.81		1,537		63	4.10		1,267		42	3.31
Trading securities (5)		4,780		308	6.44		3,781		235	6.22		4,062		215	5.29
Investment securities (5)		13,231		1,112	8.40		18,846		1,560	8.28		18,481		1,458	7.89
Loans
Commercial and industrial		24,361		1,893	7.77		28,516		2,223	7.80		31,230		2,053	6.57
Lease financing		117		9	7.69		587		40	6.81		432		18	4.17
Trade financing		5,636		587	10.42		6,306		555	8.80		5,962		366	6.14
Other commercial		6,905		727	10.53		7,722		738	9.56		7,800		403	5.17
General purpose household		5,980		644	10.77		12,205		986	8.08		20,799		1,522	7.32
Mortgage and home equity		438		35	7.99		1,119		100	8.94		1,713		151	8.81
Credit cards (4)		1,078		254	23.56		2,749		557	20.26		2,681		635	23.69

Total loans (6)		44,515		4,149	9.32		59,204		5,199	8.78		70,617		5,148	7.29

Total average interest earning assets		67,091		5,919	8.82		86,007		7,180	8.35		96,485		6,949	7.20

Cash and cash equivalents		2,246		—	—		2,755		—	—		3,165			—
Foreign exchange contracts and derivatives		119		—	—		168		—	—		262		—	—
Premises and equipment		1,927		—	—		2,599		—	—		2,316		—	—
Due from customers on acceptance		3,017		—	—		2,533		—	—		1,287		—	—
Allowance for loan losses		(5,066)		—	—		(4,806)		—	—		(4,374)		—	—
Other non-interest earning assets (7)		4,409		—	—		4,662		—	—		7,908		—	—

Total average non-interest earning assets		6,652		—	—		7,911		—	—		10,564		—	—

Total average assets	(Won)	73,743	(Won)	5,919	8.03%	(Won)	93,918	(Won)	7,180	7.64%	(Won)	107,049	(Won)	6,949	6.49%

	Year ended December 31,
	2000(1)					2001					2002
	Average Balance(2)		Interest Expense		Average Yield	Average Balance(2)		Interest Expense		Average Yield	Average Balance(2)		Interest Expense		Average Yield
	(in billions of Won)
Liabilities
Interest bearing liabilities
Deposits
Demand deposits	(Won)	11,424	(Won)	467	4.09%	(Won)	15,208	(Won)	285	1.87%	(Won)	18,862	(Won)	216	1.15%
Savings deposits		5,492		276	5.03		6,098		260	4.26		7,514		278	3.70
Certificate of deposit accounts		1,163		86	7.39		1,327		85	6.41		626		30	4.79
Other time deposits		27,460		2,198	8.00		38,789		2,564	6.61		41,296		2,104	5.09
Mutual installment deposits		193		16	8.29		755		59	7.81		944		72	7.63

Total deposits		45,732		3,043	6.56		62,177		3,253	5.39		69,242		2,700	4.47
Call money		844		38	4.50		903		39	4.32		1,160		38	3.28
Borrowings from the Bank of Korea		3,432		229	6.67		2,219		100	4.51		1,218		30	2.46
Other short-term borrowings		4,051		323	7.97		5,862		441	7.52		6,640		277	4.17
Secured borrowings		1,959		148	7.55		4,603		284	6.17		5,001		287	5.74
Long-term debt		6,995		625	8.93		7,808		646	8.27		10,122		659	6.51

Total average interest bearing liabilities		63,013		4,406	6.99		83,572		4,763	5.70		93,383		3,991	4.27

Non-interest bearing liabilities
Demand deposits		2,312		—	—		2,665		—	—		3,020		—	—
Foreign exchange contracts and derivatives		209		—	—		169		—	—		198		—	—
Acceptances outstanding		3,017		—	—		2,533		—	—		1,287		—	—
Other non-interest bearing liabilities		5,638		—	—		4,764		—	—		4,381		—	—

Total average non-interest bearing liabilities		11,176		—	—		10,131		—	—		8,886		—	—

Total average liabilities		74,189		4,406	5.94		93,703		4,763	5.08		102,269		3,991	3.90
Average stockholders’ equity		(446)		—	—		215		—	—		4,780		—	—

Total average liabilities and stockholders’ equity	(Won)	73,743	(Won)	4,406	5.97%	(Won)	93,918	(Won)	4,763	5.07%	(Won)	107,049	(Won)	3,991	3.73%

(1)	Because the acquisitions occurred toward the end of 2000, data for 2000 does not fully reflect the effects of our acquisitions of Woori Investment Bank, effective November 21, 2000, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000, each of which was accounted for using the purchase method of accounting. See “Item 5A. Operating Results—Overview—Acquisitions and Dispositions.”
(2)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(3)	Includes dividends received on securities, as well as cash interest received on non-accruing loans.
(4)	Interest income from credit cards is derived from interest-earning credit card receivables, and consists principally of interest on cash advances and card loans.
(5)	We do not invest in any tax-exempt securities.
(6)	Includes non-accrual loans.
(7)	Includes non-interest earning credit card receivables, principally lump-sum purchase receivables.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2001 compared to 2000 and 2002 compared to 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to absolute volume and rate change.

	2001 vs. 2000 Increase/(decrease) due to changes in						2002 vs. 2001 Increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Interest earning deposits in other banks	(Won)	(79)	(Won)	(100)	(Won)	(179)	(Won)	(25)	(Won)	(12)	(Won)	(37)
Call loans and securities purchased under resale agreements		23		(8)		15		(10)		(11)		(21)
Trading securities		(62)		(10)		(72)		20		(40)		(20)
Investment securities		464		(17)		447		(30)		(72)		(102)
Loans
Loans Commercial and industrial		324		6		330		263		(433)		(170)
Lease financing		32		(1)		31		(9)		(13)		(22)
Trade financing		106		(137)		(31)		(29)		(161)		(190)
Other commercial		48		(38)		10		8		(342)		(334)
General purpose household		450		(108)		342		619		(83)		536
Mortgage and home equity		60		5		65		52		(1)		51
Credit cards		333		(30)		303		(13)		92		79

Total interest income		1,699		(438)		1,261		846		(1,076)		(230)

Interest bearing liabilities
Deposits
Demand deposits		287		(469)		(182)		111		(181)		(70)
Savings deposits		43		(59)		(16)		41		(24)		17
Certificate of deposit accounts		(31)		30		(1)		(37)		(18)		(55)
Other time deposits		633		(268)		365		181		(640)		(459)
Mutual installment deposits		44		(1)		43		14		(1)		13
Call money		2		(1)		1		(5)		5		—
Borrowings from the Bank of Korea		(67)		(61)		(128)		(35)		(35)		(70)
Other short-term borrowings		135		(17)		118		70		(233)		(163)
Secured borrowings		157		(22)		135		14		(11)		3
Long-term debt		58		(37)		21		45		(33)		12

Total interest expense		1,261		(905)		356		399		(1,171)		(772)

Net interest income	(Won)	438	(Won)	467	(Won)	905	(Won)	447	(Won)	95	(Won)	542

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this registration statement were made at the noon buying rate in effect on December 31, 2002, which was (Won)1,186.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On September 24, 2003, the noon buying rate was (Won)1,150.5 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
1998	(Won)	1,196.0	(Won)	1,812.0	(Won)	1,367.3	(Won)	1,206.0
1999		1,125.0		1,243.0		1,188.2		1,136.0
2000		1,105.5		1,267.0		1,140.0		1,267.0
2001		1,234.0		1,369.0		1,293.4		1,313.5
2002		1,160.6		1,332.0		1,242.0		1,186.3
2003 (through September 24)		1,150.5		1,262.0		1,193.2		1,150.5
March		1,184.6		1,260.0
April		1,204.0		1,262.0
May		1,192.0		1,217.0
June		1,185.0		1,203.0
July		1,176.3		1,192.0
August		1,168.0		1,187.9
September (through September 24)		1,150.5		1,178.0

(1)	The average of the noon buying rates on the last business day of each month during the relevant period (or portion thereof).

Item 3B.    Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2002.

	As of December 31, 2002
	(in billions of Won)		(in millions of US$) (1)
Long-term indebtedness (including current portion)
Secured borrowings (excluding repurchase agreements)	(Won)	3,207	$2,703
Unsecured long-term indebtedness		11,305	9,530

Total long-term indebtedness		14,512	12,233
Stockholders’ equity
Common stock, par value 5,000 Won
Authorized—2,400,000,000 shares
Issued and outstanding common stock—767,814,797 shares (2)(3)		3,839	3,236
Additional paid-in capital		4,353	3,669
Accumulated deficit		4,263	3,594
Accumulated other comprehensive income, net of tax		28	24

Total stockholders’ equity		3,957	3,335

Total capitalization	(Won)	18,469	$15,520

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(2)	Does not include 9,395,353 shares of common stock issuable upon conversion of US$52 million of convertible bonds outstanding as of December 31, 2002 that were held by an affiliate of Lehman Brothers. See “Item 7A. Major Stockholders.”
(3)	Does not include common stock issuable upon exercise of warrants outstanding as of December 31, 2002 that expired in June 2003. Although the KDIC offered exchangeable bonds in 2001 that may be exchanged into our common stock currently held by the KDIC in certain circumstances, any such conversion would have no effect on our capitalization. See “Item 7A. Major Stockholders.”

Item 3C.    Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.    Risk Factors

An investment in our ADSs involves risks. You should carefully consider the risks described below and the other information in this registration statement before making a decision to invest. If the events underlying these risks occur, the trading price of our common stock and our ADSs could decline, and you could lose all or part of your investment. Additional risks not currently known to us or that we now believe are immaterial could also harm us or affect your investment. As we are a Korean company, there are additional risks associated with investing in our ADSs that are not typical for investments in securities of U.S. companies.

Risks relating to our financial holding company structure and strategy

Our company has a limited operating history as a financial holding company, and our continued success cannot be assured.

Our company was established in March 2001 by the KDIC as a financial holding company to consolidate the Korean government’s interests in four commercial banks (Hanvit Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea), one merchant bank and a number of other financial institutions. Each of these financial institutions were experiencing significant financial difficulties, including a sharp deterioration in asset quality and capital adequacy ratios and a net capital deficit, as a result of the Korean financial crisis that began in 1997, and had been recapitalized by the Korean government using public funds injected through the KDIC. Since that time, we have reorganized some of those operations, and we may decide to implement other transfers or reorganizations with respect to our subsidiaries’ business operations in the future. While we believe that we have generally succeeded in improving our overall financial condition and normalizing our operations, we have a limited operating history as a financial holding company, particularly under our current structure and organization, and may experience difficulties in managing a larger and more diverse business. Accordingly, our continued success cannot be assured.

We may not succeed in implementing our current strategy to take advantage of our integrated financial holding company structure.

Our success under a financial holding company structure depends on our ability to take advantage of our large existing base of retail and corporate banking customers and to implement a strategy of developing and cross-selling diverse financial products and services to them. As part of this strategy, we are developing an integrated customer relationship management database shared by all of our subsidiaries and are upgrading and integrating our subsidiaries’ information technology systems. We also plan to continue to diversify our product offerings by, among other things, marketing insurance products and expanding our investment banking, investment trust and credit card operations. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails significant risks, including the possibility that:

•	we may be unable to successfully integrate our diverse systems and operations;

•	we may lack required capital resources;

•	we may be unable to attract, develop and retain personnel with necessary expertise; and

•	we may face competition from other financial holding companies and more specialized financial institutions in particular segments.

If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.

We may fail to realize the anticipated benefits relating to our reorganization and integration plan.

Our success under a financial holding company structure depends on our ability to implement our reorganization and integration plan and to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our various subsidiaries. As part of this plan, between December 2001 and February 2002 we merged the commercial banking business of Peace Bank of Korea into Woori Bank, converted Peace Bank of Korea into a credit card subsidiary, Woori Credit Card, and transferred the credit card business of Woori Bank to Woori Credit Card. We also transferred the credit card business of Kwangju Bank to Woori Credit Card in March 2003 and intend in the future to transfer the credit card business of Kyongnam Bank to Woori Credit Card. In addition, we merged Woori Investment Bank into Woori Bank in August 2003. Although we currently intend for our commercial banking and credit card subsidiaries to continue to operate as separate legal entities within our financial holding company structure and to maintain separate loan origination and other functions, we are in the process of integrating their risk management operations, as well as their diverse information technology systems and business cultures. As part of our business plan, we also intend to establish a bancassurance joint venture and may enter into other joint venture or acquisition transactions in the future. See “Item 4B. Business Overview—Other Businesses—Bancassurance.”

Although we are in the process of integrating certain aspects of our subsidiaries’ operations in our financial holding company structure, they will generally continue to operate as independent entities with separate management and staff. As a result, our ability to direct their day-to-day operations is and will continue to be limited. Further integration of our subsidiaries’ separate businesses and operations could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The continued implementation of our reorganization and integration plan, as well as any future additional integration plans that we may adopt, and the realization of the anticipated benefits of our financial holding company structure may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries, including information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under Korean financial holding company and other regulations on transactions between our company and, or among, our subsidiaries;

•	unexpected business disruptions;

•	loss of customers; and

•	labor unrest.

Accordingly, we may not be able to realize the anticipated benefits of our current or any future reorganization and integration plan, and our business, results of operations and financial condition may suffer as a result.

We may not generate sufficient additional fees to achieve our revenue diversification strategy.

An important element of our overall strategy is increasing our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. Historically, our primary source of revenues has been interest income from our banking operations. To date, except for credit card, trust management and currency transfer fees (including foreign exchange-related commissions), we have not generated substantial fee income. We intend to develop new sources of fee income as part of our business strategy, including through our investment banking and asset management businesses and our contemplated bancassurance joint venture. Although we, like many other Korean financial institutions, have begun to charge fees to our customers more regularly, customers may prove unwilling to pay additional fees, even in exchange for more attractive value-added services, and their reluctance to do so would adversely affect the implementation of this aspect of our strategy.

We are dependent on limited forms of funding to fund our operations at the holding company level.

We are a financial holding company with no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, sales of our interests in our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. As a result, our ability to meet our obligations to our direct creditors and employees and our other liquidity requirements at that level depends on timely and adequate distributions from our subsidiaries, the successful completion of those sales and our ability to sell our securities or obtain credit from our lenders.

In the case of distributions, this depends on the financial condition and operating results of our subsidiaries. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. Any delay in receipt of or shortfall in payments to us from our subsidiaries could disrupt our operations at the holding company level. In addition, trade and other creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, unsuccessful completion of any sales of our interests in our subsidiaries or our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also disrupt our operations at the holding company level.

Risks relating to our corporate credit portfolio

We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2002, ten were to companies that are members of the 30 largest chaebols in Korea. As of that date, the total amount of our exposures to the 30 largest chaebols was W9,172 billion, or 8.9% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

In particular, we have significant exposure to several former Hyundai Group companies, former Daewoo Group companies, SK Group companies and Ssangyong Group companies, a number of which have been experiencing financial difficulties. For example:

•	As a result of their deteriorating financial condition, several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering & Construction, Hyundai Petrochemical and Hyundai Merchant Marine, have required assistance in recent years from their creditor financial institutions, in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, restructuring procedures under the new Corporate Restructuring Promotion Act were begun in respect of Hynix Semiconductor and Hyundai Petrochemical. In 2003, we downgraded the asset classification of our credit exposures to Hyundai Corporation from precautionary to substandard due to an increase in its capital deficit. As of June 30, 2003, our total exposure to Hyundai Corporation amounted to (Won)171 billion, (Won)128 billion of which was classified as substandard. As of that date, we had established allowances of (Won)63 billion against our outstanding exposure.

•	In 1999, the principal creditor banks of the Daewoo Group companies began formal workout procedures with respect to 12 member companies of that group, including Daewoo Corporation, Daewoo Motors, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Many of these former Daewoo Group companies are currently subject to liquidation proceedings or have been liquidated or sold, are under workouts or reorganization proceedings, have been split up into more than one company or are looking for purchasers.

•	In March 2003, the principal creditor banks of SK Global, a member company of the SK Group, commenced corporate restructuring procedures against SK Global after the company announced that its financial statements understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. This admission resulted from a government investigation of several SK Group companies for unlawful stock transactions and accounting fraud, as a result of which 10 directors and officers of SK Group companies were indicted. These banks, including our subsidiaries, agreed to a temporary rollover of approximately (Won)6.6 trillion of SK Global’s debt until June 18, 2003 and subsequently decided to put SK Global into corporate restructuring. In August 2003, the foreign and Korean creditors of SK Global reached a preliminary agreement on a restructuring plan that would include a debt-restructuring package intended to maintain SK Global as a going concern. By the end of September, the foreign creditors must decide whether to accept this package which will, among other things, require them to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. Unless the Korean and foreign creditors of SK Global are able to reach a final agreement on a restructuring plan, the Korean creditors of SK Global may decide to put SK Global into court receivership. As of June 30, 2003, our outstanding exposure to SK Global amounted to (Won)311 billion, of which (Won)307 billion was classified as substandard and the remainder as normal. As of that date, we had established allowances of (Won)185 billion against our outstanding exposure.

•	Although no workouts or reorganization proceedings have begun against any significant Ssangyong Group companies, many of those companies have been experiencing significant financial difficulties and liquidity problems.

The table below summarizes our exposures to these groups, as well as a number of their significant member companies as of December 31, 2002:

	Outstanding Exposure (1)		% of Total Exposure	% of Exposure Classified as Substandard or Below	Allowance for Loan Losses		Allowance for Loan Losses as a % of Exposure
	(in billions of Won)
Former Hyundai Group (Total) (2)	(Won)	1,949	1.89%	18.34%	(Won)	358	24.90%
Hyundai Group (3)		584	0.57	—		126	21.54
Hyundai Engineering and Construction Group (4)		190	0.18	9.70		17	9.08
Hyundai Motors Group (5)		609	0.59	—		4	0.62
Hyundai Heavy Industry Group (6)		20	0.02	—		0.2	0.95
Hynix Semiconductor		546	0.53	62.10		338	61.90
Former Daewoo Group (Total) (7)		900	0.87	—		80	8.87
Daewoo International		258	0.25	—		4	1.56
GM Daewoo Auto & Technology		204	0.20	0.22		0.7	0.33
Daewoo Electronics		199	0.19	—		30	15.01
Ssangyong Motors		22	0.02	—		11	51.35
SK Group (Total)		529	0.51	—		156	29.51
SK Global		316	0.31	—		155	48.98
Ssangyong Group (Total)		286	0.28	18.86		60	20.90
Ssangyong Corporation		113	0.11	41.58		42	37.20
Ssangyong Cement Industrial		159	0.15	2.72		15	9.65

(1)	Includes loans, debt and equity securities (including collateralized bond obligations), guarantees and acceptances and other exposures.

(2)	Includes amounts from Hyundai Group, Hyundai Engineering and Construction Group, Hyundai Motors Group and Hyundai Heavy Industry Group.
(3)	Recognized as the successor to the former Hyundai Group, which includes Hyundai Corporation and Hyundai Merchant Marine. Substantially all of the outstanding exposure of Hyundai Merchant Marine relates to ship financing to a special purpose company guaranteed by Hyundai Heavy Industries.
(4)	Includes Hyundai Engineering and Construction.
(5)	Includes Hyundai Motors, Kia Motors, Hyundai Capital and INI Steel.
(6)	Includes Hyundai Heavy Industries.
(7)	Includes our twelve largest exposures to former Daewoo Group companies.

The allowances we have established against these exposures may not be sufficient to cover all future losses arising from these exposures. In addition, in the case of companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2002, our 20 largest credit exposures to corporate borrowers totaled (Won)16,479 billion, which represented 16.0% of our total loans and other credits. As of December 31, 2002, (Won)483 billion, or 2.9%, of our credits to our 20 largest borrowers were classified as substandard or below. As of that date, our single largest corporate borrower was the KDIC, to which we had outstanding credits of (Won)9,051 billion, representing 8.8% of our total credits. See “Item 4A. History and Development of the Company—History.” We have made efforts to reduce our outstanding credit exposure to large corporate borrowers, including through asset sales, credit line reductions and credit write-offs. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

We have growing credit exposure to small- and medium-sized enterprises, and financial difficulties experienced by this segment may result in a deterioration of our asset quality and have an adverse impact on us.

Our credit exposure to small- and medium-sized enterprises increased from (Won)23,267 billion as of December 31, 2000 to (Won)33,371 billion as of December 31, 2002. As of December 31, 2002, loans and other credits to small- and medium-sized enterprises that were classified as substandard or below were (Won)586 billion, representing 1.8% of our total credits to those enterprises. Recently, the industry-wide delinquency rates for loans and other credits to small- and medium-sized enterprises have been sharply rising, and our delinquency rate for those loans may rise in 2003, compared to 2002. Accordingly, we may be required to take measures to decrease our exposures to these customers. For example, in order to stem rising delinquency rates, we recently decided not to lend to certain small- and medium-sized enterprises, such as restaurants and motels.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continued weakness in the Korean economy may lead to a deterioration in the asset quality of our loans to this segment and stagnant or reduced interest and fee income from this segment, which would have an adverse impact on us. In addition, many small- and medium-sized enterprises have close business relationships with chaebols, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the financial condition of related small- and medium-sized enterprises, including those to which we have exposure.

We have credit exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required or the adoption of restructuring plans with which we do not agree.

As of December 31, 2002, our credit exposures to companies that were in workout, corporate restructuring, composition or corporate reorganization, including companies in the former Daewoo Group, the former Hyundai

Group and the Ssangyong Group amounted to (Won)4,463 billion or 4.3% of our total credits, of which (Won)1,476 billion or 33.0% was classified as substandard or below. As of the same date, our allowances for loan losses on these credits amounted to (Won)1,427 billion, or 32.0% of these credits. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the case of our borrowers that are or become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

The Financial Supervisory Service may increase minimum reserve requirements for corporate loans, which could require us to increase our provisions.

In a press release in February 2003, the Financial Supervisory Service declared that it would monitor the corporate loan portfolios of Korean banks with respect to large corporate, small- and medium-sized enterprises and “small office/home office” customers, or “SOHOs.” The Financial Supervisory Service indicated that, based on the results of this monitoring, it intends to institute a system by which Korean banks would calculate their optimal loan loss allowances for these loans and be required to establish allowances in accordance with those calculations. Although the Financial Supervisory Service has not yet instituted any such system, if it were to do so, depending on the method by which loan loss allowances are calculated, we may be required to establish additional allowances under Korean GAAP with respect to our corporate loans. Although these requirements should not result in our increasing our loan loss allowances under U.S. GAAP, actions that we undertake in implementing these requirements may have an adverse effect on our operations or our financial condition.

Risks relating to our consumer credit portfolio

We may not be able to sustain the rate of growth or credit quality of our consumer loan and credit card portfolios.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of consumer loans and the aggregate outstanding balance of our credit card accounts have grown from (Won)9,780 billion and (Won)3,593 billion, respectively, as of December 31, 2000 to (Won)25,766 billion and (Won)6,418 billion, respectively, as of December 31, 2002. As of December 31, 2002, our consumer loans and credit card receivables represented 32.1% and 8.0% of our total lending, respectively. The growth in recent years of our consumer lending and credit card businesses, which offer higher margins than other lending activities, has contributed significantly to the increase in our interest income and our profitability. However, we may not be able to sustain this growth in the future due to various factors, including increasing market saturation, competition and government regulation in the consumer and credit card segments, as well as changes in consumer confidence levels or spending patterns or in the public perception of consumer debt and credit card usage. Our inability to sustain this growth may adversely affect our overall future performance and prospects.

The rapid growth in our consumer loan and credit card portfolios has been accompanied by increasing delinquencies. Our non-performing consumer loans (defined as those that are over 90 days past due) increased from (Won)107 billion, or 1.1% of our consumer loan portfolio, as of December 31, 2000 to (Won)271 billion, or 1.1% of our consumer loan portfolio, as of December 31, 2002. In our credit card segment, outstanding balances overdue by 30 days or more increased from (Won)220 billion, or 6.1% of our credit card receivables, as of December 31, 2000 to (Won)485 billion, or 7.6% of our credit card receivables, as of December 31, 2002. Consumer loan and credit card delinquencies have increased further in the first six months 2003. In addition, in line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2002, these restructured loans amounted to (Won)275 billion. Because these restructured loans are not initially treated as being delinquent, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding consumer loans and credit card balances. Delinquencies may increase further in the future as a result of, among other things, adverse economic developments in Korea or the inability of Korean consumers to manage increased household debt, as reflected, for example, in the practice among some credit card holders of obtaining multiple credit cards and using cash advances from one card to make payments due on others.

Deterioration of the credit quality of our consumer loan and credit card portfolios would require us to increase our loan loss provisions and charge-offs and will adversely affect our financial condition and results of operations. Our loan loss provisions in respect of our consumer loan and credit card portfolios, as a percentage of total average consumer loan and credit card balances, increased from 1.9% in 2000 to 3.2% in 2002. However, our charge-offs of non-performing consumer loans and delinquent credit card receivables, as a percentage of total average consumer loan and credit card balances, decreased from 2.4% in 2000 to 1.7% in 2002.

In addition, our increased exposure to consumer debt means that we are more exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt those consumers could result in reduced growth and further deterioration in the credit quality of our consumer loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates in Korea, which have been at historically low levels in recent years, could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults, while reducing demand for consumer loans and credit card spending.

Government regulation of the credit card business has increased significantly in recent years, which may hurt our credit card operations.

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in recent years, the Korean government has heightened its regulatory oversight of the credit card industry. In May 2002, the Korean Ministry of Finance and Economy and Financial Supervisory Commission announced that they would encourage credit card issuers to lower their fee rate on cash advances. As a result, cash advance fee rates fell to historically low levels during 2002, although they have increased again in recent months.

In addition, from mid-2002 through early 2003, the Ministry of Finance and Economy and the Financial Supervisory Commission adopted a variety of amendments to existing laws and regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in lending volumes for certain types of lending, increased reserve requirements and minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. For more details relating to these regulations, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Credit Card Companies.”

The government has also increased its enforcement activities with respect to the credit card industry in recent years. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers in respect of unlawful or unfair practices discovered in the course of its industry-wide inspection. In April 2002, the Korean Fair Trade Commission imposed administrative fines on four credit card companies for collusive and anti-competitive practices in fixing credit card interest and fee levels in 1998 and 1999. Woori Credit Card has not been subject to any such sanctions.

In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March 2003 the Korean government announced measures intended to support the credit card industry. These include the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card issuers, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. We believe, however, that these relief measures are likely to be temporary, and that the overall effect of the Korean government’s recent regulatory initiatives has been, and will continue to be, to constrain the growth and profitability of our credit card operations. The Korean government may also adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations.

Our credit card subsidiary, Woori Credit Card, may experience liquidity problems, which could hurt our financial condition and performance.

Credit card companies, including our subsidiary, Woori Credit Card, are among the largest Korean corporate debt issuers. Recently, however, demand for Korean corporate bonds has declined, in part as a result of recent accounting scandals involving SK Global and weak conditions in the Korean economy. In addition, demand for debt securities issued by credit card companies has declined as a result of concerns regarding their financial health triggered by increasing credit card delinquency levels. According to recent press reports, as of May 26, 2003, approximately (Won)31 trillion of Korean credit card companies’ bonds, asset-backed securities, commercial paper and other borrowings, including (Won)1.9 trillion issued by Woori Credit Card, is scheduled to mature in 2003. In part to address such liquidity concerns, the Korean government has encouraged the parent companies of credit card subsidiaries to make additional capital contributions or otherwise take steps to improve the capital adequacy ratios of their credit card subsidiaries. Although Woori Credit Card has already issued (Won)730 billion worth of asset-backed securities and received financial assistance from us in the amount of approximately (Won)200 billion in March 2003, including in the form of equity contributions, it may nevertheless face a liquidity shortage if it is unable to refinance its debt obligations as they mature. If Woori Credit Card experiences liquidity problems, it may have to rely on more expensive funding sources or curtail its business operations, or we may have to inject additional capital into Woori Credit Card (in addition to (Won)640 billion that we currently plan to inject by the end of September 2003, which has been approved by our board), which may adversely affect our overall financial condition and performance.

Government regulation of consumer lending, particularly mortgage and home equity lending, has recently become more stringent, which may hurt our consumer banking operations.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, the Korean government has recently adopted more stringent regulations with respect to consumer lending by Korean banks. The Financial Supervisory Commission increased the minimum loan loss reserve requirements applicable to consumer loans with effect from May 2002. In addition, in an effort to curtail the growth in property speculation caused by increased levels of mortgage and home equity lending, the Financial Supervisory Commission and Financial Supervisory Service adopted measures during the second half of 2002 that decreased our ability to provide certain higher-risk mortgage and home equity loans.

Furthermore, in November 2002, the Financial Supervisory Commission and Financial Supervisory Service announced new, more stringent guidelines applicable to mortgage and home equity lending by Korean banks. More recently, in June 2003, the government identified areas in Korea where the average land price had increased substantially and advised parties that lent or were planning to lend on the basis of collateral in those areas to lend up to only 50% of the land’s value. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Household Loans.” These regulations, as well as any similar regulations that the Korean government may adopt in the future, may have the effect of constraining the growth and profitability of our consumer banking operations, especially in the area of mortgage and home equity lending.

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial market has been and is likely to remain intense. Some of the financial institutions that we compete with are significantly larger in terms of asset size and customer base and have greater financial resources or more specialized capabilities than our subsidiaries. In addition, in the area of our core banking operations, most Korean banks have indicated their intention to target retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers. Similarly, in the area of credit cards, Korean banks and credit card companies have been engaging in aggressive marketing activities and making significant investments. The competition and market saturation resulting from this common focus may make it more difficult for us to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives.

In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. We expect that consolidation in the financial industry will continue. Some of the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Other risks relating to our business

Our failure to meet the financial and other business targets set forth in current terms of the memoranda of understanding among us, our subsidiaries and the KDIC may result in substantial penalties to us or our subsidiaries.

Under the current terms of the memoranda of understanding entered into among us, Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card and the KDIC, we and our subsidiaries are required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2004. We and our subsidiaries, except for Woori Investment Bank (which was merged into Woori Bank in August 2003), have been in substantial compliance to date under our respective memoranda of understanding with the KDIC. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” However, if we or our subsidiaries fail to satisfy our obligations under the current or any new memoranda of understanding, the Korean government, through the KDIC, may impose penalties on us or our subsidiaries. These penalties could include the replacement of our senior management, sale of our assets, restructuring of our organization, restrictions on our business, including a suspension or transfer of our business, and elimination or reduction of existing equity. Accordingly, our failure to meet the obligations in the memorandum of understanding may result in harm to our business, financial condition and results of operations.

We sold substantial amounts of assets with repurchase obligations by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.

We have sold significant amounts of non-performing assets to the Korea Asset Management Corporation, which we refer to as KAMCO, in recent years. Some of those assets were sold with repurchase obligations by us, which means that if specified events occur, KAMCO may require us to repurchase such assets at the original sale price, plus interest. See “Item 4B. Business Overview—Asset Quality of Loans—Sales of Non-Performing Loans—Korea Asset Management Corporation.” As of December 31, 2002, the aggregate amount of assets we sold to KAMCO that remained subject to such repurchase obligations based on the sales price of those assets to KAMCO was (Won)813 billion. As of that date, we had established allowances of (Won)369 billion in respect of possible losses on those assets. If we are required to repurchase those assets and are unable to make sufficient recoveries on them, we may realize further losses on those assets to the extent such recovery shortfalls exceed our allowances.

We have also provided a significant amount of our assets as collateral for our secured borrowings in recent years. These secured borrowings often take the form of asset securitization transactions, where we nominally sell our assets to a securitization vehicle that issues securities backed by those assets, although the assets remain on our balance sheet. These secured borrowings are intended to be fully repaid through recoveries on collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. As of December 31, 2002, the aggregate amount of assets we had provided as collateral for our secured borrowings was (Won)8,520 billion. As of that date, we had established allowances of (Won)1,557 billion in respect of possible losses on such assets. If we are required to make payments on such assets, or to repay our secured borrowings on such assets and are unable to make sufficient recoveries on them, we may realize further losses on these assets to the extent such payments or recovery shortfalls exceed our allowances.

An increase in interest rates would decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand, which could adversely affect us.

Interest rates in Korea have fluctuated significantly in recent years. In 2000 and 2001, interest rates declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates stabilized at these low levels in 2002 and 2003 to date. Approximately half of the debt securities our banking subsidiaries hold pay interest at a fixed rate. All else being equal, an increase in interest rates could lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and consumer borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

Our banking subsidiaries meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2002, approximately 94% of these deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of these customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In particular, we believe that the recent increase in these short-term deposits is attributable in large part to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the current historically low interest rate environment and weak stock market conditions. Accordingly, a substantial number of these short-term deposit customers may withdraw their funds or fail to roll over their deposits if higher-yield investment opportunities emerge. In that event, our liquidity position could be adversely affected. Our banking subsidiaries may also be required to seek more expensive sources of short-term and long-term funding to finance our operations.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% of the appraised value of collateral and to periodically re-appraise our collateral, downturns in the real estate markets in Korea from time to time have resulted in declines in the value of the collateral securing some loans to levels below their outstanding principal balance. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may decrease the value of such collateral. We cannot guarantee that we will be able to realize the full value on our collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of our security interest in collateral. Our failure to recover the expected value of collateral could expose us to potential losses.

Labor union unrest may disrupt our operations and hinder our ability to continue to reorganize and integrate our operations.

Most financial institutions in Korea, including our subsidiaries, have experienced periods of labor unrest. As part of our reorganization and integration plan, we have transferred or merged some of the businesses operations of our subsidiaries into one or more entities and implemented other forms of corporate and operational restructuring. We may decide to implement other organizational or operational changes, as well as acquisitions or dispositions, in the future. Such efforts have in the past been met with significant opposition from labor unions in Korea. For example, in July 2000, the Korea Financial Industry Union, which represented the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to the increase in bank mergers and the promulgation of the Financial Holding Company Act. This strike was motivated by a fear that these mergers and the Financial Holding Company Act would lead to large-scale layoffs of financial institution employees. In addition, in June 2003, members of Chohung Bank’s labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in that bank to Shinhan Financial Group. Actual or threatened labor disputes may disrupt the reorganization and integration process and our business operations, which in turn may hurt our financial condition and results of operations.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold when we sell any of those securities.

As of December 31, 2002, our banking subsidiaries held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the KDIC, the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of (Won)4,422 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates, which may be significant in light of the current low interest environment, or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that banking subsidiaries could realize in the event we elect to sell these securities. As a result, our banking subsidiaries may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

We and our commercial banking and credit card subsidiaries may be required to raise additional capital to maintain our capital adequacy ratios or for other reasons, which we or they may not be able to do on favorable terms or at all.

Pursuant to the capital adequacy requirements of the Financial Supervisory Commission, we are required to maintain a minimum requisite capital ratio, which is the ratio of net total equity capital as a percentage of requisite capital, of 100% on a consolidated Korean GAAP basis. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.” In addition, each of our commercial banking subsidiaries, as well as our credit card subsidiary, is required to maintain a minimum combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. In addition, the memoranda of understanding among us, our subsidiaries and the KDIC require us and our subsidiaries to meet specified capital adequacy ratio requirements. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.” As of December 31, 2002, our capital ratio and the capital adequacy ratios of our subsidiaries exceeded the minimum levels required by both the Financial Supervisory Commission and these memoranda. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, or if we or they are not able to deploy their funding into suitably low-risk assets.

If our capital adequacy ratio or those of our subsidiaries deteriorate, we or they may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. As the financial holding company for our subsidiaries, our company may be required to raise additional capital to contribute to our subsidiaries. We or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. The ability of our company and our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. Depending on whether we or our subsidiaries are obtaining any necessary additional capital, and the terms and amount of any additional capital obtained, holders of our common stock or ADSs may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

We do not publish interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries publish interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of loan loss allowances and provisions. See “Item 5B. Liquidity and Capital Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our allowance and provision levels, as well as assets and liabilities, reflected in our interim financial statements under Korean GAAP may differ substantially from those required to be reflected under U.S. GAAP.

Risks relating to government control

The KDIC, which is our controlling shareholder, is controlled by the Korean government and could cause us to take actions or pursue policy objectives that may be against your interests.

The Korean government, through the KDIC, currently owns 86.8% of our outstanding common stock. So long as the Korean government remains our controlling stockholder, it will have the ability to cause us to take actions or pursue policy objectives that may conflict with the interests of our other stockholders. For example, in order to further its public policy goals, the Korean government could request that we participate with respect to a takeover of a troubled financial institution or encourage us to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing our profits or the value of our common stock may have an adverse impact on our results of operations and financial condition and may cause the price of our common stock and ADSs to decline.

In addition, pursuant to the terms of our memorandum of understanding with the KDIC, we are required to take any necessary actions (including share buybacks and payment of dividends) to return to the KDIC the funds it injected into us and our subsidiaries, so long as those actions do not cause a material adverse effect on the normalization of our business operations as contemplated by the memorandum of understanding. Any actions that we take as a result of this requirement may favor the KDIC over our other stockholders and may therefore be against your interests.

Risks relating to government regulation

The Korean government promotes lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

Through its policy guidelines and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past announced policy guidelines requesting financial institutions to participate in remedial programs for troubled corporate borrowers, as well as policies identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that lend to these sectors. The government has in this manner encouraged low-income mortgage lending and lending to small- and medium-sized enterprises and technology companies. We expect that all loans or credits made pursuant to these government policies will be reviewed in accordance with our credit approval procedures. However, these or any future government policies may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of that policy.

In the past, the Korean government has also issued policy recommendations encouraging financial institutions in Korea to provide financial support to particular sectors as a matter of policy. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	requesting credit card companies to effect capital increases in the aggregate amount of (Won)4.6 trillion, as part of their self-rescue efforts;

•	requesting banks and other financial institutions to agree to extend the maturity of all debt securities of credit card companies that they hold through June 2003;

•	requesting investment trust management companies to agree to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies held by the investment trusts they manage that are scheduled to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, requesting banks and other financial institutions to contribute an aggregate amount of (Won)5.6 trillion to mutual funds to enable them to purchase such debt securities from investment trusts.

Of the (Won)5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trusts, the portion allocated for Woori Bank, Kyongnam Bank and Kwangju Bank to purchase was approximately (Won)540 billion. In accordance with a schedule agreed upon by us and other Korean financial institutions, we were reimbursed for the full amount of our contribution by the end of July 2003.

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

The Financial Supervisory Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.

If the Financial Supervisory Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Supervisory Commission may order, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of our business operations.

If any of these measures are imposed on us by the Financial Supervisory Commission, they could hurt our business, results of operations and financial condition. In addition, if the Financial Supervisory Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

Ongoing significant reforms and changes to the regulatory framework for the Korean financial industry could adversely affect our results of operations.

The legal and regulatory framework for the Korean financial industry is undergoing significant reforms and changes. For example, until recently the Korean government regulated, among other things, lending rates and deposit rates for banks. Regulations also dictated the extent of competition by restricting new entrants and the growth of existing financial institutions, including the opening of new branches. Ongoing regulatory reforms have removed all controls on lending rates and deposit rates (other than the maximum interest rate for demand deposits, which the Bank of Korea has announced it intends to remove) and have relaxed barriers to entry, including by foreign financial institutions, leading to increased competition. At the same time, the Korean government has revised its regulations in recent years to impose stricter regulatory standards and oversight on Korean financial institutions, as part of its efforts to modernize the industry and to address specific social and economic issues. Most recently, the Korean government has revised the regulations relating to credit cards and household lending as part of its effort to control the potential risks of excessive consumer lending. Continuing regulatory changes in the financial industry will require us to modify our business operations and may adversely affect our results of operations.

Risks relating to Korea

Tensions with North Korea could have an adverse effect on us and the price of our common stock and ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In addition, North Korea has recently engaged in increased provocations and rhetoric directed at Korea, the United States and Japan. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and ADSs.

Unfavorable financial and economic developments in Korea since late 1997 had, and future adverse economic developments in Korea would likely have, an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Beginning in late 1997, Korea experienced a significant financial and economic downturn that resulted in, among other things, an increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, financial institutions in Korea, including our subsidiaries, experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001, 2002 and early 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	failure of restructuring of large troubled companies;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries such as the United States and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

Labor unrest in Korea may adversely affect our operations.

The economic downturn in Korea in 1997 and 1998 and the increase in the number of corporate reorganizations and bankruptcies thereafter caused layoffs and increasing unemployment in Korea, and a similar economic downturn in the future could lead to further layoffs. These factors could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. During 1998 and 1999, there were large-scale protests and labor strikes in Korea. According to statistics from the Bank of Korea, the unemployment rate has generally decreased, from 4.1% in 2000 to

3.8% in 2001 and 3.1% in 2002, but increased to 3.3% in the first six months of 2003. A continued increase in unemployment and continuing or future labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial conditions of Korean companies in general, depressing the price of securities on the Korea Stock Exchange and the value of the Won relative to other currencies. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

The market price of our common stock and ADSs could be depressed by the ability of the KDIC to sell large blocks of our common stock.

As of June 30, 2003, the KDIC owned 673,458,609 shares, or 86.8%, of our outstanding common stock. In the future, the KDIC may choose to sell large blocks of our common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into our subsidiaries to recapitalize them. Currently, we do not know when, how or what percentage of our shares owned by the KDIC will be disposed of, or to whom such shares will be sold. As a result, we cannot predict the impact of such sales on us or our stock prices. Any future sales of our common stock or ADSs in the public market or otherwise by the KDIC, or the possibility that such sales may occur, could depress the prevailing market prices of our common stock and ADSs.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the outstanding shares of voting stock of a financial holding company such as us that controls nationwide banks, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 4.0%. The Korean government and the KDIC are exempt from this limit, and investors may also exceed the 10.0% limit upon approval by the Financial Supervisory Commission. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that you and your affiliates own together exceeds that limit, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to (Won)50 million.

You will not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on your behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved in order to exercise dissent and appraisal rights.

You may be limited in your ability to deposit or withdraw common stock.

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds any limit that we may specify from time to time, that common stock will not be accepted for deposit unless our consent with respect to such deposit has been obtained. We currently have not set any such limit; however, we have the right to do so at any time. Under the terms of the deposit agreement, no consent would be required if the shares of common stock were to be obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. If we choose to impose a limit on deposits in the future, however, we might not consent to the deposit of any additional common stock. In that circumstance, if you surrender ADSs and withdraw common stock, you may not be able to deposit the stock again to obtain ADSs. See “Item 9C. Markets—Restrictions Applicable to Shares.”

You will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use commercially feasible efforts to dispose of the rights on behalf of such holders, in a riskless principal capacity, and make the net proceeds available to such holders. The depositary will make rights available to holders only if:

•	we have requested in a timely manner that those rights be made available to holders;

•	the depositary has received the documents that are required to be delivered under the terms of the deposit agreement, which may include confirmation that a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares or that the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act; and

•	the depositary determines, after consulting with us, that the distribution of rights is lawful and commercially feasible.

Holders of our common stock located in the United States may not exercise any rights they receive absent registration or an exemption from the registration requirements under the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. If a registration statement is required for you to exercise preemptive rights but is not filed by us or is not declared effective, you will not be able to exercise your preemptive rights for additional ADSs and you will suffer dilution of your equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be responsible for payment of taxes with respect to withdrawal of our common stock.

Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Stock Exchange, such as our common shares, at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange. Transfers of ADSs are not subject to this tax. In addition, according to a tax ruling issued by the Korean tax authorities, foreign stockholders will not be subject to a securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying stock by the initial holder. However, it is not clear whether this ruling also applies to the surrender of depositary shares and withdrawal of underlying shares by subsequent (as opposed to initial) holders of depositary shares. Although the tax authorities recently issued an informal tax ruling, this has not clarified as to whether, on whom, when and in what amount the securities transaction tax may be imposed in the case of withdrawals of underlying shares by subsequent (as opposed to initial) holders of depositary shares. Accordingly, in the event that a holder of ADSs other than an initial holder surrenders its ADSs and withdraws underlying common stock, that holder may be responsible for paying a securities transaction tax.

Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Korea Stock Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts you will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that you would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock. The average Won/U.S. dollar exchange rate, as measured by the noon buying rate, was (Won)1,140.0 to $1.00 in 2000, (Won)1,293.4 to $1.00 in 2001 and (Won)1,242.0 to $1.00 in 2002.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Korean securities market.

Our common stock is listed on the Korea Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Korea Stock Exchange. The Korea Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Korea Stock Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. In the past decade, the Korea Composite Stock Price Index, known as the “KOSPI,” reached a peak of 1138.75 in 1994 and subsequently fell to a low of 280.00 in 1998. On April 17, 2000, the KOSPI experienced a 93.17 point drop, which represented the single largest decrease in the history of the KOSPI. On September 24, 2003, the KOSPI closed at 724.70. Like other securities markets, including those in developed countries, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has induced mergers to reduce what it considers excess capacity in a particular industry and has also induced private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict you and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency, exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction

Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls.”

Item 4.    Information on the Company

Item 4A.    History and Development of the Company

Overview

Our company was incorporated as Korea’s first financial holding company on March 27, 2001 and commenced operations on April 2, 2001. We were established by the KDIC to consolidate the Korean government’s interests in:

•	four commercial banks (Hanvit Bank (since renamed Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (since renamed Woori Credit Card)),

•	one merchant bank (Hanaro Merchant Bank (since renamed Woori Investment Bank)), and

•	a number of other smaller financial institutions.

We were created pursuant to the Financial Holding Company Act, which was enacted in October 2000 and which, together with associated regulations and a related presidential decree, has enabled banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, to be organized and managed under the auspices of a single financial holding company.

History

History of the Korean Economy Since 1997

We have obtained the following information from publicly available sources, including information from the Korean government:

In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as “chaebols” that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea’s problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates, volatile stock prices, as well as reduction in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, gross domestic product, which we refer to as “GDP,” contracted by 6.7% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

However, the Korean economy recovered after 1998 and achieved an increase in GDP of 10.9% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of $23.9 billion in 1999 as the Republic’s economic recovery led to a 28.4% increase in imports and an 8.6% increase in exports. The Republic recorded GDP growth of 9.3% and a trade surplus of $11.8 billion in 2000, GDP growth of 3.1% and a trade surplus of $9.3 billion in 2001 and GDP growth of 6.3% (based on preliminary data) and a trade surplus of $10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover, the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002.

Based on preliminary data, in the first quarter of 2003, the Republic’s GDP growth was 3.7%, at constant market prices, as aggregate private and general government consumption expenditures increased by 1.2% and gross domestic fixed capital formation increased by 4.8%, each compared with the same period in 2002.

For additional information regarding the status of the Korean economy and Korean financial institutions, see “Item 5A. Operating Results—Overview—The Korean Economy” and “Item 4B. Business Overview—The Korean Financial Industry.”

Financial Condition of Korean Companies.    Beginning in early 1997, a significant number of Korean companies, including member companies of chaebol groups, experienced financial difficulties due to excessive investment in some industries, weak export prices and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

The Korean government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The government also required each of the 64 largest chaebol groups to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business are and established divestiture plans for companies outside its core business area.

As a result, the average numbers of affiliates of chaebol groups decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 128.0% at the end of 2001. In addition, laws and regulations progressively limiting, and eventually eliminating, the provisions of cross guarantees among chaebol affiliates were implemented.

Financial Condition of Korean Banks and Other Financial Institutions.    The capital adequacy and liquidity of most Korean banks and other financial institutions were adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

The Korean government in late 1997 and 1998 ordered the closing of many of the worst affected financial institutions. In addition, the government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Hanvit Bank (created from the merger of Commercial Bank of Korea and Hanil Bank, and since renamed Woori Bank) and Chohung Bank, by recapitalizing them. In December 1999, the government sold a controlling interest in Korea First Bank, and subsequently, the government extended an invitation to domestic and foreign financial institutions to bid for and acquire Seoul Bank. The government selected Hana Bank as the acquirer and the Hana Bank-Seoul Bank merger was consummated in December 2002. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the government.

Furthermore, to enhance the competitiveness of the Republic’s financial institutions, the government passed a law in October 2000 permitting the establishment of financial holding companies. See “—Establishment of Woori Finance Holdings—Formation of Financial Holding Company” below. Korean banks have also pursued mergers and acquisitions.

The government estimates that, as of December 31, 2002, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)31.8 trillion, compared to (Won)39.1 trillion as of December 31, 2001. By December 31, 2002, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.1 trillion in principal amount of non-performing assets from financial institutions for (Won)39.8 trillion.

In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency rate among the Republic’s nine credit card companies rose to 11.3% as of December 31, 2002 from 5.8% as of December 31, 2001. These events have adversely affected credit card companies’ ability to raise funds.

Interest Rate Fluctuations.    Due to adverse economic conditions, the depreciation of the Won and the Korean government’s reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and the Bank of Korea interest rate policy. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998.

Exchange Rate Fluctuations.    Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Korean government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was (Won)1,415.2 to $1.00 on December 31, 1997, compared to (Won)914.8 to $1.00 on September 30, 1997. The Won’s sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of Korean financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries. On September 24, 2003, the noon buying rate was 1,150.5 = US$1.00

Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997.

Stock Market Volatility.    The Korea Composite Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 937.6 on April 18, 2002, but has fallen since then and continues to fluctuate. On September 24, 2003, the KOSPI closed at 724.70.

Reform Efforts.    In response to the economic difficulties experienced in 1997, the Korean government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country’s economic fundamentals. The government focused its reform measures on restructuring the country’s financial sector.

To help address the country’s liquidity crisis and its generally difficult economic situation, the government sought assistance from the International Monetary Fund (the “IMF”) in November 1997 and reached agreement with the IMF on an aid package in December 1997. The aid package called for the Republic to receive loans totaling $58 billion from the IMF, the World Bank, the Asian Development Bank and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic’s foreign currency reserves and support the Republic’s banking sector. Korea had repaid all of the amounts borrowed from the IMF by August 2001. As to the amounts borrowed from the World Bank and the Asian Development Bank, $5.2 billion and $3.7 billion, respectively, were still outstanding as of April 30, 2003.

Since 1998, the government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998, including:

•	Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to $20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to $7 billion of external debt of Korean commercial and merchant banks and up to $8 billion of external debt of the Bank of Korea. The government used these guarantees to help Korean financial institutions with their short-term foreign currency debt, in the form of loans guaranteed by the government used to replace short-term foreign currency obligations. The Korean financial institution obligors of the new loans paid fees to the government in return for the guarantees. All of the loans have since been repaid.

•	Legislation. In connection with the restructuring of the financial sector of the Republic, various measures have been adopted through legislation by the National Assembly. See “Item 4B. Business Overview—Supervision and Regulation.”

•	Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods. See “—Establishment of Woori Finance Holdings,” “—Relationship with the Korean Government” and “Item 4B. Business Overview—Supervision and Regulation.”

Establishment of Woori Finance Holdings

In response to the financial and economic downturn beginning in late 1997, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector. As part of these measures, on October 1, 1998, the KDIC purchased 95.0% of the outstanding shares of Hanvit Bank (which was at the time named the Commercial Bank of Korea) and 95.6% of the outstanding shares of Hanil Bank (which was subsequently merged into Hanvit Bank). These banks had suffered significant losses in 1997 and 1998. On a Korean GAAP basis, the Commercial Bank of Korea incurred losses of (Won)164 billion in 1997 and (Won)1,644 billion in the first ten months of 1998, while Hanil Bank incurred losses of (Won)281 billion in 1997 and (Won)1,717 billion in the first ten months of 1998. The Korean government took measures to ensure the survival of these and other banks as it believed that bank failures would have a substantial negative impact on the Korean economy. The KDIC acquired the Commercial Bank of Korea and Hanil Bank in particular because they were two of the largest nationwide banks and it was believed that their continued existence was accordingly important to help preserve Korea’s financial system.

Despite the measures implemented by the government, however, the predecessor operations of substantially all of our subsidiaries recorded significant losses in 1999 and 2000, primarily as a result of high levels of non-performing credits and loan loss provisioning. Based on subsequent audits conducted by the Financial Supervisory Service of a number of Korean commercial and merchant banks, the Financial Supervisory Commission announced in April 2000 that certain financial institutions had a high risk of insolvency and that substantial remedial measures were required.

Commercial Banking Operations.    The Korean government, through the Financial Supervisory Commission, decided in December 2000 to write down the capital of each of Hanvit Bank (now Woori Bank), Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (since renamed Woori Credit Card) to zero. It accomplished this by having the Financial Supervisory Commission issue a capital reduction order with respect to these banks pursuant to its regulatory authority. Under Korean law, the Financial Supervisory Commission has the power to order a distressed financial institution to effect a capital reduction by requiring it either to cancel the whole or a part of the shares held by certain shareholders with or without consideration or to effect a reverse stock-split with respect to the shares owned by certain shareholders. Although the precise requirements of any particular order will vary on a case by case basis, with respect to these banks, the capital reduction order required them to cancel their outstanding shares without providing consideration to shareholders.

After that order was issued by the Financial Supervisory Commission, it was ratified by the board of directors of each bank. Immediately following that ratification, each bank published a notice in two newspapers in Korea that informed shareholders who dissented as to the capital reduction that the relevant bank would be required to purchase their shares, so long as they made a request in writing no more than ten business days following the publication date. Each bank purchased the shares owned by dissenting shareholders within two months after receiving those requests, in each case at a price negotiated between the bank and its dissenting shareholders. With respect to each of the four banks, the bank and the dissenting shareholders were unable to agree on a purchase price. Accordingly, an accounting expert determined that price. Although the shareholders of each of Hanvit Bank, Kyongnam Bank and Kwangju Bank subsequently requested, pursuant to Korean law, that a court review and adjust the determined price, the court in each case declined to make any such adjustment.

The Korean government also decided to recapitalize these banks by injecting public funds through the KDIC in two parts. The first part of this recapitalization would comprise capital injections of approximately (Won)3.5 trillion, in return for new shares of the relevant banks, to eliminate their capital deficits, while the second part would comprise further capital contributions of approximately (Won)2.6 trillion, without consideration, to increase their capital adequacy ratios to more than 10%. Accordingly, trading of shares of these four commercial banks was suspended in December 2000, and the capital of each was written down to zero after each bank purchased outstanding shares from the then-existing dissenting minority shareholders. On December 22, 2000, the Korean government and the labor unions of the four commercial banks entered into an agreement under which the labor unions consented to a plan to include their respective banks as subsidiaries of a state-run financial holding company that would have full management rights to oversee the restructuring of those banks.

On December 29, 2000, the KDIC made initial capital injections to Hanvit Bank ((Won)2,764 billion), Kyongnam Bank ((Won)259 billion), Kwangju Bank ((Won)170 billion) and Peace Bank of Korea ((Won)273 billion), in return for new shares of those banks. The KDIC also agreed to make additional capital contributions, not involving the issuance of new shares, in the future, which were made in September 2001 to Hanvit Bank ((Won)1,877 billion), Kyongnam Bank ((Won)94 billion), Kwangju Bank ((Won)273 billion) and Peace Bank of Korea ((Won)339 billion). These subsequent capital contributions were made pursuant to a memorandum of understanding entered into among the KDIC and the four commercial banks on December 30, 2000. The terms of the memorandum of understanding provided that the four banks would subscribe for bonds issued by the KDIC in an aggregate principal amount equal to the capital contribution amount agreed to by the KDIC, and that the KDIC would then pay the subscription price back to the banks as capital contributions. From the perspective of the KDIC, the issuance of the bonds avoided the need to raise additional cash in connection with the capital contributions. From the perspective of the banks, the KDIC bonds qualified as low-risk assets that helped increase their capital adequacy ratios. The KDIC bonds also paid interest at market rates and were liquid instruments that could be readily sold in the market by the banks for cash.

Merchant Banking Operations.    On November 3, 2000, the KDIC established Hanaro Merchant Bank (which was renamed Woori Investment Bank) to restructure substantially all of the assets and liabilities of four failed merchant banks (Yeungnam Merchant Banking Corporation, Central Banking Corporation, Korea Merchant Banking Corporation and H&S Investment Bank) that were transferred to it.

Formation of Financial Holding Company.    Partly as a response to perceived inefficiencies in the mechanism by which Korean financial institutions were managed and partly as a first step to divesting itself of its stake in these and other recapitalized financial institutions, the Korean government implemented a number of significant changes to the Korean financial industry. One of these initiatives, the Financial Holding Company Act, together with associated regulations and a related presidential decree, created a means by which banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, could be organized and managed under the auspices of a single financial holding company.

In January 2001, Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank agreed in principle to consolidate and become subsidiaries of a new financial holding company. In July 2001, each entity entered into a memorandum of understanding with us, and we entered into a separate memorandum of understanding with the KDIC. These memoranda of understanding along with those entered with between our subsidiaries and the KDIC, which are described in more detail below, established the basis for the relationships among us, our subsidiaries and the KDIC. These memoranda set forth, among other things, financial targets and restructuring objectives that we and our subsidiaries were expected to satisfy in order to create a fully integrated financial services provider and to enable the KDIC to recover the public funds used to recapitalize our subsidiaries. On March 27, 2001, the KDIC transferred all of its shares in each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank to our company in exchange for our newly issued shares. Accordingly, we became the sole owner of those subsidiaries. We subsequently listed our shares on the Korea Stock Exchange on June 24, 2002.

Pursuant to the terms of the Financial Holding Company Act, we are subject to certain limitations on our activities that would not be applicable to most other Korean corporations. For example, we:

•	may not engage in any business other than managing our subsidiaries;

•	must obtain prior approval from, or file a prior report with, the Financial Supervisory Commission before we can acquire control of another company;

•	must obtain permission from the Financial Supervisory Commission to liquidate or to merge with another company;

•	must inform the Financial Supervisory Commission if there is any change in our officers, directors or largest shareholder; and

•	must inform the Financial Supervisory Commission if we cease to control any of our direct or indirect subsidiaries by disposing of shares in those subsidiaries.

See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

Relationship with the Korean Government

Our relationship with the Korean government is governed by a number of agreements, including in particular the following. In addition, the Korean government, through the KDIC, is our largest shareholder and accordingly has the ability to require us to take a number of actions beyond those specifically covered by these agreements. See “Item 3D. Risk Factors—Risks relating to governmental control and regulation.”

Labor-Government Agreement.    Under the December 2000 agreement between our subsidiaries’ labor unions and the Korean government, we control the management strategies of our subsidiaries and have the ability to dispose of overlapping business lines. Pursuant to this agreement, any downsizing that may be required in connection with the reorganization of our subsidiaries’ operations should be implemented based on separate agreements concluded between us and our subsidiaries’ labor unions. In July 2002, we reached an agreement with the labor unions of Kyongnam Bank and Kwangju Bank pursuant to which we agreed to maintain the two banks as separate entities, while integrating their operations with Woori Bank in order to unify the operating standards and information technology systems of our commercial banking subsidiaries.

Memoranda of Understanding between Our Subsidiaries and the KDIC.    In December 2000, in connection with the capital contributions made by the KDIC into each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank, these subsidiaries entered into separate memoranda of understanding with the KDIC that included business normalization plans. The plans were substantially identical with respect to each bank, other than with respect to specific financial targets, and primarily dealt with each subsidiary’s obligation to implement a two-year business normalization plan covering 2001 and 2002. To the extent that any subsidiary fails to implement its business normalization plan or to meet financial targets, the KDIC has the right to impose sanctions on that subsidiary’s directors or employees, or to require the subsidiary to take certain actions. In addition, each subsidiary is required to take all actions necessary to enable us to return to the KDIC any public funds injected into them, so long as that action does not cause a material adverse effect on the normalization of business operations as contemplated by the memorandum of understanding.

Each subsidiary prepared a two-year business normalization plan that was approved by the KDIC. Each plan included recapitalization goals and deadlines, econometric models, plans to dispose of non-performing loans, cost reduction initiatives, future management and business strategies and other restructuring plans. Each plan also set forth six financial targets for each quarter of 2001 and 2002 that the applicable subsidiary was required to meet.

In addition, the directors of each subsidiary executed a letter of undertaking, pursuant to which they assumed responsibility for the relevant subsidiary’s performance in executing these obligations.

Under each memorandum of understanding, the KDIC could exercise its discretion in determining whether to take punitive measures against any subsidiary that failed to fully implement restructuring measures or failed to meet any financial targets. The subsidiaries generally met their targets, other than Peace Bank of Korea, which failed to meet five of its six financial targets as of June 30, 2001. We decided to merge Peace Bank of Korea’s commercial banking business into Hanvit Bank and to transform Peace Bank of Korea into our credit card subsidiary, Woori Credit Card. See “—Reorganization and Integration Plan.” In March 2002, Woori Credit Card entered into a memorandum of understanding with the KDIC that included a business normalization plan. This replaced the earlier memorandum of understanding entered into by Peace Bank of Korea and the KDIC in December 2000. The business normalization plan is substantially similar to the business normalization plan agreed to by Peace Bank of Korea.

Woori Investment Bank (formerly known as Hanaro Merchant Bank) also failed to meet three of its six financial targets as of December 31, 2002. In August 2003, we merged Woori Investment Bank into Woori Bank.

The subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on January 24, 2003. On May 28, 2003, Woori Credit Card entered into a similar business normalization plan with the KDIC. See “—Recent Developments with the KDIC.”

Memorandum of Understanding with the KDIC.    In July 2001, we entered into a memorandum of understanding with the KDIC, which included financial targets and a business plan. Under this memorandum, we are required to take all actions necessary (including making dividend payments and share buybacks and cancellations) to return the public funds injected into us by the KDIC, but only to the extent that these actions would not cause a material adverse effect on the contemplated normalization of our operations. To the extent that we fail to perform our obligations, the KDIC is entitled to impose sanctions on our directors and employees, ranging from warnings and wage reductions to suspension or termination of employment. The KDIC can also order us to take remedial measures against each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank (since renamed Woori Investment Bank), with whom we entered into separate memoranda of understanding. See “—Memoranda of Understanding with Our Subsidiaries.”

In addition, our directors executed a letter of undertaking, pursuant to which they assumed responsibility for our performance of these obligations.

The business plan included in the memorandum of understanding, which we prepared and which the KDIC approved, set forth the basis on which we were to manage the normalization and integration of our subsidiaries’ operations and to return the public funds that were injected into them. The business plan also set financial targets for our capital ratio, return on total assets, expense-to-revenue ratio, operating income per employee, non-performing loan ratio and holding company expense ratio for 2001 and 2002. We were required to meet these financial targets on a semi-annual basis. The memorandum of understanding will terminate once the KDIC loses its status as our largest shareholder.

Pursuant to the terms of this memorandum of understanding, we entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC on January 24, 2003. See “—Recent Developments with the KDIC.”

Memoranda of Understanding with Our Subsidiaries.    In July 2001, we entered into separate memoranda of understanding with each of Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank, each of which included financial targets and a business initiative plan. The plans are substantially identical with respect to each subsidiary, other than with respect to specific financial targets, and each plan is primarily intended to define the respective roles of us and each of our subsidiaries within the context of the financial group as a whole, including our rights and our obligations with respect to each subsidiary. These include each subsidiary’s obligations to implement its business initiative plan and to meet the financial targets set forth in the respective memorandum of understanding on a quarterly basis, and certain other matters that we may require from time to time. Each business initiative plan sets forth initiatives related to each subsidiary’s operational integration. For example, Hanvit Bank’s initial business initiative plan included:

•	cooperating with us to develop an integrated management and support system for us to oversee the operations of our subsidiaries;

•	disposing of redundant branches and certain subsidiaries;

•	adopting U.S. GAAP accounting; and

•	cooperating with us to consolidate our information technology systems, establish an information technology subsidiary, consolidate our credit card business, dispose of non-performing assets and establish our asset management subsidiary.

Subsequent business initiative plans have required Woori Bank to continue these activities and undertake new initiatives, such as establishing a fee structure for services provided by Woori Bank on behalf of Woori Credit Card.

Under the terms of each memorandum of understanding, our role within the group includes supervising the implementation of overall management policies and strategies, determining business targets for each subsidiary in order to meet our respective business targets, consulting with each subsidiary with respect to its business plans, budgets, dividend policies and capital increases, evaluating the management of each subsidiary and determining management compensation. The role of each subsidiary includes executing the business targets we set, consulting with us with respect to important management decisions, developing a restructuring execution plan and cooperating with respect to paying consulting fees incurred in connection with developing business strategies.

If we determine that a subsidiary has failed to perform its obligations under its memorandum of understanding, we have the right to impose sanctions on its directors or employees, or to take other remedial measures. Each memorandum of understanding also provides that it will terminate if the subsidiary loses its status as our subsidiary under the Financial Holding Company Act. The memorandum of understanding would not, however, terminate simply if the KDIC were to lose its status as our largest shareholder.

The specified financial targets for 2001 and 2002 that were to be met by Hanvit Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea and Hanaro Merchant Bank were identical to those imposed by the KDIC on those subsidiaries.

Recent Developments with the KDIC.    On January 24, 2003, we and our subsidiaries (with the exception of Woori Investment Bank and Woori Credit Card) entered into a new two-year business normalization plan with the KDIC that included new restructuring measures and financial targets. On May 28, 2003, Woori Credit Card entered into a similar business normalization plan that included restructuring measures and financial targets. The other terms of the previously agreed memoranda of understanding remain unchanged.

The two-year business normalization plan sets forth the basis on which we should manage the normalization and integration of our subsidiaries’ operations as well as return the public funds that were injected into those subsidiaries. The business normalization plan sets forth six financial targets for each quarter of 2003 and 2004 that we are required to meet on a consolidated Korean GAAP basis. Our current consolidated Korean GAAP targets for each six-month period in 2003 and 2004 are set forth in the following table:

	Six-month period ended,
	2003				2004
	June		December		June		December
Capital ratio (1)		105.0%		105.0%		105.0%		110.0%
Return on total assets (2)		0.6		0.8		0.9		1.0
Expense-to-revenue ratio (3)		48.5		46.5		44.5		43.0
Operating income per employee ((Won) billion) (4)	(Won)	2.9	(Won)	3.0	(Won)	3.5	(Won)	3.6
Non-performing loan ratio (5)		2.9%		2.7%		2.4%		2.2%
Holding company expense ratio (6)		0.9		0.9		0.9		0.9

(1)	For a description of how the capital ratio is calculated, see “Item 4B. Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Represents the ratio of net income to total assets.
(3)	Represents the ratio of general and administrative expenses to adjusted operating income. Adjusted operating income represents operating income before loan loss provisions and general and administrative expenses.
(4)	Represents the ratio of adjusted operating income to total number of employees.
(5)	Represents the ratio of total credits classified as substandard or below to total credits.
(6)	Represents the ratio of the holding company’s expenses to adjusted operating income of its subsidiaries.

Each of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card also submitted similar two-year business normalization plans that contain similar financial targets that each subsidiary is required to meet. We expect that we and these subsidiaries will be required to enter into new business normalization plans with the KDIC every two years so long as the KDIC remains our largest shareholder.

Reorganization and Integration Plan

Following our establishment and our acquisition of our subsidiaries, we developed a reorganization and integration plan designed to reorganize the corporate structure of some of our subsidiaries and integrate our operations under a single management structure. As part of this plan, and after receiving approval from the Financial Supervisory Commission for each of these measures:

•	We restructured Peace Bank of Korea from December 2001 through February 2002 by:

•	splitting off its commercial banking operations and merging them into Woori Bank;

•	changing the name of Peace Bank of Korea to Woori Credit Card; and

•	transferring the credit card operations of Woori Bank to Woori Credit Card. In connection with this transfer, Woori Credit Card acquired all of the existing credit card accounts of Woori Bank but none of the outstanding receivables with respect to such accounts, which remained with Woori Bank.

•	In March 2002, we made Woori Investment Trust Management a direct subsidiary by acquiring all of its outstanding capital stock from Woori Bank.

•	In July 2002, we made Woori Securities a direct subsidiary by acquiring a majority of its outstanding capital stock from Woori Bank.

•	In March 2003, we transferred the credit card operations of Kwangju Bank to Woori Credit Card and intend to transfer the credit card operations of Kyongnam Bank to Woori Credit Card in the future.

From April 2002, we have also commenced a business process re-engineering project with respect to our commercial banking operations. The aim of the project is to streamline our banking operations and increase their efficiency by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. We believe that this project will result in significant cost savings through the elimination of redundant functions, as well as allow our branch personnel to focus their efforts on marketing and sales instead of administrative tasks. We completed this business process re-engineering project with respect to substantially all of Woori Bank’s branch network in June 2003 and plan to implement it with respect to the branches of Kyongnam Bank and Kwangju Bank beginning in the second half of 2003 through 2005.

In addition, as part of our integration efforts under the plan:

•	In 2002, we standardized the logo of certain of our subsidiaries, including Woori Bank, Woori Securities and Woori Investment Trust Management, and are in the process of doing the same with respect to Kyongnam Bank and Kwangju Bank to associate them with the “Woori” brand, while enabling them to maintain their regional identity.

•	In 2002, Woori Bank streamlined its appropriation procedures for goods and services, and we are in the process of implementing these procedures on a group-wide level to reduce costs.

•	In 2004, we expect to complete development of an integrated customer relationship management database shared by all of our subsidiaries and to establish a combined marketing team to coordinate our marketing efforts.

We are also in the process of integrating our information technology systems through our subsidiary, Woori Finance Information System. As part of this process, we are creating a group-wide integrated management information system and upgrading and conforming the risk management systems of all of our subsidiaries. We expect to complete this integration process after we complete integration of our accounting and information storage systems, which we expect will occur in 2005.

Item 4B.    Business Overview

We are Korea’s first and largest financial holding company, and our operations include the second-largest commercial bank in Korea, in terms of total assets (including loans), deposits and the number of branches as of December 31, 2002. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking and asset management. We provide a wide range of products and services to our customers, which include some of Korea’s largest corporations, as well as small- and medium-sized enterprises and individuals. As of December 31, 2002, we had consolidated total assets of (Won)117,043 billion, consolidated total liabilities of (Won)112,807 billion and consolidated stockholders’ equity of (Won)3,957 billion.

While we have been focusing increasingly on the consumer segment in recent years, historically the operations of Woori Bank, our largest subsidiary, concentrated on large corporate customers. As a result, we believe that we have strong relationships with many of Korea’s leading corporate entities, and we are the main creditor bank to 16 of the 35 largest Korean corporations. Further enhancing our corporate loan portfolio is our growing ability to lend to small- and medium-sized enterprises (which has historically been the focus of our regional banking subsidiaries), with a total of more than 154,000 small- and medium-sized enterprise borrowers as of December 31, 2002.

With respect to our consumer banking operations, we have the second largest deposit base of any Korean commercial bank, and approximately 15.8 million retail customers (on a combined basis, not adjusted for overlap), representing about one-third of the Korean population. Of these customers, approximately two-thirds are active customers (on a combined basis, not adjusted for overlap), meaning that they have an account with us with a positive balance or have transacted business with us at least once during the last six months. Our combined network of approximately 900 branches and 7,000 ATMs and cash dispensers includes, through our regional banking subsidiaries, strong regional market presences in southeast and southwest Korea, in addition to the Seoul metropolitan area.

We believe that our financial holding company structure provides us with a number of competitive advantages, including the following:

•	Business Scope. We have broadened our revenue base by both offering a full range of financial products and by capturing additional margins on such products that in the past would have been passed along to third-party product providers.

•	Cross-Selling. We have developed significant cross-selling opportunities, in part through our ability to share customer information among our subsidiaries to better target potential customers and in part by being able to sell our own products to existing customers when opportunities arise. For example, banks are now permitted to distribute investment trust products and we expect will soon be allowed to sell insurance products through bank branches.

•	Cost Efficiency. We have achieved economies of scale in certain back-office functions by sharing the costs of those operations among our subsidiaries.

•	Strategic Expansion. We have increased flexibility to enter into strategic partnerships or to acquire other financial institutions that tie in with our existing operations.

•	Capital Efficiency. We have improved our ability to manage our capital structure and have the ability to issue core capital and capital securities at the financial holding company level.

Our legal and commercial name is Woori Finance Holdings Co., Ltd. Our registered office and corporate headquarters are located at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea.

Strategy

Our long-term strategic goal is to become a world-class integrated financial institution and the leading universal services provider in Korea by offering a full range of financial products and services to corporate (including small- and medium-sized enterprises) and retail customers, including traditional commercial banking products and services, credit cards, investment banking and brokerage, asset management, insurance and other services. We intend to leverage our strong domestic market position and capitalize on our extensive customer base and distribution network to strengthen our market penetration in our existing businesses and expand selectively into new business areas. Our overall business strategy consists of the following principal elements:

•	continue business integration among our subsidiaries to strengthen our group-wide management;

•	enhance coordinated marketing among our subsidiaries to maximize synergies;

•	diversify our revenue base with a view to increasing our profitability;

•	increase internal operational efficiencies to reduce our costs and eliminate duplication; and

•	strengthen our risk management to balance and manage our exposure and maintain our asset quality.

Continue business integration among our subsidiaries to strengthen our group-wide management

We believe that our continued success under a financial holding company structure will depend on our ability to strengthen our group-wide management through the continued business integration of the operations of our subsidiaries. As part of our reorganization and integration plan, we have merged the commercial banking operations of Peace Bank of Korea into Woori Bank, our largest banking subsidiary, and are in the process of integrating the risk management operations and information technology systems of Kyongnam Bank and Kwangju Bank with those of Woori Bank. This will maximize our franchise value and enable us to create a nationwide commercial banking operation platform and distribution network that will be among the best in Korea. We are also consolidating our credit card operations through the transfer of the credit card businesses of our commercial banking subsidiaries to Woori Credit Card. These steps have allowed us to streamline our management, impose uniform standards and procedures and take advantage of greater efficiencies of scale in these businesses.

We plan to continue to strengthen our group-wide management by completing the integration of our information technology systems at our subsidiary, Woori Finance Information System, by 2005, including through the creation of a group-wide integrated management information system. We believe that these systems will enhance coordination within and across our businesses by allowing management at our company and our subsidiaries to access group-wide financial and operating data on a real-time basis and to establish, monitor and reward implementation of group-wide management goals on a consistent basis. We believe such enhanced coordination will, in turn, improve our overall long-term operating performance by promoting:

•	more efficient deployment of financial and human resources, based on prioritized strategic and operational objectives of the group as a whole;

•	greater flexibility to implement coordinated and timely operational changes in response to new market developments or changes in market conditions; and

•	the development of a uniform corporate culture, founded on the “Woori” corporate identity.

Enhance coordinated marketing among our subsidiaries to maximize synergies

We believe our leading position in the commercial banking industry, combined with the diversity of our business operations, provides us with a competitive advantage in the Korean financial market. A key element of our business strategy is to create synergies by cross-selling the diverse products and services of our subsidiaries to our large existing base of corporate (including small- and medium-sized enterprises) and retail banking customers, using our extensive branch and electronic transaction network, and maximizing the identity of our unified corporate brand. For example, we believe we can:

•	leverage our large corporate and small- and medium-sized enterprise customer base to cross-sell investment banking, foreign exchange, trade finance and corporate credit card services, as well as employee retirement products; and

•	leverage our retail customer base to cross-sell credit card, mutual fund, investment trust and bancassurance products, as well as private banking and securities brokerage services.

Through these efforts, we are aiming to create and provide a “one-stop” shop for universal financial services under our unified “Woori” brand name.

To enhance our coordinated marketing capabilities, we plan to develop an integrated customer relationship management database shared by all of our subsidiaries and to establish a combined marketing team to coordinate our marketing efforts in 2004. We believe our shared customer database will allow our subsidiaries to identify customers with desirable credit and asset or transaction profiles, as well as potential financial needs across customer segments that could be fulfilled through our products and services. In addition, we believe our combined marketing team will enhance our ability to develop products and services targeted toward particular customer segments and to utilize our existing network of corporate relationship managers, small- and medium-sized enterprise relationship professionals, private bankers, call centers and other marketing channels effectively to reach targeted customers.

Diversify our revenue base with a view to increasing our profitability

Currently, in line with the Korean banking industry, we derive a substantial majority of our revenues from interest income on our loan and other credit products. To reduce our traditional reliance on lending as a source of revenue and to increase our profitability, we intend to further diversify our earnings base, in particular by focusing on the provision of fee-based services. For example, in the corporate segment, we plan to:

•	focus on expanding the volume of fee-based foreign exchange, trade finance and derivatives products and services we provide to our large corporate and small- and medium-sized enterprise customers;

•	increase our investment banking and advisory capabilities within Woori Securities and our commercial banking subsidiaries; and

•	develop and market additional investment trust and other asset management products and services tailored to corporate customers.

In the consumer segment, we plan to strengthen our relationship with profitable retail customers, which we are targeting, by capturing a larger portion of their aggregate spending on financial services and products by:

•	expanding our mass affluent and private banking operations within our commercial banking subsidiaries, with a view to increasing sales of fee-based financial products and advisory services;

•	developing and marketing additional fee-based products such as mutual funds, trust accounts and beneficiary certificates, as well as offer life and non-life insurance products through our new bancassurance operations; and

•	expanding the scale of our securities brokerage operations within Woori Securities, including by establishing additional securities outposts within our branch network.

Increase internal operational efficiencies to reduce our costs and eliminate duplication

We believe that opportunities exist for us to increase our operational efficiencies and reduce our costs within and across our subsidiaries and businesses by unifying our business procedures and eliminating duplication of activities. Within our commercial banking operations:

•	Commencing in April 2002, we have been engaged in a business process re-engineering project, aimed at reducing redundant functions and streamlining our operations by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. We completed this business process re-engineering project with respect to substantially all of Woori Bank’s branch network in June 2003 and plan to implement it with respect to the branches of Kyongnam Bank and Kwangju Bank beginning in the second half of 2003 through 2005.

•	In recent years, we have also been expanding and upgrading our alternative banking channels, such as ATMs, the Internet and call centers, to supplement our traditional branch network, and have been increasing the types of services available through these channels. By encouraging our mass market customers to migrate to these low-cost alternative channels, we have sought to reduce our administrative expenses while reserving personalized service alternatives for targeted affluent customers.

In addition, we are continuing our efforts to reduce our procurement costs by coordinating and combining our procurement activities with respect to office supplies among our subsidiaries. We also believe that the integration of our accounting and information storage systems through Woori Finance Information System, scheduled to be completed in 2005, will allow us to eliminate redundant functions and equipment and result in an additional reduction in our overall long-term expenses.

Strengthen our risk management to balance and manage exposure and maintain our asset quality

An integral part of our overall strategy is to strengthen our risk management policies and systems. We have taken various steps towards this end in recent years, including the following:

•	in 2000, in the area of credit risk management, we installed an advanced credit evaluation system called “HAVICS” that enables credit rating and approval and risk-based pricing within Woori Bank, which we plan to implement at Kyongnam Bank and Kwangju Bank after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005;

•	in 2001, we carried out a number of risk management initiatives, including:

•	creating a group-wide risk management committee and risk management council to oversee our risk management and to coordinate our group-wide risk management policies and monitoring efforts;

•	establishing uniform loan loss provisioning guidelines that are used by all of our subsidiaries; and

•	implementing within Woori Bank an enterprise-wide risk management system that enables risk-based capital allocation, which we plan to implement at all of our subsidiaries after we complete the integration of our accounting and information storage systems;

•	in 2002, we installed a number of risk management tools, including:

•	a risk-adjusted performance measurement system used to evaluate our branch managers, relationship managers and heads of our business units that takes into account risk exposure in evaluating performance;

•	a value-at-risk (VaR) monitoring system for market risks that we have implemented at all of our commercial banking subsidiaries; and

•	an asset and liability management system that we have implemented at all of our commercial banking subsidiaries.

We believe that these enhancements to our risk management policies and systems will allow us to reduce our overall risk exposure and maintain the quality of our assets.

Corporate Banking

We provide commercial banking services to large corporate customers (including government-owned enterprises) and small- and medium-sized enterprises in Korea. Our corporate banking operations consist mainly of lending to and taking deposits from our corporate customers. We also provide ancillary services on a fee basis, such as inter-account transfers, transfers of funds from branches and agencies of a company to its headquarters and transfers of funds from a company’s customers to the company’s main account. We provide our corporate banking services predominantly through Woori Bank, although Kyongnam Bank and Kwangju Bank provide similar services to small- and medium-sized enterprises in their respective regions.

The following table sets forth the balances and percentages of our total lending and total deposits represented by our large corporate and small- and medium-sized enterprise customer loans and deposits, respectively, and the number of such customers as of the dates indicated.

	As of December 31,
	2000			2001			2002
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won)
Loans:
Large corporate	(Won)	19,322	32.2%	(Won)	13,872	22.7%	(Won)	13,073	16.3%
Small- and medium-sized enterprise		20,629	34.4		21,197	34.7		31,560	39.4
Others (1)		6,579	11.0		5,486	9.0		3,289	4.1

Total	(Won)	46,530	77.6%	(Won)	40,555	66.4%	(Won)	47,922	59.8%

Deposits:
Large corporate	(Won)	13,215	20.2%	(Won)	10,580	15.3%	(Won)	10,287	13.1%
Small- and medium-sized enterprise		4,786	7.3		6,868	9.9		8,165	10.4

Total	(Won)	18,001	27.5%	(Won)	17,448	25.2%	(Won)	18,452	23.5%

Number of borrowers:
Large corporate		1,247			981			864
Small- and medium-sized enterprise		132,362			131,818			154,601

(1)	Includes loans to governmental agencies, foreign loans and other corporate loans.

Corporate loans we provide consist principally of the following:

•	working capital loans, which are loans used for general working capital purposes, typically with a maturity of one year or less, including notes discounted and trade finance; and

•	facilities loans, which are loans to finance the purchase of materials, equipment and facilities, typically with a maturity of three years or more.

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposit products. These products can be divided into two general categories: demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate, and deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

Large Corporate Banking

Large corporate customers include all companies that are either affiliates of the top six chaebols in Korea or have assets of (Won)7 billion and are therefore subject to external audit under the External Audit Act of Korea. As a result of our history and development, particularly the history of Woori Bank, we remain the main creditor bank to many of Korea’s largest and highest quality corporate borrowers.

In terms of our outstanding loan balance, as of December 31, 2002, 52.9% of our large corporate loans were extended to borrowers in the manufacturing industry, 12.7% were extended to borrowers in the retail and wholesale industry and 5.2% were extended to borrowers in the hotel and transportation industry.

We service our large corporate customers primarily through Woori Bank’s network of dedicated corporate marketing centers and relationship managers. Woori Bank operates 22 corporate marketing centers, 15 of which are located in the Seoul metropolitan area. Each center is staffed with several relationship managers and headed by a senior relationship manager. Depending on the center, each relationship manager is responsible for large corporate customers that either are affiliates of a particular chaebol or operate in a particular industry or region. As of December 31, 2002, Woori Bank has a total of 159 relationship managers who focus on marketing to large corporate customers.

Our strategy for the large corporate banking segment is to develop new products and cross-sell our existing products and services to our core base of large corporate customers. In particular, we plan to focus on marketing fee-based products and services such as foreign exchange and trade finance services, derivatives and other risk hedging products, investment banking services and advisory services. We also plan to review the credit and risk profiles of our existing customers as well as those of our competitors, with a view to identifying a target group of high-quality customers on whom we can concentrate our marketing efforts. In addition, we plan to increase the chaebol-, region- and industry-based specialization of our relationship managers, including through the operation of a knowledge management database that will allow greater sharing of marketing techniques and skills.

Lending Activities.    We provide both working capital loans and facilities loans to our large corporate customers. As of December 31, 2002, working capital loans and facilities loans accounted for 38.8% and 10.9%, respectively, of our total large corporate loans.

Loans to large corporate customers may be secured by real estate or deposits or be unsecured. As of December 31, 2002, secured loans and loans guaranteed by a third party accounted for 20.8% and 12.2%, respectively, of our large corporate loans. Since a relatively low percentage of our large corporate loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing or impaired. See “—Asset Quality of Loans—Loan Loss Provisioning

Policy.” Approximately 59.9% of the secured loans were secured by real estate and approximately 11.6% were secured by deposits. Working capital loans generally have a maturity of one year but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans and facilities loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take corporate guarantees and credit guaranty letters from other financial institutions and use deposits that the borrower has with us or securities pledged to us as collateral. We receive fees in relation to credit evaluation, collateral appraisal and other services provided in connection with a loan extension.

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous five years. We generally revalue any collateral on a periodic basis (every two years for real estate, every year for equipment, every month for deposits and every week for stocks listed on a major Korean stock exchange) or if a trigger event occurs with respect to the loan in question.

Pricing.    We establish the pricing for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. At Woori Bank, lending rates are generally determined using our automated HAVICS system, which we plan to implement at our other commercial banking subsidiaries after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Analysis and Approval.” We measure transaction risk using factors such as the credit rating assigned to a particular borrower and the value and type of collateral. Our system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate we charge to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of December 31, 2002, substantially all of our large corporate loans had interest rates that varied with reference to current market interest rates.

Currently, Kyongnam Bank and Kwangju Bank do not use the automated HAVICS system. Instead, they establish lending rates using a market average floating rate, which is the base rate, with spreads based principally on factors that include non-payment ratios, cost of funding, incidental costs and the borrower’s credit rating and profitability.

Small- and Medium-Sized Enterprise Banking

Small- and medium-sized enterprises generally comprise those companies and personal businesses that we do not classify as large corporate customers. Under the Small and Medium Industry Basic Act of Korea, the general criteria used to define small- and medium-sized enterprises is number of full-time employees (less than 300), stockholders’ equity (not more than (Won)7 billion) or sales revenues (not more than (Won)30 billion), depending on the industry, but in each case the number of full-time employees must be less than 1,000. This segment of the corporate banking market has grown significantly in recent years, including as a result of government measures to encourage lending to small- and medium-sized enterprises. As a result of our efforts to target this growing market segment, our loan exposure to small- and medium-sized enterprises has increased from 44.3% of our total corporate loans as of December 31, 2000 to 65.9% of our total corporate loans as of December 31, 2002. As of December 31, 2002, 33.9% of our small- and medium-sized enterprise loans were extended to borrowers in the manufacturing industry, 15.7% were extended to borrowers in the retail and wholesale industry and 11.3% were extended to borrowers in the hotel and transportation industry.

We service our small- and medium-sized enterprise customers primarily through Woori Bank’s network of branches and small- and medium-sized enterprise relationship professionals, as well as through the branches and headquarters of Kyongnam Bank and Kwangju Bank. As of December 31, 2002, Woori Bank had stationed one or more relationship professionals at 332 branches, of which 196 were located in the Seoul metropolitan area. Of these 332 branches, 122 were designated as small- and medium-sized enterprise support branches and staffed with more senior relationship professionals. The relationship professionals specialize in servicing the banking needs of small- and medium-sized enterprise customers and concentrate their marketing efforts on developing new customers in this segment. As of December 31, 2002, Woori Bank had a total of 402 small- and medium-sized enterprise relationship professionals stationed at its branches. Woori Bank plans to increase this number to 700 and to staff all of its branches with at least one relationship professional by the end of 2003.

In addition to increasing our dedicated staffing and branches, our strategy for this banking segment is to identify promising industry sectors and to develop and market products and services targeted towards customers in these sectors. For example, in 2003, we identified information technology, education services, sports and leisure and retail distribution as promising industries and developed loan products for small- and medium-sized enterprises in these sectors. We have also developed in-house industry specialists who can help us identify leading small- and medium-sized enterprises in, and develop products and marketing strategies for, these targeted industries. In addition, we operate customer loyalty programs at Woori Bank for our most profitable small- and medium-sized enterprise customers and provide them with benefits and services such as preferential rates, free seminars and workshops and complementary invitations to cultural events.

Lending Activities.    We provide both working capital loans and facilities loans to our small- and medium-sized enterprise customers. As of December 31, 2002, working capital loans and facilities loans accounted for 79.0% and 10.8%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2002, we had a total of more than 154,000 small- and medium-sized enterprise borrowers.

As of December 31, 2002, secured loans and loans guaranteed by a third party accounted for 68.1% and 10.0%, respectively, of our small- and medium-sized enterprise loans. Approximately 61.6% of the secured loans were secured by real estate and 10.7% were secured by deposits. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years if periodic payments are made. Facilities loans have a maximum maturity of ten years.

We evaluate creditworthiness and collateral for our loans to small- and medium-sized enterprises in essentially the same way as we do for large corporate loans. See “—Corporate Banking—Large Corporate Banking—Lending Activities.”

Pricing.    We determine the pricing of our loans to small- and medium-sized enterprises in the same way that we determine the pricing of our loans to large corporate customers. See “—Corporate Banking—Large Corporate Banking—Pricing.” As of December 31, 2002, substantially all of these loans had interest rates that varied with reference to current market interest rates.

Consumer Banking

We provide retail banking services to consumers in Korea. Our consumer banking operations consist mainly of lending to and taking deposits from our retail customers. We also provide ancillary services on a fee basis, such as wire transfers. While we have historically attracted and held large amounts of consumer deposits through our extensive branch network, our substantial consumer lending growth occurred principally in recent years, in line with the increase in the overall level of consumer debt in Korea. We provide our consumer banking services primarily through Woori Bank, although we service a significant portion of our regional retail banking customers through Kyongnam Bank and Kwangju Bank. See “—Branch Network and Other Distribution Channels.”

Our strategy for Woori Bank in the consumer banking area has been to segment these customers based on their individual net worth and contribution to our consumer banking operations, into four groups: high net worth; mass affluent; middle class; and mass market. We plan to differentiate our products, services and service delivery channels with respect to these segments, making use of our new integrated customer relationship management database and combined marketing team to target our marketing and cross-selling efforts based on this segmentation. With respect to the high net worth and mass affluent segments, we have established private banking operations to better service customers in these segments. See “—Private Banking Operations.” With respect to the middle class segment, we intend to use our branch-level sales staff to maximize the overall volume of products and services we provide. With respect to the mass market segment, we have focused on increasing our operating efficiency by encouraging customers to migrate to low-cost alternative service delivery channels, such as the Internet, call centers, mobile banking and ATMs.

Kyongnam Bank and Kwangju Bank have segmented their customers into similar groups. Kyongnam Bank is attempting to increase priority customer transaction volume by actively increasing its customer service and management and differentiating services for these customers. Kwangju Bank operates a customer management system that uses diverse strategies to market differentiated products and services to priority customers.

Lending Activities

We offer a variety of consumer loan products to households and individuals. We differentiate our product offerings based on a number of factors, including the customer’s age group, the purpose for which the loan is used, collateral requirements and maturity. The following table sets forth the balances and percentage of our total lending represented by our consumer loans as of the dates indicated.

	As of December 31,
	2000			2001			2002
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in billions of Won)
General purpose household loans	(Won)	8,601	14.3%	(Won)	14,026	23.0%	(Won)	23,315	29.1%
Mortgage and home equity loans		1,180	2.0		1,147	1.9		2,451	3.1

Total	(Won)	9,781	16.3%	(Won)	15,173	24.9%	(Won)	25,766	32.2%

Our consumer loans consist of:

•	General purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, we generally lend up to 60% of the collateral value minus the value of any lien or other security interest that is prior to our security interest. In calculating the collateral value for real estate, we generally use the appraisal value of the collateral as determined using our automated HAVICS system. We generally revalue collateral on a periodic basis (every two years for real estate, every year for equipment, every month for unlisted stocks and deposits and every week for stocks listed on a major Korean stock exchange).

A borrower’s eligibility for general purpose household loans is primarily determined by its credit. A borrower’s eligibility for our mortgage loans depends on its creditworthiness, the appropriateness of the use of proceeds and our ability to take a first-priority mortgage. A borrower’s eligibility for home equity loans is determined by its credit and the value of the property. If the borrower’s credit deteriorates, it may be difficult for us to recover the loan. As a result, we review the borrower’s creditworthiness, credit scoring, collateral value and third party guarantees when evaluating a borrower.

In light of concerns regarding the potential risks of excessive consumer lending, particularly mortgage and home equity lending, the Korean government has recently adopted more stringent regulations with respect to consumer lending by Korean banks. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—Government regulation of consumer lending, particularly mortgage and home equity lending, has become more stringent, which may hurt our consumer banking operations” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans.”

We also offer a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments and non-profit entities to finance the construction of dormitories. Collective housing loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

General Purpose Household Loans

Our general purpose household loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2002, approximately (Won)7,854 billion, or 33.7% of our general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years. The amount of overdraft loans has been increasing over the past several years and, as of December 31, 2002, was approximately (Won)4 billion.

Pricing.    The interest rates on our consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects our internal cost of funding, further adjusted to account for the borrower’s credit score and our opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. Our interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, our target loan-to-value ratio and loan duration. We also can adjust the applicable rate based on current or expected profit contribution of the customer. At Woori Bank, lending rates are generally determined by our automated HAVICS system. The applicable interest rate is determined at the time of the loan. We also charge a termination fee in the event a borrower repays the loan prior to maturity. As of December 31, 2002, approximately 98.9% of our general purpose household loans had floating interest rates.

Mortgage and Home Equity Lending

We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of our mortgage and home equity loans is 30 years for each of Woori Bank and Kyongnam Bank and 33 years for Kwangju Bank. Most of our mortgage and home equity loans have an initial maturity of three years or less. With respect to these loans, Woori Bank determines the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using its HAVICS system. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Credit Risk Management—Credit Evaluation and Approval.” Kyongnam Bank and Kwangju Bank generally determine a borrower’s eligibility depending on whether the borrower can prove that it owns an apartment or house or can provide a key money deposit. The eligibility of a borrower that is participating in a housing lottery will depend on proof that it has paid a deposit or can obtain a guarantee from a Korean government-related housing fund. We receive fee income related to the origination of loans, including fees relating to loan processing and collateral evaluation.

As of December 31, 2002, approximately 34.5% of our mortgage and home equity loans were secured by residential property which is the subject of the loan, 21.3% of our mortgage and home equity loans were guaranteed by the government housing-related funds and 43.3% of our mortgage and home equity loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from the mortgage loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). Since a relatively low percentage of our mortgage and home equity loan portfolio is secured by collateral, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing. See “—Asset Quality of Loans—Loan Loss Provisioning Policy.” One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Koreans banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. As of December 31, 2002, we had issued unsecured construction loans relating to housing where construction was not completed in the amount of (Won)1,062 billion. For the year ended December 31, 2002, the average initial loan-to-value ratio of our mortgage and home equity loans was approximately 69.1%.

Pricing.    The interest rates for our mortgage and home equity loans are determined on essentially the same basis as our general purpose household loans, except that for mortgage and home equity loans we place significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate we use in determining the interest rate for our mortgage and home equity loans is identical to the base rate we use to determine pricing for our general purpose household loans. As of December 31, 2002, approximately 95.0% of our outstanding mortgage and home equity loans had floating interest rates.

Deposit-Taking Activities

As of December 31, 2002, we were the second-largest deposit holder on a combined basis among Korean banks, in large part due to our nation-wide branch network. The balance of our deposits from retail customers was (Won)33,804 billion, (Won)39,913 billion and (Won)44,942 billion as of December 31, 2000, 2001 and 2002, respectively, which constituted 51.6%, 57.8% and 57.2%, respectively, of the balance of our total deposits.

We offer diversified deposit products that target different customers with different needs and characteristics. These deposit products fall into five general categories:

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments. The term for time deposits typically ranges from one month to five years;

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment. The term for installment deposits range from six months to ten years; and

•

certificates of deposit, the maturities of which range from 30 days to one year, with a required minimum deposit of between (Won)5 million and (Won)10 million. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

Of our total retail and corporate deposits as of December 31, 2002, time deposits accounted for 52.0%, demand deposits accounted for 30.6%, savings deposits accounted for 9.8%, installment deposits accounted for 7.0% and certificates of deposit accounted for 0.6%.

We offer varying interest rates on our deposit products depending on market interest rates as reflected in average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks. Generally, the interest payable is the highest on time deposits and decreases with installment deposits and savings deposit accounts receiving relatively less interest, and demand deposits accruing little or no interest.

We also offer deposits in foreign currencies and various specialized deposits products, including:

•	Apartment application time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Apartment application installment savings deposits, which are monthly installment savings programs providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between three and five years and accrue interest at fixed or variable rates depending on the term.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 5%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.” The Monetary Policy Committee of the Bank of Korea also regulates the maximum interest rates that can be paid on certain deposits. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea, and the Bank of Korea has indicated that it may eliminate this regulation as well.

The Depositor Protection Act provides for a deposit insurance system where the KDIC guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay an annual premium of 0.1% of our average deposits and, for the year ended December 31, 2002, our banking subsidiaries paid an aggregate of (Won)63.3 billion.

Branch Network and Other Distribution Channels

Our commercial banking subsidiaries had a total of 894 branches in Korea as of December 31, 2002, which on a combined basis, was the second-most extensive network of branches among Korean commercial banks. In Korea, consumer transactions are generally conducted in cash or with credit cards, and conventional checking accounts generally are not offered. As a result, an extensive branch network is important to attracting and maintaining retail customers, as they generally conduct most of their transactions through bank branches. We believe that our extensive branch network in Korea helps us to maintain our retail customer base, which in turn provides us with a stable and relatively low cost funding source.

The following table presents the geographical distribution of our branch network in Korea as of December 31, 2002.

	Woori Bank		Kyongnam Bank		Kwangju Bank		Total
	Number	% of Total	Number	% of Total	Number	% of Total	Number	% of Total
Area
Seoul	341	52%	3	2%	3	3%	347	39%
Five largest cities (other than Seoul)	109	17	4	3	74	66	187	21
Other	205	31	120	95	35	31	360	40

Total	655	100%	127	100%	112	100%	894	100%

Our Woori Bank branches are concentrated in the Seoul metropolitan area, while our Kyongnam Bank and Kwangju Bank branches are located mostly in the southeastern and southwestern regions of Korea, respectively, providing extensive overall nationwide coverage.

As part of our overall reorganization and integration plan, we have been engaged in a business process re-engineering project, which commenced in April 2002, aimed at reducing redundant functions and streamlining our operations by concentrating our credit evaluation and approval processes, foreign exchange operations and back-office functions within the head office or regional centers, instead of maintaining them at the branch level. See “Item 4A. History and Development of the Company—Reorganization and Integration Plan.”

As part of maximizing customer access to our products and services, we have established an extensive network of ATMs and cash dispensers, which are located in branches as well as unmanned outlets. The following table presents the number of ATMs and cash dispensers we had as of December 31, 2002.

	ATMs	Cash Dispensers
Woori Bank	2,522	3,186
Kyongnam Bank	192	527
Kwangju Bank	192	471

Total	2,906	4,184

We also actively promote the use of alternative service delivery channels in order to provide convenient service to customers. We also benefit from customers’ increasing use of these outlets, as they allow us to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following tables set forth information, for the periods indicated, relating to the number of transactions and the fee revenue of our alternative service delivery channels with respect to Woori Bank, Kyongnam Bank and Kwangju Bank.

Woori Bank

	For the year ended December 31,
	2000	2001	2002
ATMs (1)
Number of transactions (millions)	272	327	357
Fee income (billions of Won)	(Won)12	(Won)15	(Won)25
Telephone banking:
Number of users	1,939,000	2,418,000	2,892,100
Number of transactions (millions)	90	108	123
Fee income (billions of Won)	(Won)8	(Won)11	(Won)15
Internet banking:
Number of users	825,742	1,171,858	2,534,530
Number of transactions (millions)	35	153	351
Fee income (billions of Won)	(Won)16	(Won)25	(Won)38

Kyongnam Bank (2)

	For the year ended December 31,
	2001	2002
ATMs (1)
Number of transactions (millions)	47	53
Fee income (billions of Won)	(Won)1	(Won)1
Telephone banking:
Number of users	280,598	396,608
Number of transactions (millions)	13	18
Fee income (billions of Won)	(Won)1	(Won)2
Internet banking:
Number of users	80,378	171,208
Number of transactions (millions)	8	24
Fee income (billions of Won)	(Won)0.2	(Won)0.3

Kwangju Bank (2)

	For the year ended December 31,
	2001	2002
ATMs (1)
Number of transactions (millions)	49	53
Fee income (billions of Won)	(Won)5	(Won)6
Telephone banking:
Number of users	157,000	207,000
Number of transactions (millions)	15	18
Fee income (billions of Won)	(Won)2	(Won)2
Internet banking:
Number of users	24,000	43,000
Number of transactions (millions)	5	12
Fee income (billions of Won)	(Won)0.1	(Won)0.3

(1)	Includes cash dispensers.
(2)	As we did not acquire Kyongnam Bank and Kwangju Bank until December 29, 2000, data for these banks for 2000 has been omitted.

Most of our electronic banking transactions do not generate fee income as many of those transactions are free of charge, such as balance enquiries, consultations with customer representatives or transfers of money with our banking subsidiaries. This is particularly true for telephone banking services, where a majority of the transactions are balance inquiries or consultations with customer representatives, although other services such as money transfers are also available.

Our automated telephone banking systems offer a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service enquiries. We operate three call centers that handle calls from customers, engage in telemarketing and assist in our collection efforts.

Our Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill payment and foreign exchange transactions. We expect to increase our Internet banking customer base by focusing largely on our younger customers and female customers as well as by developing additional internet-based financial services and products. We also are developing new products to target different types of customers with respect to our Internet banking services, including a service that will enable private banking customers to access their accounts on a website that will provide specialized investment advice. We also offer escrow services and identification authentication services for Internet transactions.

We also participate in other Internet-related initiatives. For example, in May 2001, we began to offer e-Clips, a global aggregate account service system, to customers of Woori Bank. Before we launched this service, customers could only check their account status at the web site of the financial institution where they opened their accounts. According to 7.24 Solutions of Canada, the entity that licensed this technology to us, e-Clips enables our customers to check all of their accounts opened at any of the approximately 900 financial institutions worldwide that have agreed to be a part of this service on a single web site. In January 2001 we introduced eWoori F/X Trading, which we believe is Korea’s first real-time, online foreign exchange trading system.

We also provide mobile banking services to our customers, which is available to all our Internet-registered users. These services allow our customers to complete selected banking transactions through major Korean telecommunications networks using their personal data assistant (PDA) or other mobile device. We do not receive any fee income from our mobile banking services.

Private Banking Operations

In 2002, we launched our private banking operations within Woori Bank, Kyongnam Bank and Kwangju Bank. These operations currently aim to service our high net worth and mass affluent retail customers who individually maintain a combined deposit and loan balance of at least (Won)100 million with us. As of December 31, 2002, we had approximately 116,000 customers who qualified for private banking services, representing about 1.6% of our total retail customer base. Of our total retail customer deposits of (Won)44.9 trillion as of December 31, 2002, high net worth and mass affluent customers accounted for approximately 34%.

Through our private bankers, we provide financial and real estate advisory services to our high net worth and mass affluent customers. We also market differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, we have developed a customer loyalty program for our private banking customers that provides preferential rate and fee benefits and awards. We plan to further segment our private banking operations in the future by introducing exclusive private client services for high net worth customers who individually maintain a combined deposit and loan balance of at least (Won)1 billion with us. We believe that our private banking operations will allow us to increase our revenues from our existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Woori Bank currently operates three dedicated private banking centers, each staffed by two private bankers, all of which are located in the Seoul metropolitan area. Woori Bank also has 13 branches that have separate private banking areas staffed with a private banker. Woori Bank plans to establish private banking areas at 25 additional branches by the end of 2003. Kyongnam Bank and Kwangju Bank each operates one dedicated private banking center.

Credit Cards

We offer credit card products and services to consumers and corporate customers in Korea. We operate our credit card business principally through Woori Credit Card, to which we transferred the credit card operations of Woori Bank in February 2002 and the credit card operations of Kwangju Bank in March 2003. As of December 31, 2002, Woori Credit Card’s market share based on transaction volume was approximately 5.5%, which ranked Woori Credit Card as the fourth largest credit card company in Korea, according to BC Research, which is a quarterly report issued by BC Card.

As of December 31, 2002, Woori Credit Card had nine branch offices and approximately 220 permanent employees and 1,567 contract-based employees. In addition, Woori Credit Card has access to the Woori Bank branch network with respect to marketing and customer service. As of December 31, 2002, Woori Credit Card had agency contracts with approximately 1,413 individual sales agents and 27 corporate direct sales agents to originate new accounts on a commission basis. These agents are not permitted to work for more than one card issuer at a time. Currently, approximately 27% of Woori Credit Card’s new accounts are originated by these agents and approximately 58% of new accounts are originated through Woori Bank’s branch network.

We plan to transfer the credit card operations of Kyongnam Bank to Woori Credit Card in the future. As in the case of the transfer of Woori Bank’s and Kwangju Bank’s credit card operations, we will not transfer any outstanding credit card receivables to Woori Credit Card in connection with that transfer. Following this last transfer, all of our credit card operations will be integrated within Woori Credit Card.

Our credit card operations benefit from our ownership of a 29.6% equity stake in BC Card, which is co-owned by ten other Korean financial institutions and operates the largest merchant payment network in Korea as measured by transaction volume. This ownership stake allows us to outsource production and delivery of new credit cards, the preparation of monthly statements and other ancillary services to BC Card for our Woori Credit Card and Kyongnam Bank BC Card operations.

Products and Services

We currently have four brands of credit cards outstanding:

•	a “Woori” brand offered by Woori Credit Card;

•	a “BC Card” brand offered by Kyongnam Bank;

•	a “BC Card” brand previously offered by Woori Bank; and

•	a “Kwangju Bank” brand previously offered by Kwangju Bank.

We stopped issuing “Woori Bank BC Card” brand cards following the transfer of Woori Bank’s credit card operations to Woori Credit Card in February 2002. In addition, we no longer issue credit cards under the “Kwangju Bank” brand and, following the transfer of the credit card operations of Kyongnam Bank, we plan to cease issuing “Kyongnam BC Card” brand cards, with a view to integrating our brands under the “Woori” brand. We also issue “Visa” brand cards under a non-exclusive license agreement with Visa International Service Association and “MasterCard” and “JCB” brand cards under a non-exclusive, co-branding agreement with BC card.

We offer a number of different services to holders of our credit cards. Generally, these services include:

•	credit purchase services, which allow cardholders to purchase merchandise or services on credit and repay such credit on a lump-sum or installment basis;

•	cash advance services from ATMs and bank branches; and

•	credit card loans, which are loans that cardholders can obtain based on streamlined application procedures.

Unlike in the United States and many other countries, where most credit cards are revolving cards that allow outstanding balances to be rolled over from month to month so long as a required minimum percentage is repaid, cardholders in Korea are generally required to pay for their non-installment purchases as well as cash advances within approximately 31 to 53 days of purchase or advance, depending on their payment cycle.

The following table sets forth certain data relating to our credit card operations as of the dates or for the period indicated.

	As of and for the year ended December 31,
	2001						2002
	Woori Card (1)		Kyongnam Bank BC Card		Kwangju Bank Card		Woori Card (2)		Kyongnam Bank BC Card		Kwangju Bank Card
	(in billions of Won, unless indicated otherwise)
Number of credit card holders (at year end) (thousands of holders)
General accounts		4,188		255		284		5,162		315		368
Corporate accounts		84		10		12		108		15		15

Total		4,272		265		296		5,270		330		383

Number of merchants (at year end) (thousands of merchants)		1,951		55		75		2,237		64		95

Active ratio (3)		62.9%		61.2%		67.6%		60.7%		58.0%		64.1%

Credit card interest and fees
Installment and cash advance interest	(Won)	536	(Won)	21	(Won)	18	(Won)	614	(Won)	34	(Won)	19
Annual membership fees		—		1		—		13		—		—
Merchant fees		232		15		10		233		22		13
Other fees		116		5		14		120		6		14

Total		884		42		42		980		62		46

Charge volumes
General purchase		4,720		316		285		6,117		479		355
Installment purchase		4,109		165		68		4,673		308		114
Cash advance		16,167		525		639		22,188		987		684
Card loan		43		14		26		326		14		18

Total		25,039		1,020		1,018		33,304		1,788		1,171

Outstanding balances (at year end)
General purchase		545		41		33		584		52		37
Installment purchase		1,136		80		27		1,721		109		43
Cash advance		1,991		86		70		2,983		123		74
Card loan		424		14		26		495		14		18

Total		4,096		221		156		5,783		298		172

Average outstanding balances
General purchase		701		35		30		653		54		38
Installment purchase		674		50		24		1,045		98		36
Cash advance		2,058		66		70		2,478		122		77
Card loan		483		11		34		438		14		23

Total		3,916		162		158		4,614		288		174

Delinquency ratios
Less than 1 month		4.42%		2.24%		2.11%		5.15%		2.93%		2.51%
From 1 month to 3 months		1.48		1.45		1.21		3.60		3.73		3.15
From 3 months to 6 months		1.25		1.01		1.00		2.10		4.20		1.10
Over 6 months		0.38		1.50		0.63		0.50		1.29		0.62

Total		7.53		6.20		4.95		11.35		12.15		7.38

Non-performing loan ratio (4)		1.79%		2.51%		1.63%		4.76%		5.49%		1.72%

Charge-offs (gross)	(Won)	112	(Won)	3	(Won)	4	(Won)	236	(Won)	15	(Won)	9
Recoveries		42		1		2		5		1		2

Net charge-offs		70		2		2		231		14		7
Gross charge-off ratio (5)		2.70%		1.20%		2.17%		4.09%		4.91%		4.84%
Net charge-off ratio (6)		1.70%		1.00%		1.23%		3.99%		4.63%		4.02%

(1)	Consists of credit cards issued by Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(2)	Consists of credit cards issued by Woori Credit Card, Woori Bank and BC Cards and Visa cards issued through the BC Card consortium.
(3)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant year.
(4)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant year. Does not include an aggregate of (Won)269 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary as of December 31, 2002. If these loans had been included, the non-performing loan ratio for our Woori Card, Kyongnam Bank BC Card and Kwangju Bank Card operations would have been 9.26%, 7.50% and 1.72%, respectively, as of December 31, 2002.
(5)	Represents the ratio of gross charge-offs for the year to average outstanding balances for the year. Under U.S. GAAP, our charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were restructured), except for those balances with a reasonable probability of recovery.
(6)	Represents the ratio of net charge-offs for the year to average outstanding balances for the year.

We offer a diverse range of credit card products within our various brands. Factors that determine which type of card a particular cardholder may receive include net worth, age, location, income level and the particular programs or services that may be associated with a particular card. Targeted products that we offer include:

•	cards that offer additional benefits, such as frequent flier miles and award program points that can be redeemed for services, products or cash;

•	gold cards, platinum cards and other preferential members’ cards that have higher credit limits and provide additional services;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	revolving credit cards and cards that offer travel services and insurance.

Credit card use in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial crisis and as a result of Korean government initiatives promoting the use of credit cards. For example, the government requires merchants to accept credit cards in order to prevent tax evasion by ensuring proper disclosure of transactions, and provides tax benefits to businesses that accept credit cards. For consumers, there is also a tax deduction for certain amounts spent using credit cards. However, concerns have been raised regarding the high levels of credit card usage (including cash advances) and the deteriorating asset quality of the credit card portfolios of many Korean financial institutions. In response to such concerns, the Korean government has heightened its regulatory oversight of the credit card industry. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio—Government regulation of the credit card business has increased significantly, which may hurt our credit card operations.” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Credit Card Companies.”

In recent years, credit card issuers in Korea have agreed with selected cardholders to restructure their delinquent credit card account balances as loans that have more gradual repayment terms, in order to retain fundamentally sound customers who are experiencing temporary financial difficulties and to increase the likelihood of eventual recovery on those balances. In line with industry practice, we have restructured a portion of our delinquent credit card account balances as loans commencing in 2002. The general qualifications to restructure delinquent credit card balances as loans are that the delinquent amount be more than one month overdue and in excess of (Won)1 million. The terms of the restructured loans usually require that they be guaranteed by a third party and carry higher interest rates than prevailing market rates. These loans are usually required to be repaid by the borrower in installments over terms ranging from three months to 60 months. Because these loans are not treated as being delinquent upon restructuring, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding credit card receivables and loans. As we began restructuring delinquent credit card balances into loans only from the second half of 2002, we believe that we do not, as yet, have a sufficient basis to make any reliable assessment regarding the likelihood that these restructured loans will become non-performing. As of December 31, 2002, the total amount of our restructured loans was (Won)275 billion (which also included revolving loans and installment loans).

We believe that we have a number of opportunities to further expand our credit card business, despite current market conditions. In particular, we believe that our extensive branch network, integrated customer relationship management database, name recognition and overall size will enable us to cross-sell credit card products to our large base of existing banking customers. Furthermore, recent government initiatives to crack down on the issuance of credit cards through non-branch channels should help us, as we distribute the majority of cards through our branch network, which is larger than that of most of our competitors.

In order to continue to grow and differentiate ourselves from our competitors, we plan to:

•	focus on maintaining our low delinquency ratio by targeting premium customers through our banking network and enhancing our credit approval and collection systems;

•	offer new products such as Woori MORE/FLEX Cards (which combine services and benefits of our other existing cards) and Platinum-Ever Cards (which target priority customers);

•	localize products with respect to regional areas and conduct joint marketing programs, including “customer loyalty programs”;

•	improve existing products by lowering membership fees and offering additional services; and

•	leverage our “Woori” brand to attract new customers and build brand loyalty.

Payments and Charges

Revenues from our credit card operations consist principally of cash advance charges, merchant fees, interest income from credit card loans, interest on late and deferred payments, and annual membership fees paid by cardholders.

Each cardholder is allocated an aggregate credit limit in respect of all cards issued under his or her account and each month. We advise each cardholder of the credit limit relating to the cards in his or her monthly billing statement. Credit limits in respect of card loans are established separately. We conduct ongoing monitoring of all cardholders and accounts, and may reduce the credit limit or cancel an existing cardholder’s card based on current economic conditions, receipt of new negative credit data from third party sources or the cardholder’s score under the credit risk management systems we use to monitor their behavior, even if the cardholder continues to make timely payments in respect of his or her cards. We consider an account delinquent if the payment due is not received on the first monthly payment date on which such payment was due, and late fees are immediately applied. Late fee charges and computation of the delinquency period are based on each outstanding unpaid transaction or installment, as applicable. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Risk Measurement and Control.”

Payments on amounts outstanding on our credit cards must be made (at the cardholder’s election at the time of purchase) either in full on each monthly payment date, in the case of lump-sum purchases, or in equal monthly installments over a fixed term from two months to 36 months, in the case of installment purchases. Cardholders may prepay installment purchases at any time without penalty. Payment for cash advances must be made on a lump sum basis. Payments for card loans must be made on an equal principal installment basis over a fixed term from three months up to a maximum of 60 months, up to a maximum loan amount of (Won)30 million.

No interest is charged on lump-sum purchases that are paid in full by the monthly payment date. For installment purchases, we charge a fixed rate of interest on the outstanding balance of the transaction amount, based on the installment period selected at the time of purchase. For a new cardholder, we currently apply an interest rate between approximately 11.0% and 19.5% per annum as determined by the cardholder’s application system score.

For cash advances, finance charges start accruing immediately following the cash withdrawal. We currently charge a periodic finance charge on the outstanding balance of cash advance of approximately 12.0% to 27.4% per annum. The periodic finance charge assessed on such balances is calculated by multiplying the daily installment balances for each day during the billing cycle by the applicable periodic finance charge rate, and aggregating the results for each day in the billing period. In addition to finance charges, cardholders using cash advance networks operated by companies that are not financial institutions (such as Hannet and NICE) are charged a commission of (Won)600 per withdrawal. Cardholders using ATMs of other financial institutions are not charged any commissions for withdrawals relating to cash advances.

Each existing cardholder’s interest rate is determined by such cardholder’s customer group classification as determined by a combination of such cardholder’s behavior scoring system information and the revenue contribution of such cardholder. Using such information, we generally place each account into one of six groups. Placement in a particular group determines the interest rate charged for cards issued under the account.

We also charge a basic annual membership fee of (Won)2,000 to (Won)5,000 for regular cards, (Won)5,000 to (Won)10,000 for gold cards and (Won)30,000 to (Won)120,000 for platinum cards. The determination of the annual fee is based on the type of card and whether affiliation options are selected by the cardholder. For certain cards, such as the Woori Card (which can only be used in Korea and is not affiliated with Visa or Mastercard), Woori Christian Card and Hyundai Home Shopping Woori Card, we will waive membership fees if customers charge above a certain amount. Currently, new cardholders are exempt from payment of annual membership fees for the first year.

We charge merchant fees to merchants for processing transactions. Merchant fees vary depending on the type of merchant and the total transaction amounts generated by the merchant. As of December 31, 2002, we charged merchants an average of 2.51% of their respective total transaction amounts. In addition to merchant fees, we receive nominal interchange fees for international card transactions.

Capital Markets Activities

We engage in capital markets activities for our own account and for our customers. Our capital markets activities include securities investment and trading, derivatives trading, asset securitization services, investment banking and securities brokerage.

Securities Investment and Trading

Through Woori Bank and, to a lesser extent, Kyongnam Bank, Kwangju Bank and Woori Securities, we invest in and trade securities for our own account, in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2002, our investment portfolio, which consists of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)24,236 billion and represented 20.7% of our total assets.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, including the KDIC, local governments or government-invested enterprises, and debt securities issued by financial institutions. As of December 31, 2002, we held debt securities with a total book value of (Won)22,425 billion, of which:

•	held-to-maturity debt securities accounted for (Won)9,959 billion, or 44.4%;

•	available-for-sale debt securities accounted for (Won)9,612 billion, or 42.9%; and

•	trading debt securities accounted for (Won)2,854 billion, or 12.7%.

Of these amounts, debt securities issued by the Korean government and government agencies amounted to (Won)8,913 billion, or 89.5%, of our held-to-maturity debt securities, (Won)6,462 billion, or 67.2%, of our available-for-sale debt securities, and (Won)1,601 billion, or 56.1%, of our trading debt securities.

From time to time, we also purchase and sell equity securities for our securities portfolios. Our equity securities consist primarily of equities listed on the Korea Stock Exchange or KOSDAQ. As of December 31, 2002:

•	equity securities in our available-for-sale portfolio had a book value of (Won)217 billion, or 2.0%, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a book value of (Won)179 billion, or 4.7%, of our trading portfolio.

The book value of our trading and investment portfolios has increased in recent years. This increase has been driven by our increased level of funding resulting from the increase in our deposit taking. Funds that are not used for lending activities are used for investment and liquidity management purposes, including investment and trading in securities. See “Item 4B. Business Overview—Assets and Liabilities—Investment Portfolio.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

	As of December 31, 2000
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	4,217	(Won)	58	(Won)	(4)	(Won)	4,271
Corporate		2,001		96		(24)		2,073
Financial institutions		366		34		(7)		393
Foreign governments		141		39		—		180

Subtotal		6,725		227		(35)		6,917
Equity securities		229		5		(25)		209
Beneficiary certificates (1)		1,078		39		(10)		1,107

Total available-for-sale securities	(Won)	8,032	(Won)	271	(Won)	(70)	(Won)	8,233

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	9,985	(Won)	506	(Won)	(20)	(Won)	10,471
Corporate		761		4		—		765
Financial institutions		966		6		(23)		949
Foreign governments		1		—		—		1

Total held-to-maturity securities	(Won)	11,713	(Won)	516	(Won)	(43)	(Won)	12,186

	As of December 31, 2001
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	5,224	(Won)	94	(Won)	(42)	(Won)	5,276
Corporate		1,256		68		(4)		1,320
Financial institutions		750		37		(5)		782
Foreign governments		68		13		—		81

Subtotal		7,298		212		(51)		7,459
Equity securities		271		37		(7)		301
Beneficiary certificates (1)		979		82		(1)		1,060

Total available-for-sale securities	(Won)	8,548	(Won)	331	(Won)	(59)	(Won)	8,820

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	10,197	(Won)	607	(Won)	(22)	(Won)	10,782
Corporate		419		4		(1)		422
Financial institutions		581		10		(1)		590
Foreign governments		5		—		—		5

Total held-to-maturity securities	(Won)	11,202	(Won)	621	(Won)	(24)	(Won)	11,799

	As of December 31, 2002
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	6,410	(Won)	76	(Won)	(23)	(Won)	6,463
Corporate		1,262		48		(21)		1,289
Financial institutions		1,714		20		(25)		1,709
Foreign governments		133		21		(3)		151

Subtotal		9,519		165		(72)		9,612
Equity securities		221		13		(17)		217
Beneficiary certificates (1)		1,026		12		(21)		1,017

Total available-for-sale securities	(Won)	10,766	(Won)	190	(Won)	(110)	(Won)	10,846

Held-to-maturity securities:
Debt securities
Korean Treasury securities and government agencies	(Won)	8,913	(Won)	526	(Won)	(33)	(Won)	9,406
Corporate		367		16		(11)		372
Financial institutions		660		0		(10)		650
Foreign governments		19		1		—		20

Total held-to-maturity securities	(Won)	9,959	(Won)	543	(Won)	(54)	(Won)	10,448

(1)	Beneficiary certificates are instruments that are issued by and represent an ownership interest in an investment trust. Investment trusts, which operate like mutual funds in the United States, are managed by investment trust management companies and invest in portfolios of securities and/or other financial instruments, such as certificates of deposit. See “—Asset Management—Investment Trust Management.” Beneficiary certificates give the holder beneficial rights to both the relevant investment trust and the trust property in which the investment trust has invested.

Derivatives Trading

We offer derivatives products and engage in derivatives trading, mostly for our corporate customers, primarily through Woori Bank and Woori Securities. Our trading volume was (Won)8,556 billion in 2000, (Won)7,131 billion in 2001 and (Won)11,436 billion in 2002, respectively. Our net trading revenue from derivatives and foreign exchange spot contracts for the year ended December 31, 2000, 2001 and 2002 was (Won)149 billion, (Won)247 billion and (Won)184 billion, respectively.

We provide and trade a number of derivatives products principally through sales or brokerage accounts for our customers, including:

•	interest rate swaps, options and futures, relating principally to Won interest rate risks;

•	index futures, relating to stock market fluctuations;

•	cross currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps, options and futures, relating to foreign exchange risks; and

•	credit derivatives, which we provide to financial institutions who wish to hedge existing credit exposures or take on credit exposure to generate revenue.

Our regional banking subsidiaries, Kyongnam Bank and Kwangju Bank, are not active with respect to derivatives trading aside from limited foreign exchange swaps for purposes of foreign currency funding.

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and on hedging our risk exposure resulting from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposure that arises from our own assets and liability positions. All of these hedging-purpose derivatives contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives and the changes in value are reflected in our income statements for the relevant periods. In addition, we engage in proprietary trading of derivatives and arbitrage through Woori Securities, such as index options and futures within our regulated open position limits, for the purpose of generating capital gains.

The following shows the estimated fair value of derivatives and foreign exchange spot contracts we held or had issued for trading purposes as of the dates indicated.

	As of December 31,
	2000				2001				2002
	Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities		Estimated Fair Value of Assets		Estimated Fair Value of Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	1	(Won)	2	(Won)	2	(Won)	3	(Won)	1	(Won)	3
Foreign exchange derivatives		130		196		60		57		107		152
Interest rate derivatives		87		101		142		69		233		148
Equity derivatives		0		0		5		0		18		6
Credit derivatives(1)		0		22		0		19		0		13

Total	(Won)	218	(Won)	321	(Won)	209	(Won)	148	(Won)	359	(Won)	322

(1)	Our total exposure under credit derivatives outstanding as of December 31, 2002 was US$100 million. In connection with such credit derivatives, we accept credit exposure with respect to foreign currency-denominated corporate debt instruments held by counterparties by guaranteeing payments under such instruments, subject to our overall credit limits with respect to the applicable issuers.

In April 2003, Woori Bank entered into an agreement with Macquarie Bank, an Australian investment bank, pursuant to which the latter will provide fee-based technical assistance and advisory services to us, including in the area of risk management and trading systems, in connection with our plans to further develop our equity derivatives business.

Asset Securitization Services

We are active in the Korean asset-backed securities market. Through Woori Bank and Woori Securities, we participate in asset securitization transactions in Korea by acting as arranger, trustee or liquidity provider. In 2002, we were involved in asset securitization transactions with an initial aggregate issue amount of (Won)2,533 billion and generated total fee income under Korean GAAP of approximately (Won)15 billion in connection with such transactions. The securities issued in asset securitization transactions are sold mainly to institutional investors buying through Korean securities firms.

Investment Banking

We engage in investment banking activities in Korea through Woori Bank and Woori Securities. Through Woori Securities, we underwrite equity and debt securities offerings in the Korean capital markets, either as lead manager or a member of an underwriting syndicate and provide mergers and acquisitions and financial advisory services. In 2002, Woori Securities generated investment banking revenue under Korean GAAP of approximately (Won)11.6 billion, consisting primarily of (Won)11 billion of fee income and (Won)637 million of interest income, from a total of ten securities offerings. In addition, through Woori Bank, we provide project finance and financial advisory services, in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as structured finance, leveraged buy-out financing, equity and venture financing and mergers and acquisitions advisory services. In 2002, Woori Bank generated investment banking revenue of (Won)19.4 billion from gains on investment in foreign bonds and equity securities and fees from advisory and other services.

We believe that significant opportunities exist for us to leverage our existing base of large corporate and small- and medium-sized banking customers to cross-sell investment banking services. We intend to expand our investment banking operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base.

Securities Brokerage

We provide securities brokerage services in Korea through Woori Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments (such as commercial paper). In 2002, we generated fee income under Korean GAAP of (Won)60 billion through our securities brokerage activities. As of December 31, 2002, Woori Securities had 42 branches, as well as 18 brokerage outlets in Woori Bank’s branches.

International Banking

Primarily through Woori Bank, we engage in various international banking activities, including foreign exchange services and dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations. We also raise foreign currency funding through our international banking operations. In addition, we provide commercial banking services to retail and corporate customers in select overseas markets.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2001	2002
	(in millions of US$)
Total foreign currency assets	$12,682	$13,886
Foreign currency borrowings
Long-term borrowings	1,609	1,986
Short-term borrowings	3,405	3,667

Total borrowings	$5,014	$5,653

As of December 31, 2002, the table below sets forth our overseas subsidiaries and branches currently in operation as of such date.

Business Unit (1)	Location
Subsidiaries Woori America Bank	United States
P.T. Bank Woori Indonesia	Indonesia
Branches, Agencies and Representative Offices
London Branch	United Kingdom
Tokyo Branch	Japan
Singapore Branch	Singapore
Beijing Branch	China
Hong Kong Branch	China
Shanghai Branch	China
Bahrain Branch	Bahrain
Dhaka Branch	Bangladesh
Hanoi Branch	Vietnam
New York Agency	United States
Los Angeles Agency	United States
Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

The principal activities of our overseas branches and subsidiaries are providing trade financing and local currency funding for Korean companies and Korean nationals operating in overseas markets and providing foreign exchange services in conjunction with our headquarters. On a limited basis, our overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

In addition, Woori America Bank operates five branches in New York and New Jersey and provides retail and corporate banking services targeted towards the Korean-American community. Woori America Bank had total assets of US$365 million as of December 31, 2002 and net income of US$3 million in 2002.

In February 2003, Woori Bank entered into an agreement with U.S.-based National Penn Bancshares Inc. to acquire New Jersey’s Panasia Bank N.A. for US$34.5 million in cash. Prior to the closing, which occurred on September 11, 2003, Woori Bank invested approximately US$15 million in connection with a capital increase by Panasia Bank. In August 2003, the U.S. Federal Reserve Board approved Woori Bank’s purchase of Panasia Bank, which was the final regulatory approval required for the consummation of the acquisition. Panasia Bank was established in 1993 as the first Asian-American owned lender in the United States and is one of the largest banks specializing in service to the Korean-American community in the eastern United States. Panasia Bank had total assets of US$214 million as of December 31, 2002 and net income of US$2 million in 2002 and operates seven branches located in New Jersey, Pennsylvania and Virginia.

In July 2003, Woori Bank entered into a memorandum of understanding with the Industrial and Commercial Bank of China with respect to cooperation in international settlements and high-level human resource exchanges.

Asset Management

Trust Management Services

Money Trusts.    Through Woori Bank, Kyongnam Bank and Kwangju Bank, we offer money trust products to our customers and manage the funds they invest in money trusts. The money trusts we manage are generally trusts with a fixed life that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We currently offer the following types of money trust products:

•	retirement trusts, which invest funds received from corporations or organizations and manage these funds until they are withdrawn to pay retirement funds to a corporation’s officers or employees or an organization’s members;

•	pension trusts, which invest funds received until pension benefits are due to be disbursed to a pension beneficiary; and

•	specified money trusts, which invest cash received as trust property at the direction of a trustee and, once the trust matures, disburse the principal and any gains to the trust beneficiaries.

We also offer other types of money trusts that have a variety of differing characteristics with respect to, for example, maturities and tax treatment.

Under Korean law, the assets of our money trusts are segregated from our assets and are not available to satisfy the claims of our creditors. We are, however, permitted to maintain deposits of surplus funds generated by trust assets. Except for specified money trusts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust. Specified money trusts are established on behalf of individual customers, typically corporations, which direct our investment of trust assets.

We receive fees for our trust management services consisting of:

•	basic fees that are based upon a percentage, ranging between 0.5% and 2%, of the net asset value of the assets under management, and

•	performance fees that are based upon the investment performance of the trust.

We also receive penalty payments when customers terminate their trust deposit prior to the original contract maturity. Money trust management is currently the largest source of our fee income. Fees that we received for our trust management services (including those fees related to property trust management services, described below, but excluding those fees relating to guaranteed trusts, which are eliminated in consolidation), net of expenses, amounted to (Won)140 billion in 2000, (Won)36 billion in 2001 and (Won)72 billion in 2002.

For some of the money trusts we manage, we have guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. We no longer offer new money trust products where we guarantee both the principal amount and a fixed rate of interest. We continue to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate performance trusts on which we do not guarantee principal or interest, due to the fact that the assets invested are not our assets but customer assets and that our customers bear the risk of loss.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	90	(Won)	11	(Won)	11
Principal guaranteed trusts		976		1,989		1,765
Performance trusts		4,929		5,652		6,708

Total	(Won)	5,995	(Won)	7,652	(Won)	8,484

The balance of our money trusts increased 40.3% between December 31, 2000 and December 31, 2002. These increases resulted mainly from increased demand due to lower interest rates on other investment options and the introduction of new money trust products.

As of December 31, 2002, the trust assets we managed consisted principally of investment securities and loans made from the trusts. The investment securities consisted of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. As of December 31, 2002, under Korean GAAP, our money trusts had invested in securities with an aggregate book value of (Won)7,693 billion and accounted for 85.5% of our money trust assets. Debt securities accounted for (Won)4,519 billion of this amount. Loans made by our money trusts are similar in type to the loans made by our banking operations. As of December 31, 2002, under Korean GAAP, our money trusts had made loans in the aggregate principal amount of (Won)443 billion (excluding loans to our banking operations of (Won)667 billion), which accounted for approximately 4.9% of our money trust assets. Because we act as trustee, loans by money trusts are made at our discretion and are subject to the same credit approval process as loans from our banking operations. As of December 31, 2002, 36.8% of the amount of loans from our money trusts were collateralized or guaranteed.

Our money trusts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by investment trust companies. As of December 31, 2002, equity securities held by our money trusts amounted to (Won)520 billion on a Korean GAAP basis, which accounted for approximately 5.8% of our money trust assets. Of this amount, (Won)340 billion was from specified money trusts and the remaining (Won)180 billion was from money trusts over which we had investment discretion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained in our trust accounts, followed by basic fees from that money trust and funds from our banking operations. We net any payments we make as a result of these shortfalls against any gains we receive from other money trusts. In 2000, we made payments from our banking operations to cover shortfalls in our guaranteed return trusts of (Won)1,108 billion. No such payments were required in 2001 and 2002.

Property Trusts.    Through Woori Bank, we also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include movable property such as artwork. Under these arrangements, we render escrow or custodial services for the property in question and collect fees in return.

In 2002, our property trust fees ranged from 0.2% to 0.5% of total assets under management, depending on the type of trust account product. As of December 31, 2002, the balance of our property trusts totaled (Won)5,800 billion.

The property trusts also are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through Woori Investment Trust Management, we offer securities investment trust products to our customers and manage the funds invested by them in investment trusts. The investment trust products we offer generally take the form of beneficiary certificates evidencing an ownership interest in a particular investment trust. We currently offer 143 different types of investment trust products, including:

•	equity funds, where equity securities or equity-linked securities consist of 60% or more of their assets;

•	bond funds, where debt securities or interest rate futures consist of 60% or more of their assets;

•	hybrid funds, the assets of which include both debt and equity securities with no minimum requirement to hold either type of security; and

•	money market funds, which invest mostly in short-term financial products, such as call loans, commercial paper and certificates of deposit.

The investment trusts we manage are generally trusts with no fixed term that allow investors to share in the investment performance of the trust in proportion to the amount of their investment in the trust. We have investment discretion over all investment trusts. Investment trusts calculate the value of their assets each day, and any change in the overall valuation of their assets will be reflected in the price of their beneficiary certificates. To the extent such a trust does have a maturity date, at that time the trust will disburse principal and any return on investment based on the price of their beneficiary certificates.

The following table shows the balances of our investment trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we do not consolidate investment trusts due to the fact that the assets invested are not our assets but customer assets.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Equity funds		—	(Won)	153	(Won)	154
Bond funds	(Won)	1,262		1,071		1,048
Hybrid funds		713		388		474
Money market funds		743		1,438		2,026

Total	(Won)	2,718	(Won)	3,050	(Won)	3,702

The balance of our investment trusts increased 36.2% between December 31, 2000 and December 31, 2002. These increases resulted mainly from increased demand due to lower interest rates on other investment options, government promotion of investment trusts and improved management of trust assets.

We receive fees for our investment trust management services consisting of:

•	management fees in connection with establishing, operating and managing the investment trust;

•	sales fees in connection with selling trust assets and/or interests in the trust; and

•	trustee fees in connection with administering the trust and its securities portfolio.

These fees are calculated by multiplying the daily net asset value of the trust by a percentage provided in the trust documentation. Fees accrue on a daily basis and are paid out as expenses periodically.

Fees from our investment trust management services amounted to (Won)13.0 billion in 2000, (Won)9.9 billion in 2001 and (Won)8.9 billion in 2002.

We believe that significant opportunities exist for us to leverage our existing base of consumer banking customers to cross-sell our investment trust products. We intend to expand our investment trust management operations to take advantage of these opportunities, with a view to increasing our fee income and further diversifying our revenue base. We also intend to focus on the development of new products tailored to particular customer segments, including those that would be attractive to our private banking customers.

Trustee and Custodian Services Relating to Securities Investment Trusts

Through Woori Bank and Kyongnam Bank, we act as a trustee for approximately 70 securities investment trusts. We receive a fee for acting as a trustee and generally perform the following functions:

•	receiving payments made in respect of such securities;

•	executing trades in respect of such securities on behalf of the securities investment trust, based on instructions from the relevant securities investment trust management company; and

•	in certain cases, authenticating beneficiary certificates issued by the securities investment trust and handling settlements in respect of such beneficiary certificates.

For the year ended December 31, 2002, our fee income from our trustee services was (Won)10.2 billion.

Other Businesses

Merchant Banking

Prior to August 2003, we engaged in merchant banking operations through Woori Investment Bank. Effective August 1, 2003, we merged Woori Investment Bank into Woori Bank, which now engages in such operations. The merchant banking services we offer include principally the following:

•	Commercial paper discounting, which entails purchasing at a discount notes that are issued, endorsed or guaranteed by companies to supply them with short-term working capital;

•	Factoring financing, which entails purchasing at a discount trade receivables held by companies to supply them with capital;

•	Payment guarantees, which entails issuing guarantees in respect of notes, corporate bonds and other Won and foreign currency payment obligations in return for fees;

•	Lease financing, which entails mid- to long-term financing for equipment by purchasing this equipment on behalf of customers and then leasing it back to them;

•	Lending, which entails making medium- to long-term Won-denominated and foreign currency-denominated loans to customers; and

•	Underwriting of domestic and international securities, which entails underwriting stocks, corporate bonds, convertible bonds and bonds with warrants issued by customers.

As of December 31, 2002, on a Korean GAAP basis, total assets of Woori Investment Bank amounted to (Won)2,152 billion and its net losses in 2002 were (Won)11 billion. As of December 31, 2002, Woori Investment Bank’s capital adequacy ratio was 15.33% and net non-performing loan ratio was 1.51% on a Korean GAAP basis.

Through Woori Investment Bank, we have historically focused on short-term financing, lease financing and international financing and foreign currency exchange activities. Short-term financing was in particular main focus of the predecessor entities of Woori Investment Bank. However, these short-term financing activities caused many merchant banks (including the predecessor entities of Woori Investment Bank) to become insolvent during the Korean financial crisis. Since then, short-term financing volumes have declined greatly, with only commercial paper associated with large corporations circulating or discounted on the market.

The lease financing market has also steadily declined since the Korean financial crisis as companies have reduced their investments in facilities, although we believe that this market could improve if conditions in the Korean economy improve. The international financing and foreign exchange market also has not fully recovered since the Korean financial crisis. In particular, market conditions have not been favorable for foreign exchange borrowing due to low credit ratings for Korean companies and the availability of low-cost financing in the domestic market. In addition, we continue to experience difficulty in collecting loans from emerging market debtors, including in Southeast Asia, as they are still experiencing financial difficulties.

As a result, since 2001 we have been concentrating on improving the asset quality of our merchant banking operations by disposing of non-performing assets through asset sales to KAMCO and to special purpose companies formed in connection with our joint venture with Lehman Brothers. See “Item 4B. Business Overview—Assets and Liabilities—Non-Performing Loan Strategy.” We merged Woori Investment Bank into Woori Bank in August 2003 in order to reduce our costs and take advantage of potential synergies with Woori Bank’s corporate banking activities.

Management of National Housing Fund

In November 2002, we were selected to manage the operations of the National Housing Fund, together with two other financial institutions. The National Housing Fund provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small- and medium-sized housing. As of December 31, 2002, outstanding housing loans from the National Housing Fund amounted to (Won)41.1 trillion, of which we originated approximately (Won)2.3 trillion. The activities of the National Housing Fund are funded by loans from the Korean government, the issuance of national housing bonds, which must be purchased by persons and legal entities wishing to make real estate-related registrations and filings, subscription savings deposits held at the National Housing Fund and the sale of lottery tickets.

In return for managing the operations of the National Housing Fund we receive a monthly fee. This fee consists of a fund raising fee, a loan origination fee and a management fee. The fund raising fee is based on the number of National Housing Fund subscription savings deposit accounts opened and the number of National Housing Fund bonds issued or redeemed for the National Housing Fund during each month. The loan origination fee is based on the number of new National Housing Fund loans and the number of National Housing Fund mortgage loans to contractors constructing housing units that are assumed by the individual buyers of housing units during each month. The management fee is based on the number of outstanding accounts at the end of each month and the number of overdue loans owed to the National Housing Fund at the end of each month. In February 2003, the Korean government amended the fee structure. We believe that our management of the National Housing Fund will help us increase our fee income and diversify our revenue base.

Bancassurance

The term “bancassurance” refers to the marketing and sale by commercial banks of insurance products manufactured by them directly or by third-party insurance companies. We are currently developing a wide range of bancassurance products in connection with a recent revision to existing regulations that is intended to liberalize the bancassurance market in Korea. The revision allows us to offer insurance products from September 2003. We believe that we will be able to develop a new source of fee-based revenues by offering these products. We plan to form joint ventures and strategic partnerships with leading insurance companies whose names and reputation are more likely to be familiar to our customer base, to market their insurance products. As part of our business plan, we are currently in discussions with Samsung Life Insurance to establish a bancassurance joint venture company by the end of August 2003. We expect to have a majority ownership interest in any such joint venture.

Competition

We compete with other financial institutions in Korea, including principally nationwide and regional Korean commercial banks and branches of foreign banks operating in Korea. In addition, in particular segments such as credit cards, asset management and securities brokerage, our subsidiaries compete with specialized financial institutions focusing on such segments. Similarly, our planned bancassurance business will compete with existing insurance companies in Korea. Some of these specialized financial institutions are significantly larger in terms of asset size and customer base and have greater financial resources than our subsidiaries.

Competition in the Korean financial market has been and is likely to remain intense. In particular, in the area of our core banking operations, most Korean banks have indicated their intention to target retail customers and small- and medium-sized enterprises as they scale back their exposure to large corporate borrowers. Similarly, in the area of credit cards, Korean banks and credit card companies have been engaging in aggressive marketing activities and making significant investments. In addition, we believe regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. See “Item 3D. Risk Factors—Risks relating to competition.”

Assets and Liabilities

The tables below and accompanying discussions provide selected financial highlights regarding our assets and liabilities on a consolidated basis.

Loan Portfolio

As of December 31, 2002, the balance of our total loan portfolio was (Won)80,226 billion, a 31.1% increase from (Won)61,192 billion as of December 31, 2001. This increase was primarily due to increases in consumer loans, particularly credit card balances and general household loans, and corporate loans, particularly loans to small- and medium-sized enterprises.

As of December 31, 2002, 86.3% of our total loans were Won-denominated loans and 13.7% of our total loans were denominated in other currencies. Of the (Won)11,027 billion of foreign currency-denominated loans as of that date, approximately 18.0% represented “foreign” loans provided by Woori Bank to offshore entities and individuals. Woori Bank makes foreign loans primarily through its overseas branches to affiliates of large Korean manufacturing companies for trade financing and working capital.

Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses.

Loan Types

The following table presents loans by type for the periods indicated. Totals include past due amounts.

	As of December 31,
	1998		1999		2000		2001		2002
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	17,580	(Won)	18,553	(Won)	24,832	(Won)	25,363	(Won)	33,717
Lease financing		—		—		931		630		310
Trade financing		766		5,771		7,956		6,048		6,562
Other commercial		6,614		7,210		9,564		5,812		5,466

Total corporate		24,960		31,534		43,283		37,853		46,055
Consumer
General purpose household		2,941		5,095		8,601		14,026		23,315
Mortgage and home equity		254		358		1,180		1,147		2,451

Total consumer		3,195		5,453		9,781		15,173		25,766
Credit cards		—		1,160		3,593		5,292		6,418

Total domestic		28,155		38,147		56,657		58,318		78,239
Foreign
Corporate
Commercial and industrial		5,877		4,016		3,325		1,821		1,811
Trade financing		9		168		54		976		96

Total corporate		5,886		4,184		3,379		2,797		1,907
Consumer		—		—		50		77		80

Total foreign		5,886		4,184		3,429		2,874		1,987

Total gross loans (1)		34,041		42,331		60,086		61,192		80,226
Unearned income		—		—		134		96		40

Total loans	(Won)	34,041	(Won)	42,331	(Won)	59,952	(Won)	61,096	(Won)	80,186

(1)	Includes unearned income from leasing loans sold by Woori Investment Bank. See Note 12 of the notes to our consolidated financial statements.

Loan Concentrations

Each of our banking subsidiaries limits its total exposure to any single borrower as required by Korean regulations and pursuant to its internal policies. Woori Bank determines this limit based on the borrower’s credit rating provided by the bank’s HAVICS system. Woori Bank may adjust this limit if it would otherwise exceed the limit imposed by Korean regulations. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Stockholder.” Kyongnam Bank limits total exposure to any single borrower or chaebol to 10% of the sum of its Tier I and Tier II capital (less any capital deductions). Kwangju Bank limits its total exposure to 10% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single borrower and 15% of the sum of its Tier I and Tier II capital (less any capital deductions) in the case of any single chaebol.

20 Largest Exposures by Borrower

As of December 31, 2002, our exposures to our 20 largest borrowers totaled (Won)16,479 billion and accounted for 16.0% of our total exposures. The following table sets forth our total exposures to those borrowers as of that date.

Company (S&P/Moody’s credit ratings) (2)	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts classified as substandard or below (1)
	Won currency		Foreign currency
	(in billions of Won)
Korea Deposit Insurance Corporation (A-/A3)	(Won)	555		—		—	(Won)	8,496		—		—	(Won)	9,051		—		—
Incheon International Airport Corporation (A-/A3)		473		—		—		241		—		—		714		—		—
The Korea Development Bank (A-/A3)		3		—		—		626		—		—		629		—		—
Samsung Electronics (A-/A3)		10	(Won)	550	(Won)	2		8	(Won)	31		—		601		—		—
Hynix Semiconductor (B) (3)		348		96		77		4		21	(Won)	12		546	(Won)	135	(Won)	339
Kookmin Bank (BBB+/A3)		23		3		—		453		—		—		479		—		—
Kabool Ltd. (C) (3)		96		43		299		5		—		—		443		56		144
LG International Corp. (A-) (3)		—		341		—		—		86		—		427		1		—
Hyosung Corporation (A-) (3)		207		114		—		—		65		—		386		88		—
LG Electronics (AA-) (3)		1		111		—		6		236		—		354		—		—
Hyundai Merchant Marine (4)		55		288		—		2		—		—		345		21		—
Korea Land Corporation (AAA) (3)		—		—		—		333		—		—		333		—		—
SK Global (A) (3)(5)		—		225		—		6		85		—		316		2		—
Shinhan Bank (BBB/Baa1)		42		—		—		263		—		—		305		—		—
Industrial Bank of Korea (BBB+/A3)		149		—		—		154		—		—		303		—		—
Daewoo International Corporation (4)		—		101		—		2		155		—		258		—		—
Hankook Tire (A) (3)		34		140		—		—		80		—		254		—		—
Korean Airlines (BBB+) (3)		42		165		—		2		43		—		252		10		—
Kia Motors (BB+/Ba2)		31		202		2		9		—		—		244		—		—
Hyundai Corporation (4)		—		186		—		—		53		—		239		—		—

Total	(Won)	2,069	(Won)	2,565	(Won)	380	(Won)	10,610	(Won)	855	(Won)	12	(Won)	16,479	(Won)	313	(Won)	483

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	As of December 31, 2002.
(3)	Credit ratings from domestic credit rating agencies in Korea, as S&P and Moody’s credit ratings were unavailable.
(4)	Credit ratings unavailable.
(5)	In connection with the audit of our Korean GAAP financial statements for 2002, we classified the asset quality of our exposure to SK Global as of December 31, 2002 as normal, based on the Financial Supervisory Commission’s asset classification criteria. This determination was made before SK Global’s accounting irregularities were discovered. However, as the audit of our U.S. GAAP financial statements was completed after that discovery, our U.S. GAAP financial statements for 2002 reflect subsequent events relating to those irregularities. We accordingly established an allowance as of December 31, 2002 of (Won)155 billion in our U.S. GAAP financial statements against our loans and guarantees to SK Global.

As of December 31, 2002, ten of these top 20 borrowers were companies belonging to the 30 largest chaebols in Korea. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.”

As of December 31, 2002, we had total exposures of (Won)546 billion to Hynix Semiconductor, of which W339 billion were classified as substandard or below. Beginning during the Asian financial crisis, Hynix Semiconductor has experienced significant financial difficulties. In connection with these difficulties, Hynix Semiconductor has been subject to workout and corporate restructuring procedures, under which its creditor financial institutions have provided it with significant financial assistance, including in the form of additional loans, extensions of maturities of various outstanding payment obligations, debt-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. Most recently, in November 2002, Hyundai Display Technology, Inc., a subsidiary of Hynix Semiconductor, sold its TFT-LCD business to Beijing Orient Electronics Group for US$380 million. In connection with this sale, Hynix Semiconductor’s creditor banks extended US$188 million in loans, including US$30 million from our subsidiaries, to Beijing Orient Electronics Group. These transactions were completed in February 2003. In addition, in December 2002, Hynix Semiconductor’s creditor banks approved a restructuring plan that includes a 21:1 reverse stock split followed by a (Won)1.9 trillion debt-for-equity swap and a rollover to the end of 2006 of (Won)3.0 trillion of Hynix Semiconductor’s debt. This plan was approved by Hynix Semiconductor’s board of directors in January 2003 and was subsequently approved at the general meeting of stockholders in March 2003. As of December 31, 2002, our allowance against our loans and guarantees to Hynix Semiconductor was (Won)338 billion, or 72.7% of the aggregate principal amount of our loans and guarantees to Hynix Semiconductor. As of June 30, 2003, Hynix Semiconductor’s domestic credit rating was “C,” a downgrade from its rating as of December 31, 2002, which was “B.”

As of June 30, 2003, we downgraded the asset classification of our credit exposures to Hyundai Corporation from precautionary to substandard due to an increase in its capital deficit. As of June 30, 2003, our total exposure to Hyundai Corporation was (Won)171 billion, compared to (Won)239 billion as of December 31, 2002. As of June 30, 2003, we had established allowances of (Won)63 billion against our outstanding exposure to Hyundai Corporation, compared to (Won)24 billion as of December 31, 2002.

As of December 31, 2002, we had total exposures of (Won)316 billion to SK Global, all of which were classified as normal under the Financial Supervisory Commission’s asset classification guidelines. In March 2003, the principal creditor banks of SK Global, a member company of the SK Group, commenced corporate restructuring procedures against SK Global after the company publicly announced that its financial statements understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korea commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.” As of December 31, 2002, our allowance against our loans and guarantees to SK Global was (Won)155 billion, or 50.0% of the aggregate principal amount of our loans and guarantees to SK Global, reflecting the subsequent discovery of accounting irregularities in 2003. As of June 30, 2003, our outstanding exposure to SK Global amounted to (Won)311 billion, of which (Won)307 billion was classified as substandard and the remainder as normal. As of that date, we had established allowances of (Won)185 billion against our outstanding exposure. As of June 30, 2003, SK Global’s domestic credit rating was downgraded from “A” to “CCC”, and we downgraded the asset classification of our credit exposures to SK Global from normal to substandard.

Exposure to Chaebols

As of December 31, 2002, 8.9% of our total exposure was to the thirty largest chaebols in Korea. The following table shows, as of December 31, 2002, our total exposures to the ten chaebol groups to which we have the largest exposure.

	Loans				Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amount classified as precautionary or below (1)	Amounts classified as substandard or below (1)
Chaebol	Won currency		Foreign currency
	(in billions of Won)
Samsung	(Won)	108	(Won)	758	(Won)	158	(Won)	239	(Won)	285		—	(Won)	1,548	(Won)	81	4		—
LG		146		517		2		134		560	(Won)	12		1,359		90	4		—
Hyundai Motors		53		357		3		174		177		—		764		30	61		—
SK		59		369		—		60		168		—		656		33	—		—
Hanjin		161		405		1		2		49		—		618		55	—		—
Hyundai		57		485		—		2		56		—		600		33	504		—
Hyosung		219		148		—		1		78		—		446		114	—		—
Hanhwa		208		137		—		20		53		—		418		80	—		—
Kumho		170		188		—		—		55		—		413		91	40		—
Hankook Tire		45		194		—		—		82		—		321		6	—		—

Total	(Won)	1,226	(Won)	3,558	(Won)	164	(Won)	632	(Won)	1,563	(Won)	12	(Won)	7,143	(Won)	613	613	(Won)	—

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.

We have significant exposure to several former Hyundai Group companies, former Daewoo Group companies, SK Group companies and Ssangyong Group companies, a number of which have been experiencing financial difficulties. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio—We have exposure to the largest Korean commercial conglomerates, known as “chaebols,” and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us” and “—Loan Portfolio—Loan Types—20 Largest Exposures by Borrowers.”

Loan Concentration by Industry

The following table shows, as of December 31, 2002, the aggregate balance of our domestic and foreign corporate loans by industry concentration as a percentage of total lending.

Industry	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Manufacturing	(Won)	17,938	22.4%
Construction		3,691	4.6
Financial and insurance		1,183	1.5
Retail and wholesale		7,086	8.8
Hotel, leisure or transportation		4,288	5.3
Government and government agencies		112	0.1
Other		13,624	17.0

Total	(Won)	47,922	59.7%

Loan Concentration by Size of Loans

The following table shows, as of December 31, 2002, the aggregate balances of our loans by outstanding loan amount.

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Corporate
Commercial and industrial loans
Up to (Won)100 million	(Won)	3,091	3.9%
Over (Won)100 million to (Won)1 billion		14,080	17.5
Over (Won)1 billion to (Won)10 billion		9,522	11.8
Over (Won)10 billion to (Won)50 billion		3,006	3.8
Over (Won)50 billion to (Won)100 billion		1,458	1.8
Over (Won)100 billion		2,560	3.2

Sub-total		33,717	42.0
Lease financing loans
Up to (Won)100 million		—	—
Over (Won)100 million to (Won)1 billion		34	—
Over (Won)1 billion to (Won)10 billion		175	0.2
Over (Won)10 billion to (Won)50 billion		61	0.1
Over (Won)50 billion		—	—

Sub-total		270	0.3
Trade financing loans
Up to (Won)100 million		128	0.2
Over (Won)100 million to (Won)1 billion		803	0.9
Over (Won)1 billion to (Won)10 billion		1,445	1.8
Over (Won)10 billion to (Won)50 billion		1,419	1.8
Over (Won)50 billion to (Won)100 billion		778	1.0
Over (Won)100 billion		1,989	2.5

Sub-total		6,562	8.2
Other commercial loans
Up to (Won)100 million		672	0.8
Over (Won)100 million to (Won)1 billion		2,074	2.6
Over (Won)1 billion to (Won)10 billion		1,187	1.5
Over (Won)10 billion to (Won)50 billion		817	1.0
Over (Won)50 billion to (Won)100 billion		508	0.6
Over (Won)100 billion		208	0.3

Sub-total		5,466	6.8
Foreign commercial and industrial loans
Up to (Won)100 million		25	—
Over (Won)100 million to (Won)1 billion		251	0.3
Over (Won)1 billion to (Won)10 billion		664	0.9
Over (Won)10 billion to (Won)50 billion		754	0.9
Over (Won)50 billion to (Won)100 billion		117	0.2
Over (Won)100 billion		—	—

Sub-total		1,811	2.3

	Aggregate loan balance		Percentage of total loan balance
	(in billions of Won)
Foreign trade financing loans
Up to (Won)100 million	(Won)	37	0.1%
Over (Won)100 million to (Won)1 billion		19	—
Over (Won)1 billion to (Won)10 billion		26	—
Over (Won)10 billion to (Won)50 billion		14	—

Sub-total		96	0.1

Consumer
General purpose household loans
Up to (Won)10 million		3,583	4.5
Over (Won)10 million to (Won)50 million		6,280	7.8
Over (Won)50 million to (Won)100 million		4,606	5.7
Over (Won)100 million to (Won)500 million		6,925	8.6
Over (Won)500 million to (Won)1 billion		1,491	1.9
Over (Won)1 billion to (Won)5 billion		345	0.4
Over (Won)5 billion to (Won)10 billion		55	0.1
Over (Won)10 billion to (Won)50 billion		30	0.1
Over (Won)50 billion		—	—

Sub-total		23,315	29.1
Mortgage and home equity loans
Up to (Won)10 million		43	0.1
Over (Won)10 million to (Won)50 million		956	1.2
Over (Won)50 million to (Won)100 million		1,071	1.3
Over (Won)100 million to (Won)500 million		375	0.5
Over (Won)500 million to (Won)1 billion		6	—
Over (Won)1 billion		—	—

Sub-total		2,451	3.1
Credit cards
Up to (Won)10 million		6,409	8.0
Over (Won)10 million to (Won)50 million		8	—
Over (Won)50 million to (Won)100 million		1	—
Over (Won)100 million		—	—

Sub-total		6,418	8.0
Foreign consumer loans
Up to (Won)10 million		1	—
Over (Won)10 million to (Won)50 million		2	—
Over (Won)50 million to (Won)100 million		2	—
Over (Won)100 million to (Won)500 million		54	0.1
Over (Won)500 million to (Won)1 billion		14	—
Over (Won)1 billion to (Won)5 billion		7	—
Over (Won)5 billion		—	—

Sub-total		80	0.1

Total	(Won)	80,186	100.0%

Maturity Analysis

The following table sets out, as of December 31, 2002, the scheduled maturities (time remaining until maturity) of our loan portfolio. The amounts disclosed are before deduction of allowance for loan losses.

A significant portion of our loans with maturities of one year are renewed annually. We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Under our internal guidelines, we may extend working capital loans on an annual basis for an aggregate term of three years. Those guidelines also allow us to extend consumer loans for another term on an annual basis for an aggregate term of up to three years.

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	24,153	(Won)	6,814	(Won)	2,750	(Won)	33,717
Lease financing		99		162		9		270
Trade financing		6,510		38		14		6,562
Other commercial		4,237		606		623		5,466

Total corporate		34,999		7,620		3,396		46,015
Consumer
General purpose household		10,266		12,948		101		23,315
Mortgage and home equity		354		1,816		281		2,451
Credit cards		6,403		15		—		6,418

Total consumer		17,023		14,779		382		32,184

Total domestic		52,022		22,399		3,778		78,199
Foreign
Corporate
Commercial and industrial		1,206		254		351		1,811
Lease financing		—		—		—		—
Trade financing		96		—		—		96
Other commercial		—		—		—		—

Total corporate		1,302		254		351		1,907
Consumer		4		5		71		80

Total foreign		1,306		259		422		1,987

Total loans	(Won)	53,328	(Won)	22,658	(Won)	4,200	(Won)	80,186

Interest Rate Type

The following table shows, as of December 31, 2002, the total amount of our loans that have fixed interest rates and variable or adjustable interest rates.

	(in billions of Won)
Fixed rate (1)	(Won)	18,511
Variable or adjustable rates (2)		61,675

Total loans	(Won)	80,186

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Asset and Liability Management.”

Asset Quality of Loans

Loan Classifications

The Financial Supervisory Commission generally requires Korean financial institutions to analyze and classify their assets by quality into one of five categories for Korean GAAP reporting purposes. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, and the value of any collateral or guarantee taken as security for the extension of credit. This classification method, and our related provisioning policy, is intended to fully reflect the borrower’s capacity to repay.

The following is a summary of the asset classification criteria we apply for corporate and consumer loans, based on the asset classification guidelines of the Financial Supervisory Commission. Credit card receivables are subject to classification based on the number of days past due, as required by the Financial Supervisory Commission. We also apply different criteria for other types of credits such as loans to the Korean government or to government-related or controlled entities, certain bills of exchange and certain receivables.

Asset Classification	Characteristics
Normal	Credits to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the credits.

Precautionary

Credits to customers that:

•      based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the credits, although showing no immediate default risk; or

•      are in arrears for one month or more but less than three months.

Substandard

Either:

•      credits to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

•      the portion that we expect to collect of total loans (1) extended to customers that have been in arrears for three months or more, (2) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings, or closure of their businesses, or (3) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Doubtful

Credits exceeding the amount we expect to collect of total credits to customers that:

•      based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

•      have been in arrears for three months or more but less than twelve months.

Estimated Loss

Credits exceeding the amount we expect to collect of total credits to customers that:

•      based on our consideration of their business, financial position and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;

•      have been in arrears for twelve months or more; or

•      have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

Loan Loss Provisioning Policy

We maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio. We base our allowance for loan losses on our continuing review and evaluation of the loan portfolio, and it represents our best estimate of probable losses that we have incurred as of the balance sheet date. We evaluate the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower to determine the level of the allowance. We charge the allowance for loan losses against income in the form of a provision for loan losses. Adjustments to the allowance due to changes in measurement of impaired loans are recognized through the provision for loan losses. Loan losses, net of recoveries, are charged directly to the allowance.

We consider a commercial loan impaired when, after consideration of current information and events, it is probable that we will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. We consider the following types of loans to be impaired:

•	loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	loans that are 30 days or more past due;

•	loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	loans that are “troubled debt restructurings” as defined under U.S. GAAP.

Once we have identified a loan as impaired, we measure the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the measured value is less than the book value of the loan, we establish a specific allowance for the amount deemed uncollectible. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, we consider the fair value of the collateral or the guarantee payment in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral dependent, we determine the amount of impairment by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that are considered impaired, we determine the fair value by reference to observable market prices, when available.

We also establish allowances for losses for corporate loans that have not been individually identified as impaired, consumer loans and credit card balances. These allowances are based on the level of our expected loss, which is the product of default probability and loss severity. We establish the expected loss related to corporate loans that we do not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. We establish the expected loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral.

In connection with the restructuring of delinquent credit card balances into loans, we do not make any adjustments to our historical loss experience as we incorporate historical loss experience based on the initial date on which the balances became overdue. We separately calculate historical loss experience for both the period from the time when the balances became overdue up to the date when the balances are restructured and after the balances have been restructured as loans.

For leases, we establish allowances using the same method we use to establish allowances for losses for corporate loans.

For guarantees, we establish allowances using the same method we use to establish allowances for our loans.

The actual amount of credit losses we incur may differ from our loss estimates as a result of changing economic conditions, changes in industry or geographic concentrations, or other factors. We monitor the differences between our estimated and actual incurred credit losses, and we undertake detailed periodic assessments of both individual loans and credit portfolios, the models we use to estimate incurred credit losses in those portfolios and the adequacy of our overall allowances.

Non-Accrual Loans and Past Due Accruing Loans

Except as discussed below, we generally cease to accrue interest on a loan and classify that loan as “non-accruing” when principal or interest payments become one day past due. Any unpaid interest previously accrued on these loans is reversed from income, and thereafter we recognize interest only to the extent we receive payments. In applying payments on delinquent loans, we first apply payments to the delinquent interest outstanding, then to non-delinquent interest, and then to the outstanding loan balance until the loan is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

Foregone interest is the interest due on non-accrual loans that we have not accrued in our books. If we had not foregone interest of our non-accrual loans, we would have recorded gross interest income of (Won)471 billion, (Won)646 billion and (Won)582 billion for 2000, 2001 and 2002, respectively, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year. The actual amount of interest income on those loans included in our net income for 2000, 2001 and 2002 was (Won)165 billion, (Won)343 billion and (Won)197 billion, respectively.

The category “accruing but past due one day” includes loans that are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions. The following table shows, as of the dates indicated, certain information relating to our non-accrual and past due loans.

	As of December 31,
	2000						2001						2002
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,727	(Won)	123	(Won)	2,850	(Won)	3,086	(Won)	80	(Won)	3,166	(Won)	1,889	(Won)	91	(Won)	1,990
Consumer		485		—		485		624		—		624		2,506		—		2,506

Sub-total		3,212		123		3,335		3,710		80		3,790		4,405		91		4,496
Accruing loans which are contractually past due one day or more as to principal or interest (1)
Corporate		436		—		436		271		—		271		270		1		271
Consumer		25		—		25		36		—		36		36		—		36

Sub-total	(Won)	461		—	(Won)	461	(Won)	307		—	(Won)	307	(Won)	306	(Won)	1	(Won)	307

Total	(Won)	3,673	(Won)	123	(Won)	3,796	(Won)	4,017	(Won)	80	(Won)	4,097	(Won)	4,711	(Won)	92	(Won)	4,803

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)251 billion, (Won)265 billion and (Won)250 billion as of December 31, 2000, 2001 and 2002, respectively.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated. In line with industry practice, we have restructured a portion of our delinquent credit card balances as loans commencing in 2002.

	Normal				1-3 months				3-6 months				More than 6 months				Total
As of December 31,	Amount			%	Amount past due			%	Amount past due			%	Amount past due			%	Amount			%
	(in billions of Won)
2000	(Won)	57,155		95.3	(Won)	713		1.2	(Won)	303		0.5	(Won)	1,781		3.0	(Won)	59,952		100.0%
2001		57,977		94.9		336		0.5		177		0.3		2,606		4.3		61,096		100.0%
2002		77,676	(1)	96.9		684	(2)	0.8		421	(3)	0.5		1,405	(4)	1.8		80,186	(5)	100.0%

(1)	Includes (Won)260 billion of previously delinquent credit card balances restructured into loans.
(2)	Includes (Won)9 billion of previously delinquent credit card balances restructured into loans that have once again become past due.
(3)	Includes (Won)4 billion of previously delinquent credit card balances restructured into loans that have once again become past due.
(4)	Includes (Won)2 billion of previously delinquent credit card balances restructured into loans that have once again become past due.
(5)	Includes (Won)275 billion of previously delinquent credit card balances restructured into loans, of which (Won)15 billion have once again become past due.

Credit Exposures to Companies in Workout, Restructuring, Corporate Reorganization or Composition

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. Between 1998 and 2001, we joined with other financial institutions in Korea in establishing and implementing voluntary workout procedures. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and will expire on December 31, 2005. The Corporate Restructuring Promotion Act replaced the previously established workout procedures. The Act applies to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the KDIC and KAMCO. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower must participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalizes the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan is also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution fail to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts will be set up to resolve the matter. These procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

Korean law also provides for corporate reorganization proceedings and composition proceedings, both of which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. That restructuring plan is subject to court approval. Corporate reorganization and composition proceedings differ in two principal ways. First, in a corporate reorganization, the court appoints a receiver who has the power, subject to court supervision, to conduct all of the company’s business and manage all of the company’s property and assets. In composition, however, the company’s existing management continues to manage the company and negotiate on its behalf with its major creditors to solve what will generally be interpreted as a temporary insolvency problem. Second, in corporate reorganization, any creditor whose claim against the company arose before the corporate reorganization proceeding began, whether secured or unsecured, may only enforce those claims in the manner and to the extent provided for in the reorganization plan. If a creditor intends to participate in a reorganization plan, it must file its claim with the court within a period fixed by the court. In composition, however, secured creditors are not subject to the composition plan, and are entitled to foreclose on their collateral outside the scope of the composition proceeding. To the extent that a secured creditor has any uncollected deficiency after it forecloses on its collateral, it may then participate in the composition proceeding as an unsecured creditor with respect to that balance.

The procedural and substantive aspects of Korean corporate reorganization and composition proceedings differ significantly from comparable proceedings in the United States. Examples of these differences include the following:

•	Korean corporate reorganization proceedings can only be initiated by a petition from the company, creditors with claims equal to one-tenth of the company’s paid-in capital or a shareholder owning at least 10% of a company’s outstanding share capital, while Korean composition proceedings can only be initiated by a petition from the company. U.S. bankruptcy proceedings can be initiated by the company or by a petition by three or more creditors (where the debtor has more than 5 creditors) holding claims that are not contingent as to liability or the subject of a bona fide dispute, whose unsecured claims amount to at least US$11,625 in the aggregate.

•	Unlike the U.S., where insolvency proceedings begin automatically upon the filing of a petition, in Korea, a court must approve an application for reorganization or composition before the proceeding may commence. During the period in which an application for Korean reorganization or composition proceeding is pending, the debtor can continue to dispose of its assets or incur additional liabilities until the court acts to freeze its assets and liabilities through a preservation order. Once the court approves commencement of a proceeding, assets and liabilities are frozen, although in a composition proceeding secured creditors may continue to seek satisfaction outside the proceeding. Filing of a bankruptcy proceeding in the United States triggers an automatic stay that generally prevents any creditor from taking steps to collect pre-bankruptcy debts, including foreclosure on security by secured creditors.

•	Under Korean reorganization proceedings, the court will appoint a receiver to manage the company, while Korean composition proceedings permit existing management to continue to operate the company with a receiver being appointed to advise the company and represent the court’s interests. While a trustee is appointed in U.S. liquidation proceedings, U.S. bankruptcy reorganization proceedings generally allow management to remain in control as the “debtor in possession,” but require court approval of any transactions outside the ordinary course of business.

•	As a practical matter, a Korean receiver appointed in connection with a reorganization proceeding will usually draft the reorganization plan. Under a composition plan, submitting such a plan is the responsibility of the company. Under U.S. bankruptcy law, the debtor is generally the only party that may file a reorganization plan for the first 120 days following the filing of the bankruptcy petition, after which time any party that has a “substantial stake” in the outcome may file a plan, unless the bankruptcy court extends the debtor’s exclusive period for proposing a plan.

•	Approval of a Korean reorganization plan must be affirmed by unsecured creditors holding claims totaling not less than two-thirds of the total number of such claims that have voting rights and secured creditors holding reorganization claims totaling not less than three-quarters of such claims that have voting rights, while a composition plan must be approved by the affirmative vote of both (a) a simple majority of all creditors that attend the creditors’ meeting and (b) creditors who hold three-fourths or more of the total monetary value of filed claims. Under U.S. bankruptcy law, only creditors whose rights are impaired or altered will have the right to vote on a plan. Voting occurs by class of similarly situated creditors, and must be approved by creditors holding a majority in number and two-thirds in amount of the allowed claims of each class that have voted on the plan. A U.S. bankruptcy court has the ability to force non-consenting creditor classes to accept a plan in certain circumstances. In both Korea and the United States, once a plan has been approved, it must be authorized by a court and the requisite creditors.

A portion of our loans to and debt securities of corporate customers are currently in workout or restructuring. As of December 31, 2002, (Won)3,325 billion or 3.2% of our total loans and debt securities were in workout or restructuring. This included (Won)2,407 billion of loans to and debt securities of large corporate borrowers and (Won)918 billion of loans to and debt securities of small- and medium-sized enterprises, which represented 72.4% and 27.6% of our loans to and debt securities of such customers and 2.3% and 0.9% of our total loans and debt securities, respectively. Currently, a specialized unit in each of our banking subsidiaries manages their workout or restructured loans. At Woori Bank, for example, the work-out department manages its workout and restructured loans. Upon approval of a workout or restructuring plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or restructuring, corporate reorganization or composition, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The following table shows, as of December 31, 2002, our ten largest exposures that were in workout or restructuring, including composition or court receivership.

Company (domestic credit rating) (2)	Won currency		Foreign currency		Equity securities		Debt securities		Guarantees and acceptances		Credit derivatives		Total exposures		Collateral		Amounts classified as substandard or below (1)		Amounts written off in debt restructuring
	(in billions of Won)
Hynix Semiconductor (B)	(Won)	348	(Won)	96	(Won)	77	(Won)	4	(Won)	21	(Won)	12	(Won)	546	(Won)	135	(Won)	339	(Won)	600
Kabool Ltd. (C)		96		43		299		5		—		—		443		56		144		362
Daewoo International Corporation (3)		—		101		—		2		155		—		258		—		—		2
Hyundai Petrochemical Co., Ltd. (BB-)		89		133		—		—		—		—		222		23		113		—
Daewoo Motor (3)		165		24		4		12		1		—		206		—		—		391
Hyundai Engineering & Construction Co., Ltd. (A)		4		—		123		—		63		—		190		—		18		47
Korea Development Leasing Corporation (BBB)		13		137		29		8		—		—		187		—		—		—
Daewoo Electronics Corp. (3)		129		5		—		1		35		—		170		30		—		3
Samick Construction (3)		168		—		—		—		—		—		168		15		168		—
Jinro Ltd. (3)		161		—		—		—		—		—		161		78		—		—

Total	(Won)	1,173	(Won)	539	(Won)	532	(Won)	32	(Won)	275	(Won)	12	(Won)	2,551	(Won)	337	(Won)	782	(Won)	1,405

(1)	Classification is based on the Financial Supervisory Commission’s asset classification criteria.
(2)	Credit rating as of December 31, 2002, from one of the following Korean credit agencies: Korea Investors Service Inc., National Information & Credit Evaluation, Inc., or Korea Ratings.
(3)	Credit rating unavailable.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2000					2001					2002
	Domestic		Foreign	Total		Domestic		Foreign	Total		Domestic		Foreign		Total
	(in billions of Won)
Loans not included in “non-accrual and past due loans” which are classified as “troubled debt restructurings”	(Won)	3,816	—	(Won)	3,816	(Won)	3,476	—	(Won)	3,476	(Won)	1,286	(Won)	2	(Won)	1,288

For 2002, interest income that we would have recorded under the original contract terms of restructured loans amounted to (Won)135 billion, of which we reflected (Won)68 billion as interest income for 2002.

Potential Problem Loans

As of December 31, 2002, we had (Won)2,712 billion of loans that were current as to payment of principal and interest but where we had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. These amounts were classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP. Potential problem loans are precautionary loans that we determine, through our internal loan review process, require close management and increased provisioning due to the borrower’s financial condition, our forecast for the industry in which it operates or as a result of other developments relating to its business.

Other Problematic Interest Earning Assets

We have received certain other interest earning assets in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with an amortized cost of (Won)493 billion and a market value of (Won)509 billion on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria. See “—Loan Classifications” above. The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Total non-performing loans	(Won)	9,664	(Won)	6,015	(Won)	3,576	(1)
As a percentage of total loans		16.1%		9.8%		4.5%

(1)	Excludes (Won)269 billion of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.

The above amounts do not include loans classified as substandard or below that we or any of our predecessor entities sold to KAMCO or to special purpose companies established in connection with our joint venture with Lehman Brothers. See “—Sales of Substandard or Below Loans.”

We have also issued securities backed by non-performing loans and other assets. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings. See “—Funding—Secured Borrowings.”

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower.

	As of December 31,
	2000			2001			2002
	Amount		%	Amount		%	Amount		%
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	5,422	56.1%	(Won)	3,226	53.6%	(Won)	1,768	49.5%
Lease financing		389	4.0		288	4.8		—	—
Trade financing		686	7.1		648	10.8		463	12.9
Other commercial		2,555	26.4		1,334	22.2		751	21.0

Total corporate		9,052	93.6		5,496	91.4		2,982	83.4
Consumer
General purpose household		103	1.1		134	2.2		145	4.0
Mortgage and home equity		3	—		3	—		10	0.3

Total consumer		106	1.1		137	2.2		155	4.3
Credit cards		85	0.9		191	3.2		302	8.5

Total domestic		9,243	95.6		5,824	96.8		3,439	96.2
Foreign
Corporate
Commercial and industrial		421	4.4		191	3.2		135	3.8
Lease financing		—	—		—	—		—	—
Trade financing		—	—		—	—		2	—
Other commercial		—	—		—	—		—	—

Total corporate		421	4.4		191	3.2		137	3.8
Consumer		—	—		—	—		—	—

Total foreign		421	4.4		191	3.2		137	3.8

Total non-performing loans	(Won)	9,664	100.0%	(Won)	6,015	100.0%	(Won)	3,576	100.0%

Top 20 Non-Performing Loans

As of December 31, 2002, our 20 largest non-performing loans accounted for 54% of our total non-performing loan portfolio. The following table shows, as of that date, certain information regarding those loans.

	Gross principal outstanding		Allowance for loan losses		Collateral		Industry
	(in billions of Won)
Borrower A	(Won)	360	(Won)	338	(Won)	135	Manufacturing
Borrower B		175		62		23	Manufacturing
Borrower C		168		158		15	Construction
Borrower D		161		99		78	Manufacturing
Borrower E		150		25		—	Financial and insurance
Borrower F		139		103		56	Manufacturing
Borrower G		129		30		30	Manufacturing
Borrower H		72		53		22	Retail and wholesale
Borrower I		67		42		—	Retail and wholesale
Borrower J		63		36		—	Manufacturing
Borrower K		62		26		4	Manufacturing
Borrower L		61		54		14	Other
Borrower M		58		19		—	Financial and insurance
Borrower N		57		12		—	Manufacturing
Borrower O		56		14		56	Manufacturing
Borrower P		35		33		—	Manufacturing
Borrower Q		32		33		3	Manufacturing
Borrower R		32		31		18	Manufacturing
Borrower S		29		15		4	Manufacturing
Borrower T		28		1		—	Manufacturing

Total	(Won)	1,934	(Won)	1,184	(Won)	458

Non-Performing Loan Strategy

One of our goals is to improve our asset quality, in part by reducing our non-performing loans. We are in the process of integrating our credit risk management systems, which we believe will reduce our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our subsidiaries from extending new loans to high-risk borrowers as determined by their credit rating. Our credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of our subsidiaries, which then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the work-out department generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. We believe that by centralizing the management of our non-performing loans within each subsidiary, we can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that we will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash-flow situation of the borrower.

Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include the following:

•	commencing collection proceedings;

•	commencing legal actions to seize collateral;

•	writing off these amounts, transferring them to specific subsidiaries in charge of collections and authorizing those subsidiaries to recover what they can with respect to these amounts or to sell these loans to third parties; and

•	with respect to large corporations, commencing or participating in voluntary workouts or restructurings mandated by Korean courts.

In addition to making efforts to collect on our non-performing loans, we also undertake measures to reduce the overall level of our non-performing loans. These measures include:

•	selling our non-performing loans to special purpose companies established in connection with our joint venture with Lehman Brothers; and

•	selling our non-performing loans to third parties, including KAMCO.

See “—Sales of Substandard or Below Loans.” We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized as such under U.S. GAAP.

Foreclosure and Collateral

We generally foreclose on mortgages or exercise our security interests in respect of other collateral if a collateralized obligation becomes overdue for more than three months. At that time, we will petition a court to foreclose on collateral and to sell that collateral through a court-supervised auction. Under Korean law, that petition must be filed with a court that has jurisdiction over the mortgaged property, and must be filed together with a copy of the mortgage agreement and an extract of the court registry regarding the subject property. The court will then issue an order to commence the foreclosure auction, which will be registered in the court registry of the subject property. If no bidder bids at least the minimum amount set by the court on the first auction date, the court will set another date for a subsequent auction approximately one month later. Each time a new auction date is set, the minimum auction price will be lowered by approximately 20%. Unlike laws relating to foreclosure in the United States, Korean law does not provide for non-judicial foreclosure. During 2000, 2001 and 2002, we foreclosed on collateral we obtained with respect to loan balances representing approximately 1% of our average interest bearing loan balances in each of those years. We believe, based on our general understanding of the U.S. banking industry, that we generally foreclose on collateral somewhat less frequently than similarly situated U.S. banks.

In Korea, there is no legal requirement for financial institutions to maintain a particular loan-to-value ratio. Accordingly, in line with Korean market practice, we do not have an internal policy that requires us to maintain a particular loan-to-value ratio when extending loans to our customers. Korean financial institutions, including us, maintain general policies to assess a potential customer’s eligibility for loans based on that entity’s credit quality, rather than requiring a particular level of collateral, especially in the case of large corporate borrowers. As a result, the ratio of our collateral to non-performing corporate loans is relatively low when compared with our total exposures. For secured consumer loans, however, we generally impose limits on loan amounts based on the collateral we receive. See “—Consumer Banking—Lending Activities.”

We reflect this collateral level when we estimate the future cash flow for our loans, which we calculate using a discounted cash flow method. With respect to loans to borrowers that we do not believe will be going concerns in the future, the lower collateral ratio has a direct effect on cash flow estimates and results in a higher level of allowances. With respect to loans to borrowers that we expect to be going concerns, the lower collateral ratio has an effect on cash flow estimates but we also consider other factors, including future operating income and future asset disposals and restructuring, in determining allowance levels. Accordingly, for these latter borrowers, the effect of lower collateral levels on allowances is mitigated by other characteristics of the borrower, and that lower collateral level will not necessarily result in a higher level of allowances.

Sales of Non-Performing Loans

The overall asset quality of our loan portfolio has changed significantly in recent years as a result of sales of non-performing loans. These sales have been made primarily to KAMCO and, more recently, to special purpose companies established in connection with our joint venture with Lehman Brothers.

The following table sets forth information regarding our sales of loans for the periods indicated.

	Year Ended December 31,
	2000						2001						2002
Purchaser	Principal Amount Sold (1)		Sale Price		Gain (loss)		Principal Amount Sold (1)		Sale Price		Gain (loss)		Principal Amount Sold (1)		Sale Price		Gain (loss)
	(in billions of Won)
KAMCO	(Won)	569	(Won)	220	(Won)	(134)	(Won)	611	(Won)	125	(Won)	1	(Won)	325	(Won)	224	(Won)	26
Lehman Brothers joint venture special purpose companies		—		—		0		—		—		0		1,501		364		(102)
Others		208		22		45		730		282		141		33		2		32

Total	(Won)	777	(Won)	242	(Won)	(89)	(Won)	1,341	(Won)	407	(Won)	142	(Won)	1,859	(Won)	590	(Won)	(44)

(1)	Net of related allowances for loan losses.

Korea Asset Management Corporation

In December 1997, in response to difficulties faced by Korean financial institutions as a result of the severe economic downturn in Korea, the Korean government authorized KAMCO to purchase from those institutions certain assets (which were primarily classified as substandard or below) at discounted prices. From 1997 through 2002, we and our predecessor entities sold an aggregate of (Won)7,270 billion of substandard or below loans (net of related allowances for loan losses) to KAMCO.

Pursuant to the terms of the sales, KAMCO can require us to repurchase any substandard or below loans we have sold to it in the event that:

•	the underlying documentation of the loan is incomplete;

•	there is a flaw in the perfection of any security interest underlying the loan; or

•	certain litigation regarding the loan is pending.

In addition, we may be required to repurchase any loan relating to a borrower that has applied to a court for reorganization or that is the subject of reorganization proceedings at the time the loan was sold to KAMCO if a court rejects the application for reorganization, disapproves the reorganization plan or fails to approve the reorganization plan within two years of the sale. We may also be required to repurchase a loan if a court determines that the borrower cannot meet the terms of the repayment schedule developed in the reorganization proceeding. The ability of KAMCO to exercise its right to require us to repurchase loans sold is without limit. As of December 31, 2002, the aggregate principal amount of loans subject to these repurchase rights was (Won)813 billion. As of that date, we recorded a liability of (Won)369 billion relating to those loans, representing our estimated obligation to make repurchases. See “Item 3D. Risk Factors—Other risks relating to our business—We sold substantial amounts of assets with repurchase obligations by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.”

Joint Venture with Lehman Brothers

In September 2002, we entered into a joint venture arrangement with Lehman Brothers Holdings Inc. to facilitate the disposal of our substandard and below loans. Under the joint venture arrangement, special purpose companies are established to purchase substandard or below loans from us and to securitize such loans by issuing asset-backed securities. The majority (approximately 70%) of the equity of each special purpose company is owned by a third party, an affiliate of Lehman Brothers, which is independent of us. The same third party also holds the majority of the voting rights in that special purpose company. We hold the remainder of the equity and the voting rights in each special purpose company. We account for these equity interests using the equity method of accounting, as we are able to exercise significant influence over the operations of these entities.

While we are not obligated to sell any loans pursuant to the arrangement, affiliates of Lehman Brothers have priority negotiation rights with respect to any sale of substandard or below loans by us. Under the arrangement, an affiliate of Lehman Brothers is required to purchase more than 50% of the asset-backed securities and equity interests issued by any such special purpose company, and our subsidiary, Woori F&I Co., Ltd. is required to purchase the remaining amount. Each special purpose company issued one tranche of asset-backed securities and equity interests. The asset-backed securities were offered in private placements and were not assigned a credit rating. The asset-backed securities that we purchase are classified as investment securities in our financial statements. We continue to hold approximately 30% of the asset-backed securities issued by each special purpose company, which as of December 31, 2002 amounted to (Won)35 billion of bonds and (Won)15 billion of equity investments. See Note 11 of the notes to our consolidated financial statements.

As part of this arrangement, in September 2002, we and an affiliate of Lehman Brothers established a joint venture company, Woori Capital Advisors Asset Management Co., Ltd., to manage the substandard or below loans purchased from us by the special purpose companies. Woori Capital Advisors Asset Management is 51% owned by our subsidiary, Woori F&I, and 49% owned by an affiliate of Lehman Brothers. It receives asset management fees from the special purpose companies, as well as a performance fee based on a percentage of asset resolutions.

In connection with this arrangement, an affiliate of Lehman Brothers has agreed to purchase up to US$250 million of our convertible bonds convertible into shares of our common stock. The amount of these convertible bonds that an affiliate of Lehman Brothers will actually be required to purchase from time to time depends on the amount of substandard or below loans that we sell pursuant to the joint venture arrangement. These convertible bonds have a nominal interest rate of zero percent and mature three years from the issue date. The bonds become convertible one year after the issue date, and are convertible until one month before maturity. The conversion price for the bonds is set upon issue, at a level equal to 115% of the prevailing market price of our common stock. We issued an aggregate of US$52 million of convertible bonds with conversion prices of (Won)5,588 and (Won)7,313 to an affiliate of Lehman Brothers in September and December 2002, US$39 million and (Won)20 billion of convertible bonds with a conversion price of (Won)5,380 in March 2003 and an additional US$1 million of convertible bonds with a conversion price of (Won)7,228 in July 2003. Although these convertible bonds have a nominal interest rate of zero percent, Lehman Brothers will receive a guaranteed yield upon maturity ranging from approximately 2.2% to 3.7% if it chooses not to exercise the conversion option.

From September 2002 through March 2003, we sold substandard or below loans with an aggregate outstanding principal balance of (Won)3.4 trillion, all of which were sold to a special purpose company under the joint venture arrangement, and received proceeds of (Won)886 billion from those sales.

Allocation of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type.

	As of December 31,
	1999			2000			2001			2002
	(in billions of Won)
Domestic
Corporate
Commercial and industrial	(Won)	1,979	39.8%	(Won)	2,934	45.4%	(Won)	2,085	48.2%	(Won)	1,724	45.7%
Lease financing		—	—		276	4.3		187	4.3		13	0.4
Trade financing		1,293	26.0		891	13.8		638	14.8		542	14.4
Other commercial		1,303	26.2		1,965	30.4		919	21.3		528	14.0

Total corporate		4,575	92.0		6,066	93.9		3,829	88.6		2,807	74.5
Consumer
General purpose household		48	1.0		58	0.9		70	1.6		117	3.1
Mortgage and home equity		3	0.1		6	0.1		3	0.1		5	0.1

Total consumer		51	1.1		64	1.0		73	1.7		122	3.2
Credit cards		35	0.7		68	1.1		219	5.0		656	17.4

Total domestic		4,661	93.8		6,198	96.0		4,121	95.3		3,585	95.1
Foreign
Corporate
Commercial and industrial		305	6.1		258	4.0		139	3.2		184	4.9
Lease financing		—	—		—	—		—	—		—	—
Trade financing		5	0.1		1	—		63	1.5		1	—
Other commercial		—	—		—	—		—	—		—	—

Total corporate		310	6.2		259	4.0		202	4.7		185	4.9
Consumer		—	—		—	—		—	—		—	—

Total foreign		310	6.2		259	4.0		202	4.7		185	4.9

Total allowance for loan losses	(Won)	4,971	100.0%	(Won)	6,457	100.0%	(Won)	4,323	100.0%	(Won)	3,770	100.0%

The following table presents an analysis of the changes in our allowances for loan losses for the periods indicated.

	Year ended December 31,
	2000		2001		2002
	(in billions of Won)
Balance at the beginning of the period	(Won)	4,971	(Won)	6,457	(Won)	4,323
Amounts charged against income		1,434		1,114		1,247
Allowance relating to loans repurchased		631		497		154
Allowance relating to guarantees and acceptances transferred to loans		96		316		168
Allowance relating to loans acquired in acquisitions of Woori Securities, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea		1,960		—		43
Gross charge-offs
Domestic
Corporate
Commercial and industrial		(612)		(700)		(303)
Lease financing		—		—		(3)
Trade financing		(288)		(387)		(108)
Other commercial		(1,336)		(1,860)		(473)

Total corporate		(2,236)		(2,947)		(887)
Consumer
General purpose household		(25)		(33)		(16)
Mortgage and home equity		—		—		(1)

Total consumer		(25)		(33)		(17)
Credit cards		(175)		(236)		(475)

Total domestic		(2,436)		(3,216)		(1,379)
Foreign		(124)		(235)		(76)
Allowance relating to loans sold		(237)		(626)		(964)

Total gross charge-offs (1)		(2,797)		(4,077)		(2,419)

	Year ended December 31,
	2000		2001		2002
	(in billions of Won)
Recoveries:
Domestic
Corporate
Commercial and industrial		46		9		257
Lease financing		—		—		9
Trade financing		16		3		32
Other commercial		56		2		11

Total corporate		118		14		309
Consumer
General purpose household		17		7		10
Mortgage and home equity		1		1		—

Total consumer		18		8		10
Credit cards		6		2		61

Total domestic		142		24		380
Foreign		8		1		3

Total recoveries (2)		150		25		383

Net charge-offs		(2,647)		(4,052)		(2,036)
Allowance related to loans transferred to held-for-sale		—		—		(141)
Foreign exchange translation effects		12		(9)		12

Balance at the end of the period	(Won)	6,457	(Won)	4,323	(Won)	3,770

Ratio of net charge-offs during the period to average loans outstanding during the period (3)		5.95%		6.84%		3.08%

(1)	In 1998 and 1999, our total gross charge-offs amounted to (Won)2,789 billion and (Won)837 billion, respectively.
(2)	In 1998 and 1999, our total gross recoveries amounted to (Won)6 billion and (Won)52 billion, respectively.
(3)	Includes amounts relating to allowance related to loans transferred to held-for-sale.

Loan Charge-Offs

Each of our subsidiaries adheres to the credit approval process we have implemented, which includes assessing credit risk before extending loans and monitoring outstanding loans, in order to minimize loans that must be charged off. To the extent charge-offs are required, our subsidiaries follow charge-off policies aimed at maximizing accounting transparency, minimizing any waste of resources in managing loans which have a low probability of being collected and reducing our non-performing loan ratio.

Loans To Be Charged Off

Our subsidiaries charge off loans that are deemed to be uncollectible by virtue of their falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for more than six months;

•	payments outstanding on corporate and consumer loans (other than credit card receivables) that have been overdue for more than 12 months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off a loan, loan management business units at each of our banking subsidiaries work together with the business units in charge of investigating charged-off loans and financial planning. Together, they submit, on a quarterly basis, a list of loans to be charged off to the Audit Committee of the relevant subsidiary for review and internal approval. After internal approval is received, this list is submitted to the Financial Supervisory Service for tax credit recognition purposes. With respect to unsecured consumer loans and credit card receivables, however, we follow a different procedure relating to the length of time overdue amounts have been outstanding. Specifically, we charge off all unsecured consumer loans that are overdue for more than 12 months and all credit card receivables that are overdue for more than six months.

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans. In the case of Woori Bank, these loans are then transferred to a wholly-owned subsidiary, Woori Credit Information, that is in charge of collections. It will attempt to recover amounts owed or to sell these loans to third parties.

In the case of collateralized loans, our general policy is to petition a court to foreclose and sell the collateral through a court-supervised auction if a collateralized loan becomes overdue for more than three months. If a debtor still fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

Securities Investment Portfolio

Investment Policy

Our subsidiaries invest in and trade Won-denominated securities and, to a lesser extent, foreign currency-denominated securities for their own account to:

•	maintain asset stability and diversification;

•	maintain adequate sources of back-up liquidity to match funding requirements; and

•	supplement income from core lending activities.

Team managers of the treasury and investment banking departments of our subsidiaries supervise the respective subsidiary’s investment and trading activities. In making securities investments, our subsidiaries take into account a number of factors, including external broker analyses and internal assessments of macroeconomic trends, industry analysis, credit evaluation and trading history in determining whether to make particular investments in securities.

Our investments in debt securities include primarily bonds issued by government-related entities, as well as corporate bonds that have been guaranteed by banks (other than merchant banks), government-related funds or privately capitalized funds that we consider to have a low credit risk. A significant portion of our investment securities comprise KDIC debentures that we received pursuant to the KDIC’s recapitalization of our predecessor entities. We own (Won)8,490 billion of these debentures, which represent 40.8% of our investment securities.

Our securities investments are subject to various guidelines, including limitations prescribed under the Bank Act. Under these regulations, each of our subsidiaries must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and Korean government bonds) to 60% of the sum of its total Tier I and Tier II capital amount (less any capital deductions). Each of our subsidiaries is also generally prohibited from purchasing or retaining permanent ownership interests in equity securities of other banking institutions or acquiring more than 15% of the shares with voting rights issued by any other corporation. Each of our subsidiaries and their respective trust accounts is also prohibited from acquiring the shares of any of our “major shareholders,” as defined in “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Stockholder,” in excess of an amount determined by the Enforcement Decree within a maximum limit of 1% of the sum of our Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Restrictions on Shareholdings in Other Companies.”

Our and our subsidiaries’ investments in foreign currencies are subject to certain limits and restrictions specified in our and our subsidiaries’ internal guidelines relating to country exposure, a single issuer and type of security exposure, and total investments by individual business units.

The following table sets out the definitions of the five types of securities investments we hold:

Category	Classification	Valuation Method
Trading securities	Securities held in anticipation of short-term market movements, which have been acquired for the purpose of short-term capital gains.	Marked-to-market and reported at fair value. We record unrealized gains and losses in income. Trading securities held by our overseas branches are stated at market value unless otherwise required by regulatory authorities in countries where the overseas branches are located.

Available-for-sale securities	Securities not classified as held to maturity or trading or other investments. Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs.	Marked-to-market and reported at fair value, with unrealized gains and losses being recorded on the balance sheet as a capital adjustment in stockholders’ equity as unrealized gain or loss on valuation of investment securities. If the fair value of these securities declines below their cost and the decline is other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Held-to-maturity securities	Debt securities are classified as held-to-maturity securities when we have the positive ability and intent to hold until maturity.	Valued at acquisition cost, adjusted for accretion or amortization of discounts and premiums. However, if the fair value of these securities declines below their cost and the decline is other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Other investments	Equity securities where we exercise significant influence over the operating and financial policies of an investee.	Valued pursuant to equity method accounting, based on net asset value. We reflect our share in net income or net loss of these entities in our income statement. Changes in retained earnings, capital surplus or other capital accounts of these entities are accounted for as adjustments to our retain earnings or capital adjustments, consistent with the manner reflected in these entities’ financial statements.

	Equity investment securities that do not have a readily determinable fair value.	Valued at acquisition cost. However, if the fair value of these securities declines below their cost and the decline is other-than-temporary, the difference in value is recorded as a realized loss on our income statement.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,
	2000				2001				2002
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Available-for-sale securities
Equity securities	(Won)	209	(Won)	209	(Won)	301	(Won)	301	(Won)	217	(Won)	217
Beneficiary certificates		1,107		1,107		1,060		1,060		1,017		1,017
Debt securities
Korean treasury securities and government agency securities		4,271		4,271		5,276		5,276		6,463		6,463
Debt securities issued by financial institutions		393		393		782		782		1,709		1,709
Corporate debt securities		2,073		2,073		1,320		1,320		1,289		1,289
Debt securities issued by foreign governments		180		180		81		81		151		151

Total—Available-for-sale		8,233		8,233		8,820		8,820		10,846		10,846

Held-to-maturity securities
Debt securities
Korean treasury securities and government agency securities		9,985		10,471		10,197		10,782		8,913		9,406
Debt securities issued by financial institutions		966		949		581		590		660		650
Corporate debt securities		761		765		419		422		367		372
Debt securities issued by foreign governments		1		1		5		5		19		20

Total—Held-to-maturity		11,713		12,186		11,202		11,799		9,959		10,448

Trading securities
Equity securities		11		11		120		120		179		179
Beneficiary certificates		740		740		362		362		399		399
Debt securities
Korean treasury securities and government agency securities		1,253		1,253		2,179		2,179		1,601		1,601
Debt securities issued by financial institutions		250		250		343		343		532		532
Corporate debt securities		1,033		1,033		917		917		720		720

Total—Trading		3,287		3,287		3,921		3,921		3,431		3,431

Total securities	(Won)	23,233	(Won)	23,706	(Won)	23,943	(Won)	24,540	(Won)	24,236	(Won)	24,725

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2002.

	As of December 31, 2002
	Within 1 year			Over 1 but within 5 years			Over 5 but within 10 years			Over 10 years			Total
	Amount		Weighted average yield (1)	Amount		Weighted Average yield (1)	Amount		Weighted average yield (1)	Amount		Weighted average yield (1)	Amount		Weighted average yield (1)
	(in billions of Won)
Available-for-sale securities
Korean treasury securities and government agency	(Won)	2,286	4.83%	(Won)	2,584	5.11%	(Won)	1,593	5.00%		—	5.70%	(Won)	6,463	4.98%
Debt securities issued by financial institutions		847	5.21		796	4.82		16	2.83	(Won)	50	4.18		1,709	4.98
Corporate debt securities		454	4.89		824	6.40		9	5.14		2	5.83		1,289	5.86
Debt securities issued by foreign governments		28	7.39		105	3.12		6	3.75		12	6.67		151	4.22

Total	(Won)	3,615	4.95	(Won)	4,309	5.25	(Won)	1,624	4.97	(Won)	64	4.71	(Won)	9,612	5.09

Held-to-maturity securities
Korean treasury securities and government agencies	(Won)	1,337	5.08%	(Won)	7,275	5.29%	(Won)	278	4.99%	(Won)	23	5.71%	(Won)	8,913	5.25%
Debt securities issued by financial institutions		374	4.92		281	5.27		5	6.53		—	—		660	5.08
Corporate debt securities		79	6.09		288	7.10		—	—		—	—		367	6.88
Debt securities issued by foreign governments		4	3.12		15	16.20		—	—		—	—		19	13.72

Total	(Won)	1,794	5.09	(Won)	7,859	5.37	(Won)	283	5.01	(Won)	23	5.71	(Won)	9,959	5.31

Trading securities
Korean treasury securities and government agencies	(Won)	270	5.38%	(Won)	1,271	5.70%	(Won)	59	5.47%	(Won)	1	8.22%	(Won)	1,601	5.64%
Debt securities issued by financial institutions		373	4.71		159	5.03		—	—		—	15.00		532	4.80
Corporate debt securities		227	3.89		468	5.60		25	4.54		—	5.89		720	5.02

Total	(Won)	870	3.75	(Won)	1,898	5.02	(Won)	84	4.96	(Won)	1	5.69	(Won)	2,853	4.63

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities).

Risk Concentrations

As of December 31, 2002, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)3,957 billion.

	As of December 31, 2002
	Book Value		Market Value
	(in billions of Won)
Name of issuer:
KDIC	(Won)	8,911	(Won)	9,296
Bank of Korea		3,351		3,348
Korean government		2,505		2,555
KAMCO		896		915
The Korea Development Bank		668		665
Kookmin Bank		517		514

Total	(Won)	16,848	(Won)	17,293

The Korean government controls all of these issuers other than Kookmin Bank. The Korean government owns a majority equity interest in KAMCO and the Korea Development Bank.

Credit-Related Commitments

We have various credit-related commitments that are not reflected on our balance sheet. These consist primarily of guarantees, commercial letters of credit and unused lines of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings. Contingent liabilities for which guaranteed amounts are not finalized appear as off-balance sheet items in the notes to the financial statements. Such contingent liabilities include, among others, contingent liabilities relating to trade financings and derivative contracts with respect to foreign exchange rates and interest rates.

The following table sets forth our credit-related commitments as of the dates indicated.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Guarantees	(Won)	2,485	(Won)	2,118	(Won)	1,759
Commercial letters of credit		3,846		2,873		2,798
Unused lines of credit:
Commercial		15,862		24,869		23,829
Credit Cards (1)		15,721		25,276		26,566
Consumer		2,247		4,184		4,600
Commitments to extend credit:
Original term to maturity of more than one year		225		126		443

(1)	Relates to the unused credit card limits that may be cancelled by us at any time.

We analyze our off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments. We review the ability of the counterparties of the underlying credit-related commitments to perform their obligations under the commitments and, if we determine that a loss is probable and estimable, we establish allowances for possible losses in a manner similar to allowances that we would establish with respect to a loan granted under the terms of the applicable commitment. These allowances are reflected as “other liabilities” in our balance sheet. As of December 31, 2002, we had established allowances for possible losses of (Won)527 billion with respect to our credit-related commitments.

Funding

We fund our lending and other activities using various sources, both domestic and foreign. Our primary funding strategy is to maintain stable and low-cost funding. We have in the past achieved this in part by increasing the average balances of low-cost customer deposits, in particular demand deposits and savings deposits.

Customer deposits are our principal funding source. Customer deposits accounted for 75.3% of our total funding as of December 31, 2000, 75.6% of our total funding as of December 31, 2001 and 73.6% of our total funding as of December 31, 2002.

We also acquire funding through the following sources:

•	long-term borrowings, including the issuance of senior and subordinated bonds and borrowings from government-affiliated funds and entities and other financial institutions;

•	short-term borrowings, including borrowings from the trust accounts of our subsidiaries and from the Bank of Korea, and call money; and

•	secured borrowings, including securities sold under repurchase agreements and issuances of asset-backed securities.

As of December 31, 2002, approximately 90.0% of our total funding was denominated in Won.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. See “Item 3D. Risk Factors—Other risks relating to our business—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	For the year ended December 31,
	2000			2001			2002
	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid	Average balance (1)		Average rate paid
	(in billions of Won)
Demand deposits:
Non-interest bearing	(Won)	2,312	—	(Won)	2,665	—	(Won)	3,020	—
Interest bearing		11,424	4.09%		15,208	1.87%		18,862	1.15%
Time deposits(2)
Certificates		1,163	7.39		1,327	6.41		626	4.79
Other time deposits		27,460	8.00		38,789	6.61		41,296	5.09
Savings deposits		5,492	5.03		6,098	4.26		7,514	3.70
Mutual installment deposits (3)		193	8.29		755	7.81		944	7.63

Average total deposits	(Won)	48,044	6.33	(Won)	64,842	5.02	(Won)	72,262	3.74

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	The majority of time deposits issued by our overseas branches as of December 31, 2002 were in amounts in excess of US$100,000.
(3)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible to apply for loans secured by such deposits while they maintain an account with us. In order to qualify to apply for such a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. Any such loan will be secured in an amount up to the holder’s mutual installment deposit and will be subject to the same loan underwriting policy we apply for other secured loans. For the portion of the loan, if any, that is not secured, we apply the same loan underwriting policy as we would for other unsecured loans.

For a description of our retail deposit products, see “Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “Business—Retail Banking—Deposit-Taking Activities.”

Maturities of Certificates of Deposit and Other Time Deposits

The following table presents, as of December 31, 2002, the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had fixed maturities in excess of (Won)100 million.

	Certificates of deposit		Other time deposits (1)		Mutual installment deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	247	(Won)	11,902	(Won)	21	(Won)	12,170
After three but within six months		106		7,567		23		7,696
After six but within 12 months		7		9,784		17		9,808
After 12 months		—		4,150		30		4,180

Total	(Won)	360	(Won)	33,403	(Won)	91	(Won)	33,854

Long-Term Debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2002 was as follows:

	(in billions of Won)
Due in 2003	(Won)	1,434
Due in 2004		3,804
Due in 2005		2,017
Due in 2006		448
Due in 2007		1,298
Thereafter		2,998

Gross long-term debt		11,999
Less: discount		(694)

Total long-term debt, net	(Won)	11,305

Short-Term Borrowings

The following table presents, for the periods indicated, information regarding our short-term borrowings, with an original maturity of one year or less.

	As of and for the year ended December 31,
	2000	2001	2002
	(in billions of Won)
Call Money
Year-end balance	(Won)214	(Won)503	(Won)804
Average balance (1)	844	903	1,160
Maximum balance	1,167	1,220	1,964
Average interest rate (2)	4.53%	4.35%	3.31%
Year-end interest rate	3.00%-7.40%	0.4%-3.90%	0.4%-4.35%
Borrowings from the Bank of Korea (3)
Year-end balance	(Won)3,619	(Won)1,559	(Won)1,278
Average balance (1)	3,432	2,219	1,218
Maximum balance	4,232	3,201	1,364
Average interest rate (2)	6.66%	4.51%	2.49%
Year-end interest rate	3.01%-7.79%	2.89%-6.21%	1.43%-2.50%
Other short-term borrowings (4)
Year-end balance	(Won)5,662	(Won)6,405	(Won)10,048
Average balance (1)	4,051	5,862	6,640
Maximum balance	6,391	6,405	10,048
Average interest rate (2)	7.98%	7.52%	4.18%
Year-end interest rate	5.29%-7.55%	4.68%-7.14%	0.38%-5.90%

(1)	Average balances are based on daily balances for all of our subsidiaries, except for Woori F&I, Woori CA Asset Management, Woori Finance Information System, Woori Credit Information and our special purpose companies, which are based on quarterly balances.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency, short-term secured borrowings and foreign currency debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured.

Secured Borrowings

Asset securitization transactions that are classified as secured borrowings involve the nominal sale of our assets to a securitization vehicle which issues securities backed by those assets. Since control of the assets is not surrendered in these nominal sales, they are not treated as sale transactions for accounting purposes. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings. These secured borrowings are intended to be fully repaid through recoveries on the collateral. Some of these nominal asset sales were with recourse, which means that if delinquencies arise with respect to such assets, we will be required to either repay a proportionate amount of the related secured borrowing (by reversing the nominal sale and repurchasing such assets) or compensate the securitization vehicle for any net shortfalls in its recoveries on such assets. See “Item 3D. Risk Factors—Other Risks Relating to Our Business—We sold substantial amounts of assets with repurchase obligations by us to the Korea Asset Management Corporation and provided substantial amounts of assets as collateral in connection with our secured borrowings, and could be required to make payments and realize losses in the future relating to those assets.”

See Note 18 of the notes to our consolidated financial statements for a summary of our secured borrowings and relevant collateral as of December 31, 2000, 2001 and 2002.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act (Law No. 6274, October 23, 2000) regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Supervisory Commission and the Financial Supervisory Service.

The Financial Supervisory Commission exerts direct control over financial holding companies pursuant to the Financial Holding Company Act. Among other things, the Financial Supervisory Commission:

•	approves the establishment of financial holding companies;

•	issues regulations on the capital adequacy of financial holding companies and their subsidiaries; and

•	drafts regulations relating to the supervision of financial holding companies.

Following the instructions and directives of the Financial Supervisory Commission, the Financial Supervisory Service supervises and examines financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements relating to Korean financial holding companies’ liquidity and capital adequacy ratios and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations. Financial holding companies must submit quarterly reports to the Financial Supervisory Service discussing business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

Under the Financial Holding Company Act, a financial holding company must primarily engage in controlling its subsidiaries by holding equity stakes in them equal in aggregate to at least 50% of the financial holding company’s aggregate assets based on its latest balance sheet. A financial holding company may engage only in the following activities:

•	controlling the management of its subsidiaries;

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products and the joint utilization of facilities or information and technology systems; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

The Financial Holding Company Act requires every financial holding company and its subsidiaries to obtain prior approval from, or file a prior report with, the Financial Supervisory Commission before acquiring control of another company. In addition, the Financial Supervisory Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Supervisory Commission when its officers or largest shareholder changes, and when it ceases to control any of its direct and indirect subsidiaries by disposing of their shares.

Capital Adequacy

The Financial Holding Company Act does not provide for a minimum paid-in capital requirement related to financial holding companies. However, all financial holding companies are required to maintain a specified level of solvency. In addition, with respect to the allocation of net profit earned in a fiscal term, a financial holding company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

All financial holding companies must have, together with their subsidiaries, a minimum requisite capital ratio of 100%, as defined by the Financial Supervisory Commission. “Requisite capital ratio” is defined as the ratio of net total equity capital as a percentage of requisite capital.

“Net total equity capital” is defined as the sum of:

(1)	in the case of a financial institution subsidiary (including, for example, banks, merchant banks and securities companies), other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the actual equity capital maintained by that financial institution; and

(2)	in the case of a financial holding company or a financial holding company’s financial institution subsidiary, other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that has no minimum capital requirements under the Financial Supervisory Commission regulations, the total stockholders’ equity as recorded on that financial holding company’s balance sheet less (x) intangible assets and (y) deferred tax assets, if any;

less the sum of:

(1)	the book value of investments among a financial holding company and its direct and indirect subsidiaries, if any; and

(2)	the book value of investments among direct and indirect subsidiaries, if any.

“Requisite capital” means the sum of:

(1)	in the case of a financial institution subsidiary, other than a financial holding company’s indirect subsidiary that is consolidated to a direct subsidiary of a financial holding company, that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the minimum equity capital amount necessary to meet such requirements;

(2)	in the case of a financial holding company’s financial institution subsidiary that has no minimum capital requirements under Financial Supervisory Commission regulations, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any) (since it is required under the relevant regulation); and

(3)	in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% on a non-consolidated basis;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis; and

•	make quarterly reports regarding their liquidity to the Financial Supervisory Service.

A financial holding company may not invest in securities (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions.

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks or securities companies (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of equity capital (as defined below).

“Equity capital” is defined as the sum of:

(1)	in case of a financial holding company, net assets (which is total assets less total liabilities) on balance sheet as of the end of the most recent quarter;

(2)	in case of a bank, the capital amount as defined in Article 2(1), Item 7 of the Bank Act;

(3)	in case of a merchant bank, the capital amount as defined in Article 2, Item 3 of the Merchant Bank Act; and

(4)	in case of a securities company, total assets less total liabilities on that company’s balance sheet as of the end of the most recent financial year and adjusted as determined by the Financial Supervisory Commission (for example, by including any increase or decrease of paid-in capital after the end of the most recent financial year);

less the sum of:

(1)	the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2)	the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

(3)	the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks or securities companies.

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of the shareholder (together with the persons who have a special relationship with the shareholder).

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a bank holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

“Major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder), in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder), more than 4% in the aggregate of the total issued voting shares of the bank holding company controlling nationwide banks (excluding shares subject to the shareholding restrictions on non-financial group business companies as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount exceeding the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Supervisory Commission and publicly disclose the filing of the report.

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or securities business may not extend credits to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain adequate collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Supervisory Commission.

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by that direct or indirect subsidiary) under the common control of the financial holding company. Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain loans or credits classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1)	transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction;

(2)	transfers to a mortgage-backed securities issuance company for a mortgage securitization transaction; and

(3)	transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Promotion Act.

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the subsidiaries of financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including:

(1)	financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries;

(2)	capital raising by the financial holding company and its direct and indirect subsidiaries and the appropriation of such capital;

(3)	any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

(4)	occurrence of any non-performing assets or financial incident that may have a material adverse effect.

Restrictions on Shareholdings in Other Companies

Subject to certain exceptions, a financial holding company may not own more than 5% of the total issued and outstanding shares of another finance-related company, other than its direct and indirect subsidiaries. If it does, the financial holding company must exercise its voting rights in the same manner and in the same proportion as the finance-related company’s other shareholders exercise their voting rights.

Generally, a financial holding company may not own outstanding shares of all subsidiaries in the aggregate with an acquisition price in excess of its net assets (i.e., total assets less total liabilities). Exceptions include where the financial holding company:

(1)	invests up to 130% of its net assets in a subsidiary to improve the financial condition of a subsidiary classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act;

(2)	invests up to 130% of its net assets to make an indirect subsidiary or a company controlled by a subsidiary into a direct subsidiary of the financial holding company;
(3)	already holds the outstanding shares of a subsidiary, where that holding constituted not more than 130% of its net assets at the time when it became a financial holding company;

(4)	invests up to 130% of its net assets in a subsidiary in order to make it a wholly-owned subsidiary, or in a special purpose company under the Asset Backed Securitization Act to make it a subsidiary;

(5)	has net assets that increase such that, as the amount of investments in subsidiaries increases, the ratio of the total amount of investments in subsidiaries to the financial holding company’s net assets does not increase; or

(6)	has total investments in its subsidiaries that exceed its net assets due to (a) reduction of the financial holding company’s net assets, (b) spin-off, merger or transfer of the entire business of the financial holding company, (c) spin-off, merger or transfer of the entire business of direct or indirect subsidiaries, or (d) foreclosure of collateral or receipts under accord and satisfaction. (This means receipts of subsidiary shares in lieu of its claim to subsidiary.)

The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (1) through (5) and within six months in case of (6), unless this deadline is otherwise extended by the Financial Supervisory Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

A direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	subsidiaries in foreign jurisdictions which are engaged in the same business as the direct subsidiary;

•	certain financial institutions which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

•	certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies, trust companies, investment trust management companies, investment advisory companies, futures business companies, and asset management companies);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Finance and Economy; and

•	certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Supervisory Commission or the submission of a report to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company may not control any other company.

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction in excess of the lesser of (x) the amount equivalent to 0.1% of the equity capital and (y) (Won)5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Supervisory Commission and publicly disclose the filing of the report.

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of no more than 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks. The Korean government and the KDIC are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 4% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks.

“Non-financial business group companies” as defined under the Financial Holding Company Act include:

(1)	any same shareholder group where the aggregate net assets of all non-financial business companies belonging to that group equals or exceeds 25% of the aggregate net assets of all members of that group;

(2)	any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds (Won)2 trillion; or

(3)	any mutual fund where a same shareholder group identified in (1) or (2) above owns more than 4% of the total issued and outstanding shares of that mutual fund.

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for business purposes without the customers’ written consent. In addition, a subsidiary securities company of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate of cash or securities that a customer of the securities company has deposited for business purposes at the written request of that customer.

Principal Regulations Applicable to Banks

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as Woori Bank, to maintain a minimum paid-in capital of (Won)100 billion and regional banks, such as Kyongnam Bank and Kwangju Bank, to maintain a minimum paid-in capital of (Won)25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Bank Act, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, unissued stock dividends and hybrid Tier I capital instrument. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in equity securities, allowance for loan losses set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Supervisory Commission requirements that have been formulated based on Bank of International Settlements, or BIS, standards. These standards were adopted and became effective in 1996. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans. As a result, for certain home mortgage loans extended after November 13, 2002, Korean banks must apply a risk-weight ratio of 60% if either of the following two conditions are satisfied, and a risk-weight ratio of 70% if both conditions are satisfied:

(1)	if the home mortgage loans are overdue for at least 30 consecutive days as of the date of calculating the bank’s BIS capital adequacy ratio, or there were at least 30 overdue days during the one year period preceding the date on which the bank’s BIS capital adequacy ratio is calculated; and

(2)	the borrower’s debt ratio (which is the ratio of the borrowers’ total outstanding borrowings, including borrowings from other financial institutions, to the borrower’s annual income) exceeds 250%.

For all other home mortgages, the bank must apply a 50% risk-weight ratio.

Under the Regulation on the Supervision of the Banking Business, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.5% of normal credits, excluding confirmed guarantees and acceptances (or 0.75% in the case of normal credits comprising loans to individuals and households, and 1% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	2% of precautionary credits, excluding confirmed guarantees and acceptances (or 8% in the case of precautionary credits comprising loans to individuals and households, and 12% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

See “—Recent Regulations Relating to Retail Household Loans” and “—Principal Regulations Applicable to Credit Card Companies—Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Bank Act. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Supervisory Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets, of not less than 0%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	5% of average balances for Won currency demand deposits outstanding;

•	1% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Recent amendments to the Bank Act, which became effective on July 28, 2002, strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on non-financial group companies as described above), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act.

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee of the Bank of Korea. Controls on deposit interest rates in Korea have been gradually reduced and, in July 1997, the Korean government removed restrictions on all interest rates, except those on demand deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense. Most recently, in January 2003, the Bank of Korea announced that, as one of its proposed monetary policy objectives for 2003, it is contemplating completing the final phase of interest rate deregulation measures. This would include, for example, lifting the 1% per annum deposit interest rate ceiling applicable to passbook account deposits offered by commercial banks, which had been imposed to protect banks from excessive competition. The Bank of Korea has not, however, indicated when the proposed deregulation will be implemented.

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any monthly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small- and medium-sized enterprises; or

•	lower the bank’s credit limit.

Disclosure of Management Performance

In order to assist the general public, especially depositors and shareholders, in monitoring bank management performance, the Financial Supervisory Commission requires commercial banks to make mandatory public disclosures of the following:

(1)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month

(where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

(2)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(3)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Supervisory Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Supervisory Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective in the second quarter of 2002.

Asset Quality Classification	Provisioning Ratio on Retail Household Loans
	Before	Current
Normal	0.5% or above	0.75% or above
Precautionary	2.0% or above	5.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	50.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in loans secured by homes and other forms of housing, the Financial Supervisory Commission and the Financial Supervisory Service implemented regulations designed to reduce the rate of increase in these loans. Effective from the third quarter of 2002, the Financial Supervisory Commission and the Financial Supervisory Service raised minimum provisioning requirements for new loans secured by housing located in the areas of wide-spread real property speculation, with respect to the portion of the new loan that exceeds the loan-to-value ratio of 60%, to 1.0% from 0.75% for normal loans and to 10.0% from 5.0% for precautionary loans. They also raised the minimum provisioning requirements for household loans classified as precautionary from 5.0% to 8.0% with effect from the fourth quarter of 2002. In a further effort to curtail extension of new or refinanced loans secured by housing, the Financial Supervisory Commission and the Financial Supervisory Service subsequently:

•	reduced the average loan-to-value ratio (the aggregate principal amount of credit over the approval value of collateral) that Korean commercial banks must maintain for new loans secured by housing located nationwide to below 60%; and

•	increased risk-weights for loans secured by housing meeting certain criteria in connection with the capital adequacy calculation for commercial banks.

More recently, on November 8, 2002, the Financial Supervisory Commission and the Financial Supervisory Service issued guidelines that:

•	require Korean commercial banks to implement stronger internal control systems and stricter credit review and approval policies with respect to loans secured by housing;

•	introduce sharing of information on multiple housing loans to a single borrower within the financial industry;

•	require Korean commercial banks to appoint two to three qualified market value appraisal institutions and to use the lowest of the appraisal valuations; and

•	discourage the use of incentive-based compensation systems by Korean commercial banks.

See “Risk Factors—Risks relating to our consumer credit portfolio—Government regulation of consumer lending, particularly mortgage and home equity lending, has become more stringent, which may hurt our consumer banking operations.”

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business, unless the aggregate value of that property does not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Supervisory Commission;

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Supervisory Commission;

•	the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the KDIC and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Supervisory Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Supervisory Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Supervisory Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Supervisory Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the KDIC on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the KDIC makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The KDIC insures a maximum of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. This limit does not apply to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003 and therefore the whole amount deposited in such accounts is protected.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, a bank’s net overpurchased and oversold positions may not exceed 20% of its shareholders’ equity as of the end of the prior month.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Finance and Economy to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Supervisory Commission to enter the securities business, which is governed by regulations under the Korean Securities and Exchange Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Supervisory Commission to engage in trust businesses. The Trust Act and the Trust Business Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank, which requires that banks engaged in both banking and trust businesses must maintain two separate accounts and two separate sets of records; and

•	depositors and other general creditors cannot obtain the assets comprising the trust accounts if the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees and commissions from each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of those deposits equals 10% or more of its paid-in capital. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

Principal Regulations Applicable to Credit Card Companies

General

The Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on August 26, 2002, establishes guidelines on capital adequacy and provides for other regulations relating to the supervision of credit card companies. The Specialized Credit Financial Business Act delegates regulatory authority over credit card companies to the Financial Supervisory Commission and the Financial Supervisory Service. Any person engaging in the credit card business must obtain a license from the Financial Supervisory Commission.

Restrictions on Scope of Business

A credit card company may conduct only the following types of business:

•	operating its credit card business, as licensed pursuant to the Specialized Credit Financial Business Act;

•	operating any businesses ancillary to its credit card business, such as providing funds to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards;

•	providing unsecured or secured loans;

•	discounting notes;

•	purchasing, managing and collecting accounts receivable originated by companies providing goods and services;

•	providing payment guarantees;

•	managing assets pursuant to the Asset Backed Securitization Act;

•	investigating credit; and

•	operating other incidental businesses related to the foregoing.

Capital Adequacy and Allowances

The Specialized Credit Financial Business Act provides that a credit card company must have a minimum paid-in capital amount of:

•	(Won)20 billion in the case of a specialized credit financial business company that engages in one or two core business lines (such as credit card, installment finance, leasing and new technology business); or

•	(Won)40 billion in the case of a specialized credit financial business company that engages in three or more core business lines.

Under the Specialized Credit Financial Business Act and related regulations, a credit card company must maintain an aggregate Tier I and Tier II capital adequacy ratio of at least 8%.

Under the Specialized Credit Financial Business Act and related regulations, the minimum ratio of allowances by a credit card company for credit losses in respect of loans, leased assets (including related account receivables) and suspense payments of a loan nature as of the date of accounting settlement (including semi-annual preliminary accounts settlement) are:

•	0.5% of normal assets;

•	1% of precautionary assets;

•	20% of substandard assets;

•	75% of doubtful assets; and

•	100% of estimated loss assets.

The minimum ratio of allowances for credit losses in respect of credit card receivables, card loans and cash advances are:

•	1% of normal assets;

•	0.5% of the amount calculated by deducting the sum of cash advances that were actually drawn by card members from the maximum limit of the sum of cash advances times 0.75 (excluding the maximum limit of sum of cash advances for card members who have not drawn cash advances for the latest 6 months);

•	12% of precautionary assets;

•	20% of substandard assets;

•	60% of doubtful assets; and

•	100% of estimated loss assets.

Liquidity

Under the Specialized Credit Financial Business Act and related regulations, a credit card company must maintain a Won liquidity ratio (defined as its Won-denominated current assets due within three months divided by its Won-denominated current liabilities due within three months) of 100% or more. In addition, once that company registers as a foreign exchange business institution with the Ministry of Finance and Economy, it is required to:

•	maintain a foreign-currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets, of not less than 0%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%; and

•	make quarterly reports regarding maintenance of these ratios.

Restrictions on Funding

Under the Specialized Credit Financial Business Act, a credit card company may raise funds using only the following methods:

•	borrowing from financial institutions;

•	issuing corporate debentures or notes;

•	selling securities it holds;

•	transferring loans it holds;

•	transferring claims it holds in connection with its businesses; or

•	issuing securities backed by the claims it holds relating to its businesses.

A credit card company may also borrow funds offshore or issue foreign currency-denominated securities after it registers as a foreign exchange business institution with the Ministry of Finance and Economy.

A credit card company may issue debentures up to an amount equal to ten times its total Tier I capital. A credit card company may issue, on a temporary basis, debentures exceeding that limit in order to redeem outstanding debentures, but must repay those outstanding debentures within one month after the date of issuance of new debentures.

Restrictions on Loans to Affiliate Companies

Pursuant to the Specialized Credit Financial Business Act, a credit card company may not provide loans exceeding 100% of its equity capital, in the aggregate, to all persons that have a special relationship with that company including, but not limited to, its affiliates.

Restrictions on Assistance to Other Companies

Pursuant to the Specialized Credit Financial Business Act, a credit card company may not engage in any of the following in conjunction with other financial institutions:

•	holding voting shares under mutual cross-holding arrangements or providing credit to avoid applicable restrictions on loans to affiliates;

•	acquiring shares of each other to avoid the limit on acquiring its treasury shares under the Korean Commercial Code or the Korean Securities and Exchange Act; or

•	other acts which are likely to greatly harm the interests of transaction parties as stipulated by the Enforcement Decree to the Specialized Credit Financial Business Act, but which have not yet been identified.

A credit card company may not grant credit to enable it to purchase its own shares or to intermediate funds to avoid applicable restrictions on loans to affiliate companies.

Restrictions on Investment in Real Property

Under the Specialized Credit Financial Business Act and related regulations, the Financial Supervisory Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes to a percentage equal to or in excess of 100% of its equity capital. The Financial Supervisory Commission has not yet set a limit with respect to this restriction.

Restrictions on Shareholding in Other Companies

Under the Law on Improvement of Structure of Financial Industry, a credit card company and financial institutions belonging to the same business group to which the credit card company belongs (which we refer to as “affiliated financial institutions”) must obtain prior approval of the Financial Supervisory Commission if the credit card company and the affiliated financial institutions:

(1)	own 20% or more of shares outstanding with voting rights of another company; or

(2)	own 5% or more of the total shares outstanding with voting rights of another company, and any affiliated financial institution or business group to which the affiliated financial institutions belong is deemed as controlling that company and (x) where that holding represents the largest holding of those shares or (y) as a result of the share dispersion level, the exercise of shareholder’s rights with respect to those shares can establish a controlling relationship.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a credit card company must publicly disclose any material matters relating to management of the company within four months, or within two months for disclosures relating to the first half of the fiscal year, from the date of the closing of books for each fiscal year period. A credit card company must also publicly disclose certain material matters when they occur, such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts.

A credit card company must submit its business reports and reports on results of operations to the Financial Supervisory Commission through the Korea Non-Bank Financing Association within one month from the end of each quarter.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a credit card company is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A credit card company is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A credit card company may, however, transfer all or part of this latter risk of loss to holders of those cards in the event of willful misconduct or gross negligence by holders of those cards if the terms and conditions of the agreement entered between the credit card company and members of such cards specifically provide for that transfer.

For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence.

Each credit card company must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

In April 2003, the Korean government announced a plan to amend the Specialized Credit Financial Business Act to make a card holder liable for any losses arising from the unauthorized use of his or her credit card or debit card, up to a maximum of (Won)100,000, so long as those losses do not arise from that holder’s willful misconduct or gross negligence. This limitation on liability would apply whether the losses arose before or after notice from the holder of the loss or theft of his or her credit or debit card. However, the government has not yet reflected this amendment in the Specialized Credit Financial Business Act.

Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either restrict the limit or take other necessary measures against the credit card company with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in June 2002, a credit card company must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services. This decree will be effective from December 31, 2003. Until December 31, 2004, credit card receivables that have been already disposed of or sold by a credit card company will not be considered for purposes of calculating the outstanding credit card balance of credit card members. In March 2003, the Korean government announced its plan to postpone the effective dates of these requirements by one year.

The Korean government has also announced its plan to amend the Specialized Credit Financial Business Act to impose lending restrictions similar to those imposed on credit card companies in the manner described in the above paragraph on all specialized credit financial business companies during 2003. This amendment will require each specialized credit financial business company to ensure that transactions entered into as part of its licensed or registered business and that provide credit in connection with goods purchases (including among other things, factoring and purchase of promissory notes) do not exceed the volume of its lending transactions. The proposed amendment would also require credit card agents to register with the Korea Non-Bank Financing Association.

Issuance of New Cards and Solicitation of New Card Holders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a credit card company may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be (Won)10,000) in connection with issuing a credit card;

•	soliciting applicants members on roads, public places or along corridors used by the general public; and

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation of the Specialized Credit Financial Business, a credit card company may not:

•	exert violence or threaten violence;

•	demand payment from or pressure a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the debtor’s obligations;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	provide false information or overstate the negative consequences of being registered as a person of poor credit;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours or between the hours of 9:00 p.m. and 8:00 a.m.; or

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations Applicable to Securities Companies

General

The Korean Securities and Exchange Act regulates and governs the securities business. The entities that regulate and supervise securities companies are the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Korean Securities and Exchange Act, a company must obtain permission from the Financial Supervisory Commission to commence a primary business such as a brokerage business, a dealing business or an underwriting business. A securities company may also engage in certain businesses ancillary to that business without obtaining any separate license and certain other businesses if it obtains separate licenses from the Financial Supervisory Commission. A securities company must also obtain permission from the Financial Supervisory Commission to merge with any other entity or transfer all or a part of its business.

If the Financial Supervisory Commission deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable “net operating equity ratio” (as defined below), the Financial Supervisory Commission may order the securities company to:

•	increase or reduce its capital;

•	cancel or consolidate its stock:

•	transfer all or part of its business;

•	close branch offices;

•	merge with another financial institution;

•	suspend a part or all of its business operations; or

•	assign contractual rights and obligations relating to its financial transactions.

Regulations on Financial Soundness

The Financial Supervisory Commission regulations require that the financial soundness of a securities company be assessed in accordance with its net operating equity ratio, which is calculated as follows and expressed as a percentage:

Net operating equity ratio = (net operating equity/total risk) x 100

The terms “net operating equity” and “total risk” for the purpose of the above formula are defined in the Financial Supervisory Commission’s regulations. Generally, the net operating equity and the total risk are calculated according to the following formulas:

Net operating equity = net assets (total assets – total liabilities) – total deductible items + total creditable items

Total risk = market risk + counterparty risk + basic risk + credit concentration risk – risk offsetting factor

The regulations require that securities companies maintain their net operating equity ratio at a level equal to or higher than 150% at the end of each half of their fiscal year.

The regulations also state that a securities company should set aside, as a legal reserve, 10% of its net profit in each fiscal year until the reserve reaches 50% of the operating fund.

Other Provisions on Financial Soundness

The Korean Securities and Exchange Act, the Enforcement Decree of the Korean Securities and Exchange Act and Financial Supervisory Commission regulations also include provisions designed to regulate certain types of activities relating to the management of the assets of a securities company. These provisions include:

•	restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Korean Securities and Exchange Act) of that securities company;

•	restrictions on providing money or credit to the largest shareholder, major shareholder, officers and related persons of the securities company; and

•	special provisions concerning payment guarantees by a securities company. For instance, a securities company may not provide payment guarantees for third parties other than its overseas subsidiaries or provide new guarantees for corporate bonds, other than, subject to certain restrictions, roll-over guarantees in connection with the repayment of bonds previously guaranteed by it.

A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options. However, a securities company may not enter into cross-border financial futures, swaps, options and other derivative transactions without obtaining prior approval from the Bank of Korea.

Business Conduct Rules

Effective from May 2001, the Financial Supervisory Commission adopted “business conduct rules” applicable to securities companies. These rules impose greater responsibilities on securities companies, strictly banning certain unfair practices and ensuring that the potential investors solicited by securities companies are suitable.

Disclosure and Reports

Pursuant to the Korean Securities and Exchange Act, a securities company is required to disclose certain material matters, including:

•	its financial condition, including profit and loss;

•	any sanctions levied on it under the Korean Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	the occurrence of any matters which may have a material adverse effect on its operation or management.

A securities company must submit a report on its financial results to the Financial Supervisory Commission within 45 days from the end of each quarter.

The Korean Financial Industry

The Korean financial industry includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-banking financial institutions; and

•	other financial entities, including, but not limited to, securities institutions, credit guarantee institutions and venture capital companies.

Korean law requires that financial institutions confirm that their customers use their real names when transacting business in order to increase financial transaction transparency and to enhance the integrity and efficiency of Korea’s financial markets. However, in order to ease the liquidity crisis, in 1998, the Korean government loosened these rules to allow investors without identification to sell or deposit foreign currencies through domestic financial institutions and to purchase certain debt securities, including Korean government bonds. The Korean government also strengthened the rules relating to confidentiality for private financial transactions.

The Banking Industry

The banking sector in Korea can be divided into two broad categories: commercial banks and specialized banks. Commercial banks serve both the general public and corporate sectors. As of December 31, 2002, commercial banks consisted of eight nationwide commercial banks (including Woori Bank), all of which have branch networks throughout Korea, six regional banks (including Kyongnam Bank and Kwangju Bank) and 62 domestic branches of foreign banks operating in Korea. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Domestic branches of foreign banks have operated in Korea since 1967, but provide a relatively small proportion of Korea’s banking services. As of December 31, 2002, nationwide and regional banks had an aggregate of 4,967 domestic branches and offices, 54 overseas branches, four overseas representative offices and 20 overseas subsidiaries.

As in most countries, commercial banks in Korea engage in a wide range of business. Their core activities include taking deposits, extending loans and discounts, remittances and collections. They also provide guarantees and acceptances and conduct own-account securities investment. They must obtain specific authorization from the Financial Supervisory Commission for each area of non-bank business in which they engage, such as the trust and credit card businesses. Bank funding in Korea has traditionally been deposit based since long-term domestic borrowings are limited, the short-term money market is relatively illiquid and foreign borrowings are regulated by the government.

Specialized banks meet the needs of specific sectors of the economy in accordance with Korean government policy. These banks are organized under, or chartered by, special laws. There are five specialized banks:

•	the Korea Development Bank;

•	the Export-Import Bank of Korea;

•	Industrial Bank of Korea;

•	National Agricultural Cooperatives Federation; and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused Korean banks’ non-performing assets to increase and their capital adequacy ratios to decline. From 1998 through 2002, the Financial Supervisory Commission amended banking regulations several times to adopt more stringent definitions for non-performing loans that more closely followed international standards. These new definitions increased the level of non-performing loans held by banks and other financial institutions. The following table sets forth the total loans and non-performing assets of the banking sector at year-end from 1999 through 2002.

	Total Loans		Non-Performing Assets		% of Total
	(in trillions of Won)
December 31, 1999	(Won)	328.3	(Won)	27.4	8.3%
December 31, 2000		361.6		23.9	6.6
December 31, 2001		379.1		11.0	2.9
December 31, 2002		464.6		9.0	1.9

Source:	Banking Statistics, January 2003. Financial Supervisory Service.

Most of the growth in total loans from 1999 through 2002 has been attributable to increases in outstanding consumer loans and credit card balances. In March 2003, the Financial Supervisory Commission announced that a group of Korean banks, consisting of eight nationwide commercial banks, six regional commercial banks and five specialized banks, posted an aggregate net profit under Korean GAAP of (Won)5.6 trillion in 2002, compared to an aggregate net profit of (Won)5.3 trillion in 2001.

Non-Banking Financial Industry

Non-banking financial institutions include:

•	investment institutions, including merchant banks, investment trust companies and the Korea Securities Finance Corporation;

•	savings institutions, including trust accounts of banks, mutual savings and finance companies, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	insurance companies; and

•	credit card companies.

Investment Institutions.    As of December 31, 2002, three merchant banks (including Woori Investment Bank) were operating in Korea. Since 1998, 28 merchant banks have been closed or merged into commercial banks or securities firms. As of December 31, 2002, assets of the three operating merchant banks totaled (Won)3,091 billion. As of January 31, 2003, 31 investment trust management companies, which manage trusts, operate in Korea. As of March 31, 2003, the total assets under management of all investment trust companies in Korea totaled (Won)172 trillion.

Savings Institutions.    Korean law permits Korean banks to provide trust account management services. Banks segregate trust assets and cannot use those assets to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of December 31, 2002, assets of trust accounts of all banks providing trust account management services totaled (Won)1,044,631 billion. Korea had 115 mutual savings banks and 1,233 credit unions as of December 31, 2002, with assets totaling (Won)25,466 billion and (Won)19,589 billion, respectively.

Insurance.    As of January 31, 2003, 15 domestic life insurance institutions, three branches of foreign life insurance companies and five wholly-owned subsidiaries of foreign life insurance companies operated in Korea. As of that date, those entities had assets totaling approximately (Won)162 trillion. The Korean insurance industry is also comprised of ten listed fire and marine insurance companies, most of which are chaebol affiliated. As of March 31, 2003, those entities had assets totaling approximately (Won)29 trillion.

Credit Card.    As of December 31, 2002, nine credit card companies operated in the country with credit card receivables and loans totaling approximately (Won)47.3 trillion, of which approximately 11.3% were delinquent by one day or more. Of this amount, total credit card receivables were (Won)33.5 trillion and total credit card loans were (Won)13.7 trillion, on a reported basis.

Money Markets

The Korean money markets consist of the call loan market and markets for other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposit, repurchase agreements and commercial paper.

Securities Markets

The Korea Stock Exchange, a non-profit corporation wholly-owned by its member firms, began operations in 1956. It is Korea’s only stock exchange. The Korea Stock Exchange has a single trading floor located in Seoul. See “Item 9C. Markets—The Korean Securities Market.”

Supervision System

The Financial Supervisory Service, which was formed in January 1999 through the merger of several existing regulatory bodies, acts as the executive body for the Financial Supervisory Commission. The Financial Supervisory Commission is under, but operates independently of, the Prime Minister’s office.

The Ministry of Finance and Economy focuses on financial policy, foreign currency regulations and the approval process for establishing financial institutions. The Bank of Korea manages monetary policy focusing on price stabilization.

Insurance System

Korea’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies. Deposits at any single financial institution are insured only up to (Won)50 million, regardless of the amount deposited. The Korean government recently excluded certain deposits, such as repurchase agreements, from the insurance system, expanded the definition of unsound financial institutions to which this system would apply and increased the insurance premiums payable by insured financial institutions.

Item 4C.    Organizational Structure

As a financial holding company, we conduct substantially all of our operations through our subsidiaries. The following chart provides an overview of our current structure, including certain significant subsidiaries and our direct and indirect ownership of each such subsidiary:

Our largest subsidiary is Woori Bank, the assets of which represented approximately 71% of our total assets as of December 31, 2002. The following table identifies each of our major subsidiaries and their contributions to our total assets and net income for the year ended December 31, 2002 (after allocating eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system for assets and net income in proportion to total assets and absolute net income, respectively):

	As of or for the year ended December 31, 2002
	Total Assets (1)
	Amount		% of Total	Net Income (Loss) (2)
	(in billions of Won)			(in billions of Won)
Subsidiary
Woori Bank	(Won)	82,955	70.9%	(Won)	1,351
Kyongnam Bank		9,100	7.8		71
Kwangju Bank		7,358	6.3		40
Woori Credit Card		5,936	5.1		(322)
Woori Investment Bank (3)		2,122	1.8		5
Others		9,572	8.1		(131)

Total	(Won)	117,043	100.0%	(Won)	1,014

(1)	After allocating eliminations of (Won)10,943 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of segment assets before eliminations to total assets before eliminations. See Note 40 of the notes to our consolidated financial statements.
(2)	After allocating a loss of (Won)661 billion representing consolidation, inter-segment transactions and certain differences in classification under our management reporting system. This amount has been allocated in proportion to the ratio of absolute segment net income to the sum of the absolute net income of all segments. See Note 40 of the notes to our consolidated financial statements.
(3)	Merged into Woori Bank in August 2003.

The following is a summary of the activities of our principal subsidiaries.

Woori Bank

Established on December 31, 1998, Woori Bank (formerly known as Hanvit Bank) was formed as a result of the merger of two nationwide commercial banks, the Commercial Bank of Korea (established in 1899) and Hanil Bank (established in 1932). Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprise and individuals in Korea. As of December 31, 2002, Woori Bank was the second largest commercial bank in Korea based upon total loans and total assets. As of December 31, 2002, Woori Bank had more than 12 million customers, with 655 branches nationwide.

Kyongnam Bank

Established in April 1970, Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises. As of December 31, 2002, Kyongnam Bank had approximately 1.6 million customers, with 127 branches throughout southeastern Korea and Seoul.

Kwangju Bank

Established in September 1968, Kwangju Bank is a regional commercial bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering various deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As of December 31, 2002, Kwangju Bank had approximately two million customers, with 109 branches throughout southwestern Korea and three branches in Seoul.

Woori Credit Card

Established in December 2001, Woori Credit Card Co., Ltd., formerly known as Peace Bank of Korea, is a credit card company that provides a variety of credit card-related services and card loans. In February 2002, Woori Credit Card acquired Woori Bank’s credit card operations, which it combined with the credit card operations of Peace Bank of Korea. As of December 31, 2002, Woori Card had approximately 5.5 million cardholders, most of whom were former customers of Woori Bank and Peace Bank of Korea, and in 2002 it was the fourth largest Korea credit card company in terms of transaction volume. In March 2003, Woori Credit Card acquired Kwangju Bank’s credit card operations and also expects to acquire Kyongnam Bank’s credit card operations in the future. See “Item 4A. History and Organization—Reorganization and Integration Plan.” As of December 31, 2002, Woori Credit Card had nine branch offices.

Woori Investment Bank

Established in November 2000, Woori Investment Bank, formerly known as Hanaro Merchant Bank, was a nationwide merchant bank in Korea, with its main office and a branch office in Seoul and branch offices in Taegu and Pusan. Woori Investment Bank’s principal business activities included: short-term financing; international financing, including foreign currency transactions and lending; lease financing; and securities operations. This entity was merged into Woori Bank in August 2003. Woori Investment Bank’s shares were exchanged with shares of Woori Bank at an exchange ratio of 1 to 0.0355.

Other Subsidiaries

The following table provides summary Korean GAAP information regarding our other consolidated subsidiaries (other than special purpose companies) as of or for the year ended December 31, 2002.

Subsidiary	Percentage of Ownership (1)	Total Assets		Stockholders’ Equity		Operating Revenue		Net Income
	(in millions of Won)
Woori Finance Information System Co., Ltd.	100.0%	(Won)	241,053	(Won)	2,762	(Won)	131,843	(Won)	(3,318)
Woori Investment Trust Management Co., Ltd.	100.0		40,220		39,650		10,542		2,017
Woori Securities Co., Ltd.	50.2		531,251		382,831		214,795		29,304
Woori F&I Co., Ltd.	100.0		54,783		15,426		18,913		7,326
Woori CA Asset Management Co., Ltd.	51.0		6,234		4,573		4,097		908
Woori Credit Information Co. Ltd.	100.0		14,849		11,504		21,543		2,311
P.T. Bank of Woori Indonesia	81.6		226,926		66,404		23,985		13,688
Woori America Bank	100.0		438,174		53,702		26,959		4,424
Nexbi Tech	51.0		2,546		2,251		4,160		57

(1)	Including both direct and indirect ownership.

Item 4D.    Property, Plants and Equipment

Our registered office and corporate headquarters are located at 203, 1-ga, Hoehyon-dong, Chung-Gu, Seoul, Korea. Information regarding certain of our properties in Korea is presented in the following table:

Type of Facility/Building	Location	Area
		(square meters)
Woori Finance Holdings and Woori Bank registered office and corporate headquarters	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792	97,222

Kyongnam Bank registered office and corporate headquarters	246-1 Seockcheon-dong, Masan City, Kyongnam Province, Korea 630-010	29,457

Kwangju Bank registered office and corporate headquarters	7-12 Daein-dong, Dong-gu, Kwangju, Korea 501-030	47,007

Woori Finance Information Systems registered office and corporate headquarters	11-4 Shincheon-dong, Songpa-gu, Seoul, Korea	21,309

As of December 31, 2002, we had a network of 894 branches in Korea. Approximately 310 of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in the United States and Indonesia and branches, agencies and representative offices in Asia, the United States and Europe. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2002 was (Won)2,248 billion.

Item 5.    Operating and Financial Review and Prospects

Item 5A.    Operating Results

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements included in this document. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for (1) the segment analyses, which are prepared based on Korean GAAP, (2) the selected financial information under Korean GAAP, which is based on our consolidated financial statements prepared in accordance with Korean GAAP and (3) the discussion of recent developments, which is based on our unaudited consolidated financial statements prepared in accordance with Korean GAAP. The financial information below for 2000 does not include the results of the subsidiaries we acquired in that year other than for periods following their respective dates of acquisition.

Furthermore, results of operations for each of the three years presented below do not include results for subsidiaries that we disposed of in 2002, which have been aggregated separately as “discontinued operations.”

Overview

We maintain our accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on our books to present these statements in accordance with accounting principles generally accepted in the United States of America. Our management uses Korean GAAP information to allocate resources and evaluate performance of its subsidiaries.

The consolidated financial statements include the accounts of Woori Finance Holdings and its predecessor entities acquired by the KDIC during 1998 and 2000. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through either majority ownership of voting stock  and/or other means. Investments in affiliated companies (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in other investment assets.

Acquisitions and Dispositions

The KDIC established our company as a financial holding company in March 2001 to consolidate the Korean government’s interests in four commercial banks, one merchant bank and a number of other financial institutions. As a financial holding company, we conduct substantially all of our operations through our subsidiaries. For a more detailed discussion of the history of our establishment, see “Item 4A. History and Development of the Company.”

On September 30, 1998, the KDIC acquired the banking operations of the predecessor banks of our principal subsidiary, Woori Bank. The KDIC subsequently established Hanaro Merchant Bank (since renamed Woori Investment Bank), effective November 3, 2000, to restructure substantially all of the assets and liabilities of four failed merchant banks that the KDIC had previously acquired, which were transferred to Hanaro Merchant Bank effective November 21, 2000. The KDIC also acquired Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000. We have accounted for all such acquisitions under the purchase method of accounting. Accordingly, our results of operations for the year ended December 31, 2000 reflect the inclusion of these acquired subsidiary operations only from their respective dates of acquisition. Our assets, liabilities and stockholders’ equity as of December 31, 2000, however, fully reflect these acquisitions.

We recorded the assets and liabilities of Woori Bank’s predecessor banks, as well as those of each of Woori Investment Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, at fair value and recorded the amount by which the fair value of the acquired liabilities exceeded the fair value of the acquired identifiable assets as deficit equity, which is presented as a reduction of additional paid-in capital. In connection with the acquisition of Woori Bank’s predecessor banks in 1998, we recorded deficit equity of (Won)3,093 billion. In connection with the acquisitions of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea in 2000, we recorded deficit equity of (Won)685 billion.

In connection with these acquisitions, we also recorded a core deposit intangible asset, which represents the fair value of the acquired base of demand and savings deposit accounts of the acquired entities which we can expect to maintain for an extended period because we have generally stable customer relationships. We have been amortizing this intangible asset in proportion to our estimated run-off of depositors on an accelerated basis over a weighted average life of approximately eight years. We recorded amortization expense of (Won)134 billion in 2000, (Won)190 billion in 2001 and (Won)114 billion in 2002 relating to the core deposit intangible asset.

During 2002, we sold our indirect subsidiary, Hanvit Leasing, and its three subsidiaries to third parties for an aggregate sale price of (Won)119 billion. We accounted for these sales as discontinued operations in 2002, and reclassified the assets and liabilities to be disposed of as held for sale in 2001 and 2000. At the time of these sales, the (Won)534 billion carrying amount of the assets sold exceeded the (Won)511 billion carrying amount of the liabilities sold by (Won)23 billion. We recorded (Won)96 billion as “gain on disposal of discontinued components” in our consolidated income statement for 2002. We also recognized (Won)929 billion of income from Hanvit Leasing and its subsidiaries as “income from operations of discontinued components” in our consolidated income statement for 2002. This income related primarily to gain on forgiveness of outstanding debt of Hanvit Leasing by its creditors in connection with its debt restructuring in 2002. In addition, during 2002, our subsidiary Woori Investment Bank entered into an agreement to sell one of its subsidiaries, which was subsequently sold in February 2003. In connection with that sale, we recorded (Won)7 billion as “loss on disposal of discontinued components” and recognized (Won)3 billion of income as “income from operations of discontinued components” in our consolidated income statement for 2002. See Note 28 of the notes to our consolidated financial statements.

In addition, we are in discussions with Samsung Life Insurance to establish a bancassurance joint venture by the end of August 2003. See “Item 4B. Business Overview—Other Businesses—Bancassurance.”

The Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. As part of the Korean government’s structural reform program, which stemmed from the economic difficulties in Korea in 1997 and 1998, the government made significant changes to the regulations governing financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity and minimum capital requirements.

Financial and economic conditions improved in Korea from 1999 to 2001. The general level of interest rates decreased, consumer spending and consumer demand for credit cards and other financial products increased, the overall level of non-performing corporate loans decreased and overall profitability increased. Nonetheless, the Korean government’s structural reforms in the corporate sector have not been fully implemented and many large corporations are still experiencing significant financial difficulties. For example, in March 2003, the principal creditor banks (including Woori Bank) of SK Global, a member company of the SK Group, commenced corporate restructuring procedures against SK Global after the company publicly admitted that it had understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion in its financial statements. See “Item 3D. Risk Factors—Risks relating to our corporate credit portfolio.”

In addition, concerns have been raised regarding the high levels of consumer borrowing and credit card usage in Korea and the deterioration in the asset quality of the consumer lending and credit card portfolios of Korean financial institutions. In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea made significant investments and engaged in aggressive marketing in these areas, leading to substantially increased competition in the consumer finance and credit card segments. However, the rapid growth in retail lending has led to increasing delinquencies and a deterioration in asset quality. In light of these developments, in 2002 and 2003 the Korean government has implemented a number of changes to the regulations governing credit card operations, as well as loss provisioning guidelines for consumer loans and credit card receivables. In April 2003, the Korean government also implemented measures to provide liquidity support to credit card companies, which included requests for lenders (including us) to voluntarily extend the maturity of outstanding debt securities of credit card companies that they hold and to purchase credit card company debt securities from investment trust management companies. See “Item 3D. Risk Factors—Risks relating to our consumer credit portfolio” and “—Risks relating to government regulation.”

As a result of these unfavorable developments, as well as factors such as tensions in the United States’ and Korea’s relations with North Korea, high oil prices, the general weakness of the global economy, the war in Iraq and its aftermath and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world, the future economic outlook for Korea remains uncertain.

Changes in Securities Values, Exchange Rates and Interest Rates

Exchange rates, interest rates and stock prices have fluctuated significantly in Korea in recent years. These fluctuations affect not only the value of and rate of return on our assets and the availability and cost of our funding, but also the performance and financial condition of our customers and the demand for our products and services. The following table shows, for the dates indicated, the stock price index of all equities listed on the Korea Stock Exchange as published in the Korea Composite Stock Price Index (known as “KOSPI”), the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates for the periods indicated.

	Dec. 31, 1999	June 30, 2000	Dec. 31, 2000	June 30, 2001	Dec. 31, 2001	June 30, 2002	Dec. 31, 2002	June 30, 2003
KOSPI	1,028.07	821.22	504.62	595.13	693.70	742.72	627.55	669.93
W/US$ exchange rates (1)	(Won)1,136	(Won)1,115	(Won)1,267	(Won)1,303	(Won)1,314	(Won)1,205	(Won)1,186	(Won)1,196
Corporate bond rates (2)	9.95%	9.37%	8.27%	7.25%	7.20%	6.72%	5.81%	5.62%
Treasury bond rates (3)	9.03%	8.31%	6.70%	5.93%	5.91%	5.66%	5.11%	4.16%

(1)	Noon buying rate as quoted by the Federal Reserve Bank of New York in the United States.
(2)	Measured by the yield on three-year A+ rated corporate bonds, as rated by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds.

Critical Accounting Estimates

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below.

Allowance for Loan Losses

We have established an allowance for loan losses, which is available to absorb losses that we incur in our loan portfolio. This allowance is based on our continuing review of the loan portfolio, which we evaluate for impairment on an ongoing basis, and represents our best estimate of probable losses that have been incurred as of the balance sheet date. If we believe that additions or changes to the allowance for loan losses are required, then we record provisions for loan losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for loan losses.

We base the level of our allowance for loan losses on an evaluation of the risk characteristics of our loan portfolio. That evaluation considers factors such as past loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans and consumer loans in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of the individual corporate borrowers. We establish an allowance for loan losses for each individual impaired corporate loan. As described in Note 1 of the notes to our consolidated financial statements included elsewhere in this registration statement, we consider a loan impaired when, after considering current information and events, we believe it is probable that we will be unable to collect all amounts due, including principal and interest, under the contractual terms of the loan. Once we have identified a loan as impaired, we measure the value of the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the measured value is less than the book value of the loan, we establish a specific allowance for the amount deemed uncollectible.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired using an expected loss methodology. Expected losses are determined using the probability of default and the likely severity of any resulting loss and are established based on historical loss experience.

•	We establish an allowance for loan losses related to leases using the same method we use to establish allowance for losses for corporate loans.

•	We generally evaluate consumer loans, including mortgage and home equity loans, and credit card balances as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool using an expected loss methodology, based on historical loss experience.

•	We establish an allowance for losses for guarantees using the same method we use to establish allowances for our loans.

We believe that the accounting estimate related to our allowance for loan losses is a “critical accounting policy” because: (1) it is highly susceptible to change from period to period because we must make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated loan losses (as reflected in our allowance for loan losses) and actual loan losses could require us to take additional provisions which, if significant, could have a material impact on our net income. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Our consolidated financial statements for the year ended December 31, 2002 included a total loan loss allowance of (Won)4,297 billion as of that date (including allowances of (Won)527 billion with respect to guarantees and acceptances). Our total loan charge-offs, net of recoveries, amounted to (Won)2,036 billion and our provision for loan losses amounted to (Won)1,247 billion in 2002.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and investments in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

•	Trading assets and liabilities: Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, as well as those used for other than trading purposes, all of which we carry at fair value. We recognize changes in the fair value of any of these assets and liabilities in net trading revenue as they occur. While the majority of fair value estimates for trading assets and liabilities are made based on quoted market prices, in 2002, approximately 11%, or (Won)412 billion, of the fair value of these assets and liabilities was determined using third-party broker quotations or through our discounted cash flow model. That model discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment.

•

Available-for-sale debt and marketable equity securities:    We classify our investments in debt and marketable equity securities as available-for-sale when we intend to hold the securities for an indeterminate period of time or when the securities may be sold from time to time to effectively manage interest rate exposure and liquidity needs. We generally designate all securities not classified as held-to-maturity securities or trading securities as available-for-sale securities. We record available-for-sale securities at fair value. For debt securities, we amortize premiums and accrete discounts using the effective interest rate method. Realized gains and losses on available-for-sale securities are determined using the specific identification method for debt securities and moving average method for equity securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax.” Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings. In 2002, approximately 5%, or (Won)504 billion, of the fair value of available-for-sale debt was determined using third-party broker quotations or through our discounted cash flow model.

•	Held-to-maturity debt securities: We classify our investments in debt securities as held-to-maturity when we have the positive ability and intent to hold those securities until maturity. We record these securities at amortized cost and adjust those values for accretion and amortization of discounts and premiums. Declines in fair value of individual held-to-maturity securities below their amortized cost that are other-than-temporary result in write-downs of the securities to their fair value.

•	Non-marketable equity securities: Non-marketable equity securities, restricted stock and investments in limited partnerships do not have readily determinable fair values. To the extent we do not have significant influence over the investee, we record such securities using the cost method of accounting. Under this method, we will not change the cost basis of individual securities unless there is other-than-temporary decline in value, which results in write-downs of those securities to their fair value. The fair values of non-marketable equity securities are based on the latest obtainable net asset value of the investees, which often reflect cost or other reference events. Any changes in the information or assumptions used in obtaining the fair values could significantly affect the fair value of these investments. If we have significant influence over the operations and financial policies of the investee, we record such securities using the equity method of accounting, pursuant to which we record our equity ownership share of the net income or loss of the investee.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our securities and financial instruments using quoted market prices when available, including quotes from dealers trading those securities or instruments. If quoted market prices are not available, we determine the fair value based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee. The fair values calculated based on pricing and valuation models or the discounted cash flow analyses are subject to various assumptions used which, if changed, could significantly affect the fair values of the investments. These assumptions relate to discount rates, cash flows and certain modeling techniques, among other things.

In connection with the recognition of other-than-temporary impairment, the length of time a security has been below cost is the primary factor we consider in assessing whether an impairment loss should be recognized. Other factors we consider include the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer’s operations such as changes in technology that may impair its earnings potential or the discontinuance of a segment of its business that may affect future earnings potential, our intent and ability to retain its investment in the security for a period of time sufficient to allow for any recovery in market value, and (for domestic securities only) the state of the Korean economy. Any changes in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

We believe that the accounting estimates related to the fair market value of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Valuation Allowance for Deferred Tax Assets

As a result of the substantial losses incurred by certain of our subsidiaries, including Woori Bank, prior to their acquisition by us, we had an aggregate of approximately (Won)5,632 billion of net operating loss carry-forwards as of December 31, 2002, which expire from 2003 to 2006. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2000, 2001 and 2002, we recorded a valuation allowance for the full amount of deferred tax assets due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our establishment of the valuation allowance for deferred tax assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding our future profitability and (2) any significant difference between our estimates of future profits on any particular date and such estimates of future profits on a different date could result in income tax benefits which may have a material impact on our net income from period to period. Our assumptions about future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our interest and dividend income.

	Year ended December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Interest and dividend income
Loans	(Won)	4,149	(Won)	5,199	(Won)	5,148	25.3%	(1.0)%
Deposits in other banks		303		123		86	(59.4)	(30.1)
Trading assets		308		235		215	(23.7)	(8.5)
Investment securities		1,112		1,560		1,458	40.3	(6.5)
Call loans and securities purchased under resale agreements		47		63		42	34.0	(33.3)

Total interest and dividend income		5,919		7,180		6,950	21.3	(3.2)
Interest expense
Deposits		3,043		3,253		2,700	6.9	(17.0)
Call money		38		39		38	2.6	(2.6)
Other borrowed funds		552		541		308	(2.0)	(43.1)
Secured borrowings		148		285		286	92.6	0.0
Long-term debt		625		646		659	3.4	2.0

Total interest expense		4,406		4,764		3,991	8.1	(16.2)

Net interest income	(Won)	1,513	(Won)	2,416	(Won)	2,959	59.7	22.5

Net interest margin (1)		2.25%		2.81%		3.07%	24.9	9.3

(1)	The ratio of net interest income to average interest earning assets.

Comparison of 2002 to 2001

Interest and dividend income. Interest and dividend income decreased 3.2% from (Won)7,180 billion in 2001 to (Won)6,950 billion in 2002, primarily due to a 1.0% decrease in interest on loans and a 6.5% decrease in interest and dividends on investment securities, which were driven by the decline in the general levels of interest rates in Korea from 2001 to 2002. The average yields on interest earning assets declined from 8.35% in 2001 to 7.20% in 2002. This decline in average yields was partially offset by a 12.2% increase in the average balance of our interest earning assets from (Won)86,007 billion in 2001 to (Won)96,485 billion in 2002, principally due to growth in our loan portfolio.

The 1.0% decrease in interest on loans from (Won)5,199 billion in 2001 to (Won)5,148 billion in 2002 was primarily the result of:

•	a decline of 439 basis points in the average yields on commercial loans other than commercial and industrial, lease financing and trade financing loans from 9.56% in 2001 to 5.17% in 2002, partially offset by a 1.0% increase in average volume of such loans from (Won)7,722 billion in 2001 to (Won)7,800 billion in 2002;

•	a decline of 266 basis points in the average yields on trade financing loans from 8.80% in 2001 to 6.14% in 2002, enhanced by a 5.5% decrease in average volume of such loans from (Won)6,306 billion in 2001 to (Won)5,962 billion in 2002; and

•	a decline of 123 basis points in the average yields on commercial and industrial loans from 7.80% in 2001 to 6.57% in 2002, partially offset by a 9.5% increase in average volume of such loans from (Won)28,516 billion in 2001 to (Won)31,230 billion in 2002.

These decreases were also partially offset by a 70.4% increase in average volume of general purpose household loans from (Won)12,205 billion in 2001 to (Won)20,799 billion in 2002, which was partially offset by a decline of 76 basis points in average yields on such loans from 8.08% in 2001 to 7.32% in 2002, and an increase of 343 basis points in the average yields on interest earning credit card balances from 20.26% in 2001 to 23.69% in 2002, which was partially offset by a 2.5% decrease in average volume of such balances from (Won)2,749 billion in 2001 to (Won)2,681 billion in 2002. Overall, the average yield on our loans decreased 149 basis points from 8.78% to 7.29% principally due to the decline in the general levels of interest rates in Korea from 2001 to 2002. The average volume of our loans increased principally due to increased demand for consumer loan products, as well as our increased focus on providing these loan products to customers.

Our securities portfolio consists primarily of investment securities, of which a substantial majority were debt securities issued by government-owned or -controlled enterprises or financial institutions (including the KDIC, the Bank of Korea and the Korea Development Bank). The 6.5% decrease in interest and dividends on investment securities from (Won)1,560 billion in 2001 to (Won)1,458 billion in 2002 was primarily due to a 39 basis point decline in average yields on investment securities from 8.28% in 2001 to 7.89% in 2002 and a 1.9% decrease in the average volume of such securities from (Won)18,846 billion in 2001 to (Won)18,481 billion in 2002. The decline in average yields reflected the lower interest rate environment.

Interest and dividend income from deposits in other banks, from call loans and securities purchased under resale agreements and from trading assets declined by 30.1%, 33.3% and 8.5%, respectively. Average yields declined by 48 basis points on deposits in other banks, by 78 basis points on call loans and securities and by 93 basis points on trading assets, which reflected the lower interest rate environment. Average volumes of deposits in other banks and call loans and securities also decreased, primarily as a result of the redeployment of these assets to more profitable areas such as lending.

Interest Expense.    Interest expense decreased 16.2% from (Won)4,764 billion in 2001 to (Won)3,991 billion in 2002, primarily due to a 17.0% decrease in interest expense on deposits and a 43.1% decrease in interest expense on other borrowed funds. The average cost of interest bearing liabilities declined 143 basis points from 5.70% in

2001 to 4.27% in 2002, which was partially offset by an 11.7% increase in the average balance of those liabilities from (Won)83,572 billion in 2001 to (Won)93,383 billion in 2002, principally due to increased deposits.

The 17.0% decrease in interest expense on deposits from (Won)3,253 billion in 2001 to (Won)2,700 billion in 2002 was primarily the result of:

•	a decline of 152 basis points in the average cost of time deposits (other than certificate of deposit accounts) from 6.61% in 2001 to 5.09% in 2002, partially offset by a 6.5% increase in the average volume of such deposits from (Won)38,789 billion in 2001 to (Won)41,296 billion in 2002;

•	a decline of 72 basis points in the average cost of demand deposits from 1.87% in 2001 to 1.15% in 2002, partially offset by a 24.0% increase in the average volume of such deposits from (Won)15,208 billion in 2001 to (Won)18,862 billion in 2002; and

•	a 52.8% decrease in the average volume of certificate of deposit accounts from (Won)1,327 billion in 2001 to (Won)626 billion in 2002, enhanced by a decline of 162 basis points in the average cost of such accounts from 6.41% in 2001 to 4.79% in 2002.

Overall, the average cost of deposits decreased by 133 basis points from 5.23% to 3.90% due to the decline in the general levels of interest rates in Korea from 2001 to 2002. The average volume of deposits increased primarily due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business process re-engineering project with respect to our commercial banking operations in April 2002.

Interest expense on other borrowed funds, which consist primarily of borrowings from other banks (such as call money), borrowings from our trust accounts, short-term debentures and borrowings from the Bank of Korea, decreased 43.1% from (Won)541 billion in 2001 to (Won)308 billion in 2002 principally due to a decrease in the average cost of such borrowings resulting from the lower interest rate environment in Korea. The average cost of short-term borrowings other than borrowings from the Bank of Korea decreased 335 basis points from 7.52% in 2001 to 4.17% in 2002, which decrease was partially offset by a 13.3% increase in the average volume of such borrowings from (Won)5,862 billion in 2001 to (Won)6,640 billion in 2002. The average cost of borrowings from the Bank of Korea decreased 205 basis points from 4.51% in 2001 to 2.46% in 2002, and the average volume of such borrowings decreased 45.1% from (Won)2,219 billion in 2001 to (Won)1,218 billion in 2002, primarily due to tightened monetary policies of the Bank of Korea.

Interest expense on long-term debt increased 2.0% from (Won)646 billion in 2001 to (Won)659 billion in 2002 principally due to an increase in the average volume of such debt. The average volume of our long-term debt increased 29.6% from (Won)7,808 billion in 2001 to (Won)10,122 billion in 2002 due to our efforts to increase stable funding sources. This increase was partially offset by a 176 basis point decrease in the average cost of our long-term debt from 8.27% in 2001 to 6.51% in 2002 due to the lower interest rate environment and as we replaced maturing long-term debt with lower cost long-term debt.

Interest expense on secured borrowings remained relatively constant between (Won)285 billion in 2001 and (Won)286 billion in 2002. The average volume of secured borrowings increased 8.6% from (Won)4,603 billion in 2001 to (Won)5,001 billion in 2002, principally as a result of new asset securitization transactions in respect of credit card receivables that we entered into in 2002. Under U.S. GAAP, transfers of assets through securitizations where control of the assets has not been surrendered are not treated as sale transactions. Instead, the assets remain on our balance sheet, and the securitization proceeds are accounted for as secured borrowings. This increase was partially offset by a 43 basis point decrease in the average cost of our secured borrowings from 6.17% in 2001 to 5.74% in 2002, primarily due to the lower interest rate environment.

Net interest margin.    Net interest margin represents the ratio of net interest income to average interest earning assets. From 2001 to 2002, our overall net interest margin increased from 2.81% to 3.07%, as our net interest income increased 22.5% from (Won)2,416 billion to (Won)2,959 billion, while the average volume of our interest earning assets increased 12.2% from (Won)86,007 billion to (Won)96,485 billion. While the growth in average interest earning assets was matched by a 11.7% increase in average interest bearing liabilities from (Won)83,573 billion in 2001 to (Won)93,382 billion in 2002, the decrease in interest expense outpaced the decrease in interest and dividend income, resulting in the growth in net interest income. This growth reflected an increase in net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, from 2.65% in 2000 to 2.93% in 2002. The increase in net interest spread, in turn, resulted from a larger decline in the average cost of interest bearing liabilities from 2001 to 2002, particularly for time deposits, demand deposits and short-term borrowings where growth in average volume was largest, compared to the decline in the average yield on interest earning assets, which was slowed by average volume increases in commercial and industrial loans and higher margin segments such as consumer loans, as well as increases in average yields on interest earning credit card balances.

Comparison of 2001 to 2000

Interest and dividend income.    Interest and dividend income increased 21.3% from (Won)5,919 billion in 2000 to (Won)7,180 billion in 2001, primarily due to a 25.3% increase in interest on loans and 40.3% increase in interest and dividends on investment securities. These increases reflected in part the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, effective December 29, 2000. The average balance of our interest earning assets increased 28.2% from (Won)67,090 billion in 2000 to (Won)86,007 billion in 2001, principally due to these acquisitions as well as organic growth in our loan portfolio, which more than offset a decline in average yields on interest earning assets from 8.82% in 2000 to 8.35% in 2001.

The 25.3% increase in interest on loans from (Won)4,149 billion in 2000 to (Won)5,199 billion in 2001 was primarily the result of:

•	a 104.1% increase in average volume of general purpose household loans from (Won)5,980 billion in 2000 to (Won)12,205 billion in 2001, partially offset by a decline of 269 basis points in average yields on such loans from 10.77% in 2000 to 8.08% in 2001;

•	a 17.1% increase in average volume of commercial and industrial loans from (Won)24,361 billion in 2000 to (Won)28,516 billion in 2001, enhanced by an increase of 3 basis points in average yields on such loans from 7.77% in 2000 to 7.80% in 2001;

•	a 155.0% increase in average volume of interest earning credit card balances, from (Won)1,078 billion in 2000 to (Won)2,749 billion in 2001, partially offset by a decline of 330 basis points in average yields on such credit card balances from 23.56% in 2000 to 20.26% in 2001; and

•	a 155.5% increase in average volume of mortgage and home equity loans from (Won)438 billion in 2000 to (Won)1,119 billion in 2001, enhanced by an increase of 95 basis points in average yields on such loans from 7.99% in 2000 to 8.94% in 2001.

The average volume of our loans increased principally due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, as well as increased consumer loan and credit card demand as economic conditions, and therefore consumer demand, in Korea improved. In the acquisitions, we acquired loans from Kyongnam Bank, Kwangju Bank and Peace Bank of Korea (prior to deducting allowance for loan losses) in an aggregate amount of (Won)11,794 billion, including (Won)7,719 billion of commercial and industrial loans, (Won)1,366 billion of credit card balances and (Won)2,709 billion of consumer loans as of December 29, 2000. Our average volume growth in interest earning credit card balances and consumer loans also reflected our increased effort to market these retail products and, in the case of credit card balances, government incentives to promote credit card usage. A substantial portion of the increase in outstanding interest earning credit card balances was attributable to an increase in cash advances. Our average yield on loans decreased 54 basis points from 9.32% to 8.78% principally due to the decline in the general levels of interest rates in Korea from 2000 to 2001.

The 40.3% increase in interest and dividends on investment securities from (Won)1,112 billion in 2000 to (Won)1,560 billion in 2001 was primarily due to a 42.4% increase in the average volume of investment securities from (Won)13,231 billion in 2000 to (Won)18,846 billion in 2001. This increase, which was primarily due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, was partially offset by a 12 basis point decline in average yields on investment securities from 8.40% in 2000 to 8.28% in 2001 reflecting the lower interest rate environment.

Interest income from our deposits with other financial institutions declined 59.4% from (Won)303 billion in 2000 to (Won)123 billion in 2001. This decline resulted from both a 316 basis point decline in average yields on such deposits from 7.82% in 2000 to 4.66% in 2001 and a decline in the average volume of such deposits from (Won)3,875 billion in 2000 to (Won)2,639 billion in 2001. The decline in average yields reflected the lower interest rate environment, while the decline in the average volume of such deposits resulted primarily from the redeployment of these assets to more profitable areas such as lending.

Interest income from our trading assets declined 23.7% from (Won)308 billion in 2000 to (Won)235 billion in 2001. This decline resulted from both a decline in the average volume of such assets from (Won)4,780 billion in 2000 to (Won)3,781 billion in 2001, and a 22 basis point decline in average yields on such assets from 6.44% in 2000 to 6.22% in 2001. The decline in the average volume of such assets resulted primarily from the redeployment of these assets to more profitable areas such as lending, while the decline in average yields reflected the lower interest rate environment.

Interest Expense.    Interest expense increased 8.1% from (Won)4,406 billion in 2000 to (Won)4,764 billion in 2001, primarily due to a 6.9% increase in interest expense on deposits and a 92.6% increase in interest expense on secured borrowings. The average balance of our interest bearing liabilities increased 32.6% from (Won)63,013 billion in 2000 to (Won)83,572 billion in 2001, principally due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, as well as increased deposits, which more than offset a 129 basis point decline in average cost of interest bearing liabilities from 6.99% in 2000 to 5.70% in 2001.

The 6.9% increase in interest expense on deposits from (Won)3,043 billion in 2000 to (Won)3,253 billion in 2001 was primarily the result of:

•	a 41.3% increase in average volume of time deposits (other than certificate of deposit accounts) from (Won)27,460 billion in 2000 to (Won)38,789 billion in 2001, partially offset by a decline of 139 basis points in the average cost of such deposits from 8.00% in 2000 to 6.61% in 2001; and

•	a 291.2% increase in the average volume of mutual installment deposits from (Won)193 billion in 2000 to (Won)755 billion in 2001, partially offset by a decline of 48 basis points in the average cost of such deposits from 8.29% in 2000 to 7.81% in 2001.

These increases were partially offset by a decline of 222 basis points in the average cost of demand deposits from 4.09% in 2000 to 1.87% in 2001, partially offset by a 33.1% increase in the average volume of such deposits from (Won)11,424 billion in 2000 to (Won)15,208 billion in 2001. The average volume of deposits increased primarily due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, as well as increased customer use of higher rate time deposits, which we promoted in a declining interest rate environment. In these acquisitions, we acquired deposits from Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, in an aggregate amount of (Won)12,670 billion, including time deposits other than certificates of deposit of (Won)8,519 billion and demand deposits of (Won)3,704 billion as of December 29, 2000. The average cost of deposits decreased by 142 basis points from 6.65% to 5.23% principally due to the decline in the general levels of interest rates in Korea from 2000 to 2001.

The 92.6% increase in interest expense on secured borrowings from (Won)148 billion in 2000 to (Won)285 billion in 2001 was primarily the result of an increase in the average volume of such borrowings. The average volume of secured borrowings increased 135.0% from (Won)1,959 billion in 2000 to (Won)4,603 billion in 2001, principally as a result of the new asset securitization transactions we entered into in 2001. This increase was partially offset by a decline of 138 basis points in the average cost of such deposits from 7.55% in 2000 to 6.17% in 2001 primarily due to the lower interest rate environment in Korea.

Interest expense on long-term debt increased 3.4% from (Won)625 billion in 2000 to (Won)646 billion in 2001 principally due to an increase in the average volume of such debt. The average volume of our long-term debt increased 11.6% from (Won)6,995 billion in 2000 to (Won)7,808 billion in 2001 due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea. This increase was partially offset by a 66 basis point decline in the average interest rate paid on our long-term debt from 8.93% in 2000 to 8.27% in 2001 as we replaced maturing long-term debt with lower cost long-term debt.

Interest expense on other borrowed funds decreased 2.0% from (Won)552 billion in 2000 to (Won)541 billion in 2001 principally due to a decrease in the average volume and rate of borrowings from the Bank of Korea. The average volume of borrowings from the Bank of Korea decreased 35.3% from (Won)3,432 billion in 2000 to (Won)2,219 billion in 2001, primarily due to tightened monetary policies of the Bank of Korea, and the average cost of such borrowings decreased 216 basis points from 6.67% in 2000 to 4.51% in 2001 primarily due to the lower interest rate environment. This decrease was partially offset by an increase in the average volume of other short-term borrowings, which increased 44.7% from (Won)4,051 billion in 2000 to (Won)5,862 billion in 2001 primarily due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea, which in turn was partially offset by a 45 basis point decrease in the average cost of such borrowings from 7.97% in 2000 to 7.52% in 2001 primarily due to the lower interest rate environment.

Net interest margin.    From 2000 to 2001, our overall net interest margin increased from 2.25% to 2.81%, as our net interest income increased 59.7% from (Won)1,513 billion to (Won)2,416 billion, while the average volume of our interest earning assets increased 28.2% from (Won)67,091 billion to (Won)86,007 billion. While the growth in average interest earning assets was matched by a 32.6% increase in average interest bearing liabilities from (Won)63,013 billion in 2000 to (Won)83,573 billion in 2001, the increase in interest and dividend income outpaced the increase in interest expense, resulting in the growth in net interest income. This growth reflected an increase in net interest spread from 1.83% in 2000 to 2.65% in 2001. The increase in net interest spread, in turn, resulted from a larger decline in the average cost of interest bearing liabilities from 2000 to 2001, particularly for time deposits where growth in average volume was concentrated, compared to the decline in the average yield on interest earning assets, which was slowed by average volume increases in higher margin segments such as credit cards and consumer loans and in commercial and industrial loans where the decrease in average yields was relatively small. The decline in the average yield on interest earning assets was smaller than it would have otherwise been as a result of significant charge-offs of loans in 2001. In addition, compared to 2000, in 2001 we received more payments of interest on credit card loans and fees on cash advances, which were generally at higher rates of interest than many of our other loans.

Provision for Loan Losses

We use provisions for loan losses to bring our allowance for loan losses to a level we deem appropriate. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities  —Asset Quality—Provisioning Policy.”

Comparison of 2002 to 2001

Our provision for loan losses increased from (Won)1,114 billion in 2001 to (Won)1,247 billion in 2002. This increase was principally due to an increase in provisions of (Won)468 billion in respect of our credit card receivables, due to the growth in outstanding credit card balances as well as a deterioration in the asset quality of our existing credit card portfolio. This increase was partially offset by (Won)353 billion of decreased provisions in respect of our corporate loan portfolio due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loans in 2002 compared to 2001.

Our loan charge-offs, net of recoveries, decreased 49.8% from (Won)4,052 billion in 2001 to (Won)2,036 billion in 2002 primarily due to a (Won)2,355 billion decrease in net charge-offs of corporate loans and a (Won)161 billion decrease in net charge-offs relating to foreign loans. This decrease was partially offset by a (Won)338 billion increase in charge-offs of allowance relating to loans sold and a (Won)162 billion increase in net charge-offs relating to credit card balances and consumer loans. Our charge-offs of corporate loans decreased due to an overall improvement in the asset quality of our corporate loans in 2002 compared to 2001. Despite these lower net charge-offs, impaired corporate loans decreased 31.4% from (Won)9,122 billion as of December 31, 2001 to (Won)6,262 billion as of December 31, 2002 as a result of principal repayments on and disposals of such loans. Our charge-offs of allowance relating to loans sold increased as we sold more loans in 2002 than we did in 2001. Despite increased net charge-offs of credit card balances and consumer loans, however, significant increases in credit card balances, particularly cash advances, and increased overdue balances in our credit card portfolio, which increased 113.4% from (Won)330 billion as of December 31, 2001 to (Won)705 billion as of December 31, 2002, resulted in higher provisioning for our consumer credit operations.

Our provision for guarantees and acceptances changed from a reversal of provision of (Won)159 billion in 2001 to a provision of (Won)106 billion in 2002. This change resulted primarily from an increase in the issuance of new guarantees and acceptances in 2002 and a determination that no additional reversals of previously made provisions was required in 2002, unlike 2001.

With respect to our other provisions, we recorded a provision of (Won)173 billion in 2001 compared to a provision of (Won)146 billion in 2002. These provisions included (Won)18 billion of provision for repurchase obligations in 2001 and (Won)52 billion of provision for repurchase obligations in 2002. The increase in provision for repurchase obligations of (Won)34 billion was due to further deterioration of the loans we sold to KAMCO that were subject to repurchase obligations, which consequently increased the potential loss we would expect to incur were we required to repurchase those loans. Other than the provision for repurchase obligations, other provisions consisted primarily of a provision for losses on other assets, such as accounts receivable or security deposits, and losses on litigation. The decrease in these provisions of (Won)61 billion was primarily as a result of losses on accounts receivable in 2001 that did not recur to the same extent in 2002.

Comparison of 2001 to 2000

Our provision for loan losses decreased from (Won)1,434 billion for 2000 compared to (Won)1,114 billion in 2001. Provisions in respect of our corporate loan portfolio decreased due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loans in 2001 compared to 2000. This decrease was partially offset by increased provisions in respect of our credit card receivables primarily due to the growth in outstanding credit card balances as well as an increase in delinquencies in our credit card portfolio.

Our loan charge-offs, net of recoveries, increased 53.1% from (Won)2,647 billion in 2000 to (Won)4,052 billion in 2001. Of the (Won)1,405 billion increase, (Won)811 billion, (Won)390 billion, (Won)118 billion and (Won)64 billion represented increases in net charge-offs of corporate loans, allowance relating to loans sold, foreign loans and outstanding credit card balances, respectively. Our charge-offs of corporate loans increased due primarily to the further deterioration of the credit quality of our exposures to several large corporate borrowers relating to specific events occurring in 2001. Following these higher net charge-offs, impaired corporate loans decreased 23.7% from (Won)11,956 billion as of December 31, 2000 to (Won)9,122 billion as of December 31, 2001. Our charge-offs of allowance relating to loans sold increased as we sold more loans in 2001 than we did in 2000. However, even after net charge-offs, significant increases in credit card balances, particularly cash advances, as well as an increase in delinquencies in our credit card portfolio, resulted in higher provisioning for our consumer credit operations.

Our provision for guarantees and acceptances changed from a reversal of provision of (Won)239 billion in 2000 to a reversal of provision of (Won)159 billion in 2001. These reversals of provisions resulted from subsequent changes in our estimation of losses related to guarantees and acceptances. As of January 1, 2000, our outstanding guarantees and acceptances principally consisted of (Won)1,519 billion of financial guarantees, (Won)1,371 billion of performance guarantees, (Won)3,517 billion of commercial letters of credit and (Won)2,773 billion of acceptances. Financial guarantees are used in various transactions to enhance the credit standing of our customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that we will make payment in the event that our customers fail to fulfill their obligations to third parties. Those financial obligations principally consist of standby letters of credit, and credit enhancement for debtors with respect to their borrowings and bonds issued. Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of those projects in accordance with contract terms. They are also issued to support our customers’ obligation to supply specified products, commodities, or maintenance or other services to third parties. Commercial letters of credit, which are written undertakings by us on behalf of a customer authorizing a third party to draw drafts on us up to a stipulated amount under specified terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk. Acceptances are time drafts that we honor, and our customers use them primarily to finance their international trade obligations.

We have granted our outstanding guarantees and acceptances principally to Korean companies. At  January 1, 2000, we had (Won)1,379 billion of guarantees and acceptances outstanding to companies whose financial condition and creditworthiness had deteriorated after we had provided the guarantee or acceptance and whose related loans outstanding to us we had determined to be impaired. These companies included affiliates of the former Daewoo Group, Kohap Corporation, and Kabool, Ltd., all of which were experiencing significant financial difficulties. Because of the financial difficulties of these companies, our expectation that the guarantees would be drawn had increased. We determined our allowance for guarantees and acceptances as of January 1, 2000 based primarily on the facts and circumstances that existed at that time. Such circumstances included the recent failures of a number of chaebols, or Korean conglomerates, as well as the then-current condition of the Korean economy and the increased bankruptcy rates in Korea. Other specific circumstances we considered in determining our allowance for guarantees and acceptances included the general deterioration in the quality of loans and guarantees as a result of the then-recent Asian financial crisis and the bankruptcy and restructuring of the distressed companies discussed above, which began in 1999. We applied our normal process to determine the appropriate level of allowance which, in the case of these guarantees and acceptances, consisted of applying the discounted cash flow method since we had concluded that these guarantees and acceptances were exposed to credit risks similar to the related impaired loans. As a result of this analysis, at January 1, 2000 we had an allowance of (Won)416 billion in connection with the (Won)534 billion of guarantees and acceptances related to the former Daewoo Group companies and an allowance of (Won)538 billion in connection with the remaining (Won)845 billion of guarantees and acceptances related to the other distressed companies discussed above. In addition, we provided an allowance of (Won)223 billion in connection with guarantees and acceptances for which we deemed it probable that a loss related to the outstanding guarantee or acceptance had been incurred, but which we had granted to companies where we did not deem related loans to be impaired. The total amount of these guarantees and acceptances outstanding at January 1, 2000 was (Won)7,801 billion.

Several factors and trends in 2000 and 2001 caused us to change our loss estimates relating to guarantees and acceptances, which caused us to reverse our provisions as the credit quality of the guarantees and acceptances improved and our estimate of probable losses decreased. In particular, the Korean economy improved more rapidly than we had anticipated. The actual growth in Korea’s gross domestic product and decline in bankruptcy rates both exceeded our previous internal estimates. For example, we had expected the economy to grow at a rate of 6.4% in 2000 based on then-available economic data, while the actual growth rate was 9.3%. Bankruptcy rates also declined from 0.33% in 1999 to 0.26% in 2000 to 0.23% in 2001. In addition, a number of distressed companies, including the companies of the former Daewoo Group, entered into restructuring and workout proceedings in 2000 and 2001, providing greater clarity with regard to their financial position. Our actual losses with respect to the guarantees and acceptances we had previously extended were lower than our estimate of probable losses due to the expanding economy and declining bankruptcy rates. Furthermore, the amount of guarantees that expired unused during 2000 and 2001 was larger, as a percentage of the amount of guarantees that we had expected to fund, than we had originally estimated, which caused us to reverse provisions that had been made against those expired guarantees and acceptances. As a result of these factors, we determined in each of 2000 and 2001 that a portion of our allowances for losses on guarantees and acceptances were no longer needed and reversed the related portions of the provisions we had initially allocated during those years. Our new provisions for guarantees and acceptances also decreased as the volume of new guarantees and acceptances declined in both 2000 and 2001 and the conditions which caused us to estimate losses improved.

With respect to our other provisions, we recorded a provision of (Won)68 billion in 2000 compared to a provision of 173 billion in 2001. These provisions included (Won)65 billion of reversal of provision for repurchase obligations in 2000 and (Won)18 billion of provision for repurchase obligations in 2001. The reversal of provision in 2000 in respect of repurchase obligations related primarily to subsequent changes in our estimation of losses with respect to loans we sold to KAMCO with recourse. The provision in 2001 in respect of repurchase obligations was due to further deterioration of the loans we sold to KAMCO that were subject to repurchase obligations. Other than the provision for repurchase obligations, other provisions in 2000 consisted primarily of a provision for losses on security deposits. Other provisions increased in 2001 primarily due to increased losses on accounts receivable.

Allowance for Loan Losses

We seek to maintain our allowance for loan losses at a level that we believe is sufficient to absorb estimated probable losses inherent in our loan portfolio, based on our continuing review and evaluation of that portfolio. For a discussion of allowance for loan losses, see “Item 4B. Business Overview—Assets and Liabilities—Asset Quality of Loans—Allocation of Allowances for Loan Losses.”

Corporate Loans.    We establish specific allowances for loan losses for corporate loans based on whether a particular loan is impaired or not. In addition, we establish an allowance for loan losses for corporate loans that are not deemed to be impaired using an expected loss methodology, which takes into account the default probability and the potential severity of any resulting loss. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality—Provisioning Policy.” The following table shows, for the periods indicated, certain information regarding our impaired corporate loans.

	As of December 31,
	2000	2001	2002
Impaired corporate loans as a percentage of total corporate loans	25.62%	22.44%	13.06%
Allowance for loan losses for corporate loans as a percentage of total corporate loans	13.55	9.92	6.24
Allowance for loan losses for corporate loans as a percentage of impaired corporate loans	52.90	44.18	47.78

During 2002, impaired corporate loans and the level of allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, decreased due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loans. The level of allowance for loan losses for corporate loans as a percentage of impaired corporate loans increased due to the growth in our corporate loan portfolio, which resulted in an increase in the allowance for loan losses, and the decrease in the level of impaired loans as a percentage of total corporate loans.

During 2001, impaired corporate loans and allowance for loan losses for corporate loans, in each case as a percentage of total corporate loans, as well as the level of allowance for loan losses for corporate loans as a percentage of impaired loans, decreased due to increased charge-offs of impaired corporate loans.

Consumer Credits.    For consumer credits (including consumer loans and outstanding credit card balances), we establish allowances for loan losses using an expected loss methodology, based primarily on our historical loss experience. See “Item 4B. Business Overview—Assets and Liabilities—Asset Quality—Provisioning

Policy.” The following table shows, for the periods indicated, certain information regarding our non-performing credits to the consumer sector.

	As of December 31,
	2000	2001	2002
Non-performing consumer credits as a percentage of total consumer credits	1.43%	1.60%	1.42%
Allowance for loan losses for consumer credits as a percentage of total consumer credits	0.99	1.43	2.41
Allowance for loan losses for consumer credits as a percentage of non-performing consumer credits	69.12	89.40	170.38

During 2002, non-performing consumer credits as a percentage of total consumer credits decreased due to substantial growth in the consumer credit portfolio. The level of allowance for loan losses for consumer credits as a percentage of both total consumer credits and non-performing consumer credits increased as we increased our allowance for existing and new consumer loans and credit card balances as a result of continuing increases in delinquencies and non-performing credits in our consumer credit portfolio.

During 2001, despite higher charge-offs, non-performing consumer credits and the level of allowance for loan losses for consumer credits, in each case as a percentage of total consumer credits, as well as the level of allowance for loan losses for consumer credits as a percentage of non-performing consumer credits, increased as we increased our allowance for existing and new consumer loans and credit card balances as a result of continuing increases in delinquencies and non-performing credits in our consumer credit portfolio.

Non-Interest Income

The following table sets forth for the periods indicated the components of our non-interest income.

	Year ended December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Fees and commission income	(Won)	416	(Won)	659	(Won)	1,105	58.4%	67.7%
Net trading revenue		84		67		265	(20.2)	295.5
Trust fees, net		112		48		62	(57.1)	29.2
Net gain (loss) on investment securities (1)		(265)		(264)		35	(0.4)	N/M
Other non-interest income		390		536		318	37.4	(40.7)

Total non-interest income	(Won)	737	(Won)	1,046	(Won)	1,785	41.9	70.7

(1)	N/M = not meaningful.

Comparison of 2002 to 2001

Non-interest income increased 70.7% from (Won)1,046 billion in 2001 to (Won)1,785 billion in 2002. This increase was primarily attributable to:

•	a (Won)446 billion increase in fees and commission income from (Won)659 billion in 2001 to (Won)1,105 billion in 2002;

•	a (Won)299 billion increase in net gain on investment securities from a loss of (Won)264 billion in 2001 to a gain of (Won)35 billion in 2002; and

•	a (Won)198 billion increase in net trading revenue from (Won)67 billion in 2001 to (Won)265 billion in 2002.

These increases were partially offset by a 40.7% decline in other non-interest income from (Won)536 billion in 2001 to (Won)318 billion in 2002.

Fees and commission income consists of commissions received on credit card transactions, currency transfers and remittances and letters of credit and other fees and commissions. The 67.7% increase in such income was primarily due to a (Won)275 billion increase in commissions on currency transfers, which was attributable principally to an increase in commission rates, and a (Won)154 billion increase in commissions on credit card transactions, which was attributable principally to an increase in the number and charge volume of our credit cards as a result of increased consumer spending.

Net gain on investment securities represents net realized gains (or losses) and impairment losses on securities in our investment portfolio. The change from a loss on investment securities in 2001 to a gain in 2002 resulted primarily from a (Won)278 billion change in investment gains from debt securities from a net loss of (Won)189 billion in 2001 compared to a net gain of (Won)89 billion in 2002 due mainly to a decrease in impairment losses on our investment debt securities, as well as a (Won)30 billion increase in net gain on beneficiary certificates from (Won)6 billion in 2001 to (Won)36 billion in 2002 due to improved trading market conditions in Korea. These increases were partially offset by a (Won)10 billion increase in net loss on equity securities in 2002.

Net trading revenue represents net realized and unrealized gains (or losses) on securities and derivatives in our trading portfolio. The change from a loss to a gain in net trading revenue resulted from a change from a net loss of (Won)198 billion on debt securities in 2001 compared to a net gain of (Won)105 billion in 2002 due to the decrease in market interest rates which increased the value of our debt securities. This increase was partially offset by a (Won)52 billion decrease in trading revenue from derivative instruments, a (Won)28 billion decrease in trading revenue from beneficiary certificates, a (Won)11 billion decrease in trading revenue from foreign exchange contracts and a (Won)15 billion increase in net loss on equity securities from (Won)24 billion in 2001 to (Won)39 billion in 2002.

Other non-interest income consists of gain on sales of loans, gain on disposal of premises and equipment and various other items. The 40.7% decrease in such income was primarily due to an (Won)81 billion decrease in gains on sales of loans, attributable principally to sales of loans by Woori Investment Bank to KAMCO in 2001 which generated gains that were not repeated in 2002, as well as a (Won)45 billion decrease in gain on disposal of premises and equipment and a (Won)91 billion decrease in various other non-interest income items. The gains on sales of loans by Woori Investment Bank to KAMCO in 2001, which were made on a non-recourse basis, were primarily the result of a subsequent increase in their fair value at the time of their sale as compared to the book value of the loans when initially purchased by Woori Investment Bank.

Comparison of 2001 to 2000

Non-interest income increased 41.9% from (Won)737 billion in 2000 to (Won)1,046 billion in 2001. This increase was principally attributable to:

•	a (Won)243 billion increase in fees and commission income from (Won)416 billion in 2000 to (Won)659 billion in 2001; and

•	a (Won)146 billion increase in other non-interest income from (Won)390 billion in 2000 to (Won)536 billion in 2001.

These increases were partially offset by a (Won)66 billion decrease in net trust fees from (Won)112 billion in 2000 to (Won)48 billion in 2001 and a (Won)17 billion decrease in net trading revenue from (Won)84 billion in 2000 to (Won)67 billion in 2001.

The 58.4% increase in fee and commission income was primarily due to a (Won)222 billion increase in commissions on credit cards, which was attributable principally to an increase in the number and charge volume of our credit cards, including as a result of the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea.

The 37.4% increase in other non-interest income was primarily due to a (Won)135 billion increase in gains on sales of loans, which was attributable principally to the sales of loans by Woori Investment Bank to KAMCO in 2001 described above, and a (Won)89 billion increase in various other non-interest income items. The increase was partially offset by a (Won)79 billion decrease in gain on disposal of premises and equipment, which was attributable principally to decreased sales of unused premises and equipment.

Trust fees consist of fees we receive for managing trust account assets, based on assets under management and the performance of the trusts, and penalty payments we receive when customers terminate their trust accounts prior to the end of the fixed term, net of trust account management expenses. The 57.1% decrease in trust fees resulted primarily from a decrease in the volume of trust accounts we manage. For further information on our trust accounts, see “Item 4B. Business Overview—Asset Management.”

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense.

	Year ended December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Salaries and employee benefits	(Won)	353	(Won)	540	(Won)	722	53.0%	33.7%
Other administrative expenses		445		562		840	26.3	49.5
Fees and commissions		109		148		454	35.8	206.8
Depreciation and amortization		246		340		228	38.2	(32.9)
Other non-interest expenses		583		491		335	(15.8)	(31.8)

Total non-interest expense	(Won)	1,736	(Won)	2,081	(Won)	2,579	19.9	23.9

Comparison of 2002 to 2001

Non-interest expense increased 23.9% from (Won)2,081 billion in 2001 to (Won)2,579 billion in 2002. This increase was due to:

•	a (Won)306 billion increase in fees and commission expenses from (Won)148 billion in 2001 to (Won)454 billion in 2002;

•	a (Won)278 billion increase in administrative expenses from (Won)562 billion in 2001 to (Won)840 billion in 2002; and

•	a (Won)182 billion increase in salaries and employee benefits from (Won)540 billion in 2001 to (Won)722 billion in 2002.

These increases were partially offset by a (Won)112 billion decrease in depreciation and amortization from (Won)340 billion in 2001 to (Won)228 billion in 2002 and a (Won)156 billion decrease in other non-interest expenses from (Won)491 billion in 2001 to (Won)335 billion in 2002.

Fees and commission expenses consist primarily of fees paid on remittances and collections, fees paid on credit cards and fees paid on letters of credit. The 206.8% increase in fees and commission expenses was primarily due to a (Won)230 billion increase in fees and commission expenses relating in part to new operating expenses of Woori Finance Information System Co., which commenced operations in September 2001, as well as increased payments to third parties as a result of growth in our operations, and an (Won)82 billion increase in fees and commission expenses relating to our credit card operations, as the number and charge volume of our credit cards increased.

The 49.5% increase in other administrative expenses, which include various general and administrative expenses, was primarily attributable to expenses arising in connection with the brand integration of our subsidiaries in 2002, as well as growth in our operations.

Salaries and employee benefits increased 33.7% primarily as a result of increased salary and bonus levels, principally at Woori Bank.

The 32.9% decrease in depreciation and amortization was principally consisted of a decrease of (Won)75 billion in amortization of intangible assets resulting from lower amortization of core deposit intangible assets, which we amortize on an accelerated basis, and a decrease of (Won)36 billion in depreciation of premises and equipment.

Other non-interest expense consists of loss on sales of loans, loss on disposal of premises and equipment, guarantee payments on trust accounts and various other items. The 31.8% decrease in such expense was due to a (Won)120 billion decrease in losses on disposal of premises and equipment, which was attributable principally to decreased sales of unused premises and equipment and a (Won)98 billion decrease in various other non-interest expense items. These decreases were partially offset by a (Won)62 billion increase in losses on sales of loans, which was attributable principally to the sale of loans to KAMCO, which generated losses that were not incurred in 2001.

Comparison of 2001 to 2000

Non-interest expense increased 19.9% from (Won)1,736 billion in 2000 to (Won)2,081 billion in 2001. This increase was due to:

•	a (Won)187 billion increase in salaries and employee benefits from (Won)353 billion in 2000 to (Won)540 billion in 2001;

•	a (Won)117 billion increase in administrative expenses from (Won)445 billion in 2000 to (Won)562 billion in 2001;

•	a (Won)94 billion increase in depreciation and amortization from (Won)246 billion in 2000 to (Won)340 billion in 2001; and

•	a (Won)39 billion increase in fees and commission expenses from (Won)109 billion in 2000 to (Won)148 billion in 2001.

These increases were partially offset by a (Won)92 billion decrease in other non-interest expenses from (Won)583 billion in 2000 to (Won)491 billion in 2001.

Salaries and employee benefits increased 53.0% principally due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea. Excluding salaries and employee benefits of (Won)118 billion attributable to those operations, salaries and employee benefits increased from (Won)353 billion in 2000 to (Won)422 billion in 2001. The main reason for this increase was increased salary and bonus levels.

The 26.3% increase in other administrative expenses was primarily attributable to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea.

The 38.2% increase in depreciation and amortization was principally due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea. This increase consisted of an increase of (Won)56 billion in amortization of intangible assets resulting from the amortization of core deposit intangible assets acquired in the acquisitions and an increase of (Won)37 billion in depreciation of premises and equipment resulting from the increase in assets in connection with the acquisitions.

The 35.8% increase in fees and commission expenses was primarily due a (Won)59 billion increase in fees and commission expenses relating to our credit card operations, as the number and charge volume of our credit cards increased, including due to the acquisition of Kyongnam Bank, Kwangju Bank and Peace Bank of Korea.

The 15.8% decrease in other non-interest expense was due to a (Won)159 billion decrease in losses on sales of loans, attributable principally to sales of loans by Woori Bank to KAMCO in 2000, which generated losses that were not repeated in 2001. This decrease was partially offset by a (Won)60 billion increase in various other non-interest expense items.

Income Tax Expense

Only a small portion of our income tax expense constitutes income taxes actually paid by our subsidiaries and us. Because certain of our subsidiaries, including Woori Bank, have significant net operating loss carry-forwards relating to their operations prior to our acquisition of those subsidiaries, the substantial majority of our income tax expense is applied, in effect, to reduce our deficit equity, which is a component of our additional paid-in capital. This accounting treatment will be allowed with respect to the income tax expense of those subsidiaries so long as pre-acquisition net operating loss carry-forwards remain with respect to those subsidiaries. See Note 31 of the notes to our consolidated financial statements included elsewhere in this registration statement.

Comparison of 2002 to 2001

Income tax expense increased (Won)40 billion from (Won)323 billion in 2001 to (Won)363 billion in 2002, principally as a result of the increase in our income before tax expense and minority interest expense in 2002 compared to 2001. The statutory tax rate was 30.8% in 2001 and 29.7% in 2002. Our effective tax rates were 127.2% in 2001 and 54.6% in 2002, which were higher than our statutory rates principally as a result of the fact that taxes are calculated for each of our subsidiaries individually. As a result, losses incurred by our subsidiaries cannot be offset against profits earned by other subsidiaries or us, and profits earned by our subsidiaries cannot be offset against losses incurred by other subsidiaries or us. Accordingly, although our net income reflects the consolidation of these gains and losses, our effective tax rate is higher because our profitable subsidiaries generally incur income tax expense despite losses incurred by other subsidiaries.

Comparison of 2001 to 2000

Income tax expense increased (Won)261 billion from (Won)62 billion in 2000 to (Won)323 billion in 2001, principally as a result of the change in our income before income tax expense and minority interest expense from a loss in 2000 to income in 2001. The statutory tax rate was 30.8% in 2000 and 2001. Despite our (Won)750 billion loss before income tax expense and minority interest in 2000, we incurred income tax expense of (Won)62 billion in that year, while our effective tax rate was 127.2% in 2001. Although we incurred a net loss in 2000, taxes are calculated for each of our subsidiaries individually. As a result, losses incurred by our subsidiaries cannot be offset against profits earned by other subsidiaries or us, and profits earned by our subsidiaries cannot be offset against losses incurred by other subsidiaries or us.

Income from Discontinued Operations After Tax

Comparison of 2002 to 2001

Income from discontinued operations after tax represents that portion of our net income derived from the operations of Hanvit Leasing and its subsidiaries and a subsidiary of Woori Investment Bank, Central Telecom Capital Inc., which are subsidiaries that we disposed of or agreed to dispose of in 2002. Income from discontinued operations changed from a net loss of (Won)59 billion in 2001 to net income of (Won)718 billion in 2002. This increase was primarily attributable to gain on forgiveness of outstanding debt of Hanvit Leasing by its creditors in connection with its debt restructuring in 2002. In addition, we recorded (Won)68 billion of gain (net of tax) as “gain on disposal of discontinued components” in connection with our disposal of Hanvit Leasing and its subsidiaries in 2002. This gain represented the aggregate sales proceeds of (Won)119 billion minus the (Won)23 billion by which the (Won)534 billion carrying amount of the assets sold exceeded the (Won)511 billion carrying amount of the liabilities sold, after tax expense of (Won)28 billion. We also recorded (Won)5 billion (net of tax) as “loss on disposal of discontinued components” in our consolidated income statement for 2002 in relation to our disposal of our interest in Central Telecom Capital Inc.

Comparison of 2001 to 2000

Income from discontinued operations after tax declined from (Won)477 million in 2000 to a net loss of (Won)59 billion in 2001. This decrease was primarily attributable to the decline in the performance of our leasing subsidiaries during 2001.

Net Income (Loss)

Due to the above, our net income was (Won)1,014 billion in 2002, compared to a net loss of (Won)132 billion in 2001 and a net loss of (Won)815 billion in 2000.

Results by Principal Business Segment

We are organized into six operational business segments: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card, Woori Investment Bank and other operations. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The following table shows, for the periods indicated, our results of operation by segment based on this information.

	Net income (loss) (1) Year ended December 31,						Total operating income (2) Year ended December 31,
	2000		2001		2002		2000		2001		2002
	(in billions of Won)
Woori Bank	(Won)	(2,325)	(Won)	705	(Won)	780	(Won)	11,005	(Won)	8,398	(Won)	7,159
Kyongnam Bank		—		69		82		—		761		790
Kwangju Bank		—		66		75		—		583		593
Woori Credit Card		—		(151)		(151)		—		647		921
Woori Investment Bank		3		35		(11)		223		639		471
Other		—		726		516		—		1,155		1,454

Total (3)	(Won)	(2,322)	(Won)	1,451	(Won)	1,290	(Won)	11,228	(Won)	12,183	(Won)	11,388

(1)	After deduction of income tax and minority interest allocated among each segment.
(2)	Comprises interest and dividend income, non-interest income and extraordinary gain.
(3)	Before eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Woori Bank

Woori Bank provides a wide range of banking and other financial services to large corporations, small- and medium-sized enterprises and individuals in Korea.

	Year ended December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	5,673	(Won)	4,700	(Won)	4,995	(17.2)%	6.3%
Interest expense		4,509		3,285		2,747	(27.2)	(16.4)
Provision for loan losses, guarantees and acceptances		4,246		1,636		1,192	(61.5)	(27.1)
Non-interest income		3,150		3,698		2,165	17.4	(41.5)
Non-interest expense including depreciation and amortization.		4,783		2,826		2,614	(40.9)	(7.5)
Extraordinary gain (1)		2,182		—		—	N/M	—

Net income (loss) before tax and minority interest		(2,533)		651		607	N/M	(6.8)
Income tax expense (credit)		(28)		(75)		(175)	167.9	133.3
Minority interest expense (gain)		(236)		21		2	N/M	90.5

Net income (loss)	(Won)	(2,325)	(Won)	705	(Won)	780	N/M	10.6

(1)	N/M = not meaningful.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment decreased 6.8% from (Won)651 billion in 2001 to (Won)607 billion in 2002. In 2001 and 2002, Woori Bank recognized additional deferred tax assets under Korean GAAP, which resulted in income tax credits. This had a positive effect on net income after tax, which increased 10.6% from (Won)705 billion in 2001 to (Won)780 billion in 2002.

Interest and dividend income from our Woori Bank operations increased 6.3% from (Won)4,700 billion in 2001 to (Won)4,995 billion in 2002, primarily due to an increase in average lending volumes as a result of greater demand for loans and the full-year impact of the transfer of Peace Bank of Korea’s lending business to Woori Bank in December 2001, which were partially offset by a decline in lending volumes as a result of the impact of the transfer of Woori Bank’s credit card business to Woori Credit Card in February 2002. The average volume of Woori Bank’s loans on a non-consolidated basis increased 25.9% from (Won)40,505 billion in 2001 to (Won)50,992 billion in 2002, with the majority of this increase resulting from an increase in the average volume of general purpose household loans and loans to small- and medium-sized enterprises. The increase in interest income resulting from the increased volume of interest earning assets was partially offset by a decline in average yields on interest earning assets resulting from the general decline in market rates in Korea from 2001 to 2002.

Interest expense decreased 16.4% from (Won)3,285 billion in 2001 to (Won)2,747 billion in 2002. The decrease in interest expense primarily resulted from a decline in the average cost of interest bearing liabilities resulting from the general decline in market rates in Korea. The decrease was partially offset by a 26.8% increase in the average volume of deposits on a non-consolidated basis from (Won)42,534 billion in 2001 to (Won)53,923 billion in 2002 due to the full-year impact of the transfer of Peace Bank of Korea’s deposit-taking business to Woori Bank in December 2001 and increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business process re-engineering project with respect to our commercial banking operations in April 2002. Woori Bank’s largest and most important funding source is deposits from individuals.

Net interest income increased 58.9% from (Won)1,415 billion in 2001 to (Won)2,248 billion in 2002. The increase in net interest income reflected an increase in net interest spread, which in turn resulted from a larger decline in the average cost of interest bearing liabilities from 2001 to 2002, particularly for deposits where growth in average volume was large, compared to the decline in the average yield on interest earning assets.

Provision for loan losses, guarantees and acceptances decreased 27.1% from (Won)1,636 billion in 2001 to (Won)1,192 billion in 2002 primarily due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, Woori Bank’s corporate loans in 2002 compared to 2001, as well as the impact of the transfer of Woori Bank’s credit card business to Woori Credit Card in February 2002. This decrease was partially offset by increased minimum provisioning ratios for consumer loans required under new regulations promulgated by the Financial Supervisory Service in 2002 and the growth in Woori Bank’s consumer loan portfolio, including due to the full-year impact of the transfer of Peace Bank of Korea’s banking business to Woori Bank.

Non-interest income decreased 41.5% from (Won)3,698 billion in 2001 to (Won)2,165 billion in 2002 primarily due to decreased gains on sales of loans resulting from reduced sales of non-performing loans, decreases in fee and commission income primarily due to the transfer of Woori Bank’s credit card business to Woori Credit Card in February 2002 and decreases in trust management fees. These decreases were partially offset by increased fee income from account transfer fees and Internet banking.

Non-interest expense, including depreciation and amortization, decreased 7.5% from (Won)2,826 billion in 2001 to (Won)2,614 billion in 2002 primarily due to decreased losses resulting from the impairment of investment securities, decreased losses on sales of loans resulting from reduced sales of non-performing loans and lower depreciation and amortization. These decreases were partially offset by increased salary and bonus levels, principally as a result of wage increases in 2002, and costs relating to Woori Bank’s business process re-engineering.

Comparison of 2001 to 2000

Our net income before tax and minority interest expense for this segment changed from a net loss of (Won)2,533 billion in 2000 to net gain of (Won)651 billion in 2001. In 2000, Woori Bank recognized a minority interest gain of (Won)236 billion relating to the portion of the net loss of Hanvit Leasing allocated to minority shareholders. Hanvit Leasing was deconsolidated from Woori Bank commencing in 2001.

Interest and dividend income from our Woori Bank operations decreased 17.2% from (Won)5,673 billion in 2000 to (Won)4,700 billion in 2001, primarily due to a decline in average interest rates on interest earning assets resulting from the general decline in market rates in Korea from 2000 to 2001. In addition, the average volume of Woori Bank’s loans on a non-consolidated basis decreased 3.1% from (Won)41,821 billion in 2000 to (Won)40,505 billion in 2001, primarily as a result of sales of loans to special purpose companies, including those controlled by us, in connection with securitization transactions. These transactions were recognized as sales for Korean GAAP purposes, but as secured borrowings under U.S. GAAP.

Interest expense decreased 27.2% from (Won)4,509 billion in 2000 to (Won)3,285 billion in 2001, primarily due to a decline in the average cost of interest bearing liabilities resulting from the general decline in market rates in Korea. The average volume of deposits on a non-consolidated basis remained relatively constant at (Won)42,534 billion in 2001 compared to (Won)42,289 billion in 2000.

Net interest income increased 21.6% from (Won)1,164 billion in 2000 to (Won)1,415 billion in 2001 as a result of the increase in net interest spread, which in turn resulted from a larger decline in the average cost of interest bearing liabilities from 2000 to 2001, particularly for deposits, compared to the decline in the average yield on interest earning assets.

Provision for loan losses, guarantees and acceptances decreased 61.5% from (Won)4,246 billion in 2000 to (Won)1,636 billion in 2001 primarily due to a decrease in new delinquencies in, and an overall improvement in the asset quality of, Woori Bank’s corporate loans, including as a result of increased charge-offs in 2001. This decrease was partially offset by increased provisions in respect of credit card receivables, due to the growth in outstanding credit card balances as well as a deterioration in the asset quality of Woori Bank’s existing credit card portfolio.

Non-interest income increased 17.4% from (Won)3,150 billion in 2000 to (Won)3,698 billion in 2001 primarily due to an increase in trust management fees, increased fee and commission income from account transfer fees and Internet banking and increased income from net gains on sales of investment securities.

Non-interest expense, including depreciation and amortization, decreased 40.9% from (Won)4,783 billion in 2000 to (Won)2,826 billion in 2001 primarily due to a decrease in loss on sale of loans as a result of selling loans against which allowances had previously been made.

Woori Bank had an extraordinary gain of (Won)2,182 billion in 2000 relating to the commitment made by the Korean government through the KDIC to inject capital into Woori Bank in 2001 to eliminate the bank’s capital deficit. There was no extraordinary gain in 2001.

Kyongnam Bank

Kyongnam Bank is a regional commercial bank that provides financial services in Masan and Ulsan and other parts of the South Kyongsang province in southeastern Korea. Kyongnam Bank concentrates on consumer banking, as well as corporate banking for small- and medium-sized enterprises. As we did not acquire Kyongnam Bank until December 29, 2000, we do not present any results for this segment in 2000.

	Year ended December 31,				% Change
	2001		2002		2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	565	(Won)	576	2.0%
Interest expense		387		346	(10.6)
Provision for loan losses		90		126	40.0
Non-interest income		196		214	9.2
Non-interest expense including depreciation and amortization		215		236	9.8

Net income (loss) before tax and minority interest		69		82	18.8
Income tax expense		—		—	—
Minority interest expense		—		—	—

Net income	(Won)	69	(Won)	82	18.8

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment increased 18.9% from W69 billion in 2001 to W82 billion in 2002.

Interest and dividend income from our Kyongnam Bank operations increased 2.0% from (Won)565 billion in 2001 to (Won)576 billion in 2002, primarily due to an increase in average lending volumes as a result of greater demand for loans. The average volume of Kyongnam Bank’s loans increased 25.0% from (Won)4,438 billion in 2001 to (Won)5,549 billion in 2002, with substantially all of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and general purpose household loans. The increase in interest income resulting from the increased volume of interest earning assets was partially offset by a decline in the average yields on interest earning assets resulting from the general decline in market rates in Korea from 2001 to 2002.

Interest expense decreased 10.6% from (Won)387 billion in 2001 to (Won)346 billion in 2002. The decrease in interest expense resulted principally from a decline in the average cost of interest bearing liabilities due to the general decline in market rates in Korea. This decrease was partially offset by an 8.7% increase in the average volume of deposits from (Won)7,725 billion in 2001 to (Won)8,401 billion in 2002 , primarily as a result of increased overall demand for bank deposit products in Korea. Kyongnam Bank’s largest and most important funding source is deposits from individuals.

Provision for loan losses, guarantees and acceptances increased 40.0% from (Won)90 billion in 2001 to (Won)126 billion in 2002 primarily due to a deterioration in the asset quality of Kyongnam Bank’s consumer loan portfolio, as well as increased average lending volumes. This increase was partially offset by decreases in provisions attributable to improvements in the asset quality of Kyongnam Bank’s corporate loan portfolio.

Non-interest income increased 9.8% from (Won)196 billion in 2001 to (Won)214 billion in 2002 primarily due to increases in fee income.

Non-interest expense, including depreciation and amortization, increased 10.2% from (Won)215 billion in 2001 to (Won)236 billion in 2002, primarily due to an increase in general and administrative expenses.

Kwangju Bank

Kwangju Bank is a regional bank that provides financial services in Kwangju and southwestern Korea. Kwangju Bank concentrates on the consumer and small- and medium-sized enterprise banking sectors, offering deposit and loan products to customers in those sectors and, to a lesser extent, large corporate customers. As we did not acquire Kwangju Bank until December 29, 2000, we do not present any results for this segment in 2000.

	Year ended December 31,				% Change
	2001		2002		2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	441	(Won)	499	13.2%
Interest expense		309		290	(6.2)
Provision for loan losses		29		65	124.1
Non-interest income		142		94	(33.8)
Non-interest expense including depreciation and amortization		179		163	(8.9)

Net income (loss) before tax and minority interest		66		75	13.6
Income tax		—		—	—
Minority interest		—		—	—

Net income	(Won)	66	(Won)	75	13.6

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment increased 13.6% from (Won)66 billion in 2001 to (Won)75 billion in 2002.

Interest and dividend income from our Kwangju Bank operations increased 13.2% from (Won)441 billion in 2001 to (Won)499 billion in 2002, primarily due to an increase in average lending volumes as a result of greater loan demand and increased efforts to market loans to small- and medium-sized enterprises. The average volume of Kwangju Bank’s loans increased 131.6% from (Won)3,325 billion in 2001 to (Won)4,377 billion in 2002, with the majority of this increase resulting from an increase in the average volume of loans to small- and medium-sized enterprises and mortgage and home equity loans. The increase in interest income resulting from the increased volume of interest earning assets was partially offset by a decline in average yields on interest earning assets resulting from the general decline in market rates in Korea from 2001 to 2002.

Interest expense decreased 6.2% from (Won)309 billion in 2001 to (Won)290 billion in 2002. The decrease in interest expense resulted principally from a decline in the average cost of interest bearing liabilities due to the general decline in market rates in Korea. This decrease was partially offset by a 115.9% increase in the average volume of deposits from (Won)5,268 billion in 2001 to (Won)6,109 billion in 2002, primarily as a result of increased overall demand for bank deposit products in Korea. Kwangju Bank’s largest and most important funding source is deposits from individuals.

Provision for loan losses, guarantees and acceptances increased 124.1% from (Won)29 billion in 2001 to (Won)65 billion in 2002 primarily due to a deterioration in the asset quality of Kwangju Bank’s existing consumer loan portfolio, as well as increased average lending volumes. This increase was partially offset by decreases in provisions attributable to improvements in the asset quality of Kwangju Bank’s existing corporate loan portfolio.

Non-interest income decreased 33.8% from (Won)142 billion in 2001 to (Won)94 billion in 2002 primarily due to a decrease in gains on disposal of investment securities.

Non-interest expense, including depreciation and amortization, decreased 8.9% from (Won)179 billion in 2001 to (Won)163 billion in 2002 primarily due to a decrease in losses on disposal of investment securities and on disposal of premises and equipment.

Woori Credit Card

Woori Credit Card, formerly known as Peace Bank of Korea, is a credit card company that provides a variety of credit card-related services and card loans. As we did not acquire the predecessor operation to Woori Credit Card until December 29, 2000, we do not present any results for this segment in 2000. From December 2001 through February 2002, we transferred the banking operations of Woori Credit Card to Woori Bank, and we transferred the credit card operations of Woori Bank to Woori Credit Card. Accordingly, the results of Woori Credit Card for 2001 relate primarily to its former commercial banking operations, while its results for 2002 relate primarily to its credit card operations.

	Year ended December 31,				% Change
	2001		2002		2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	300	(Won)	299	(0.3)%
Interest expense		340		189	(44.4)
Provision for loan losses		134		452	237.3
Non-interest income		348		623	79.0
Non-interest expense including depreciation and amortization		446		432	(3.1)

Net income (loss) before tax and minority interest		(272)		(151)	(44.5)
Income tax expense (credit)		(121)		—	—
Minority interest expense (gain)		—		—	—

Net income (loss)	(Won)	(151)	(Won)	(151)	0.0

Comparison of 2002 to 2001

Our net loss before tax and minority interest expense for this segment decreased 44.5% from a net loss of (Won)272 billion in 2001 to a loss of (Won)151 billion in 2002. In 2001, Woori Credit Card recognized additional deferred tax assets under Korean GAAP, which resulted in an income tax credit. This had a positive effect on the 2001 net loss after tax from this segment, which was (Won)151 billion.

Interest and dividend income from Woori Credit Card’s operations remained relatively constant at (Won)300 billion in 2001 compared to (Won)299 billion in 2002. Interest income was, however, subject to several offsetting effects, including in particular an increase in the average volume of outstanding credit card balances principally due to the impact of the transfer of Woori Bank’s credit card operations to Woori Credit Card in February 2002. The average volume of outstanding credit card balances, including cash advances and card loans, increased 292.0% from (Won)1,177 billion in 2001 to (Won)4,614 billion in 2002. The effect of this increase was offset by a decrease in the average volume of other interest earning assets, primarily loans, as a result of the transfer of Peace Bank of Korea’s banking operations to Woori Bank in December 2001. While the volume of other interest earning assets transferred to Woori Bank was substantially larger than the volume of interest earning credit card receivables (principally cash advances) generated from the credit card accounts transferred to Woori Credit Card, the effect of this disparity was offset by the fact that such receivables generated significantly higher yields.

Interest expense decreased 44.4% from (Won)340 billion in 2001 to (Won)189 billion in 2002 principally due to a decrease in the average volume of interest bearing liabilities in 2002 compared to 2001, as well as a decrease in the average cost of interest bearing liabilities as a result of the general decline in market rates in Korea in 2002. The decrease in the average volume of interest bearing liabilities resulted mainly from the fact that the volume of such liabilities relating to the banking operations transferred to Woori Bank was substantially larger than the volume of such liabilities relating to the credit card operations transferred to Woori Credit Card.

Provision for loan losses, guarantees and acceptances increased 237.3% from (Won)134 billion in 2001 to (Won)452 billion in 2002 primarily due to the increase in outstanding credit card balances, higher levels of delinquent balances in 2002 and increased minimum provisioning ratios for credit card balances required under new regulations promulgated by the Financial Supervisory Service and the Financial Supervisory Commission in 2002. This increase was partially offset by decreases in provisions resulting from the transfer of corporate and consumer loans to Woori Bank.

Non-interest income increased 79.0% from (Won)348 billion in 2001 to (Won)623 billion in 2002. This increase resulted principally from an increase in the average volume of credit card transactions due to the acquisition of the credit card operations of Woori Bank, which led to an increase in installment purchase fees (which are classified as non-interest income under Korean GAAP) and merchant fees.

Non-interest expense, which includes depreciation and amortization, decreased 3.1% from (Won)446 billion in 2001 to (Won)432 billion in 2002, primarily due to a decrease in general and administrative expenses resulting mainly from the closure or transfer of branches in connection with the transfer of Peace Bank of Korea’s banking operations to Woori Bank.

Woori Investment Bank

Woori Investment Bank was a nationwide merchant bank in Korea. Its principal business activities included short-term financing and lease financing. We merged Woori Investment Bank into Woori Bank on August 1, 2003. Income statement data for 2000 set forth below reflects the results of operations of Woori Investment Bank only from November 21, 2000, the date of its acquisition.

	Year ended December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	41	(Won)	138	(Won)	83	236.6%	(39.9)%
Interest expense		45		153		99	240.0	(35.3)
Provision for loan losses, guarantees and acceptances (1)		—		—		97	—	N/M
Non-interest income		183		502		388	174.3	(22.7)
Non-interest expense including depreciation and amortization.		176		449		286	155.1	(36.3)

Net income (loss) before tax and minority interest		3		38		(11)	1,066.7	N/M
Income tax expense (credit)		—		2		—	N/M	N/M
Minority interest expense (gain)		—		2		—	N/M	N/M

Net income (loss)	(Won)	3	(Won)	35	(Won)	(11)	1,066.7	N/M

(1)	N/M = not meaningful.

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment changed from net income of (Won)38 billion in 2001 to a net loss of (Won)11 billion in 2002.

Interest and dividend income decreased 39.9% from (Won)138 billion in 2001 to (Won)83 billion in 2002. The decrease was primarily due to a decrease in the volume of interest earning assets as a result of the sale of leasing assets.

Interest expense decreased 35.3% from (Won)153 billion in 2001 to (Won)99 billion in 2002. The decrease was primarily as a result of reduction in the volume of debt obligations due to decreased funding requirements.

Provision for loan losses, guarantees and acceptances increased from nil in 2001 to (Won)97 billion in 2002 due primarily to higher provisioning for Woori Investment Bank’s loan portfolio as a result of its exposure to Hynix Semiconductor.

Non-interest income decreased 22.7% from (Won)502 billion in 2001 to (Won)388 billion in 2002 primarily due to decreased gains on derivatives transactions resulting from decreased transaction volumes.

Non-interest expense, including depreciation and amortization, decreased 36.3% from (Won)449 billion in 2001 to (Won)286 billion in 2002 primarily due to decreased losses on sales of leasing assets resulting from reduced transaction volumes.

Comparison of 2001 to 2000

Our net income before tax and minority interest expense for this segment increased from (Won)3 billion in 2000 to (Won)38 billion in 2001.

Interest and dividend income increased 236.6% from (Won)41 billion in 2000 to (Won)138 billion in 2001, primarily as a result of the full-year impact of the acquisition of these operations, which occurred in November 2000.

Interest expense increased 240.0% from (Won)45 billion in 2000 to (Won)153 billion in 2001 due primarily to the full-year impact of the acquisition of these operations.

Non-interest income increased 174.3% from (Won)183 billion in 2000 to (Won)502 billion in 2001 primarily due to the full-year impact of the acquisition of these operations.

Non-interest expense increased 155.1% from (Won)176 billion in 2000 to (Won)449 billion in 2001 due primarily to the full-year impact of the acquisition of these operations.

Other Operations

Other operations include the operations of Woori Finance Holdings and all of our consolidated subsidiaries except Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card and Woori Investment Bank, including principally Woori Securities, Woori Finance Information System, Woori Investment Trust Management, three special purpose companies and a number of other smaller subsidiaries, none of which constituted a separate reportable segment. As substantially all of these operations were either acquired on December 29, 2000 or were consolidated subsidiaries of Woori Bank prior to 2001, we do not present any results for this segment in 2000.

	Year ended December 31,				% change
	2001		2002		2001/2002
	(in billions of Won)
Income statement data
Interest and dividend income	(Won)	75	(Won)	123	64.0%
Interest expense		46		162	252.2
Provision for loan losses		28		219	682.1
Non-interest income		1,079		1,331	23.4
Non-interest expense including depreciation and amortization		332		541	63.0

Net income (loss) before tax and minority interest		748		532	(28.9)
Income tax expense (credit)		22		16	(27.3)
Minority interest expense (gain)		—		—	—

Net income	(Won)	726	(Won)	516	(28.9)

Comparison of 2002 to 2001

Our net income before tax and minority interest expense for this segment decreased 28.9% from (Won)748 billion in 2001 to (Won)532 billion in 2002.

Interest and dividend income increased 64.0% from (Won)75 billion in 2001 to (Won)123 billion in 2002. The increase was primarily due to the consolidation of Woori Securities in 2002 as a result of the acquisition by Woori Finance Holdings of an additional interest this entity in July 2002, as well as sales of loans by Woori Bank to special purpose companies included in this segment in connection with securitization transactions. These transactions were recognized as sales and acquisitions by Woori Bank and the special purpose companies, respectively, for Korean GAAP purposes.

Interest expense increased 252.2% from (Won)46 billion in 2001 to (Won)162 billion in 2002. The increase was primarily due to the issuance of debt securities by Woori Finance Holdings in 2002 and the issuance of asset-backed securities by the three special purpose companies (which were purchased in part by Woori Finance Holdings).

Provision for loan losses increased 682.1% from (Won)28 billion in 2001 to (Won)219 billion in 2002. The increase was primarily as a result of new provisions taken by Woori Finance Holdings in respect of the asset-backed securities it purchased from the special purpose companies.

Non-interest income increased 23.4% from (Won)1,079 billion in 2001 to (Won)1,331 billion in 2002 primarily due to increased fees and commission income and trading revenues, which amounted to (Won)81 billion and (Won)70 billion, respectively, as a result of the consolidation of Woori Securities in this segment in 2002.

Non-interest expense increased 63.0% from (Won)332 billion in 2001 to (Won)541 billion in 2002 primarily due to new operating expenses of Woori Finance Information System, which commenced operations in September 2001, as well as increased losses on sales of loans in connection with loan sales by one of the special purpose companies to another special purpose company established pursuant to our joint venture with Lehman Brothers.

Item 5B.    Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Cash and cash equivalents	(Won)	3,980	(Won)	3,508	(Won)	2,852	(11.9)%	(18.7)%
Restricted cash		1,975		1,895		3,076	(4.1)	62.3
Interest bearing deposits in other banks		535		1,687		1,826	215.3	8.2
Call loans and securities purchased under resale agreements		2,132		3,573		629	67.6	(82.4)
Trading assets		3,505		4,130		3,790	17.8	(8.2)
Available-for-sale securities		8,233		8,820		10,846	7.1	23.0
Held-to-maturity securities		11,713		11,202		9,959	(4.4)	(11.1)
Other investment assets		532		911		731	71.2	(19.8)
Loans:
Domestic:
Commercial:
Commercial and industrial		24,832		25,363		33,717	2.1	32.9
Lease financing		931		630		310	(32.3)	(50.8)
Trade financing		7,956		6,048		6,562	(24.0)	8.5
Other commercial (1)		8,601		14,026		23,315	63.1	66.2

Total commercial		42,320		46,067		63,904	8.9	38.7
Consumer:
General purpose household		8,601		14,026		23,315	63.1	66.2
Mortgage and home equity		1,180		1,147		2,451	(2.8)	113.7
Credit cards		3,593		5,292		6,418	47.3	21.3

Total consumer		13,374		20,465		32,184	53.0	57.3

Total domestic		56,657		58,318		78,239	2.9	34.2
Foreign:
Commercial:
Commercial and industrial		3,325		1,821		1,811	(45.2)	(0.6)
Trade financing		54		976		96	1,707.4	(90.2)

Total commercial		3,379		2,797		1,907	(17.2)	(31.8)
Consumer		50		77		80	54.0	3.9

Total foreign		3,429		2,874		1,987	(16.2)	(30.9)
Deferred origination costs		37		45		69	21.6	53.3
Less unearned income		(134)		(96)		(39)	(28.4)	(59.4)
Less allowance for loan losses		(6,457)		(4,323)		(3,770)	(33.1)	(12.8)

Total loans, net		53,533		56,817		76,485	6.1	34.6
Due from customers on acceptances		1,898		569		461	(70.0)	(19.0)
Premises and equipment, net		2,321		2,195		2,248	(5.4)	2.4
Accrued interest and dividends receivable		693		694		672	0.1	(3.2)
Assets held for sale		1,539		1,207		240	(21.6)	(80.1)
Other assets		4,846		3,475		3,228	(28.3)	(7.2)

Total assets	(Won)	97,435	(Won)	100,683	(Won)	117,043	3.3	16.3

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2002 to 2001

Our assets increased 16.3% from (Won)100,683 billion as of December 31, 2001 to (Won)117,043 billion as of December 31, 2002 principally due to a 57.3% increase in domestic consumer credits (including consumer loans and credit card balances) from (Won)20,465 billion as of December 31, 2001 to (Won)32,184 billion as of December 31, 2002, a 38.7% increase in domestic commercial loans from (Won)46,067 billion as of December 31, 2001 to (Won)63,904 billion as of December 31, 2002 and a 23.0% increase in available-for-sale securities from (Won)8,820 billion as of December 31, 2001 to (Won)10,846 billion as of December 31, 2002. The increase in loan volumes resulted from organic growth in our loan portfolio due to increased loan demand. The increase was partially offset by an 11.1% decrease in held-to-maturity securities from (Won)11,202 billion as of December 31, 2001 to (Won)9,959 billion as of December 31, 2002.

Comparison of 2001 to 2000

Our assets increased 3.3% from (Won)97,435 billion as of December 31, 2000 to (Won)100,683 billion as of December 31, 2001 principally due to a 53.0% increase in domestic consumer credits from (Won)13,374 billion as of December 31, 2000 to (Won)20,465 billion as of December 31, 2001 and an 8.9% increase in domestic commercial loans from (Won)42,320 billion as of December 31, 2000 to (Won)46,067 billion as of December 31, 2001. This increase resulted from organic growth in our loan portfolio due to increased loan demand.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2000		2001		2002		2000/2001	2001/2002
	(in billions of Won)
Deposits
Interest bearing	(Won)	60,989	(Won)	65,511	(Won)	75,190	7.4%	14.8%
Non-interest bearing		4,538		3,582		3,408	(21.1)	(4.9)
Call money		214		503		804	135.1	59.8
Trading liabilities		321		148		322	(53.9)	117.6
Acceptances outstanding		1,898		569		461	(70.0)	(19.0)
Other borrowed funds		9,281		7,964		11,326	(14.2)	42.2
Secured borrowings		4,207		4,914		4,756	16.8	(3.2)
Long-term debt		7,764		8,947		11,305	15.2	26.4
Accrued interest payable		1,652		1,548		1,528	(6.3)	(1.3)
Liabilities held for sale		2,727		1,584		152	(41.9)	(90.4)
Other liabilities		4,449		3,074		3,555	(30.9)	15.7

Total liabilities		98,040		98,344		112,807	0.3	14.7
Minority interest		30		31		279	3.3	800.0
Stockholders’ equity (deficit)		(635)		2,308		3,957	N/M	71.5

Total liabilities, minority interest and stockholders’ equity	(Won)	97,435	(Won)	100,683	(Won)	117,043	3.3	16.3

For further information on our liabilities, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2002 to 2001

Our total liabilities increased 14.7% from (Won)98,344 billion as of December 31, 2001 to (Won)112,807 billion as of December 31, 2002. The increase was primarily due to increases in interest bearing deposits, other borrowed funds and long-term debt. Our interest bearing deposits increased 14.8% from (Won)65,511 billion as of December 31, 2001 to (Won)75,190 billion as of December 31, 2002, primarily due to increases in time deposits (other than certificate of deposit accounts), demand deposits and savings deposits. These increases resulted from organic growth due to increased overall demand for bank deposit products in Korea, as well as improvements in our marketing capability resulting from the commencement of our business purchase re-engineering project with respect to our commercial banking operations in April 2002.

Our stockholders’ equity increased by 71.5% from (Won)2,308 billion as of December 31, 2001 to (Won)3,957 billion as of December 31, 2002. This increase resulted principally from a decrease in accumulated deficit, which was attributable to net income generated in 2002, as well as from an increase in additional paid-in capital, which was attributable mainly to a reduction in our deficit equity relating to the use of pre-acquisition net operating loss carry-forwards, and the related application of income tax expense, with respect to our subsidiaries. We also issued 36,000,000 new shares of common stock in connection with our Korea Stock Exchange listing and initial public offering in June 2002, which contributed (Won)180 billion to our common stock and (Won)59 billion to our additional paid-in capital in 2002.

Comparison of 2001 to 2000

Our total liabilities increased 0.3% from (Won)98,040 billion as of December 31, 2000 to (Won)98,344 billion as of December 31, 2001. The increase was primarily due to increases in interest bearing deposits, long-term debt and secured borrowings, which were partially offset by decreases in other borrowed funds, acceptances outstanding, non-interest bearing deposits and liabilities held for sale.

Our interest bearing deposits increased 7.4% from (Won)60,989 billion as of December 31, 2000 to (Won)65,511 billion as of December 31, 2001 due to increases in demand deposits, savings deposits and mutual installment deposits. These increases resulted from organic growth due to increased overall demand for bank deposit products in Korea.

Our stockholders’ equity changed from a deficit of (Won)635 billion as of December 31, 2000 to equity of (Won)2,308 billion as of December 31, 2001. This increase resulted principally from a (Won)2,615 billion capital injection by the KDIC into Woori Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea in 2001, which augmented our additional paid-in capital directly as well as indirectly through a reduction in our deficit equity. In connection with the establishment of our financial holding company in March 2001, we re-classified (Won)3,637 billion of additional paid-in capital, relating to prior capital contributions by the KDIC into our subsidiaries, as common stock.

Realized and Unrealized Losses on Investment Securities

Gross Realized Losses

In 2002, we recognized other-than-temporary impairment losses on equity securities and debt securities of (Won)236 billion and (Won)13 billion, respectively. Approximately 77%, or (Won)192 billion, of these losses related to the impairment of securities of two specific issuers, Hynix Semiconductor and Hyundai Engineering and Construction, whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions in Korea, led to rating agency downgrades of their securities and increased uncertainty regarding the future value of their securities. See “Item 4B. Business Overview—Assets and Liabilities—Loan Concentrations—20 Largest Exposures by Borrower.”

We periodically review our fixed maturity securities and equity securities to determine if any decline in fair value below the carrying value is “other-than-temporary” on a case-by-case basis. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “accumulated other comprehensive income, net of tax” pursuant to the guidance of FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Any other-than-temporary declines in the fair value of available-for-sale securities results in the recognition of the related loss in earnings.

In performing reviews, we consider the relevant facts and circumstances relating to each investment and exercise our judgment in determining whether a security is other-than-temporarily impaired. For a discussion of the factors we consider in making that determination, see “—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.” The risks inherent in reviewing the impairment of any investment include the risks that (1) market results may differ from expectations, (2) facts and circumstances may change in the future and differ from our estimates and assumptions or (3) we may later decide to sell the security as a result of changed circumstances.

To the extent factors contributing to the impairment losses recognized in 2002 affected other investments, we reviewed those investments for other-than-temporary impairment and recorded losses if appropriate.

There are inherent uncertainties in assessing the fair values we assign to our investments and in determining whether a decline in market value is other-than-temporary. The accounting estimates relating the fair market value of our various securities may be highly susceptible to change from period to period based on factors beyond our control, including market liquidity, the widening of bid/ask spreads or changes in cash flow assertions. Any significant differences between our estimated fair values of our securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of those securities could result in valuation losses or losses on disposals. See “—Critical Accounting Estimates—Valuation of Securities and Financial Instruments.”

With respect to securities we sold at a loss in 2001 and 2002, the amount of the loss recorded and fair value at the sales date were (Won)147 billion and (Won)911 billion, respectively. These losses related primarily to the disposal of fixed maturity securities of issuers whose deteriorating credit fundamentals, exacerbated by continued weakness in general economic conditions, led to rating agency downgrades of their securities and more uncertainty regarding the future value of their securities.

Securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. We currently intend to hold available-for-sale securities with unrealized losses not considered other-than-temporary until they mature, or recover in value. However, if the specific facts and circumstances surrounding a security or the outlook for its industry sector change, we may sell the security and realize a loss. Of the gross realized losses on sales of available-for-sale securities during 2002, 36.2% arose from securities that had been in an unrealized loss position for less than six months, 33.6% for six months to one year, and 30.2% for more than one year.

Gross Unrealized Losses

As of December 31, 2002, the amount of gross unrealized losses on available-for-sale securities included in accumulated other comprehensive income in stockholders’ equity was (Won)110 billion. As of that date, we also had (Won)54 billion of gross unrealized losses related to held-to-maturity securities. For a breakdown of these gross unrealized losses by type of security, see “Item 4B. Business Overview—Capital Markets Activities—Securities Investment and Trading.”

Substantially all of the fixed maturity securities in our portfolio are rated by external Korean or international rating agencies. Fixed maturity securities are considered investment grade if they are rated BBB-/Baa3 or better. For fixed maturity securities in an unrealized loss position at December 31, 2002, 96.2% (based on fair value) were investment grade, 0.5% were below investment grade and 3.3% were not rated. At December 31, 2002, unrealized losses from fixed maturity securities that were below investment grade or not rated represented approximately 5.68% of gross unrealized losses on such securities. We had no material unrealized losses on individual fixed maturity securities or equity securities at December 31, 2002.

As of December 31, 2002, the amount of gross unrealized losses for fixed maturity securities and equity securities continuously in an unrealized loss position for the time periods indicated were as follows:

	Fixed Maturities		Equity Securities		Total
	(in billions of Won)
Less than six months	(Won)	(19)	(Won)	(17)	(Won)	(36)
Six months to one year		(50)		—		(50)
More than one year		(78)		—		(78)

Total gross unrealized losses	(Won)	(147)	(Won)	(17)	(Won)	(164)

Liquidity

Our primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to (Won)65,527 billion as of December 31, 2000, (Won)69,093 billion as of December 31, 2001 and (Won)78,598 billion as of December 31, 2002, which represented approximately 75.3%, 75.6% and 80.7% of our total funding, respectively. We have been able to use increases in customer deposits in recent years to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.

We also obtain funding through long-term debt, secured borrowings and other borrowed funds to meet our liquidity needs. Long-term debt represented 8.9%, 9.8% and 10.7% of our total funding as of December 31, 2000, 2001 and 2002, respectively. Secured borrowings represented 4.8%, 5.4% and 4.5% of our total funding as of December 31, 2000, 2001 and 2002, respectively. Other borrowed funds, which are borrowings with original maturities of less than one year, represented 10.9%, 9.3% and 10.7% of our total funding as of December 31, 2000, 2001 and 2002, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

Our liquidity risks arise from withdrawals of deposits and maturities of our borrowings, as well as our need to fund our lending, trading and investment activities and to manage our trading positions. Our goal in managing our liquidity is to be able, even under adverse conditions, to meet all of our liability repayments on time and to fund all investment opportunities. For a discussion of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk Management—Liquidity Risk Management.”

Starting from January 1, 1999, the Financial Supervisory Commission required each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require each of our banking and credit card subsidiaries to keep its ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. In connection with these measures, we contributed an aggregate of (Won)540 billion from available cash at our three banking subsidiaries to mutual funds established to purchase credit card company debt securities. Our contribution was in proportion to the amount of our credit exposure with respect to these credit card companies. We received shares in these mutual funds in proportion to our contribution. As amounts were collected from credit card companies in connection with these debt securities, they were disbursed to us in proportion to our interest in these mutual funds, usually on a weekly basis. We were reimbursed for the full amount of our contribution by the end of July 2003. See “Item 3D. Risk Factors—Risks relating to government control—The Korean government promotes lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, sales of interests in our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends from our subsidiaries of (Won)63 billion for 2001 and (Won)158 billion for 2002. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Capital Adequacy

Our subsidiaries Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Bank are subject to the capital adequacy requirements of the Financial Supervisory Commission. Those requirements were formulated based on, and are consistent in all material respects with, the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank for International Settlements in 1988. These subsidiaries are required to maintain a minimum ratio of total capital (Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0%. The computation is based on their consolidated financial statements prepared in accordance with Korean GAAP. The Bank for International Settlements recently adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes became applicable to most Korean banks commencing in 2002. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

Tier I capital is core capital, which consists of paid-in capital, capital surplus, retained earnings, minority interests in consolidated subsidiaries and unpaid share dividends minus deductions. Tier II capital is supplemental capital, which includes allowances for certain loan losses up to 1.25% of total risk-weighted assets, subordinated debts with an initial maturity of at least five years and revaluation surplus. Risk-weighted assets consist of on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets multiplied by the applicable credit translation rate provided by the Financial Supervisory Commission’s guidelines.

The following tables sets forth a summary of the capital and capital adequacy ratios of Woori Bank, our principal banking subsidiary, and the capital adequacy ratios of Kyongnam Bank, Kwangju Bank and Woori Investment Bank, as of December 31, 2000, 2001 and 2002, based on applicable Korean GAAP and regulatory reporting standards.

	As of December 31,
	2000		2001		2002 (1)
	(in billions of Won)
Woori Bank
Tier I capital
Paid-in capital	(Won)	2,764	(Won)	2,764	(Won)	2,764
Capital reserves		—		27		1
Retained earnings		(325)		219		1,379
Minority interests in consolidated subsidiaries		239		245		12
Consolidated adjustment credit/debit		(39)		(2)		—
Others		(118)		(207)		(391)

Total Tier I capital		2,521		3,046		3,765
Tier II capital
Revaluation reserves		—		—		—
Allowance for loan losses (2)		398		499		601
Subordinated debt (3)		1,024		1,270		1,042
Valuation gain on investment securities		60		—		—
Others		633		730		1,268

Total Tier II capital		2,115		2,499		2,911
Investment in non-consolidated equity investees (4)		—		(41)		(43)

Total core and supplementary capital	(Won)	4,636	(Won)	5,504	(Won)	6,633

Risk-weighted assets
On-balance sheet	(Won)	38,547	(Won)	43,157	(Won)	53,910
Off-balance sheet		6,655		5,652		2,945

Total	(Won)	45,201	(Won)	48,809	(Won)	56,855

Tier I capital ratio		5.58%		6.24%		6.62%
Tier II capital ratio		4.68		5.12		5.09
Capital adequacy ratio		10.26		11.28		11.67

(1)	Reflects changes to capital adequacy standards of the Bank of International Settlements that take into account market risk from equity securities, foreign exchange and derivative instruments held by banks, which became applicable to most Korean banks commencing in 2002.
(2)	Allowances for loan losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent such allowances represent up to 1.25% of risk-weighted assets.
(3)	Subordinated debt representing up to 50% of Tier I capital is used in the calculation of Tier II capital.
(4)	Equity investees engaged in banking and financial activities of which Woori Bank owns more than 15% are deducted from total capital and not deducted directly from Tier I and Tier II pursuant to the guidelines of the Financial Supervisory Commission.

As of December 31, 2000
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank (1)
Tier I capital ratio	6.25%	5.05%	6.81%
Tier II capital ratio	3.80	5.05	2.10
Capital adequacy ratio	10.06	10.09	8.91

As of December 31, 2001
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank
Tier I capital ratio	7.00%	5.62%	13.26%
Tier II capital ratio	4.08	5.53	1.72
Capital adequacy ratio	11.08	11.15	14.98

As of December 31, 2002
	Kyongnam Bank	Kwangju Bank	Woori Investment Bank
Tier I capital ratio	7.42%	5.68%	14.76%
Tier II capital ratio	3.97	5.35	0.57
Capital adequacy ratio	11.34	11.03	15.33

(1)	Based on Woori Investment Bank’s Korean GAAP consolidated financial statements initially prepared as of March 31, 2001.

Credit-related Commitments and Other Off-Balance Sheet Arrangements

We have other credit-related commitments that are not reflected on our balance sheet, which primarily consist of guarantees, commercial letters of credit and unused line of credit. Guarantees include guarantees for loans, debentures, trade financing arrangements and guarantees for other financings.

The following table sets forth our other contractual commitments as of the dates indicated.

	As of December 31,
	2000		2001		2002
	(in billions of Won)
Guarantees	(Won)	2,485	(Won)	2,118	(Won)	1,759
Commercial letters of credit		3,846		2,873		2,798
Unused lines of credit:
Commercial		15,862		24,869		23,829
Credit cards		15,721		25,276		26,566
Consumer		2,247		4,184		4,600
Commitments to extend credit:
Original term to maturity of more than one year		225		126		443

Recent Accounting Pronouncements

FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain Costs Incurred in a Restructuring).” The FASB decided to address the accounting and reporting for costs associated with exit or disposal activities because entities are increasingly engaging in exit and disposal activities, and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Issue 94-3 that did not meet the definition of a liability in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. We do not believe that the implementation of this statement will have a material impact on our results of operations, financial condition or cash flows.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective and have been included in these financial statements for the year ended December 31, 2002. We adopted the Interpretation No. 45 on January 1, 2003 and the effect was immaterial.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “special purpose entities.” The underlying principle behind Interpretation No. 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of that variable interest entity should be included in the consolidated financial statements with those of the business enterprise. Interpretation No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. Under Interpretation No. 46, variable interest entities created after January 31, 2003 must be consolidated immediately, while variable interest entities that existed prior to February 1, 2003 must be consolidated as of July 1, 2003. We have not yet completed our analysis of the impact of Interpretation No. 46 on our financial position and results of operations. With respect to certain securitizations of non-performing loans, it is reasonably possible that we will either disclose information about variable interest entities for which we hold a significant beneficial interest or we will be the primary beneficiary and therefore be required to consolidate them. Such securitization-related entities had assets totaling approximately (Won)168,751 million as of December 31, 2002. With respect to our involvement in these entities, our maximum exposure to loss was approximately (Won)49,827 million as of December 31, 2002.

FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. We are still evaluating the impact of the adoption of SFAS No. 149, but do not believe that the impact will be significant.

FASB Statement No. 150, “Accounting for Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB has issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that the following instruments be classified as liabilities in statements of financial position. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are still evaluating the impact of this statement, but do not believe that the impact will be significant.

Selected Financial Information Under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements prepared in accordance with Korean GAAP, including financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission. Under Korean GAAP, our inception date is March 27, 2001, which is the date of establishment of the financial holding company.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of (Won)7 billion. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

Consolidated income statement data under Korean GAAP

	Year ended December 31,
	2001 (1)		2002		2002 (2)
	(in billions of Won, except per share data)				(in millions of US$, except per share data)
Interest income	(Won)	6,196	(Won)	6,496	$5,476
Interest expense		4,496		3,756	3,166

Net interest income		1,700		2,740	2,310
Provision for loan losses		2,147		2,004	1,690

Net interest income after provision for loan losses		(447)		736	620
Commission income		1,709		1,455	1,227
Other non-interest income		2,254		1,673	1,410
Non-interest expense		3,204		3,149	2,654

Operating income		312		715	603
Non-operating income		1,191		540	455
Non-operating expense		939		800	674

Income (loss) before income tax expense		564		455	384
Income tax expense (benefit)		(172)		(159)	134

Income (loss) before minority interests		736		614	518
Minority interest in earnings of consolidated subsidiaries		50		22	19

Net income	(Won)	686	(Won)	592	$499

Per common share data:
Earnings per share-basic	(Won)	943	(Won)	789	$0.67
Earnings per share-diluted		943		789	0.67
Cash dividends per share (3)		—		250	0.21
Stock dividends per share		—		—	—

(1)	Because our inception date is March 27, 2001, data for 2001 only reflects our results from that date.
(2)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(3)	With respect to shares of common stock held by the KDIC, we paid cash dividends of (Won)50 per share of common stock.

Consolidated balance sheet data under Korean GAAP

	As of December 31,
	2001	2002	2002 (1)
	(in billions of Won)		(in millions of US$)
Cash and due from banks	(Won) 6,433	(Won)6,569	$5,537
Trading securities	3,218	2,944	2,482
Investment securities	21,806	23,509	19,817
Loans	63,661	76,374	64,380
Less: allowance for loan losses and present value discounts	(3,785)	(2,770)	(2,335)
Fixed assets	2,832	2,796	2,357
Other assets	5,921	5,422	4,571

Total assets	(Won)100,086	(Won)114,844	$96,809

Deposits	69,332	78,917	66,524
Borrowings	13,743	13,840	11,667
Debentures, net of discounts	5,492	10,793	9,098
Other liabilities	7,080	5,979	5,040

Total liabilities	95,646	109,529	92,328
Minority interest in consolidated subsidiaries	360	245	207
Stockholders’ equity	4,079	5,070	4,274

Total liabilities, minority interest and stockholders’ equity	(Won)100,086	(Won)114,844	$96,809

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,186.3 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

Asset quality data

	As of December 31,
	2001		2002
	(in billions of Won)
Non-performing loans (1)	(Won)	4,291	(Won)	2,556
Allowance for loan losses		3,864		2,640

Non-performing loans as a percentage of total loans		6.77%		3.28%
Non-performing loans as a percentage of total assets		4.34		2.23
Allowance for loan losses as a percentage of non-performing loans		90.05		103.28
Allowance for loan losses as a percentage of total loans		6.09		3.39

(1)	Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Supervisory Commission’s asset classification criteria.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 of the notes to our consolidated financial statements. These principles and policies differ in some respects from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP.

	As of or for the year ended December 31, 2002
	(in billions of Won)
Korean GAAP net income	(Won)	592
1. Loans		(397)
2. Securities		528
3. Derivatives		8
4. Deferred loan costs		24
5. Fixed assets		13
6. Lease		(10)
7. Intangible assets		(176)
8. Discontinued operation		934
9. Tax effect of deficit equity reduction		(254)
10. Minority interest		16
11. Others		6

Total of adjustments		692
Tax effect of adjustments		(270)

U.S. GAAP net income	(Won)	1,014

Korean GAAP stockholders’ equity	(Won)	5,070
1. Loans		(361)
2. Securities		(248)
3. Derivatives		88
4. Deferred loan costs		69
5. Fixed assets		(126)
6. Lease		(11)
7. Intangible assets		(163)
8. Discontinued operation		—
9. Tax effect of deficit equity reduction		—
10. Minority interest		(34)
11. Others		95

Total of adjustments		(691)
Tax effect of adjustments		(422)

U.S. GAAP stockholders’ equity	(Won)	3,957

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1.  We have established the U.S. GAAP allowance for loan losses for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan is collateral dependent or (3) observable market prices if available. For credit card balances and consumer loans, we have established the allowance for loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loan losses for corporate loans that are not impaired is based principally on expected loss methodology. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which require that the minimum allowance be established based on the classification of the loan. We used these guidelines in establishing the minimum reserves. Starting in 1999, we also established voluntary additional reserves on the individual credits to develop a certain level of consistency with international banking practices. Our reserve is established based on the following percentages as of December 31, 2002:

Normal	0.5%
Precautionary	2 to 19
Substandard	20 to 49
Doubtful	50 to 99
Estimated loss	100

This adjustment also reflects the offsetting effects of (1) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves, which we recorded as sales under Korean GAAP.

2.  Under U.S. GAAP, decreases in fair value with respect to securities classified as available-for-sale or held-to-maturity below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following are considered: the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, such a decrease must be determined to be permanent before a charge is made to income. For 2002, this GAAP difference results in an increase to Korean GAAP net income but a decrease to Korean GAAP stockholders’ equity. In 2002, under Korean GAAP, we wrote off certain securities that were determined to be permanently impaired. However, under U.S. GAAP, these securities had been written down through a charge to income prior to 2002 since the impairment was determined to be other-than-temporary. The Korean GAAP write down is therefore reversed in the reconciliation to arrive at our U.S. GAAP net income. There are other securities which under Korean GAAP are not determined to be permanently impaired for which under U.S. GAAP the impairment has been determined to be other than temporary. The adjustment for the cumulative impact of this difference reduces our Korean GAAP stockholders’ equity.

3.  Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. None of the derivative hedge accounting relationships that we have established under Korean GAAP qualified for hedge accounting under U.S. GAAP. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

4.  Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Korean GAAP requires these origination fees to be recognized in income or expense when received or paid and does not provide for deferral.

5.  In 1998 and 2000, we revalued certain fixed assets in accordance with Korean GAAP with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As part of our normal operations, we occasionally dispose of fixed assets. Due to the difference in carrying value under U.S. GAAP and Korean GAAP noted above, there was an adjustment to reflect the gain or loss from the U.S. GAAP historic cost basis as opposed to the Korean GAAP carrying value.

6.  As lessors, we recorded certain equipment financing as operating leases under Korean GAAP. Under U.S. GAAP, such leases are classified as capital leases. As such, the equipment subject to U.S. GAAP capital lease requirements are removed from the balance sheet and replaced with the net investment in the respective leases. The difference between U.S. and Korean GAAP relates to the difference between the depreciation expense and rental income that is recorded under Korean GAAP versus the amortization of the unearned income related to the lease receivable that is recorded under U.S. GAAP.

Under Korean GAAP, foreign exchange gains and losses from translating foreign debts incurred for acquisition of operating lease assets are deferred and amortized over the life of the related operating leases. Under U.S. GAAP, foreign exchange gains and losses are recorded as a period expense in the income statement.

7.  Under U.S. GAAP, in connection with the acquisition of subsidiaries, we recognized the amount resulting from liabilities in excess of identified assets of the acquired subsidiaries as deficit equity which has been presented as a reduction of additional paid-in capital. Also, we recognized a core deposits intangible as identifiable intangible assets and amortized based on the estimated useful life.

Under Korean GAAP, we recorded the amount resulting from liabilities in excess of identified assets of the acquired subsidiaries as goodwill and amortized based on the estimated useful life.

This adjustments reflect offsetting effect of (1) amortization of core deposits intangible under U.S. GAAP and (2) reversal of amortization of goodwill under Korean GAAP.

8.  Under U.S. GAAP, we recorded income/gain (loss) of discontinued operations, net of tax, resulting from the disposal of certain subsidiaries based on the criteria of SFAS No. 144. Under Korean GAAP, such subsidiaries have been deconsolidated since our inception based upon management’s intent to dispose of the subsidiaries.

9.  Under U.S. GAAP, we recorded a tax benefit related to the reduction of the valuation allowance due to the recognition of pre-acquisition net operating loss carry-forwards as a reduction of deficit equity.

10.  The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, this adjustment reflects the allocation of the other adjustments to the minority interest.

11.  This adjustment reflects the effect of miscellaneous items, which are not individually material.

Recent Developments

Neither we nor any of our subsidiaries is required to, and we and our subsidiaries do not, publish interim financial information on a U.S. GAAP basis. The unaudited consolidated financial information shown below was prepared pursuant to Korean GAAP and was derived from the consolidated interim financial statements included in this registration statement. Korean GAAP differs in significant respects from U.S. GAAP. See “—Selected Financial Information Under Korean GAAP” and “—Reconciliation with Korean GAAP” above. As a result, provision and allowance levels reflected under Korean GAAP in our results for the six months ended June 30, 2002 and 2003 may differ significantly from comparable figures under U.S. GAAP for these and future periods. In addition, results of operations for the six months ended June 30, 2003 are not necessarily indicative of results of operations for the full year 2003.

Consolidated six-month income statement data under Korean GAAP

	Six Months Ended June 30,				% Change
	2002		2003		2002/2003
	(in billions of Won)
Interest income	(Won)	3,068	(Won)	3,771	22.9%
Interest expense		1,835		1,944	5.9

Net interest income		1,233		1,827	48.2
Provision for loan losses		1,036		1,149	10.9

Net interest income after provision for loan losses		197		678	244.2
Fee income		868		614	(29.3)
Other non-interest income		1,008		821	(18.6)
Non-interest expense		1,776		1,752	(1.4)

Operating income		297		361	21.5
Non-operating income		204		348	70.6
Non-operating expense		355		184	(48.2)

Income before extraordinary gain, income tax expense and minority interest		146		525	259.6
Extraordinary gain (1)		1		—	N/M
Income tax expense		30		121	303.3
Minority interest in earnings of consolidated subsidiaries		35		(3)	N/M

Net income	(Won)	82	(Won)	407	396.3

(1)	N/M = not meaningful.

Consolidated six-month balance sheet data under Korean GAAP

	As of December 31, 2002		As of June 30, 2003
	(in billions of Won)
Cash and due from banks	(Won)	6,569	(Won)	5,720
Trading securities		2,944		3,565
Investment securities		23,509		23,652
Loans		76,374		83,806
Less: allowance for loan losses and present value discounts		(2,770)		(2,224)
Fixed assets .		2,796		2,679
Other assets		5,422		5,450

Total assets	(Won)	114,844	(Won)	122,648

Deposits	(Won)	78,917	(Won)	85,571
Borrowings		13,840		13,604
Debentures, net of discounts		10,793		10,921
Other liabilities		5,979		6,426

Total liabilities		109,529		116,522
Minority interests in consolidated subsidiaries		245		235
Stockholders’ equity		5,070		5,891

Total liabilities, minority interest and stockholders’ equity	(Won)	114,844	(Won)	122,648

Results of operations for the six months ended June 30, 2003 compared to the six months ended June 30, 2002 under Korean GAAP

Our net income improved from (Won)82 billion in the first six months of 2002 to (Won)407 billion in the first six months of 2003, primarily as a result of a 22.9% increase in interest income in the first six months of 2003 compared to the first six months of 2002, which more than offset a 5.9% increase in interest expense, a 29.3% decrease in fee income and an 18.6% decrease in other non-interest income.

The 22.9% increase in interest income from (Won)3,068 billion in the first six months of 2002 to (Won)3,771 billion in the first six months of 2003 was primarily due to a 20.0% increase in interest on loans from (Won)2,100 billion in the first six months of 2002 to (Won)2,520 billion in the first six months of 2003. This increase was principally attributable to an increase in the average volume of interest earning assets, particularly loans to small- and medium-sized enterprises, general purpose household loans, mortgage loans and credit card balances. The increase in the average volume of interest earning assets was partially offset by a decline in the average yield on such assets as a result of the general decline in market interest rates in Korea throughout 2002 and the first half of 2003, as well as increased delinquencies with respect to credit card receivables and consumer loans.

The 5.9% increase in interest expense from (Won)1,835 billion in the first six months of 2002 to (Won)1,944 billion in the first six months of 2003 was primarily due to an 52.5% increase in interest on debentures from (Won)217 billion in the first six months of 2002 to (Won)331 billion in the first six months of 2003. This increase was attributable to the large volume of new debentures issued during 2002 due to our efforts to increase stable funding sources. This increase was partially offset by a decline in the average cost of interest bearing liabilities as a result of the general decline in market interest rates in Korea throughout 2002 and the first half of 2003.

Our net interest income increased 48.2% from (Won)1,233 billion in the first six months of 2002 to (Won)1,827 billion in the first six months of 2003. The increase in net interest income reflected growth in the average volume of our interest earning assets, which exceeded growth in the average volume of our interest bearing liabilities. The effect of this differential in growth was offset in part by a decrease in our net interest spread resulting from larger declines in the average yield on our interest earning assets compared to the decline in the average cost of our interest bearing liabilities.

Our provision for loan losses increased 10.9% from (Won)1,036 billion in the first six months of 2002 to (Won)1,149 billion in the first six months of 2003 due principally to increased provisions resulting from the growth in our loan portfolio, particularly general purpose household loans and loans to small- and medium-sized enterprises, as well as a deterioration in the asset quality of our credit card balances and consumer loans. Our provision for loan losses also increased as a result of new regulations promulgated from mid-2002 to early 2003 that increased minimum provisioning ratios for credit card balances and consumer loans. Our provision for loan losses with respect to our consumer loan portfolio (including credit card balances) increased (Won)257 billion from (Won)242 billion for the first six months of 2002 to (Won)499 billion for the first six months of 2003. This increase was partially offset by a decrease in new delinquencies in, and an overall improvement in the asset quality of, our corporate loan portfolio. Our provision for loan losses with respect to our corporate loan portfolio decreased (Won)144 billion from (Won)794 billion for the first six months of 2002 to (Won)650 billion for the first six months of 2003.

Fee income decreased 29.3% from (Won)868 billion in the first six months of 2002 to (Won)614 billion in the first six months of 2003. This decrease was primarily due to the deconsolidation of fees and commission income of BC Card as a result of the sale of a portion of our shareholding in BC Card in September 2002, as well as a decrease in other credit card-related fees and commission income as a result of sales of credit card balances, which sales are recognized under Korean GAAP but treated as secured borrowings under U.S. GAAP.

Other non-interest income decreased 18.6% from (Won)1,008 billion in the first six months of 2002 to (Won)821 billion in the first six months of 2003. This decrease was primarily due to the disposal in December 2002 of all of our interest in Central Telecom Capital Inc., a subsidiary of Woori Investment Bank that was engaged in the information technology rental business, as a result of which its results of operations were not consolidated for the first six months of 2003, together with various other items. The decrease was partially offset by increased gains on trading securities, foreign exchange transactions and derivative securities.

Non-interest expense decreased 1.4% from (Won)1,776 billion in the first six months of 2002 to (Won)1,751 billion in the first six months of 2003, primarily as a result of a decrease in Won-based commissions and certain general and administrative expense items including advertising and service fees. The decrease was partially offset by increases in other general and administrative expense items including primarily higher salary and bonus levels.

Non-operating income increased 70.6% from (Won)204 billion in the first six months of 2002 to (Won)348 billion in the first six months of 2003. This increase was attributable primarily to recovery of impairment loss on available-for-sale securities and increased gains on sales of loans and premises and equipment. The increase was offset by a decrease in gain on disposal of available-for-sale securities.

Non-operating expense decreased 48.2% from (Won)355 billion in the first six months of 2002 to (Won)184 billion in the first six months of 2003. This decrease was attributable primarily to a decrease in impairment loss on and disposal of available-for-sale securities. The decrease was partially offset by an increase in losses on sales of loans and impairment loss on intangible assets.

Income tax expense increased 306.7% from (Won)30 billion in the first six months of 2002 to (Won)121 billion in the first six months of 2003, as a result of an increase in our taxable income. The statutory income tax rates applicable to us were approximately 29.7% in the first six months of 2002 and 2003. Our effective tax rate was 20.6% in the first six months of 2002 and 23.1% in the first six months of 2003. Taxes are calculated for each of our subsidiaries individually. As a result, losses incurred by our subsidiaries cannot be offset against profits earned by other subsidiaries or us, and such profits are taxed at the relevant rates.

Expense attributable to minority interest in earnings of consolidated subsidiaries changed from a loss of (Won)35 billion in the first six months of 2002 to income of (Won)3 billion in the first six months of 2003. This 2003 income related mainly to the portion of the net loss of Woori Securities in the first six months of 2003 that was allocable to minority shareholders.

Item 5C.    Research and Development, Patents and Licenses, etc.

Not Applicable

Item 5D.    Trend Information

These matters are discussed under Item 5A. and Item 5B. above where relevant.

Item 5E.    Off-Balance Sheet Arrangements

Not Applicable

Item 5F.    Tabular Disclosure of Contractual Obligations

Not Applicable

Item 6.    Directors, Senior Management and Employees

Item 6A.    Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for managing our affairs. The board currently comprises four standing directors and six non-standing directors. Standing directors are directors who are full-time executive officers of Woori Finance Holdings, while non-standing directors are directors who are not full-time executive officers.

Our articles of incorporation provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three non-standing directors. Each standing director is elected for a three-year term of office, and each non-standing director is elected for a one-year term of office. These terms are subject to the Korean Commercial Code, the Bank Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

Our board of directors meets regularly on a quarterly basis to discuss and resolve various corporate matters. The board may also convene for additional extraordinary meetings at the request of any of the directors.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea.

Standing Directors

Our standing directors are as follows:

Name	Age	Position	Director Since	Date Term Ends
Byung-Chul Yoon	66	Chairman and Chief Executive Officer	March 12, 2001	March 11, 2004
Duk-Hoon Lee	54	Vice Chairman and Chief Executive Officer of Woori Bank	March 12, 2001	March 11, 2004
Kwang-Woo Jun	54	Vice Chairman and Chief Strategy Officer	March 12, 2001	March 11, 2004
Euoo-Sung Min	49	Vice Chairman and Chief Financial Officer	March 12, 2001	March 11, 2004

None of these directors is involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Byung-Chul Yoon is our chairman and chief executive officer. He was elected chairman and appointed as chief executive officer in March 2001. Prior to joining Woori Finance Holdings, he served as chairman of Hana Bank and, prior to that, as its president and chief executive officer. Mr. Yoon holds a B.A. in law from Pusan National University.

Duk-Hoon Lee is one of our vice chairmen and chief executive officer of Woori Bank. He was elected as a vice chairman and appointed as Woori Bank’s chief executive officer in March 2001. Prior to joining Woori Finance Holdings, he served as president and chief executive officer of Daehan Investment & Trust Co. Ltd. Mr. Lee holds a B.A. in economics from Sogang University, an M.A. in economics from Wayne State University and a Ph.D. in economics from Purdue University.

Kwang-Woo Jun is one of our vice chairmen and our chief strategy officer. He was elected as a vice chairman and appointed as chief strategy officer in March 2001. Prior to joining Woori Finance Holdings, he served as president of the Korea Center for International Finance and, prior to that, as a special advisor to the Deputy Prime Minister/Minister of Finance and Economy. Mr. Jun holds a B.A. in economics from Seoul National University and an M.B.A. and a Ph.D. in finance from Indiana University.

Euoo-Sung Min is one of our vice chairmen and our chief financial officer. He was elected as a vice chairman and appointed as chief financial officer in March 2001. Prior to joining Woori Finance Holdings, he served as president and chief executive officer of Salomon Smith Barney Korea Ltd. and, prior to that, as an executive director at Morgan Stanley, Seoul. He also served in various executive positions with Citibank for ten years in Korea and New York. Mr. Min holds a B.A. in business administration from Sogang University and an M.B.A. from the State University of New York, Buffalo.

Non-Standing Directors

Our non-standing directors are selected based on their experience and knowledge in diverse areas, which include law, finance, economies, management and accounting. We currently have six non-standing directors. All were nominated by the Management Committee and approved by our shareholders.

Our non-standing directors are as follows:

Name	Age	Position	Director Since	Year Term Ends (1)
Nam-Hong Cho	67	Non-Standing Director	March 12, 2001	2004
Sang-Chul Lee	67	Non-Standing Director	March 12, 2001	2004
Chae-Woong Lee	61	Non-Standing Director	March 12, 2001	2004
Gae-Min Lee	57	Non-Standing Director	March 12, 2001	2004
Oh-Seok Hyun	53	Non-Standing Director	March 31, 2003	2004
Hae-Suk Suh	50	Non-Standing Director	March 22, 2002	2004

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Nam-Hong Cho has been a non-standing director since March 12, 2001. He currently serves as Executive Vice Chairman of the Korea Employers Federation and, prior to that, served at the Ministry of Commerce, Industry and Energy. He holds a B.A. in sociology from Seoul National University.

Sang-Chul Lee has been a non-standing director since March 12, 2001. He also currently serves as a non-standing director of Samsung SDI Co., Ltd. and, prior to that, served as president and chief executive officer of the former Kookmin Bank. He holds a B.A. in commerce from Seoul National University.

Chae-Woong Lee has been a non-standing director since March 12, 2001. He currently serves as a professor at Sungkyunkwan University and, prior to that, served as the vice chancellor at that university. He holds a B.A. in economics from Seoul National University and a Ph.D. in economics from Southern Methodist University.

Gae-Min Lee has been a non-standing director since March 12, 2001. He currently serves as president and chief executive officer of Hankyung.com, an Internet company and, prior to that, served as chief editorial writer for the Korea Economic Daily. He holds a B.A. in economics from Kyunghee University and an M.A. in economics from Sogang University.

Oh-Seok Hyun has been a non-standing director since March 31, 2003. He currently serves as the president of the Trade Research Institute, a unit of the Korea International Trade Association and, prior to that, served at the Ministry of Finance and Economy. He holds a B.A. in economics and M.A. in public administration from Seoul National University and a Ph.D. in economics from the University of Pennsylvania.

Hae-Suk Suh has been a non-standing director since March 22, 2002. She is currently a foreign legal consultant at the law firm of Wu Hyun and prior to that, was an attorney at Baker and McKenzie. She holds a B.A. in English language and literature from Ewha Womans University and a J.D. from Santa Clara University Law School.

If any director wishes to enter into a transaction with us in his or her personal capacity, he or she must obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the four standing directors who are also our executive officers, we currently have the following 5 executive officers.

Name	Age	Position
Sam-Soo Pyo	52	Senior Managing Director; Chief Information Officer; President and Chief Executive Officer of Woori Finance Information System

Hwan-Kyu Park	51	Senior Managing Director; Head of the Strategic Planning Department; Head of the Legal Department

Ki-Chul Han	58	Managing Director; Head of the Human Resources Department; Head of the General Affairs Department; Head of the Public Relations Department

Tae-Ho Son	54	Managing Director; Head of the Audit Department

Won-Gihl Sohn	50	Managing Director; Head of the Finance Department

None of the executive officers are involved in any significant business activities outside Woori Finance Holdings and our subsidiaries.

Sam-Soo Pyo serves as a senior managing director and chief information officer of Woori Finance Holdings. He also currently serves as president and chief executive officer of Woori Finance Information System. Prior to joining Woori Finance Information System in 2001, he served as president and chief executive officer of Hyundai Information Technology and, prior to that, as a managing director at Samsung Electronics. He holds a B.A. in electrical engineering from Seoul National University, an M.S. in electrical science and engineering from the Korean Advanced Institute of Science and Technology and a Ph.D. in computer engineering from Carnegie Mellon University.

Hwan-Kyu Park serves as a senior managing director and head of our Strategic Planning Department and Legal Department. Prior to joining Woori Finance Holdings in 2001, he served as president and chief executive officer at Tong Yang Credit Card and, prior to that, as senior executive director at Tong Yang Merchant Bank. He holds a B.A. in sociology from Seoul National University and an M.B.A. from Columbia University.

Ki-Chul Han serves as a managing director and head of our Human Resources Department, General Affairs Department and Public Relations Department. Prior to joining Woori Finance Holdings in 2001, he served as a vice chairman at Hanvit Bank. He holds a B.A. in business management from Pusan National University, an M.B.A. from Seoul National University and an M.B.A. from Indiana University.

Tae-Ho Son serves as a managing director and head of our Audit Department. Prior to joining Woori Finance Holdings in 2001, he served as executive president at Hana Bank and, prior to that, served as a non-standing director at Hana Bank. He holds a B.A. in business administration from Korea University.

Won-Gihl Sohn serves as a managing director and head of our Finance Department. Prior to joining Woori Finance Holdings in 2001, he served as the Head of the Debt Restructuring Team and the International Finance Department at the Korea Electric Power Corporation. He holds a B.A. in international trade from Konkuk University, an M.B.A. from Korea University and an M.Sc. from the Sloan Program at the London Business School.

Item 6B.    Compensation

The aggregate remuneration paid and benefits-in-kind we paid in 2002 to our chairman and chief executive officer, our other standing and non-standing directors, and our other executive officers was (Won)2,994 million. In addition, we set aside (Won)507 million in 2002 for allowances for severance and retirement benefits for those directors and officers. We do not have service contracts with any of these directors or officers that provide for benefits if employment with us is terminated.

On December 4, 2002, our board of directors approved a stock option plan for our chairman and chief executive officer and 61 of our other directors and officers and those of our subsidiaries. In accordance with this plan, we have granted stock options to our directors and officers, as well as to directors and officers of our subsidiaries, as described below. See “Item 6E. Share Ownership—Stock Options.” For all of the options granted, we may elect either to issue common stock, deliver treasury shares or pay in cash the difference between the exercise and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after a three-year vesting period. Once vested, options may be exercised until six years from the grant date.

In 2002, we recognized (Won)135 million as compensation expense for the stock options granted under our stock option plan.

Item 6C.    Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have six management committees that serve under the board:

•	the Management Committee;

•	the Management Compensation Committee;

•	the Group Risk Management Committee;

•	the Audit Committee;

•	the Executive Management Committee; and

•	the Ethics Committee.

The board appoints each member of these committees except for members of the Audit Committee, who are elected by our stockholders at the annual general meeting.

Management Committee

This committee consists of two standing directors and three non-standing directors: Byung-Chul Yoon, Kwang-Woo Jun, Gae-Min Lee, Sang-Chul Lee and Nam-Hong Cho. The chairman is Byung-Chul Yoon. This committee, which functions as a steering committee, enables broad management oversight of our operations. It is responsible for the following:

•	evaluating and appointing non-standing directors;

•	setting rules and procedures for operations of our board and its various committees;

•	resolving issues relating to critical management-related matters like restructuring; and

•	reviewing all reports to be reported to our board and other matters that are deemed necessary by our board or various sub-committees of our board.

This committee holds regular meetings every year.

Management Compensation Committee

This committee consists of six non-standing directors: Sang-Chul Lee, Nam-Hong Cho, Chae-Woong Lee, Gae-Min Lee, Oh-Seok Hyun and Hae-Suk Suh. The chairman is Sang-Chul Lee. It is responsible for all matters relating to the following:

•	management’s performance in developing our business;

•	setting goals and targets with respect to and evaluating executive performance; and

•	fixing executive compensation, including incentives and bonuses.

This committee holds regular meetings every six months.

Group Risk Management Committee

This committee consists of two directors and three non-standing directors: Byung-Chul Yoon, Euoo-Sung Min, Chae-Woong Lee, Oh-Seok Hyun and Hae-Suk Suh. The chairman is Byung-Chul Yoon. It oversees and makes determinations on all issues relating to our group-wide integrated risk management system. It implements policies regarding, monitors and has ultimate responsibility for managing credit, market and liquidity risk and asset and liability management. The major roles of the Group Risk Management Committee include:

•	determining and amending risk management policies, guidelines and limits in conformity with the strategy established by the board of directors;

•	determining the appropriate level of risks that we should be willing to undertake;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limit requests;

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations; and

•	monitoring our subsidiaries’ compliance with our risk policies.

The Group Risk Management Committee regularly receives reports from the Group Risk Management Council, which is the body that coordinates execution of the commission risk-related policies and decisions with the subsidiary-level risk management committees. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk.” The committee holds regular meetings every three months.

Audit Committee

This committee consists of six non-standing directors: Gae-Min Lee, Sang-Chul Lee, Chae-Woong Lee, Nam-Hong Cho, Oh-Seok Hyun and Hae-Suk Suh. The chairman is Chae-Woong Lee. It reviews all audit and compliance-related matters and makes recommendations to our board. This committee also is responsible for the following:

•	supervision of internal and external audit processes;

•	review of compliance and legal matters, including the monitoring of compliance risks;

•	appointing external auditors and setting internal procedures or making decisions on matters that related to auditing; and

•	overseeing the reporting systems within our holding company structure and ensuring full compliance with all disclosure rules and requirements.

This committee also makes recommendations on regulatory issues to the Financial Supervisory Service, if and when deemed necessary. In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The internal and external auditors report directly to the Audit Committee chairman. Our external auditor is invited to attend meetings of this committee when needed or when matters pertaining to the audit are discussed. The subsidiary-level Audit Committees, which review subsidiary-level internal practices, report to the Audit Council that in turn reports to this committee.

The committee holds regular meetings every three months.

Executive Management Committee

This committee consists of our four standing directors: Byung-Chul Yoon, Duk-Hoon Lee, Kwang-Woo Jun and Euoo-Sung Min. The chairman is Byung-Chul Yoon. This committee is an operational committee that oversees decisions with respect to our operational and management matters. The committee holds regular meetings every week.

Ethics Committee

This committee consists of four standing directors and two non-standing directors: Byung-Chul Yoon, Duk-Hoon Lee, Kwang-Woo Jun, Euoo-Sung Min, Sang-Chul Lee and Chae-Woong Lee. The chairman is Byung-Chul Yoon. It is responsible for the following:

•	implementing our code of ethics and amending it when necessary;

•	managing our ethics policies, including developing procedures and standards of conduct to ensure compliance; and

•	evaluating our performance under our code of ethics.

This committee holds regular meetings every year.

Item 6D.    Employees

As of December 31, 2002, we had a total of 14,422 full-time employees, including 65 employees at our financial holding company. The following table sets forth information regarding our employees as of the dates indicated.

	As of December 31,
	2000 (1)	2001	2002
Full-time employees	9,932	15,325	14,422
Contractual employees	1,653	4,914	5,710

Total	11,585	20,239	20,132

(1)	Reflects number of employees for Hanvit Bank.

Approximately 79% of our employees are members of the Korea Financial Industry Union. Since we were established in April 2001, neither we nor any of our subsidiaries has had any significant labor disputes, although we have made certain concessions to our labor unions. See “Item 3D. Risk Factors—Other risks relating to our business—Labor union unrest may disrupt our operations and hinder our ability to reorganize and integrate our operations.” In connection with our restructuring process, we have placed a high priority on improving our relationships with our employees and maintaining an atmosphere of trust and cooperation between our labor and management.

At the holding company level, our employees do not have a labor union, but we have established a labor committee comprising four employees and four members of management. Each of our subsidiaries has also established a labor committee. These committees discuss and decide matters relating to profit sharing, improvements in productivity and promotion of employee welfare. They also resolve issues relating to working conditions, wages and labor hours.

At the holding company level, the duration of our standard employment contract for both management and non-management employees is three years. Our salary system with respect to our employees is based on a combination of the agreed-upon base salary and bonuses reflecting the work productivity of each employee. We believe that the salaries we pay to our employees and management are similar to those of other large financial institutions in Korea. We evaluate employees twice a year (usually in January and July), based on our business performance and evaluations provided by co-workers and superiors. With respect to our compensation program, we do not provide housing leases or loans to our employees. Although we currently do not have an employee stock ownership program, we are currently considering whether to establish one. We have an employee stock ownership association, which purchases our shares at the request of our employees using their own funds. We do not provide any compensation benefits to employees through such purchases, although the association is entitled to certain pre-emptive rights. See “Item 10A. Share Capital—Pre-emptive Rights and Issuances of Additional Shares.”

At our subsidiaries, the standard employment contract for management-level and certain non-management employees is three years. Employee compensation is based on a combination of the agreed-upon base salary and bonuses. The bonus system is based on individual performance and business unit performance. We believe that our compensation package for our subsidiaries are similar to those institutions in the same industries. We provide a wide range of benefits to our employees, including medical insurance, employment insurance, workers compensation, life insurance, financial aid for children’s tuition, low-interest housing loans and pension plans.

Item 6E.    Share Ownership

Common Stock

The persons who are currently our directors or executive officers, as a group, held 16,864 shares of common stock of Woori Finance Holdings as of December 31, 2002, which represented approximately 0.002% of our outstanding common stock. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

The following table sets forth information regarding the stock options we have granted to our directors and executive officers, as well as those of our subsidiaries, as of December 31, 2002. All of the stock options listed below relate to common stock of Woori Finance Holdings.

Grant Date	Position	Exercise Period		Exercise Price (1)	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Woori Finance Holdings
04-Dec-02	Chairman and CEO	05-Dec-05	04-Dec-08	(Won)6,800	100,000	0	0
04-Dec-02	Vice Chairman and CSO	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	Vice Chairman and CFO	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	6 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	60,000	0	0
04-Dec-02	Senior Managing Director	05-Dec-05	04-Dec-08	(Won)6,800	40,000	0	0
04-Dec-02	3 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	90,000	0	0

Woori Bank
04-Dec-02	Vice Chairman and CEO of Woori Bank	05-Dec-05	04-Dec-08	(Won)6,800	80,000	0	0
04-Dec-02	6 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	60,000	0	0
04-Dec-02	Senior Executive Vice President	05-Dec-05	04-Dec-08	(Won)6,800	45,000	0	0
04-Dec-02	9 Executive Vice Presidents	05-Dec-05	04-Dec-08	(Won)6,800	270,000	0	0
04-Dec-02	Member of the Audit Committee	05-Dec-05	04-Dec-08	(Won)6,800	45,000	0	0

Woori Investment Bank
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	3 Non-Standing Directors	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	Managing Director	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	Member of Audit Committee	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0

Woori Finance Information System
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	40,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	3 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	45,000	0	0

Woori Credit Card
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	40,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	35,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

Woori Investment Trust
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Non-Standing Director	05-Dec-05	04-Dec-08	(Won)6,800	5,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

Woori Capital Advisors Asset Management
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

Woori Credit Information
04-Dec-02	President	05-Dec-05	04-Dec-08	(Won)6,800	20,000	0	0
04-Dec-02	Vice President	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	Auditor	05-Dec-05	04-Dec-08	(Won)6,800	15,000	0	0
04-Dec-02	2 Managing Directors	05-Dec-05	04-Dec-08	(Won)6,800	30,000	0	0

	Total				1,560,000	0	0

(1)	Calculation formula: Exercise price = (Won)6,800 x (1 + the increase rate of the KOSPI Bank Industry Index). The increase rate of the KOSPI Banking Industry Index = ((the average closing index announced for the three months prior to the commencement of the exercise period) – (the average closing index announced for the three months prior to the grant of the stock options)) / (the average closing index announced for the three months prior to the grant of the stock options).

Item 7.     Major Stockholders and Related Party Transactions

Item 7A.    Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2002 by each person or entity known to us to own beneficially more than 5% of our outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of shares of common stock	Percentage of total shares of common stock	Percentage of total shares on a fully diluted basis
KDIC	673,458,609	87.7%	86.2%

As of December 31, 2002, there were (Won)45 billion of bonds with warrants outstanding, which, if fully converted into our shares, would have represented approximately 1.2% of our outstanding shares. All of these warrants had expired in June 2003. There were also US$52 million of convertible bonds outstanding as of December 31, 2002, that were held by an affiliate of Lehman Brothers which, if fully converted into 9,395,353 shares, would have represented approximately 1.2% of our outstanding shares. These convertible bonds become convertible in tranches commencing in September 2003. In addition, we issued US$39 million and (Won)20 billion of convertible bonds in March 2003 to an affiliate of Lehman Brothers which become convertible into 12,379,386 shares commencing in March 2004, which if fully converted as of December 31, 2002, would have represented an additional 1.6% of our outstanding shares.

On December 5, 2001, the KDIC issued US$500,000,000 of exchangeable notes, exchangeable into common shares of Chohung Bank or our common shares. If a qualifying public offering (as defined in the indenture in connection with the KDIC’s exchangeable notes) of Chohung Bank shares or our shares is effected, each holder of the KDIC’s notes has the right during the exchange period to exchange all or any of such notes into the exchange property which consists of, if a qualified public offering of Chohung Bank occurs, Chohung Bank shares, and if a qualified public offering of us occurs, our shares. If both qualified public offerings have occurred, each note will be exchangeable either into Chohung Bank shares or our shares as selected by the noteholder. The exchange rate for holders of the exchangeable notes is 118% of the lower of (a) the offering price of the underlying shares in a qualified public offering and (b) the weighted average market price for the shares of Chohung Bank or us, as the case may be, for the first ten days following the date that those shares are listed in connection with a qualified public offering. If (1) a qualified public offering occurs and (2) the share price for the shares subject to the qualified public offering increases by 30% of the exchange price applicable to those shares, but (3) the holder of the notes does not exercise its exchange right, then the KDIC must exercise a call option on the notes, thus encouraging the exercise of the exchange right by the holder of the notes. Any such exchange will decrease the KDIC’s ownership in us.

As of December 31, 2002, standing and non-standing directors collectively owned 16,864 shares of our common stock, and our executive officers, excluding standing directors, owned no shares of our common stock.

As of December 31, 2002, we had 16 holders of record in the United States, who collectively held 1,179,612 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of our common stock or exercised control or could exercise control over us as of December 31, 2002.

Item 7B.    Related Party Transactions

We regularly engage in transactions with entities affiliated with the government, which as of December 31, 2002 owned 87.7% of our shares. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For a description of such transactions, see “Item 4B. Business Overview—Assets and Liabilities.”

We and our subsidiaries have entered into a memorandum of understanding with the KDIC in which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

As of December 31, 2000 and 2001, we had loans outstanding to our executive officers and directors in the aggregate amount of (Won)200 million and (Won)142 million, respectively. As of December 31, 2002, we had no loans outstanding to our executive officers and directors.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

Item 7C.    Interest of Experts and Counsel

Not Applicable

Item 8.    Financial Information

Item 8A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-73.

Legal Proceedings

As a financial institution with diverse operations, we are subject to legal proceedings and regulating actions in the ordinary course of our business.

Creation of the Financial Holding Company

In February and May 2001, approximately 400 minority shareholders filed two lawsuits claiming damages incurred from the Financial Supervisory Commission-mandated capital reduction of Hanvit Bank, Kyongnam Bank, Kwangju Bank and Peace Bank of Korea in December 2000. The shareholders filed a lawsuit against the four banks, their accountants and the Korean government based on fraudulent disclosure of business reports. The total amount of damages has not been determined yet, and the lawsuit is currently pending.

Woori Bank

In December 1998, Hanvit Bank (since renamed Woori Bank) was named as the defendant in a lawsuit filed by Ilsung Pharmaceuticals Co., Ltd, which claimed damages of (Won)30 billion. Ilsung Pharmaceuticals alleged that Hanvit Bank had illegally reduced its capital. This lawsuit is currently pending.

In January 2001, Hanvit Bank was named as the defendant in a lawsuit filed by FLV Fund Korea, which claimed damages of (Won)33 billion. FLV Fund Korea alleged that Hanvit Bank had illegally collected its capital funds that were pledged in connection with a secured loan provided by Hanvit Bank. The Seoul District Court dismissed the lawsuit in December 2001, and FLV Fund Korea appealed to Seoul High Court in March 2002. This lawsuit is currently pending. In connection with this lawsuit, a criminal complaint was filed by the Korean government against Hanvit Bank for its violation of Article 38 of the Bank Act of Korea. In January 2003, the Seoul District Court granted summary judgment against Hanvit Bank and ordered it to pay (Won)5 million in penalties.

In October 2001 and October 2002, Hanvit Bank, two other domestic banks and others were named as defendants in three lawsuits filed in the United States by investors claiming damages of US$880 million. The investors alleged that the defendants aided and abetted Lernout & Hauspie Speech Products in the commission of an alleged fraud. Under U.S. securities laws, the investors alleged the defendants to be jointly liable for their losses arising from the presentation of fraudulent financial statements relating to Lernout & Hauspie. The investors also filed claims under the Racketeer Influenced and Corrupt Organizations (RICO) Act, which could result in treble damages. In February and March 2003, the District Court of New York ruled in favor of Woori Bank (the successor to Hanvit Bank) with respect to all three lawsuits. In June 2003, the District Court of New York reinstated Woori Bank as a defendant due to a ruling in a related case. However, the court ruled that the investors could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed the complaint without prejudice due to the lack of diversity and federal jurisdiction. In September 2003, the court also dismissed the common law fraud claims due to the lack of requisite specificity required for federal claims. The investors have not decided whether they will appeal.

Kwangju Bank

On October 24, 2001, The Korea Export-Import Bank filed a lawsuit against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in the amount of US$100 million. The Korea Export-Import Bank claims that the underlying documents issued on April 26, 1996 authorizing the issuance of a certificate of guarantee constitute a binding agreement on Kwangju Bank. The signature on the certificate was by an assistant branch manager without approval of the board of directors. The lawsuit is currently pending.

Other than the legal proceedings discussed above, we and our subsidiaries are not a party to any legal or administrative proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

Dividends

We declare our dividend annually at the annual general meeting of stockholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the stockholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy,” and “Item 12. Description of Securities Other than Equity Securities—Dividends, Other Distributions and Rights.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared by Woori Finance Holdings and its predecessor with respect to each of the four years ended December 31, 2002. The dividends set forth below with respect to each year were declared, paid and recorded in the following year.

Fiscal year	Dividends per common share		Dividends per preferred share	Total amount of cash dividends paid
(in millions of Won)
1999 (1)		—	—		—
2000 (1)		—	—		—
2001		—	—		—
2002 (2)	(Won)	250	—	(Won)	57,262

(1)	Reflects dividends of Hanvit Bank.
(2)	The KDIC received dividends per common share of (Won)50 per share. The total amount of cash dividends paid reflects this lesser amount paid with respect to the shares of common stock owned by the KDIC.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs. See “Item 12. Description of Securities Other than Equity Securities—Description of the American Depositary Shares” for a description of the payment and distribution of dividends.

For a description of the tax consequences of dividends paid to our shareholders, see “Item 10E. Taxation—United States Taxation—Taxation of Dividends” and “—Korean Taxation—Dividends on Shares of Common Stock or ADSs.”

Item 8B.    Significant Changes

Not Applicable

Item 9.    The Offer and Listing

Item 9A.    Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Korea Stock Exchange. Our common stock, which is in registered form and has a par value of (Won)5,000 per share of common stock, has been listed on the Korea Stock Exchange since June 24, 2002 under the identifying code 53000. As of the date of this registration statement, we have 775,504,910 shares of common stock outstanding. We have applied to list our ADSs on the NYSE under the symbol WF.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock.

	Closing price per common stock				Average daily trading volume
	High		Low
					(in thousands of shares)
1999 (1)
First Quarter	(Won)	12,500	(Won)	6,600	514
Second Quarter		14,400		7,510	1,150
Third Quarter		11,600		4,100	2,579
Fourth Quarter		4,810		3,000	3,973
2000 (1)
First Quarter		4,150		1,730	4,456
Second Quarter		3,050		1,000	24,120
Third Quarter		3,080		1,360	40,523
Fourth Quarter		1,725		830	35,948
2001 (1)
First Quarter		—		—	—
Second Quarter		—		—	—
Third Quarter		—		—	—
Fourth Quarter		—		—	—
2002
First Quarter (2)		—		—	—
Second Quarter		6,800		5,630	2,702
Third Quarter		7,050		4,405	1,446
Fourth Quarter		5,000		3,902	1,578
2003
First Quarter		4,800		3,900	1,560
Second Quarter		6,400		4,050	1,722
March		4,730		3,900	1,472
April		4,920		4,050	1,523
May		5,670		4,740	1,650
June		6,400		6,020	2,007
July		7,150		6,190	1,767
August		7,350		6,000	1,760
September (through September 24)		7,300		6,300	1,816

Source: Korea Stock Exchange

(1)	Reflects trading of Hanvit Bank. For the period from December 15, 2000 through June 23, 2002, neither our common shares nor those of our predecessor, Hanvit Bank, were traded on any exchange.
(2)	Trading of our common shares on the Korea Stock Exchange commenced on June 24, 2002.

Item 9B.    Plan of Distribution

Not Applicable

Item 9C.    Markets

The Korean Securities Market

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2002, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)259 trillion. The average daily trading volume of equity securities for 2002 was approximately 857 million shares with an average transaction value of (Won)3,042 billion.

The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Korea Stock Exchange. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Stock Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every ten seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table.

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003 (through September 24)	635.17	767.46	515.24	724.70

Source: The Korea Stock Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To Won
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. See “Item 3D. Risk Factors—Risks relating to our common stock and ADSs—A holder of our ADSs may be responsible for paying taxes with respect to withdrawal of our common stock.” An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10E. Taxation—Korean Taxation.”

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
Year	Number of Listed Companies	(billions of Won)		(millions of US$)(1)	thousands of Shares	(millions of Won)		(thousands of US$) (1)
1982	334	(Won)	3,001	$4,279	9,704	(Won)	6,667	$9,508
1983	328		3,490	4,666	9,325		5,941	7,944
1984	336		5,149	6,434	14,847		10,642	13,301
1985	342		6,570	7,921	18,925		12,315	14,846
1986	355		11,994	13,439	31,755		32,870	36,830
1987	389		26,172	30,250	20,353		70,185	81,120
1988	502		64,544	81,177	10,367		198,364	249,483
1989	626		95,477	138,997	11,757		280,967	409,037
1990	669		79,020	115,610	10,866		183,693	268,753
1991	686		73,118	101,623	14,022		214,263	297,795
1992	688		84,712	110,691	24,028		308,246	402,779
1993	693		112,665	142,668	35,130		574,048	726,919
1994	699		151,217	185,657	36,862		776,257	953,047
1995	721		141,151	178,267	26,130		487,762	616,016
1996	760		117,370	151,289	26,571		486,834	627,525
1997	776		70,989	82,786	41,525		555,759	648,115
1998	748		137,799	81,297	97,716		660,429	389,634
1999	725		349,504	294,319	278,551		3,481,620	2,931,891
2000	704		188,042	166,704	306,163		2,602,211	2,306,925
2001	689		255,850	200,039	473,241		1,997,420	1,561,705
2002	683		258,681	217,379	857,245		3,041,599	2,308,789
2003 (through September 24)	687		305,385	265,437	565,129		2,116,164	1,839,343

Source: The Korea Stock Exchange

(1)	Converted at the Federal Reserve noon buying rate on the first business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Further Opening of the Korean Securities Market

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Korea Stock Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain securities including shares of Korean companies that are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds that are not listed.

Issuance of ADSs

In order for any person to offer ADSs representing our common shares in an amount exceeding US$30 million, a prior report of the issuance must be filed with the Ministry of Finance and Economy. No further Korean governmental approval for the offering and issuance of our ADSs is required after such filing.

The depositary must obtain our prior consent for any party to deposit a number of shares of our common stock in any particular proposed deposit that exceeds any limit that we may specify from time to time. We currently have not set any such limit.

Reporting Requirements for Holders of Substantial Interests

Any person who directly or beneficially owns shares of our common stock that have voting rights, whether in the form of shares, ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities (including convertible bonds and bonds with warrants) (which we refer to collectively as “Equity Securities”) that, when taken together with the Equity Securities beneficially owned by specified related persons or by any person acting in concert with that person, account for 5% or more of our total issued and outstanding shares must report that holding to the Financial Supervisory Commission and the Korea Stock Exchange no more than five business days after reaching 5%. That person must also report any subsequent change in the ownership interest of 1% or more of our total outstanding Equity Securities to the same entities no more than five business days after the change.

Anyone violating these reporting requirements may suffer criminal sanctions, including fines, imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order that person to dispose of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of its shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after it becomes a major stockholder. In addition, the major stockholder must report any subsequent change in its ownership interest to those same entities no later than the tenth day of the month following the month in which the change occurred. A major stockholder that violates these reporting requirements may suffer criminal sanctions, including fines or imprisonment.

Pursuant to the Financial Holding Company Act, any single stockholder or person considered to be a related party to a stockholder that acquires more than 10% of the voting stock of a Korean financial holding company will be subject to reporting or approval requirements. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted since January 1992 in connection with the opening and operation of Korea’s stock market, foreign investors may generally invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances. These circumstances include:

•	odd-lot share trading;

•	acquiring shares (which we refer to as “Converted Shares”) by exercising warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquiring shares through inheritance, donation, bequest or exercise of stockholders’ rights, including pre-emptive rights or rights to participate in free distributions and receive dividends; or

•	subject to certain exceptions, over-the-counter transactions between foreign investors of a class of shares for which the limit on aggregate acquisition by foreign investors, as explained below, has been reached or exceeded.

For over-the-counter transactions between foreign investors outside the Korea Stock Exchange or the KOSDAQ involving a class of shares for which the limit on aggregate acquisition by foreign investors has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors may not engage in margin transactions by borrowing shares from securities companies with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares and shares being issued for initial listing on the Korea

Stock Exchange or registration on KOSDAQ) to register with the Financial Supervisory Service before making an investment. This registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling the Converted Shares within three months from the acquisition date. The Financial Supervisory Service will issue an investment registration card to each registering foreign investor. This card must be presented each time the foreign investor opens a brokerage account with a securities company. Foreign investors eligible to obtain an investment registration card include:

•	foreign nationals who have not been residing in Korea for a consecutive period of six months or more;

•	foreign governments;

•	foreign municipal authorities;

•	foreign public institutions;

•	international financial institutions or similar international organizations;

•	corporations incorporated under foreign laws; and

•	any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act.

All Korean offices of a foreign corporation (as a group) are treated as a separate foreign investor from the offices of the corporation outside Korea for these purposes. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances identified in the relevant regulations.

When a foreign investor purchases shares through the Korea Stock Exchange or the KOSDAQ, it need not make a separate report because the investment registration card system is designed to control and oversee foreign investment through a computer system. If, however, a foreign investor acquires or sells shares outside the Korea Stock Exchange or the KOSDAQ, that investor or its standing proxy must report that transaction to the governor of the Financial Supervisory Service at that time. In addition, if a foreign investor acquires or sells its shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, that investor must ensure that the securities company engaged to facilitate the transaction reports the transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if that investor does not perform these activities itself. See “Item 12. Description of Securities Other than Equity Securities—Description of Share Capital—Other Provisions—Transfer of Shares.” A foreign investor may be exempted from complying with the standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed unavoidable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in the custody of an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that its custodian deposits its shares with the Korea Securities Depository. A foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the foreign investors’ home country.

Under the Investment Rules, with certain limitations, foreign investors may acquire shares of a Korean company without being subject to any foreign investment limit. Under one of these limitations, foreign investors may acquire no more than 40% of the outstanding share capital of designated public corporations. Designated public corporations may set a limit on the aggregate amount of shares that an individual person may acquire. This limit may be as high as 3% of the company’s outstanding share capital. Currently, the Korea Electric Power Corporation is the only designated public corporation that has set this limit. If a foreign investor acquires 10% or more of the outstanding shares with voting rights of a Korean company, that investment constitutes a “foreign direct investment” under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to a foreign exchange bank or the Korea Trade Investment Promotion Agency. The acquisition of a Korean company’s shares by a foreign investor may be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of the restrictions applicable to Korean financial holding companies, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies.”

Restrictions Applicable to ADSs

An investor does not need Korean governmental approval to sell or purchase our ADSs in the secondary market outside Korea or to withdraw shares of our common stock from our ADS deposit facility or deliver those withdrawn shares in Korea. However, a foreign investor who intends to acquire shares must obtain an investment registration card from the Financial Supervisory Service as described below. Either the foreign investor or its standing proxy in Korea must immediately report its acquisition of the shares to the governor of the Financial Supervisory Commission.

Persons who acquire shares of our common stock by withdrawing those shares from our ADS deposit facility may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Item 9D.    Selling Shareholders

Not Applicable

Item 9E.    Dilution

Not Applicable

Item 9F.     Expenses of the Issuer

Not Applicable

Item 10.    Additional Information

Item 10A.    Share Capital

We have set forth below information relating to our capital stock, including brief summaries of some of the provisions of our articles of incorporation, the Korean Commercial Code, the Korean Securities and Exchange Act of 1962, as amended (the “Korean Securities and Exchange Act”), and other related laws of Korea. These summaries do not purport to be complete and are subject to our articles of incorporation, and the applicable provisions of the Korean Securities and Exchange Act, the Korean Commercial Code and those related laws.

As of December 31, 2002, our authorized share capital was 2,400,000,000 shares. Our articles of incorporation authorize us to issue:

•	shares of common stock, par value (Won)5,000 per share;

•	shares of non-voting preferred stock, par value (Won)5,000 per share;

•	shares of non-voting redeemable preferred stock, par value (Won)5,000 per share; and

•	shares of non-voting convertible preferred stock, par value (Won)5,000 per share.

Subject to applicable laws and regulations, our articles of incorporation authorize us to issue a number of shares of preferred stock equal to as much as one-half of all of the issued and outstanding shares.

As of the date of this registration statement, 775,504,910 shares of common stock were issued and outstanding. There are no shares of preferred stock currently outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. As of that date, our authorized but unissued share capital was 1,624,495,090 shares. We may issue the unissued shares without further stockholder approval, but these issuances are subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.” For a discussion of the history of our share capital, see Notes 22 and 23 of the notes to our consolidated financial statements and “Item 4A. History and Development of the Company—Establishment of Woori Finance Holdings.”

Our articles of incorporation allow our stockholders, by special resolution, to grant to our officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options exercisable for up to 1% of our issued and outstanding shares. However, any grant by our board of directors must be approved by our stockholders at their next general meeting convened immediately after the grant date. As of December 31, 2002, our officers, directors and employees held options to purchase 1,560,000 shares of common stock. See “Item 6E. Share Ownership.”

We issue share certificates in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Item 10B.    Memorandum and Articles of Association

Organization and Register

We are a financial holding company established under the Financial Holding Company Act. We were incorporated under the laws of Korea on March 27, 2001 and commenced operations on April 2, 2001. We are registered with the commercial registry office of Seoul District Court. We maintain the register of our stockholders at our principal office in Seoul, Korea. We register transfers of shares on the register of stockholders upon presentation of the share certificates.

Dividends and Other Distributions

Dividends.    We distribute dividends to stockholders in proportion to the number of shares of the relevant class of capital stock they own. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued stock for the year in which it is issued.

We declare our dividend annually at the annual general meeting of stockholders. We generally hold this meeting within three months after the end of each fiscal year. We must pay the annual dividend to the stockholders of record as of the end of the preceding fiscal year within one month after that meeting. We can distribute the annual dividend either in cash or in stock. However, if we distribute stock, that stock must be distributed at par value and, if the market price of the stock is less than their par value, stock dividends cannot exceed one-half of the annual dividend. In addition, we may declare, and distribute in cash, interim dividends once a year pursuant to a board resolution.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside allowances for loan losses and reserves for severance pay in addition to this legal reserve.

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends.”

Distribution of Free Shares.    The Korean Commercial Code permits us to pay dividends in the form of shares out of retained or current earnings. It also permits us to distribute to its stockholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. We would be required to distribute those free shares pro rata to all stockholders. Holders of our ADSs will be able to participate in distributions of free shares to the extent described in “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends, Other Distributions and Rights.”

Pre-emptive Rights and Issuances of Additional Shares

We may issue authorized but unissued shares as our board of directors may determine, unless otherwise provided in the Korean Commercial Code. We must, however, offer any new shares on uniform terms to all stockholders who have preemptive rights and are listed on our stockholders’ register as of the applicable record date. Those stockholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Our articles of incorporation provide, however, that we may issue new shares to persons other than existing stockholders if those shares are:

•	publicly offered pursuant to Article 189-3 of the Korean Securities and Exchange Act (where the number of shares so offered may not exceed 50% of our total number of issued shares);

•	issued to directors or employees as a result of the exercise of stock options we granted to them pursuant to Article 189-4 of the Korean Securities and Exchange Act;

•	issued to the members of our employee stock ownership association pursuant to Article 191-7 of the Korean Securities and Exchange Act;

•	issued to specified foreign investors or foreign or domestic financial institutions for managerial needs, strategic technology alliances, emergency financing or debt-to-equity swaps by those financial institutions (where the number of shares so offered may not exceed 50% of our total number of issued shares); or

•	issued to a depositary for the purpose of issuing depositary receipts pursuant to Article 192 of the Korean Securities and Exchange Act (where the number of shares so offered may not exceed 50% of our total number of issued shares).

We must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the stockholders’ register is closed). We will notify the stockholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a stockholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Korean Securities and Exchange Act, each member of our employee stock ownership association, whether or not they are stockholders, has a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares we publicly offer. This right is exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding. As of December 31, 2002, through the stock ownership association our employees owned 15,439,230 shares, or 2%, of our common stock.

In addition, our articles of incorporation permit us to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of (Won)2 trillion, to persons other than existing stockholders. Under the Korean Commercial Code, we are permitted to distribute convertible bonds or bonds with warrants to persons other than existing stockholders only when we deem that this distribution is necessary for managerial purposes, such as obtaining new technology or improving our financial condition. In the event we issue new shares, the foregoing provision would be applicable notwithstanding any provision in the articles of incorporation allowing issuance of new shares to persons other than existing stockholders. As of December 31, 2002, we had US$52 billion and (Won)66 billion of convertible bonds and bonds with warrants outstanding, respectively.

Voting Rights

Each outstanding share of our common stock is entitled to one vote. However, voting rights may not be exercised for shares that we hold or shares that a corporate stockholder holds, if we directly or indirectly own more than one-tenth of the outstanding capital stock of that stockholder. Our articles of incorporation do not prohibit cumulative voting. Accordingly, the Korean Securities and Exchange Act permits holders of an aggregate of 1% or more of our outstanding shares with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total of our issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of stockholders, unless the meeting agenda includes considering a resolution on which they are entitled to vote. If our annual general meeting resolves not to pay to holders of preferred stock the annual dividend determined by the board of directors when we issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on the preferred stock. Holders of the enfranchised preferred stock will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

The Korean Commercial Code provides that the holders of at least two-thirds of those shares present or represented at a meeting must approve the adoption of a special resolution, and the special majority must represent at least one-third of the total issued and outstanding shares with voting rights of the company. Special resolutions are required to:

•	amend the articles of incorporation;

•	change the authorized share capital of the company;

•	remove a director;

•	dissolve, merge or consolidate us;

•	transfer of the whole or a significant part of our business;

•	acquire all of the business of another company;

•	acquire a part of the business of another company that has a material effect on our business of the company; and

•	issue new shares at a price lower than their par value.

In addition, the holders of our preferred stock must adopt a separate resolution in connection with an amendment to our articles of incorporation, any merger or consolidation or in certain other cases where their rights or interests are adversely affected. Holders of at least two-thirds of the preferred stock present or represented at a meeting must approve the adoption of that resolution, and those holders must hold preferred stock representing at least one-third of our total issued and outstanding preferred stock.

A stockholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If we are liquidated, the assets remaining after the payment of all our debts, liquidation expenses and taxes will be distributed to stockholders in proportion to the number of shares they hold. Holders of preferred stock have no preferences in liquidation.

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held:

•	when we deem one necessary;

•	at the request of the holders of an aggregate of 3% or more of our outstanding shares who have held those shares for at least six months;

•	at the request of the holders of an aggregate of 1.5% or more of our outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of our audit committee.

Holders of non-voting shares are entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by our board of directors or proposed by holders of an aggregate of 3% or more of our outstanding shares with voting rights or by holders of an aggregate of 0.5% or more of those shares who have held those shares for at least six months by way of a written proposal to our board of directors at least six weeks before the meeting. We must give stockholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, we may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of stockholders. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and to attend and vote at the meeting.

We will generally hold our general meeting of stockholders at our head office, which is our registered head office. If necessary, we may hold the meeting anywhere in the vicinity of our head office.

Rights of Dissenting Stockholders

Pursuant to the Korean Securities and Exchange Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of our common stock and our preferred stock will have the right to require us to purchase their shares. These circumstance include:

•	if we transfer all or any significant part of our business;

•	if we acquire a part of the business of any other company and the acquisition has a material effect on our business; or

•	if we merge or consolidate with another company.

To exercise this right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which stockholders pass the relevant resolution at the general meeting, the dissenting stockholders must request in writing that we purchase their shares. We must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If we cannot agree with the stockholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the Korea Stock Exchange for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Securities Exchange Act, the Financial Supervisory Commission may adjust this price if we or at least 30% of the dissenting stockholders do not accept the purchase price and request an adjustment not later than ten days before the end of the one-month purchase period.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Securities Exchange Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert and not by the Financial Supervisory Commission. However, a court may adjust this price if we or holders of at least 30% of the shares we must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean and U.S. law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Other Provisions

Record Date.    The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, we may close the register of our stockholders for the period following December 31 until January 31. Further, the Korean Commercial Code and our articles of incorporation permit us, upon at least two weeks’ public notice, to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. The trading of shares and the related delivery of share certificates may continue while the register of stockholders is closed.

Annual and Interim Reports.    At least one week before the annual general meeting of stockholders, we must make our annual report and audited financial statements available for inspection at our head office and at all of our branch offices. We must make copies of our annual reports, our audited financial statements and any resolutions adopted at the general meeting of stockholders available to our stockholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares.    Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Korean Securities and Exchange Act provides, however, that in case of a company listed on the Korea Stock Exchange (like us), share transfers can be affected using a book-entry system. Under this system, the transferee must have its name and address registered on our register of stockholders in order to assert its stockholder’s rights. For this purpose, stockholders must file their name, address and seal with us. Non-resident stockholders must tell us the name of their proxy in Korea to which we can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign stockholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	investment trust management companies;

•	futures trading companies;

•	foreign exchange banks (including domestic branches of foreign banks); and

•	securities companies (including domestic branches of foreign securities companies).

Foreign stockholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.”

Except as provided in the Financial Holding Company Act, the maximum aggregate shareholdings of a single stockholder or a person in a “special relationship” with any stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Financial Holding Company Ownership.”

Our Acquisition of Our Shares.    We generally may not acquire our own capital stock except in certain limited circumstances, including a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Korean Securities and Exchange Act and after submission of certain reports to the Financial Supervisory Commission, we may purchase our own capital stock on the Korea Stock Exchange or through a tender offer. We may also acquire interests in our capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of our capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries of which we own 50% or more are not permitted to acquire our capital stock.

Item 10C.    Material Contracts

We and our subsidiaries have also entered into a memorandum of understanding with the KDIC in which we and our subsidiaries must meet business normalization targets or specific financial targets, or the KDIC has the right to impose sanctions on our directors or employees or to require us or our subsidiaries to take certain actions. See “Item 4A. History and Development of the Company—History—Relationship with the Korean Government.”

Item 10D.    Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. We collectively refer to these laws and regulations as the “Foreign Exchange Transaction Laws.” Non-residents may invest in Korean securities only to the extent specifically allowed by the Foreign Exchange Transaction Laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission has also adopted regulations that restrict foreign investment in Korean securities and regulate the issuance of securities outside Korea by Korean companies, pursuant to its authority under the Korean Securities and Exchange Act.

Under the Foreign Exchange Transaction Laws, if the Korean government deems that:

•	the need to do so is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other similar situations, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and

•	international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in these transactions at certain Korean governmental agencies or financial institutions.

Both of these actions are subject to limitations specified by the Foreign Exchange Transaction Laws.

Restriction Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. Approval is not required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. Korean governmental approval is not required for foreign investors to receive dividends on, or the Won proceeds from the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or in its own Won account. Funds in a foreign investor’s Won account may be transferred to its foreign currency account or withdrawn for local living expenses up to certain limits. These funds may also be used to make future investments in shares or to pay the subscription price of new shares obtained through the exercise of pre-emptive rights.

Securities companies and investment trust management companies may open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust management companies may enter into limited foreign exchange transactions, such as converting foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10E.    Taxation

United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning our shares of common stock or ADSs. This summary applies to you only if you hold shares of common stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of common stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of common stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of common stock or an ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock or ADS.

In general, if you hold ADSs, you will be treated as the holder of the shares of common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by any individual with respect to the common shares or ADSs after December 31, 2002 and before January 1, 2009 will be subject to taxation at a maximum rate of 15%. You should consult your own tax advisers regarding the availability of the reduced dividend rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. The net amount of long-term capital gain recognized by an individual U.S. holder on or before May 5, 2003 is generally subject to taxation at a maximum rate of 20%. Net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 is generally subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock or ADSs, so long as you have owned the shares of common stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex- dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Korean Taxation

The following summary describes the material Korean tax consequences of the acquisition, ownership and disposition by Non-Residents (as defined below) of Korea of our common shares or ADSs. This summary is not exhaustive of all possible tax considerations which may apply to you, and you should consult your tax advisors with regard to the application of Korean taxation to your particular situation as well as any tax consequences arising under the laws of any other tax jurisdiction. Furthermore, the discussion below is based upon the provisions of the Korean tax laws and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in Korean tax consequences that are different from those discussed below.

For purposes of the discussion below, you are a “Non-Resident” so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korea law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends

We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the “beneficial owner” of a dividend, a reduced tax rate of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) will generally apply. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, that distribution may be subject to Korean withholding taxes.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. In general, Korean law does not allow excess taxes withheld to be recovered, even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate. You are urged to consult your own tax advisers regarding the specific procedures and deadlines for claiming available treaty benefits.

Taxation of Capital Gains

In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized or (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs), unless you are exempt from Korean income taxation pursuant to an applicable tax treaty.

However, you will not be subject to Korean income taxation on capital gains realized upon the sale of our common shares through the Korea Stock Exchange (“KSE”) if you (i) have no permanent establishment in Korea and (ii) did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs. Pursuant to a tax ruling issued by the Korean tax authority, (i) capital gains earned by you from the transfer of ADSs to another Non-Resident (other than to such transferees’ permanent establishment in Korea) are not subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea are currently exempt from Korean income taxation by virtue of the Tax Exemption and Limitation Law of Korea (the “TELL”), provided that the issuance of the ADSs is deemed to be an overseas issuance under the TELL.

If you sell your shares of common stock or ADSs, the purchaser or, in the case of the sale of shares of common stock through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price and make payment thereof to the relevant Korean tax authority. Unless you establish an entitlement to an exemption or lower rate of taxation or produce satisfactory evidence of your acquisition cost and the transaction cost for the shares of common stock or ADSs, the purchaser or licensed securities company, as applicable, must withhold tax at the rate of 11% of the gross proceeds realized. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company or through the depositary, as applicable, prior to or at the time of payment, such evidence of tax residence of the seller as the Korean tax authorities may require in support of your claim for treaty protection. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a limit and vary according to the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. It is unclear whether, for these purposes, you would be treated as the owner of the common shares underlying the ADSs.

Securities Transaction Tax

You will not pay a securities transaction tax or agricultural and fishery communities special surtax on your transfer of ADSs. If you transfer shares of common stock of a Korean corporation or the right to subscribe to such shares, you will generally be subject to a securities transaction tax at the rate of 0.5% of the sales price. If you transfer shares listed on the Korea Stock Exchange (such as our shares), the securities transaction tax is assessed generally at the rate of (i) 0.3% of the sales price of such shares (including agricultural and fishery communities special surtax thereon) if traded on the Korea Stock Exchange or (ii) subject to certain exceptions, 0.5% of the sales price of such shares if traded outside the Korea Stock Exchange.

The securities transaction tax or the agricultural and fishery communities special surtax is not applicable if (i) the shares or the right to subscribe to shares are listed on a designated foreign stock exchange and (ii) the sale of the shares or the right takes place on such exchange.

According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have recently been raised as to whether this ruling also applied to the surrender of depositary shares and withdrawal of underlying shares by holders other than the initial holders of depositary shares. Although the tax authorities recently issued another tax ruling, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw our shares upon surrendering the ADSs.

In principle, a securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

Tax Treaties

You should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit to the payor of such Korean source income the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. The payor of such Korean source income is required to submit such application to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

At present, Korea has not entered into any tax treaty regarding inheritance or gift tax.

Item 10F.    Dividends and Paying Agents

See “Item 8A. Consolidated Statements and Other Financial Information—Dividends” above for information concerning the our dividend policies and our payment of dividends. See “Item 10B. Memorandum and Articles of Association—Dividends and Other Distributions” for a discussion of the process by which dividends are paid on shares of our common stock. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares—Dividends, Other Distributions and Rights” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

Item 10G.    Statements by Experts

The financial statements as of December 31, 2000, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, included in this registration statement have been audited by Deloitte & Touche LLC, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The address of Deloitte & Touche LLC is 21-22 Fl., Korea First Bank Building, 100 Gongpyeong-dong, Jongro-gu, Seoul 110-702, Korea.

Item 10H.    Documents on Display

We have filed with the U.S. Securities and Exchange Commission a registration statement on Form 20-F under the Securities Act covering the shares and a registration statement Form F-6 under the Securities Act with respect to the ADSs. Statements that this registration statement contains regarding the contents of any contract or other documents filed as exhibits to the registration statement summarize the material terms of those documents. With respect to each of those documents, we refer you to the copy of the document filed as an exhibit to the registration statement.

We are also required to file periodic reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. We will also furnish other reports as we may determine and as the law requires.

You may read and copy the registration statements, including the attached exhibits, and any reports, statements or other information that we file with the Securities and Exchange Commission at its public reference rooms in Washington, D.C., New York and Chicago. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. We will file annual and current reports and other information with the Securities and Exchange Commission. Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.

Item 10I.    Subsidiary Information

Not Applicable

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Overview

Our lending and trading businesses, our deposit taking activities and our operating environment expose us to various risks. Our risk management goal is to understand, measure and monitor these risks and to ensure that our employees strictly adhere to the policies and procedures that we establish. We seek to take a conservative approach to risk management in order to better insulate our operations from adverse events. Risks we face include:

•	credit risk;

•	market risk (primarily interest rate risk, equity price risk and foreign exchange risk);

•	liquidity risk; and

•	operational risk (including legal risk).

We are in the process of implementing a group-wide integrated risk management system. This system should enhance our risk management capabilities by enabling us to exchange information among our and our subsidiaries’ risk management operations. We use our risk management systems to manage our risks within acceptable limits and to otherwise ensure the soundness of our assets and the stability of our operations.

Integration Strategy

We began the process of implementing a group-wide integrated risk management system in connection with the establishment of our financial holding company structure in 2001. At that time, with the assistance of a third-party consultant, we established a task force to review and evaluate the risk management systems that our subsidiaries were using. Following this review, we determined our basic structure of risk management governance and established basic risk management policies and guidelines for our group. This required us to establish a new risk management system, including a centralized risk control system, in order to better measure and address the risks we face and to anticipate potential risks more precisely. Our new risk management system will be fully integrated with each subsidiary’s risk management system.

In 2002, we completed the development and implementation of a new market “value at risk” (or VaR) system and new trading systems to manage our group-wide market risk. We also expanded our asset and liability management system. We are currently planning to implement a standardized version of Woori Bank’s HAVICS system at both Kyongnam Bank and Kwangju Bank and to implement a new “expected loss” and “unexpected loss” credit risk system at each of our operating subsidiaries. Implementing those systems will enable us to better allocate risk capital on a group-wide basis by evaluating “unexpected loss” (a measurement of credit risk), VaR (a measurement of market risk) and “earnings at risk” (a measurement of whether our assets and liabilities are mismatched). Once we have completed that process, we intend to standardize Woori Bank’s risk-adjusted performance measurement system and implement that system on a group-wide basis. We believe that these systems will improve our risk management capabilities significantly, and Woori Bank, our largest commercial banking subsidiary, has been using all of them since January 2002.

We currently expect to complete implementation of our group-wide integrated risk management system, including the risk-adjusted performance measurement system, after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005.

Organization

We have a multi-tiered risk management governance structure. Our Group Risk Management Committee is ultimately responsible for group-wide risk management, and directs the various subordinate risk management entities. The Group Risk Management Council answers directly to the Group Risk Management Committee and coordinates the execution of these directives with the risk management units of our subsidiaries. Each Subsidiary Risk Management Committee, based on the Group Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for the relevant subsidiary, sets the subsidiary’s operational risk management policies and guidelines and directs the subsidiary’s risk management units, but must keep within the group’s risk guidelines. The Subsidiary Risk Management Committees generally receive input from their respective subsidiary risk management units, who report directly to the Group Risk Management Council. The following chart sets our risk management governance structure:

The Group Risk Management Committee, the Group Risk Management Council and the Subsidiary Risk Management Committees are responsible for managing risks relating to credit, markets, asset and liability management and liquidity. A number of other entities are responsible for managing our operational risks, including the following:

•	the Audit Council, which reports to our board-level Audit Committee, coordinates the execution of our operational risk management policy, particularly with regard to internal subsidiary practices;

•	the Legal and Compliance Department, which reports to our chief strategy officer, monitors compliance risk and makes suggestions regarding regulatory issues to the Financial Supervisory Service; and

•	each Subsidiary Risk Management Committee manages operational risks at the relevant subsidiary.

Group Risk Management Committee

The Group Risk Management Committee is our highest decision-making body with respect to our risk management operations. Our board of directors has delegated to it the authority and responsibility for ensuring effective executive-level management of the risks we face. The committee’s major activities include:

•	determining and amending risk management strategies, policies, guidelines and limits in conformity with the strategy established by our board of directors;

•	determining the appropriate level of risks that we should be willing to undertake;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limit requests; and

•	reviewing our group-wide risk profile, including the level of risks we are exposed to and the status of our risk management operations.

The Group Risk Management Committee is comprised of our chief executive officer, our chief financial officer and three non-standing outside directors. It operates independently from all business units and individual board members, and reports directly to our board of directors. In addition, since our chief executive officer and chief financial officer are members of the committee, they are kept aware of risk-related issues. Our Group Risk Management Committee convenes at least quarterly, and makes decisions by majority vote of the attending members. At least a majority of the committee members must attend to constitute a quorum.

Group Risk Management Council

Our Group Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they execute the policies, guidelines and limits established by the Group Risk Management Committee. The council’s major activities include:

•	analyzing our risk status using information provided by our subsidiary-level risk management units;

•	adjusting the integrated risk-adjusted capital allocation plan and risk limits for each of our subsidiaries;

•	reviewing the key decisions of each Subsidiary Risk Management Committee, and discussing and resolving any risk management issues raised by those committees;

•	coordinating issues relating to the integration of our risk management functions; and

•	performing any other duties delegated by the Group Risk Management Committee.

The Group Risk Management Council is comprised of our chief financial officer and the directors of the risk management departments of Woori Finance Holdings and all of our operating subsidiaries. It operates independently from all business units, and reports directly to the Group Risk Management Committee. Our Group Risk Management Council convenes on an ad hoc basis, but at least quarterly.

Our subsidiaries, in most cases through their respective risk management units, provide a variety of information to the Group Risk Management Council, including:

•	reports regarding the status of overall risk management, the status of limit compliance, analysis and results of quarterly credit reviews, stress testing and back testing; and

•	reports regarding asset and liability management matters, including changes in risk-weighted assets and the status of our credit portfolio on a periodic basis.

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes strategic decisions regarding the operations of the relevant subsidiary, such as allocating credit risk limits, setting total exposure limits and market risk-related limits and determining which market risk derivative instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

•	determining and monitoring risk policies, guidelines, limits and tolerance levels and the level of subsidiary risk in accordance with group policy;

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk-adjusted capital allocation plan and risk levels for each business unit within the subsidiary; and

•	monitoring compliance with our group-wide risk management policies and practices at the business unit and subsidiary level.

Each Subsidiary Risk Management Committee is comprised of the subsidiary’s chief executive officer, the non-standing members of its board of directors and the director of its risk management unit.

Each of Woori Bank, Kyongnam Bank and Kwangju Bank has established a similar multi-tiered risk management governance structure for its own operations. For example, Woori Bank’s Subsidiary Risk Management Committee is ultimately responsible for risk management for that subsidiary. It provides subsidiary board-level direction regarding risk management strategies and policies to the risk management bodies that are subordinate to it. Woori Bank’s Executive Risk Management Committee, which reports directly to Woori Bank’s Subsidiary Risk Management Committee and chief executive officer, implements the execution of these strategies and policies. The Executive Risk Management Committee works with various Woori Bank business units, including its risk management unit, its credit management unit and its individual business units. The risk management unit and the credit management unit directly implement and ensure compliance with Woori Bank’s risk policies and guidelines at an operational level. They monitor market risk and liquidity risk on a daily basis and credit risk and interest rate repricing gap risk on a monthly basis, and make monthly reports to the Subsidiary Risk Management Committees and, in the case of the risk management unit, quarterly reports to the Group Risk Management Council.

Our smaller non-banking subsidiaries, including Woori Credit Card and Woori Securities, generally have simplified risk management governance structures that do not include a Subsidiary Risk Management Committee. Accordingly, our Group Risk Management Council is responsible for directing the risk management strategies of these subsidiaries.

Credit Risk Management

Our credit risk management policy objectives are to improve our asset quality, reduce our non-performing loans and minimize our concentration risk through a diversified, balanced and risk-weighted loan portfolio. Through our subsidiaries, we manage credit risk and continually monitor and improve our credit risk-related policies and guidelines to reflect changing risks in our business and the industries and sectors in which our customers operate.

We believe that an essential part of achieving our credit risk management objectives is implementing a group-wide integrated risk management system so that we can identify and manage the risks generated by our businesses using a standardized system. In particular, we want to ensure that our subsidiaries’ systems will become fully integrated on a group-wide basis. Each of Woori Bank, Woori Credit Card, Kyongnam Bank and Kwangju Bank is currently using its own credit risk management system. In particular, Woori Bank, together with several external consultants, has since 1999 developed and implemented a centralized credit risk management system called the HAVICS system. This system quantifies credit risk using a “distance of default” methodology. This methodology relies on a review of a borrower’s cash flow and the level of its outstanding credit, and identifies the point at which a borrower will default based on the interaction of these and other factors. We believe that HAVICS is a systematic and efficient credit evaluation system and that Woori Bank has expedited its loan review process and improved its ability to monitor and evaluate its overall risk profile by using this system.

The systems used by Woori Credit Card, Kyongnam Bank and Kwangju Bank are less advanced in certain respects than the HAVICS system. For example, unlike HAVICS, the system used by Kyongnam Bank does not account for forward-looking criteria. Accordingly, as part of the integration process, we intend to replace the credit risk management systems used by Kyongnam Bank and Kwangju Bank with the HAVICS system once we complete the integration of our accounting and information storage systems, which we expect will occur in 2005.

We use our credit risk management systems to measure and control credit risk, to evaluate and approve new credit and to review and monitor outstanding credit. We conduct various quantitative and qualitative analyses to establish acceptable risk levels that provide what we believe are appropriate levels of return on investments. The credit risk management systems that we use to do this integrate various data, including customers’ financial and economic condition, limits on loans and guarantee amounts, cash flow evaluations, collateral levels, our desired profit margin and the likelihood of unexpected loan losses.

Each subsidiary monitors its level of risk, determines how that level compares to our target optimized level of risk on a monthly basis and produces risk analysis reports and optimization reports on a monthly basis and stress test reports on an ad hoc basis. These reports, which are sent monthly to the respective Subsidiary Risk Management Committees and quarterly to the Group Risk Management Committee, provide a basis to set risk limits for, and allocate capital to, a subsidiary’s business units.

Credit Evaluation and Approval

Our subsidiaries evaluate the credit of every loan applicant and guarantor before approving any loans, except for:

•	loans guaranteed by letters of guarantee issued by the Korea Credit Guarantee Fund, the Korea Technology Credit Guarantee Fund or certain other specified Korean government-controlled funds;

•	loans guaranteed by highly rated banks;

•	loans fully secured by deposits with us; and

•	loans against commercial promissory notes issued by creditworthy companies at a discount to the face value of the note determined by the issuer’s creditworthiness.

The evaluation and approval process differs depending on whether the loan is a corporate loan, a general household consumer loan or a mortgage loan, and there is a separate process for credit card applications. Although each of our commercial banking subsidiaries currently uses slightly different credit scoring and approval systems in determining whether to approve a loan, we currently expect to integrate these systems as part of the implementation of our group-wide integrated risk management system, after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005.

Our subsidiaries have undertaken a number of initiatives to develop credit evaluation and loan approval procedures that are more systematic and efficient. We prefer to use credit rating systems in our credit evaluation and loan approval process because they:

•	yield a uniform result regardless of the user;

•	can be used effectively by employees who do not have extensive experience in credit evaluation;

•	can be easily updated to reflect changing market conditions by changing how factors are weighted;

•	significantly limit the scope of employee discretion in the loan assessment and approval process; and

•	improve loan processing times while generally resulting in declines in delinquencies among new borrowers.

For example, in January 2000 Woori Bank introduced its HAVICS credit evaluation system for corporate loans and a consumer credit evaluation system for consumer loans, and in July 2001 introduced a specialized credit evaluation model for small- and medium-sized enterprises to further enhance its HAVICS system. Following the introduction of its consumer credit evaluation system, Woori Bank substantially reduced the authority of branch managers and loan officers to approve consumer loans based solely on their own judgment. Woori Bank’s consumer loan approval process historically took as long as three days, but now generally takes less than 24 hours even when applications are reviewed by headquarters personnel. Kyongnam Bank and Kwangju Bank have a similar evaluation and approval process, and currently operate similar but less advanced systems. We intend to replace these evaluation systems with Woori Bank’s HAVICS system.

Customers apply for loans by submitting a loan application through one of our subsidiaries’ branches. These applications are initially reviewed using the appropriate credit evaluation system and, in the case of applications for a small amount or involving applicants with little or no credit risk, are approved by the branch manager or a relationship manager acting in concert with a credit officer based on the credit risk rating they receive under that system. Applications for larger loans and loans which are determined to involve greater credit risk are approved by bodies with greater authority, depending on where those loans fall in a matrix of size, collateral and credit risk. These loan applications will be referred to a credit officer committee at a bank office located near the customer, which may or may not be at the subsidiary’s headquarters. Every credit officer committee is made up of credit officers from headquarters and has the same level of authority. Applications that cannot be approved by a credit officer committee are referred to a senior credit officer committee or the Loan Committee of the relevant subsidiary, depending on loan size, collateral and credit risk. The following table sets forth as an example the various Woori Bank committees and personnel involved in its credit evaluation and loan approval process:

Committee	Members	Approval Process
Headquarters Approval
Loan Committee	Head of the credit management unit, head of the risk management unit and other members selected by the bank president (no more than seven persons)	Approval by majority; majority required to participate

Headquarters/Regional Approval
Senior Credit Officer Committee	One head senior credit officer and four to six other senior credit officers (five to seven persons)	2/3 required for approval; 2/3 required to participate
Credit Officer Committee	At least one senior credit officer and two other credit officers) (at least three persons)	2/3 required for approval; 2/3 required to participate

Individual Approval
Senior Relationship Manager	Individual	Approval of the individual
Relationship Manager	Individual	Approval of the individual
Branch Manager	Individual	Approval of the individual

Different individuals or committees review and approve loan applications depending on various factors, including:

•	the size and type of the loan;

•	the level of credit risk established by the credit rating system;

•	whether the loan is secured by collateral; and

•	if the loan is secured, an assessment of the collateral.

Loan applications are generally reviewed only by the highest-level committee required to approve the loan, although multiple reviews, including separate reviews at the branch, regional and headquarters level, may occur depending on the size and terms of any particular loan or a borrower’s credit risk.

Corporate Loan Approval Process

Each of our banking subsidiaries’ branches reviews corporate loan applications using a credit evaluation system for corporate borrowers. Although these systems currently differ among our subsidiaries, we plan to integrate these systems as part of the implementation of our group-wide integrated risk management system after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005. Each corporate credit evaluation system measures various quantitative and qualitative factors. The model used by the credit evaluation system to review an application depends, however, on certain characteristics of the potential borrower. For example, Woori Bank’s credit risk management department, together with its large corporate loan department and small- and medium-sized enterprise loan department, has developed separate credit evaluation models for large corporate borrowers, small- and medium-sized enterprises and SOHO borrowers. In general, each model uses scores from both a computerized evaluation of quantitative financial factors, such as cash flow and income, and more qualitative factors which are scored using judgments by the credit officer or officers reviewing the application to produce an overall credit risk rating. These credit evaluation systems provide our subsidiaries with tools to make consistent credit decisions and assist them in making risk-based pricing decisions. Woori Bank’s HAVICS system, for example, produces two separate scores: one for quantitative current financial factors, which is weighted 60% in determining the HAVICS credit risk rating, and another for the more qualitative factors that the judgment of our credit officers plays a more significant part in determining, which is weighted 40%. The HAVICS credit risk rating estimates the probability that Woori Bank will recover extended credits and the likelihood that borrowers will default. Qualitative factors included in HAVICS include:

•	a customer’s future financial condition;

•	its competitive position in the industry;

•	its industry situation;

•	the quality of its management;

•	its technological merits;

•	its operations;

•	the nature and the location of any collateral; and

•	our level of priority in that collateral to estimate non-recovery risks.

These qualitative factors are input into the HAVICS system by the credit officer, and are scored based on his or her historical experience and that of the bank.

The HAVICS system produces separate credit risk ratings for each borrower and for each loan requested by that borrower. Woori Bank’s corporate loan team evaluates and approves corporate loan applications based on these credit risk ratings. The HAVICS system assigns each borrower and facility a credit risk rating grade from one to ten. Grades from one to six are “normal,” grade seven is “precautionary,” eight “substandard,” nine “doubtful” and ten “estimated loss.” In addition, each grade between two and six can be “plus,” “neutral” or “minus,” meaning that there are 20 possible ratings. Loan applications rated grade six minus or worse are automatically subject to review by a credit officer committee or its Loan Committee. Certain loans are automatically subject to review by the Loan Committee depending on the size of the loan and the determined credit risk rating. Examples of this include loan applications for secured loans in excess of (Won)60 billion regardless of the borrower’s or facility’s credit risk rating, and, at the other extreme for unsecured loans, loan applications in excess of (Won)4 billion for a borrower or facility with a credit risk rating of seven. Applications from borrowers with loans on a subsidiary’s watch list (see “—Credit Review and Monitoring” below) are also automatically reviewed by its Loan Committee.

Our subsidiaries use the same systems to evaluate and approve applications from small- and medium-sized enterprises that they use to evaluate other corporate borrowers, but use different credit evaluation models. For example, Woori Bank implemented its current credit evaluation model for small- and medium-sized enterprise customers in July 2001. This model, which is incorporated into the HAVICS system, uses the same quantitative and qualitative factors that Woori Bank uses to evaluate other corporate customers. However, the small- and medium-sized enterprise model applies a 40% weighting to the score derived from the quantitative factors and a 60% weighting to the score from the more flexible qualitative factors in determining the credit risk rating. In August 2002, Woori Bank introduced a separate credit evaluation model to evaluate newly opening small- and medium-sized enterprises that relies solely on qualitative factors. Woori Bank has also adopted a separate credit evaluation system for SOHOs (such as pharmacies, clinics and restaurants) that uses simpler credit evaluation models and resembles our application scoring system for new retail customers.

Woori Bank supplements the HAVICS evaluation by testing potential exposures with another separate model that is an element of its portfolio management system. This model analyzes information based primarily on current factors, such as a potential borrower’s stock price. This model provides a check on potential lending, including potential deterioration of outstanding credits, in cases where there have been significant changes in a borrower’s status that may not be fully reflected in its most recently available quantitative or qualitative data.

We have set credit limits for our corporate customers. Some of these limits, particularly those imposed by Korean banking regulations, apply to all of our subsidiaries, and are aimed at preventing loan concentrations relating to any single customer. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder.” In certain cases, our subsidiaries have introduced even stricter exposure limits than required by regulation, including additional limitations on providing credit to certain borrowers. In September 2001, for example, Woori Bank introduced and implemented internally developed large exposure limits that are stricter than the applicable Financial Supervisory Commission requirements.

In evaluating applications, credit officers or the Loan Committee will often, in addition to reviewing ratings from these credit evaluation models, also refer to corporate information gathered or ratings assigned by external credit rating agencies, such as the Korea Federation of Banks, Korea Information Service, Korean government-released information on bankruptcy rates, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation. They review the information we obtain from these sources and compare it to the information we have developed internally with respect to our customers to improve the accuracy of our internal credit ratings.

Consumer Loan Approval Process

The consumer loan department of each of our banking subsidiaries evaluates and approves consumer loan applications using dedicated consumer credit evaluation systems. Although these systems differ slightly among our banking subsidiaries, we intend to install an integrated system, which we expect will be based on Woori

Bank’s current process, as part of the implementation of our group-wide integrated risk management system. Each of these consumer credit evaluation systems uses a standardized credit scoring system to evaluate and approve consumer loan applications and determine the appropriate pricing for the loan. Each consumer credit evaluation system measures various quantitative factors to produce a credit score for each application. As similarly situated consumer loan customers generally have similar performance profiles when evaluated collectively, these systems enable us to better evaluate individual customers using group characteristics.

Woori Bank, for example, began using its consumer credit evaluation system to review consumer loan applications in January 2000. That system assigns a credit score to each application based on its evaluation of various factors. These factors include any loan and guarantee limits we have set for particular borrowers or groups of borrowers and our evaluation of their cash flows and credit profiles. The system gives each customer’s loan application a score from one to ten. Applications with scores of one to four can be automatically approved at the branch or regional level. Applications with scores from five to seven are subject to further evaluation at the bank’s regional office or headquarters. Scores from eight to ten are automatically rejected. Woori Bank’s consumer credit evaluation system generally permits branch personnel to automatically approve retail customer loan applications for an aggregate loan amount outstanding per customer of up to (Won)50 million for unsecured loans and up to (Won)500 million for secured loans, while referring loan applications for larger amounts to Woori Bank’s headquarters. If the branch rejects an application, the applicant may request that the headquarters credit department re-review the loan application. Woori Bank uses this system to evaluate all new consumer loan applications, except for loans fully secured by deposits with us.

Woori Bank augmented its consumer credit evaluation system with its behavioral scoring system in July 2001. The behavioral scoring system enhances the consumer credit evaluation system by enabling the consideration of factors not previously evaluated, including the customer’s spending history and credit behavior. By the nature of the information it analyzes, however, the behavioral scoring system can only be used for applications of persons who are existing borrowers, generally consisting of roll-overs of outstanding amounts or increases to existing credit limits.

We also evaluate any collateral to which a loan application relates. At the time of the initial loan, we will review the proposed collateral using both internal review processes and outside parties that provide automated property evaluation services. For example, Woori Bank automatically re-evaluates the underlying collateral for secured loans and mortgages every two weeks (with respect to apartments) or annually (with respect to other buildings). If the value of the collateral declines, we may have the ability to require that the borrower provide more collateral or to change the payment terms of the relevant loan.

Credit Card Approval Process

Since establishing Woori Credit Card as our stand-alone credit card subsidiary, we have worked to ensure that its risk management and credit extension policies reflect our group-wide risk management policies and guidelines. We integrated the credit card business of Woori Bank (in February 2002) and Kwangju Bank (in March 2003) into Woori Credit Card, which has an independent credit card approval process and issues most of the credit cards we issue to consumers. Although Kyongnam Bank currently has a separate credit card approval process for the BC Cards it issues, we intend to integrate its credit card operations into Woori Credit Card in the near future. Once we transfer those operations to Woori Credit Card, our credit card approval process will be completely integrated.

Woori Credit Card reviews each new card application for completeness, accuracy and creditworthiness. It bases this review on various factors that assess the applicant’s ability to repay borrowed amounts. The review process involves three stages:

•	Initial Application Process. Woori Credit Card verifies basic information by requesting certain documents from the applicant, generally contacts the applicant directly (usually by telephone, although there are personal visits to some applicants) and statistically analyzes the applicant’s personal credit history together with financial and default information gathered from third-party sources and its internal database. The analysis considers various factors including age, income, employment, default status and historical relationships with Woori Credit Card and BC Card. Woori Credit Card also reviews information about an applicant obtained from external databases maintained by the Korea Federation of Banks, Korea Investor Service Inc. and a consortium of five Korean credit card providers.

•	Application Scoring System Process. Woori Credit Card’s current application scoring system was developed by a third party and is a legacy of Woori Bank’s credit card business unit, where it was introduced in October 2001. The system is a standardized evaluation tool used to determine the probability of a credit card applicant defaulting during the one-year period following issuance. The application scoring system, using a statistical model, assigns risks to factors that indicate a probability of non-payment. The model analyzes credit history, occupation, income, gender and age data to develop a combined risk score. The applicant’s eligibility to receive a credit card and credit limit is determined by its anticipated delinquency ratio over 90 days within one year. If the system determines that the probability of delinquency is below 3%, the application is approved automatically. If the delinquency probability is between 3.1% and 5%, Woori Credit Card contacts applicants to verify information before making a final decision. All applications with a delinquency probability exceeding 5% are rejected.

•	Credit Assessment. If the application is approved, then the application scoring system assessment is used to determine the applicant’s credit limit. The aggregate credit limit for a new applicant who is an individual rarely exceeds (Won)5 million. There is a separate but similar system for determining the credit limit available to corporate card applicants, which will generally be higher than limits available to individual applicants but will not provide for the ability to obtain cash advances.

The initial application process is handled at Woori Bank, Kwangju Bank or Woori Credit Card branch level. Final credit approval is subject to the application scoring system review conducted at Woori Credit Card’s headquarters. After approving the application, Woori Credit Card generally sends all relevant information to enable physical production and delivery of the new card by BC Card, to which it outsources substantially all of these tasks. The entire approval process generally takes two to three days and the applicant receives the new card within two weeks after making an application. Woori Credit Card evaluates and updates the application scoring system on a monthly basis (or more frequently as required) to incorporate new data or adjust the importance placed on existing data or market conditions.

Kyongnam Bank currently operates a similar application process, although the approval process itself takes place within BC Card. Once Kyongnam Bank’s credit card operations are integrated into Woori Credit Card, this platform will be replaced with the existing Woori Credit Card platform.

Recent government initiatives have impacted our ability to provide credit cards to more marginal borrowers. See “Item 4B. Business Overview—Supervision and Regulation—Credit Card Business.”

Credit Review and Monitoring

Our credit review and monitoring procedures are designed to reduce the risks of deterioration in our asset quality and to maintain acceptable levels of portfolio risk. These procedures include:

•	confirming a borrower’s credit rating or score;

•	ensuring the accuracy of the credit analysis done by our credit officers; and

•	ensuring compliance with internal policies relating to loan approval.

We believe that these procedures enable us to identify potential non-performing loans as soon as possible and minimize the possibility of approving in advance loans that will become non-performing. These procedures also enable us to manage credit risk more effectively and set interest rates to more accurately reach our targeted level of return.

Loan Review and Monitoring

Each of our banking subsidiaries monitors credit risk with respect to its borrowers using its own loan review system. Each banking subsidiary has a loan review department that oversees its review and monitoring efforts. After a loan has been approved, the relevant materials or the results generated by the subsidiary’s relevant credit evaluation system, together with any supporting data, are reviewed by an officer in that department. There are three types of reviews that our subsidiary loan review units undertake:

•	Desk review. Desk reviews are the most common and are generally done within five days after a loan has been approved. Although the process is similar, different loans are automatically reviewed by our subsidiaries based on the size of the loan. At Woori Bank, for example, the loan review department will initiate a desk review of loans approved by a credit officer committee or the Loan Committee of the subsidiary, for any corporate loan that exceeded (Won)2 billion, any consumer loan that exceeded (Won)1 billion, any loan to a housing applicant group that exceeded (Won)5 billion or any loan where the loan terms were adjusted. For loans originating from a branch, the loan review department will initiate a desk review for new domestic loans or credit limit increases that exceed (Won)500 million or for borrowers whose total credit limit exceeds (Won)1 billion. For new overseas loans, desk reviews are conducted for amounts that exceed US$300,000.

•	Periodic review. Periodic reviews are done on a quarterly, semi-annual or annual basis with respect to loans that are current and exceed (Won)10 billion or with respect to borrowers who are on a “watch list” with respect to possible insolvency. Quarterly periodic reviews are done for certain corporate borrowers, depending on their size and the borrower’s industry.

•	Ad hoc review. Ad hoc reviews can be done at any time. The head of the subsidiary risk management department or the chief executive officer or chief financial officer of the respective subsidiary can initiate ad hoc reviews. Loan review officers who are responsible for desk and periodic reviews also conduct ad hoc reviews.

Following a review, the subsidiary’s sales office may hold additional meetings with the borrower and adjust the loan amount or the borrower’s credit rating. The loan review department may also direct sales office personnel to institute early collections or to adjust a borrower’s credit rating, total exposure and asset portfolio without consulting the borrower. The loan review officer may request that the credit officer adjust a borrower’s credit ratings based on various factors, including asset quality, credit limits, applied interest rates and our credit policies. We also continually review other factors, such as industries in which borrowers operate and their domestic and overseas assets and operations, to ensure that our ratings are appropriate.

Woori Bank monitors and manages its exposures to and credit limits for corporations and chaebols on a daily basis. Woori Bank uses its Total Exposure Management System to make real-time inquiries regarding its exposures, either by company or by chaebol, and to manage the credit limits for all kinds of business transactions. Woori Bank monitors and analyzes these exposures on a monthly basis. Corporate borrowers on Woori Bank’s “watch list” are monitored more closely and with respect to additional aspects of their relationships with us. Woori Bank places borrowers on its watch list when it believes that any impediment on a borrower’s ability to meet its financial obligations exists or is pending. Woori Bank may also monitor newly extended credits or any additional credits extended to a previous borrower more frequently if it believes additional monitoring is necessary after reviewing the loan approval process. Credits outstanding to a particular industry or region that Woori Bank believes are higher risk are monitored even more frequently. Based on the results of such monitoring, the loan review department of each of our subsidiary banks provides monthly reports to its chief executive officer and its Subsidiary Risk Management Committee. Kyongnam Bank and Kwangju Bank also monitor their exposures to corporate borrowers but only on a monthly basis and using less advanced systems.

The consumer loan department of each of our banking subsidiaries has the ability to conduct daily surveillance on the status of its retail borrowers through an on-line system established by the Korea Federation of Banks. This system, which tracks consumer loans at all major Korean banks and non-banking institutions, permits us to track all loan defaults by any borrower. We evaluate the need to monitor consumer loans by using our consumer credit evaluation system, including, in the case of Woori Bank, its behavioral scoring system, and make adjustments to the credit scoring formula based on the results of that process.

Each subsidiary’s loan review department in its risk management unit is required to submit monthly loan review reports and quarterly deficiency reports to the chief executive officer and the head of the risk management unit of that subsidiary. The chief executive officer then provides feedback to the relevant sales offices of the banking subsidiary’s branches through that subsidiary’s auditing team or relevant business unit. Based on these reports, we or our subsidiaries may, for example, stop lending to particular borrowers, change credit limits or modify our loan approval procedures. We do not monitor loans to certain borrowers, such as loans to government entities such as the KDIC or to companies in workout proceedings.

Credit Card Review and Monitoring

Woori Credit Card monitors its risk exposure to individual accounts on a regular basis. Woori Credit Card monitors each customer’s card usage trends and negative credit data such as delinquency information through both its own credit risk management system (which was developed with the assistance of an outside consultant) and BC Card’s similar system (which BC Card maintains for its member banks). These systems monitor the behavior of Woori Credit Card’s card users, using both internally generated information and information from external sources. Woori Credit Card statistically analyzes this information to estimate each customer’s creditworthiness on a monthly basis. The credit risk management system is an integral part of Woori Credit Card’s credit practices and is used to determine increases or decreases in credit limits, reset interest rates, set fee levels, authorize special transactions and approve card loans using criteria such as:

•	the customer’s membership period;

•	how much credit each customer has incurred in the past (i.e., frequency and amount of payments);

•	whether a customer uses his card to make credit card purchases or to get cash advances;

•	internal credit scores; and

•	whether the customer has been delinquent in making payments.

After assigning appropriate weightings to each factor, the system computes a behavior score and uses that score to classify each cardholder. Each customer’s credit limit is subject to adjustment in accordance with the monthly updated score. Woori Credit Card uses these results and the results of its application scoring system to evaluate its credit risk management system and make adjustments to its credit scoring formula based on the results of that process.

Since May 2003, Woori Credit Card’s credit risk management system has also been able to run various simulations in connection with monitoring its operations, including:

•	new product simulations, which predict a customer’s likely spending pattern when using a new credit card product and analyzes that pattern to predict the new product’s costs, delinquencies and profitability;

•	credit use limit simulations, which test whether a customer’s credit limit has been properly set by simulating an increase or decrease of that limit; and

•	financial market simulations, which predict delinquencies, bankruptcies and recoveries with respect to credit card customers by simulating changes in factors such as stock prices, foreign exchange rates and other market factors.

Woori Credit Card’s credit administration team manages customer credit risk for Woori Card. Woori Credit Card reviews and updates its underwriting, credit evaluation, collection, servicing and write-off procedures, and the terms and conditions of card agreements, from time to time in accordance with its business practices, applicable law and guidelines issued by regulatory authorities. Kyongnam Bank currently operates customer credit risk with respect to its credit card business using the BC Card system. After we integrate Kyongnam Bank’s credit card business into Woori Credit Card, we plan to replace Kyongnam Bank’s current system.

Early Warning Systems

Each of our banking subsidiaries and Woori Credit Card have developed separate early warning systems that monitor the status of both commercial and retail borrowers and evaluate all of a customer’s outstanding credits. These systems monitor more than 20 factors, including the financial status, financial transaction status, industry rating and management status of borrowers. They enable our subsidiaries to find defaults and signs of potential delinquency in advance, monitor these problematic credits properly before any default or delayed payment occurs and keep track of information on the credit status of borrowers. Updated information is input as it becomes available, either automatically from internal and external sources or manually. This information includes data relating to:

•	credit evaluation and monitoring system results, which determine if a borrower should be put on a watch list;

•	loan transactions, such as a borrower’s remaining line of credit and whether it has any dishonored notes, overdue loans or setoffs with respect to collateral deposits which have not matured;

•	deposit transactions, such as any decrease in a borrower’s average deposit balance, requests for large volumes of promissory notes or checks, or the inability to pay immediately available funds owed when due;

•	foreign exchange transactions, such as unpaid amounts of a borrower’s purchased export bills that have exceeded the maturity date; and

•	other information, such as a borrower’s management and employees, business operations, production operations, financial affairs and accounting operations and bank transactions.

We currently have no plans to integrate these systems. We also monitor borrowers’ credits through on-line credit reports that are provided by Korea Investors Service and National Information & Credit Evaluation, Inc., which are Korean credit reporting agencies. Once the available information is analyzed, the results are forwarded to the relationship manager and the responsible corporate credit officer. Based on those results, a borrower’s credit rating or loan pricing may be adjusted, a loan may be re-evaluated or other preventative measures taken.

Credit Remediation

We believe that by centralizing the management of our non-performing credits within each subsidiary, we can implement uniform policies for non-performing credit resolution, pool institutional knowledge and create a more specialized (and therefore more efficient) work force. Each of our subsidiaries has a unit that is responsible for managing non-performing loans. At Woori Bank, for example, the work-out department generally oversees the process for resolving non-performing loans transferred to it by other Woori Bank business units. When a loan becomes non-performing, the units at our banking subsidiaries that are responsible for monitoring non-performing loans will begin a due diligence review of the borrower’s assets, send a notice demanding payment or stating that the unit will take legal action, and prepare for legal action. At the same time, we initiate our non-performing loan management process. Once we have confirmed the details of a non-performing loan, we make efforts to recover amounts owed to us. Methods for resolving non-performing loans include commencing collection proceedings or legal actions and writing off such loans, transferring them to subsidiaries in charge of collection and authorizing those subsidiaries to recover what they can. We have also disposed of a number of non-performing credits to KAMCO, as well as through our non-performing loan joint venture with Lehman Brothers and in other asset securitization transactions. See “Item 4B. Business Overview—Assets and Liabilities—Non-Performing Loan Strategy.”

Market Risk Management

The principal market risks to which we are exposed are interest rate risk, equity price risk and, to a lesser extent, foreign exchange risk and risks with respect to derivatives. We divide market risk into risks arising from trading activities and risks relating to management of our assets and liabilities. The financial instruments that expose us to market risks are primarily trading and available-for-sale securities and financial derivatives.

Our Group Risk Management Committee establishes our overall risk appetite and risk limits for our trading activities. The Group Risk Management Committee has delegated the responsibility for coordinating market risk management for trading activities to the Group Risk Management Council, which monitors and advises each subsidiary as to the risk appetite and limits applicable to it. The risk management units of each of our subsidiaries coordinates with the Group Risk Management Council. These units review on a daily basis reports that include trading profits and losses, position reports, stress test results and “value at risk” results for our trading activities. Any violations of our risk limits are reported to the Group Risk Management Council.

Market Risk Management for Trading Activities

We measure market risk from trading activities to monitor and control the risk of our business groups and teams that perform those activities. Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in debt (primarily Won-denominated), equity and foreign exchange markets based on our forecasts of changes in market situation and customer demand; and

•	trading activities involving derivatives transactions, including swaps, forwards, futures and options, primarily to sell derivative products to our customers and to hedge our own market risk.

Market risk arising from our trading activities can be subdivided into interest rate risk, equity risk and foreign exchange risk:

•	Interest rate risk is the principal risk to which our trading activities are exposed. This risk arises primarily from our debt securities (which are primarily held by Woori Bank). We set different exposure limits for our interest rate risk for our trading and non-trading debt portfolios.

•	Equity risk arises from price fluctuations in equity securities.

•	Foreign exchange risk arises from foreign currency-denominated assets and liabilities in both our trading and non-trading accounts and financial derivatives involving foreign currencies, which are not controlled separately on a trading and asset/liability management basis.

The Group Risk Management Committee monitors market risk both for the group and for each subsidiary individually. At the group-wide level, the Group Risk Management Committee has established a maximum “market risk appetite” for each of our subsidiaries, which is defined as the risk capital of a particular subsidiary divided by its available capital. “Risk capital” is a benchmark figure that determines the value-at-risk (or “VaR”) limits, accumulated loss limits (for trading portfolios) and present value of a basis point (or “PVBP”) limits (for non-trading available-for sale assets) for each of our subsidiaries. The risk capital of each of Woori Bank, Kyongnam Bank and Kwangju Bank is 5% of their available capital, and the risk capital of Woori Securities is 10% of its available capital. Available capital consists of stockholders’ equity and subordinated convertible bonds issued to Woori Finance Holdings. Using this benchmark, we have established limits with respect to our daily VaRs, options (with respect to Woori Securities only) and accumulated losses on both a quarterly and annual basis, which are shown in the following table.

	Trading Portfolio							Non-Trading Portfolio
	VaR Limit		Accumulated Loss Limit				Special Option Limit	PVBP Limit
			Quarterly		Annual
	(in billions of Won)
Woori Bank	(Won)	25.0	(Won)	59.4	(Won)	118.7	—	(Won)	1.330
Kyongnam Bank		2.2		5.2		10.4	—		0.117
Kwangju Bank		1.7		4.0		8.1	—		0.090
Woori Securities		4.0		9.6		19.1	10.0		—

Each of our subsidiaries generally manages its market risk at the entire portfolio level, rather than on a credit-by-credit basis. To control its exposure, each of our subsidiaries takes into consideration the maximum VaR limits, accumulated loss limits and PVBP limits set by the Group Risk Management Committee in determining its internal allocation of risk among its various portfolios. Each subsidiary also sets its own stop loss limits with respect to particular types of transactions. Each subsidiary uses an integrated market risk management system called Panorama to manage market risks for its debt and equity trading operations. This system enables each subsidiary to generate consistent VaR numbers for all of its trading activities.

Value at Risk analysis.    We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that can occur for a day. We use a 99% confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

Although VaR is a commonly used market risk management technique, it has some inadequacies. Since it is a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements, however, are not necessarily a good indicator of future events. Another problem with VaR is that the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, VaR may understate or overstate the potential loss.

In order to measure VaR we use the following measuring methodologies:

•	We use the “variance-covariance method” which takes into account the diversification effects among different risk factors as well as within the same risk factor.

•	Our variance-covariance method is supplemented by “Monte Carlo” simulation models that we apply to measure market risk of non-linear products such as options.

The following tables show our daily VaRs for Woori Bank as of December 31, 2001 and for Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities as of December 31, 2002, at a 99% confidence level for a one-day holding period, for interest rate risk, foreign exchange risk and equity risk relating to our trading activities. We have not provided information for any prior period as our subsidiaries did not have systems in place for those periods that would enable them to calculate VaR.

	Interest Rate Risk		Equity Risk		Equity Risk Foreign Exchange Risk		Less: Diversification	VaR for Overall Trading Activities
	(in millions of Won)
As of December 31, 2001
Woori Bank	(Won)	3,039	(Won)	5,566	(Won)	111	—	(Won)	8,716

As of December 31, 2002
Woori Bank		2,057		5,775		244	—		8,076
Kyongnam Bank		162		186		5	—		353
Kwangju Bank		120		—		20	—		140
Woori Securities		467		2,285		11	—		2,763

Stress test.    In addition to VaR, we perform stress testing to measure market risk. As VaR assumes normal market situations, we assess our market risk exposure to abnormal market fluctuations through stress testing. Stress testing is an important way of supporting VaR since VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that we take no action during a stress event to change the risk profile of a portfolio. The following table shows, for each identified subsidiary, the loss that would have occurred in its trading portfolio, for which the equity component represents most of the trading risk for each of those subsidiaries, as of December 31, 2002 for assumed short-term extreme changes of a 12% decline in the equity market and a 44 basis point increase from interest rates prevailing in the market on that date, under an abnormal stress environment.

	Loss
	(in millions of Won)
Woori Bank	(Won)	25,197
Kyongnam Bank		1,061
Kwangju Bank		285
Woori Securities		17,045

Stop loss limits.    Our Subsidiary Risk Management Committees have also set total accumulated loss and stop loss limits. For example, Woori Bank has the following stop loss policy:

•	for equity securities in Won, within 30% of the book value of each purchase;

•	for fixed income securities, within 5% of the book value of securities;

•	for trading securities in foreign currencies, within 5% of the book value of such securities at the end of the previous financial year;

•	for investment securities in foreign currencies, within 15% of the book value of such securities at the end of the previous financial year;

•	for foreign currency stop limit with respect to forward currency contracts, within 20% of the purchase or sale price;

•	for equity related trading derivatives, within 5% of the transaction value;

•	for other trading derivatives, within 5% of the transaction value; and

•	for unhedged foreign exchange positions, within 20% of the stockholders’ equity for the prior period.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our subsidiaries’ trading accounts are marked-to-market daily, each of our subsidiaries manages its interest rate risk related to our trading accounts using market value-based tools such as VaR. See “—Asset and Liability Management—Interest Rate Risk.”

Equity Price Risk

Equity price risk results from our subsidiaries’ equity portfolios in Won since none of them has any significant exposure to foreign currency shares. Their trading equity portfolios substantially consist solely of exchange-listed stocks and nearest-month or second-nearest-month futures contracts and options, as a result of the strict limits we have imposed on diversification and the accumulated loss and stop loss limits imposed by our Subsidiary Risk Management Committees within the overall limits imposed by the Group Risk Management Committee. We have focused on our equity exposure as a result of the level of volatility in the stock market.

As of December 31, 2002, the equity trading position for Woori Bank was (Won)122.7 billion, for Kyongnam Bank was (Won)3.8 billion, for Kwangju Bank was nil and for Woori Securities was (Won)47 billion.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets, liabilities and off-balance sheet items such as foreign exchange forwards and currency swaps that are denominated in non-Won currencies. The difference between each of our subsidiaries’ foreign currency assets and liabilities is offset against forward foreign exchange positions to obtain its net foreign currency open position. We then net the positions of our subsidiaries against each other to derive our net exposure. Each of our subsidiaries determines its maximum foreign exchange exposure for both trading and asset and liability management purposes by establishing a limit for this net foreign currency open position. Each Subsidiary Risk Management Committee also establishes VaR limits for the foreign exchange business of its respective subsidiary and exposure limits for the business units of that subsidiary.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder, the majority of which have been swapped into U.S. dollars.

Each of our subsidiaries monitors changes in, and matches of, foreign-currency assets and liabilities in order to reduce exposure to currency fluctuations. Most of our foreign exchange risk arises in connection with the operations of Woori Bank. Our subsidiaries also manage risks relating to exchange rate fluctuations through foreign exchange dealing, including by their overseas branches. However, we conduct foreign exchange dealings primarily on behalf of our customers. Counterparties are restricted to domestic and foreign financial institutions and banks with respect to which our subsidiaries (in the case of Woori Bank, specifically its International Finance Department) have established a foreign exchange dealing limit. Our subsidiaries deal primarily in the Won/U.S. dollar market and their dealings are subject to what we believe are conservative daily maximum and closing limits and stop loss limits. By way of illustration, the following table sets forth information concerning Woori Bank’s limits on proprietary foreign exchange dealings as of December 31, 2002:

	As of December 31, 2002
	Won/U.S. Dollar Dealing		Dealings in other currencies
	Headquarters		Headquarters		Overseas Branches
	Total	Individual	Total	Individual	Total	Individual
	(in millions of US$)
Open position
Daily maximum limit	$80	$50	$40	$20	$20	$10
Daily closing limit	50	30	20	10	10	5
Stop loss:
Daily	0.25	0.15	0.20	0.10	0.10	0.05
Monthly	0.50	0.30	0.40	0.20	0.20	0.10

The following tables show the non-consolidated net open positions of Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Securities at the end of 2000, 2001 and 2002. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
	2000				2001				2002
Currency	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Securities
	(in millions of US$)
US$	—	$(19.86)	$3.15	$4,933	$(10.38)	$0.45	$(0.15)	$1,401	$12.14	$0.16	$0.42	$574
JP¥	—	0.40	(0.39)	1,056	1.35	(0.03)	(0.20)	1,214	1.10	(0.22)	0.20	—
Euro	—	0.21	0.03	—	(0.07)	0.05	(0.13)	—	0.03	0.16	0.42	—
Others	—	4.14	(3.27)	—	(0.33)	1.00	0.68	—	6.91	1.69	(0.23)	—

Total	—	$(15.11)	$(0.48)	$5,989	$(9.43)	$1.47	$0.20	$2,615	$20.18	$1.79	$0.81	$574

Derivative-Related Market Risk

The Foreign Exchange Transaction Regulations of Korea provide that a foreign exchange bank (such as Woori Bank) may generally enter into derivative transactions without restriction so long as those transactions are not linked with credit risks of a party to the transaction or any third party. If they are, the bank must report the transaction to the Bank of Korea.

While our subsidiaries use derivatives mainly for hedging purposes, derivative transactions themselves incur market risk as they involve taking trading positions and trading them to make a profit or loss. Our derivative activities include interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures, forward rate agreements and currency options. These activities consist primarily of the following:

•	fixed to floating interest rate swaps that we use to hedge interest rate risk;

•	Won-dollar forward currency options that we use to hedge currency risk; and

•	options on Won-denominated equity securities traded by our subsidiary Woori Securities.

Substantially all of the derivative products our subsidiaries purchase are on behalf of their customers or to hedge their own positions. As of December 31, 2002, our subsidiaries had entered into forward exchange contracts and contracts related to interest rate transactions, including interest rate swaps, options and futures contracts, with an aggregate notional amount equivalent to approximately (Won)11,436 billion. Market risk from trading derivatives is not significant since our derivative trading activities are primarily driven by customer deals and arbitrage, with very limited open trading positions.

Asset and Liability Management

Our principal market risk with respect to managing our assets and liabilities is interest rate risk. Interest rate risk arises due to mismatches in the maturities or re-pricing periods of rate-sensitive assets and liabilities, such as loans and deposits. Any imbalance of the maturity of our interest rate-sensitive assets and liabilities and the gap resulting from that imbalance may cause net interest income to be affected by changes in the prevailing level of interest rates. Woori Bank has developed a system to manage asset and liability risks relating to foreign currency-denominated assets and liabilities. Our principal asset and liability management objectives are to generate stable net interest revenues and protect our asset value against interest rate fluctuations.

Each of our commercial banking subsidiaries uses an integrated asset and liability management system for its Won-denominated assets and liabilities which was in place by the end of 2002. In addition, Woori Bank’s system also allows it to manage its foreign currency-denominated assets and liabilities, as well as the assets and liabilities in its trust accounts. We currently expect to complete implementation of these aspects of the asset and liability management system on a group-wide basis after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005. We are also in the process of developing and integrating Woori Credit Card’s asset and liability management system, which we expect to implement during the third quarter of 2003. This new system will use roll-over modeling to mitigate the difficulty of predicting maturity with respect to customers’ purchases and cash advances and to calculate actual cash flow of its customers based on pre-payment, extension of payments, delinquencies, bankruptcies and recoveries.

Interest Rate Risk

We manage interest rate risk based on rational interest rate forecasts, using gap analysis to measure the difference between interest-sensitive assets and interest-sensitive liabilities, using simulations to calculate the effect of changing interest rates on income. Since Korea does not currently have a well-established derivatives market, we principally manage this risk by managing maturity and duration gaps between our interest-earning assets and interest bearing liabilities.

We measure interest rate risk for Won and, in the case of Woori Bank, foreign currency assets and liabilities in our bank accounts (including derivatives), and assets and liabilities in our principal guaranteed trust accounts. Most of our interest-earning assets and interest bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars. We believe, however, that our interest rate sensitivity is limited with respect to our Won-denominated assets. Deposits in Won generally bear fixed rates of interest for fixed time periods (other than deposits payable on demand which constituted approximately 41% of our total deposits in Won as of December 31, 2002). We generally adjust the interest rates on these deposits when they are rolled over. In addition, as of December 31, 2002, 89% of those deposits had current maturities of one year or less. As of December 31, 2002, approximately 71% of our Won-denominated loans bore floating rates of interest, and 73% of those loans had current maturities of one year or less.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest bearing liabilities at each maturity and interest resetting date. Woori Bank performs interest rate gap analysis for Won and foreign currency-denominated assets and trust assets, and Kyongnam Bank and Kwangju Bank perform interest rate gap analysis for Won-denominated assets, on a monthly basis. Our subsidiaries report these results to the Group Risk Management Committee on a quarterly basis.

Interest Rate Gap Analysis.    For interest rate gap analysis we use or assume the following maturities for different assets and liabilities:

•	With respect to maturities of assets, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year; furthermore, we assume the reserves with the Bank of Korea and loans and securities classified as substandard or below to have remaining maturities of over three years.

•	With respect to maturities of liabilities, we assume “non-core” demand deposits under the Financial Supervisory Commission guidelines to have remaining maturities of less than three months; and we assume 30% of “core” demand deposits under the same guidelines to have remaining maturities of less than three months and the remaining 70% to have remaining maturities of over three years.

The following tables show, for each of Woori Bank, Kyongnam Bank and Kwangju Bank on a non-consolidated basis, the interest rate gap for Korean Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2002 and 2001 on a U.S. GAAP basis.

Woori Bank

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	74		—		—		—	(Won)	1,341	(Won)	1,415
Loans		9,758	(Won)	6,900	(Won)	13,660	(Won)	15,707		4,442		50,467
Securities		1,004		348		2,587		8,415		3,140		15,494
Others		180		—		—		—		—		180

Total	(Won)	11,016	(Won)	7,248	(Won)	16,247	(Won)	24,122	(Won)	8,923	(Won)	67,556

Interest-earning liabilities
Deposits	(Won)	20,659	(Won)	7,604	(Won)	11,750	(Won)	2,907	(Won)	15,667	(Won)	58,587
Borrowings		1,958		1,272		1,669		1,299		2,613		8,811
Others		—		—		—		—		—		—

Total	(Won)	22,617	(Won)	8,876	(Won)	13,419	(Won)	4,206	(Won)	18,280	(Won)	67,398

Sensitivity gap	(Won)	(11,601)	(Won)	(1,628)	(Won)	2,828	(Won)	19,916	(Won)	(9,357)	(Won)	158
Cumulative gap		(11,601)		(13,229)		(10,401)		9,515		158
% of total assets		(13.34)%		(15.22)%		(11.96)%		10.94%		0.18%
Total assets in Won											(Won)	86,936

	As of December 31, 2002
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks	$271	$55	—	$37	$14	$377
Loans	4,079	884	$850	1,089	932	7,834
Securities	120	29	117	365	405	1,036
Others	229	—	—	—	—	229

Total	$4,699	$968	$967	$1,491	$1,351	$9,476

Interest-earning liabilities
Deposits	$2,042	$70	$557	$5	$35	$2,709
Borrowings	2,015	1,131	475	420	1,186	5,227
Others	—	—	—	—	—	—

Total	$4,057	$1,201	$1,032	$425	$1,221	$7,936

Sensitivity gap	$642	$(233)	$(65)	$1,066	$130	$1,540
Cumulative gap	642	409	344	1,410	1,540
% of total assets	0.88%	0.56%	0.47%	1.92%	2.10%
Total assets in US$						$73,283

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	82	(Won)	74	(Won)	10		—	(Won)	342	(Won)	508
Loans		11,416		5,105		10,597	(Won)	6,372		3,241		36,731
Securities		555		427		1,345		4,743		8,124		15,194
Others		6		—		—		—		—		6

Total	(Won)	12,059	(Won)	5,606	(Won)	11,952	(Won)	11,115	(Won)	11,707	(Won)	52,439

Interest-earning liabilities
Deposits	(Won)	22,001	(Won)	5,872	(Won)	7,167	(Won)	2,922	(Won)	12,682	(Won)	50,644
Borrowings		1,647		175		332		1,714		2,098		5,966
Others		—		—		—		—		—		—

Total	(Won)	23,648	(Won)	6,047	(Won)	7,499	(Won)	4,636	(Won)	14,780	(Won)	56,610

Sensitivity gap	(Won)	(11,589)	(Won)	(441)	(Won)	4,453	(Won)	6,479	(Won)	(3,073)	(Won)	(4,171)
Cumulative gap		(11,589)		(12,030)		(7,577)		(1,098)		(4,171)
% of total assets		(15.25)%		(15.83)%		(9.97)%		(1.44)%		(5.49)%
Total assets in Won											(Won)	76,010

	As of December 31, 2001
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks	$337	$13	—	$3	$10	$363
Loans	3,434	504	$396	416	910	5,660
Securities	21	18	142	281	372	834
Others	444	—	—	—	—	444

Total	$4,236	$535	$538	$700	$1,292	$7,301

Interest-earning liabilities
Deposits	$1,144	$189	$45	$16	$406	$1,800
Borrowings	1,510	496	296	291	955	3,548
Others	—	—	—	—	—	—

Total	$2,654	$685	$341	$307	$1,361	$5,348

Sensitivity gap	$1,582	$(150)	$197	$393	$(69)	$1,953
Cumulative gap	1,582	1,432	1,629	2,022	1,953
% of total assets	2.73%	2.47%	2.82%	3.49%	3.37%
Total assets in US$						$57,868

Kyongnam Bank

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	730	(Won)	10	(Won)	1		—		—	(Won)	741
Loans		1,567		859		1,354	(Won)	1,523	(Won)	318		5,621
Securities		145		126		625		1,084		492		2,472
Others		—		—		—		—		—		—

Total	(Won)	2,442	(Won)	995	(Won)	1,980	(Won)	2,607	(Won)	810	(Won)	8,834

Interest-earning liabilities
Deposits	(Won)	3,179	(Won)	834	(Won)	1,570	(Won)	337	(Won)	1,417	(Won)	7,337
Borrowings		295		21		20		70		240		646
Others		—		—		—		—		—		—

Total	(Won)	3,474	(Won)	855	(Won)	1,590	(Won)	407	(Won)	1,657	(Won)	7,983

Sensitivity gap	(Won)	(1,032)	(Won)	140	(Won)	390	(Won)	2,200	(Won)	(847)	(Won)	851
Cumulative gap		(1,032)		(892)		(502)		1,698		851
% of total assets		(10.40)%		(8.99)%		(5.06)%		17.12%		8.58%
Total assets in Won											(Won)	9,919

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks		$149		—		—		—		—		$149
Loans		229		—		—		—		—		229
Securities		—		—		$2		$1		$3		6
Others		—		—		—		—		—		—

Total		$378		—		$2		$1		$3		$384

Interest-earning liabilities
Deposits		$172		—		—		—		—		$172
Borrowings		174		—		—		—		—		174
Others		—		—		—		—		—		—

Total		$346		—		—		—		—		$346

Sensitivity gap		$32		—		$2		$1		$3		$38
Cumulative gap		32		$32		34		35		38
% of total assets		0.38%		0.38%		0.41%		0.42%		0.45%
Total assets in US$												$8,361

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	916	(Won)	60	(Won)	10		—	(Won)	117	(Won)	1,103
Loans		1,164		699		1,083	(Won)	711		658		4,315
Securities		178		270		585		724		343		2,100
Others		—		—		—		—		—		—

Total	(Won)	2,258	(Won)	1,029	(Won)	1,678	(Won)	1,435	(Won)	1,118	(Won)	7,518

Interest-earning liabilities
Deposits	(Won)	2,518	(Won)	802	(Won)	992	(Won)	380	(Won)	1,172	(Won)	5,864
Borrowings		227		21		32		67		297		644
Others		—		—		—		—		—		—

Total	(Won)	2,745	(Won)	823	(Won)	1,024	(Won)	447	(Won)	1,469	(Won)	6,508

Sensitivity gap	(Won)	(487)	(Won)	206	(Won)	654	(Won)	988	(Won)	(351)	(Won)	1,010
Cumulative gap		(487)		(281)		373		1,361		1,010
% of total assets		(5.62)%		(3.24)%		4.30%		15.70%		11.65%
Total assets in Won											(Won)	8,669

	As of December 31, 2001
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks	$53	$1	—	—	—	$54
Loans	109	25	$2	$20	$24	180
Securities	—	5	2	1	5	13
Others	—	—	—	—	—	—

Total	$162	$31	$4	$21	$29	$247

Interest-earning liabilities
Deposits	$47	$1	$2	—	—	$50
Borrowings	79	23	1	$83	$14	200
Others	—	—	—	—	—	—

Total	$126	$24	$3	$83	$14	$250

Sensitivity gap	$36	$7	$1	$(62)	$15	$(3)
Cumulative gap	36	43	44	(18)	(3)
% of total assets	0.55%	0.65%	0.67%	(0.27)%	0.05%
Total assets in US$						$6,600

Kwangju Bank

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	105		—		—		—	(Won)	111	(Won)	216
Loans		1,005	(Won)	811	(Won)	1,458	(Won)	1,170		289		4,733
Securities		11		134		160		675		980		1,960
Others		—		—		—		—		—		—

Total	(Won)	1,121	(Won)	945	(Won)	1,618	(Won)	1,845	(Won)	1,380	(Won)	6,909

Interest-earning liabilities
Deposits	(Won)	2,304	(Won)	913	(Won)	1,287	(Won)	323	(Won)	1,240	(Won)	6,067
Borrowings		201		1		8		72		273		555
Others		—		—		—		—		—		—

Total	(Won)	2,505	(Won)	914	(Won)	1,295	(Won)	395	(Won)	1,513	(Won)	6,622

Sensitivity gap	(Won)	(1,384)	(Won)	31	(Won)	323	(Won)	1,450	(Won)	(133)	(Won)	287
Cumulative gap		(1,384)		(1,353)		(1,030)		420		287
% of total assets		(17.26)%		(16.87)%		(12.84)%		5.24%		3.58%
Total assets in Won											(Won)	8,019

	As of December 31, 2002
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks		$3		—		—		—		—		$3
Loans		42		$8		$36		$18		$8		112
Securities		—		—		—		—		2		2
Others		4		—		—		—		—		4

Total		$49		$8		$36		$18		$10		$121

Interest-earning liabilities
Deposits		$5		$1		—		$1		—		$7
Borrowings		24		22		$42		30		$8		126
Others		—		—		—		—		—		—

Total		$29		$23		$42		$31		$8		$133

Sensitivity gap		$20		$(15)		$(6)		$(13)		$2		$(12)
Cumulative gap		20		5		(1)		(14)		(12)
% of total assets		0.30%		0.07%		(0.01)%		(0.21)%		(0.18)%
Total assets in US$												$6,760

	As of December 31, 2001
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won)
Won-denominated accounts:
Interest-earning assets
Due from banks	(Won)	22		—		—		—	(Won)	91	(Won)	113
Loans		924	(Won)	596	(Won)	1,290	(Won)	589		264		3,663
Securities		54		110		233		555		1,240		2,192
Others		—		—		—		—		—		—

Total	(Won)	1,000	(Won)	706	(Won)	1,523	(Won)	1,144	(Won)	1,595	(Won)	5,968

Interest-earning liabilities
Deposits	(Won)	2,315	(Won)	794	(Won)	929	(Won)	287	(Won)	915	(Won)	5,240
Borrowings		140		30		44		111		224		549
Others		—		—		—		—		—		—

Total	(Won)	2,455	(Won)	824	(Won)	973	(Won)	398	(Won)	1,139	(Won)	5,789

Sensitivity gap	(Won)	(1,455)	(Won)	(118)	(Won)	550	(Won)	746	(Won)	456	(Won)	179
Cumulative gap		(1,455)		(1,573)		(1,023)		(277)		179
% of total assets		(20.46)%		(22.11)%		(14.38)%		(3.89)%		2.52%
Total assets in Won											(Won)	7,113

	As of December 31, 2001
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(in millions of US$)
Foreign currency-denominated accounts:
Interest-earning assets
Due from banks	$3	—	—	—	—	$3
Loans	14	$6	$3	$12	$3	38
Securities	—	5	3	—	—	8
Others	3	—	—	—	—	3

Total	$20	$11	$6	$12	$3	$52

Interest-earning liabilities
Deposits	$3	$1	—	—	$3	$7
Borrowings	56	22	$10	$20	—	108
Others	—	—	—	—	—	—

Total	$59	$23	$10	$20	$3	$115

Sensitivity gap	$(39)	$(12)	$(4)	$(8)	—	$(63)
Cumulative gap	(39)	(51)	(55)	(63)	$(63)
% of total assets	(0.72)%	(0.94)%	(1.02)%	(1.16)%	(1.16)%
Total assets in US$						$5,415

Duration Gap Analysis.    Each of Woori Bank, Kyongnam Bank and Kwangju Bank also performs a duration gap analysis to measure and manage its interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses only on accounting income and not on the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes.

For duration gap analysis, with respect to assets, we use the actual maturities for prime rate-linked loans for different assets. With respect to liabilities, we use or assume the same maturities for different liabilities that we use or assume for our interest rate gap analysis.

The following table shows, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, duration gaps and net asset value changes when interest rate increases by one percentage point as of the specified dates.

Date	Asset duration	Liability duration	Duration gap	Net asset value change
(in years)	(in years)	(in years)	(in billions of Won)
December 31, 2001 (1)	1.34	0.52	0.84	(Won)	(452)
June 30, 2002 (1)	0.84	0.85	0.02	(11)
December 31, 2002	0.87	1.00	(0.10)	95
March 31, 2003	0.77	1.03	(0.19)	185

(1)	Includes data for Woori Bank only.

We set interest rate risk limits using historical interest rate volatility of government bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The following table summarizes, for Woori Bank, Kyongnam Bank and Kwangju Bank on a combined basis, our interest rate risk, taking into account asset and liability durations as of December 31, 2002 and 2001. As a result of changes in our internal systems, figures between the two years may not be comparable in all cases.

	As of December 31, 2002
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in millions of US$, except maturities in years)
Won-denominated:
Asset position	$11,550	$5,536	$11,427	$10,327	$10,874	$49,714
Liability position	21,754	5,802	7,161	4,133	13,112	51,962

Gap	(10,204)	(266)	4,266	6,193	(2,238)	(2,248)
Average maturity	0.12	0.36	0.71	1.82	3.46
Interest rate volatility	1.18%	1.96%	3.28%	3.06%	2.95%
Amount at risk	$(14)	$(2)	$99	$345	$(228)	$200
Foreign currency-denominated:
Asset position	$4,418	$577	$548	$733	$1,324	$7,600
Liability position	2,839	732	354	410	1,378	5,713

Gap	1,579	(155)	194	323	(54)	1,887
Average maturity	0.12	0.36	0.71	1.82	3.46
Interest rate volatility	2.50%	2.53%	3.43%	2.92%	2.57%
Amount at risk	$5	$(1)	$5	$17	$(5)	$21

	As of December 31, 2001
	0-3 months	3-6 months	6-12 months	1-3 years	Over 3 years	Total
	(in millions of US$, except maturities in years)
Won-denominated:
Asset position	$12,145	$7,654	$16,532	$23,804	$9,258	$69,393
Liability position	23,822	8,868	13,582	4,172	17,869	68,313

Gap	(11,677)	(1,214)	2,950	19,632	(8,611)	1,080
Average maturity	0.12	0.36	0.71	1.82	3.46
Interest rate volatility	1.38%	1.46%	2.00%	1.95%	1.94%
Amount at risk	$(19)	$(6)	$42	$697	$(578)	$136
Foreign currency-denominated:
Asset position	$5,126	$976	$1,005	$1,510	$1,364	$9,981
Liability position	4,432	1,224	1,074	456	1,229	8,415

Gap	694	(248)	(69)	1,054	135	1,566
Average maturity	0.12	0.36	0.71	1.82	3.46
Interest rate volatility	0.65%	0.68%	0.83%	0.83%	0.83%
Amount at risk	$1	$(1)	$0	$16	$4	$20

The Group Risk Management Committee reviews gap analysis reports, duration gap analysis reports and interest rate limit compliance reports prepared by our subsidiary risk management departments on a quarterly basis.

Foreign Exchange Risk

We manage foreign exchange rate risk arising in connection with the management of our assets and liabilities together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to disparity between inflow and outflow of funds such as maturity mismatch, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans and extend other forms of credits, as well as to make investments in securities. Each of our Subsidiary Risk Management Committees establishes liquidity policies for its respective subsidiary and monitors liquidity on an on-going basis. Our subsidiaries make constant adjustment to take into account variables affecting their liquidity levels. Our subsidiary risk management departments review the uses and sources of funds on a daily basis, taking into consideration the various goals of their respective business units.

Our liquidity management goal is to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities. Since the formation of the holding company structure, neither we nor our subsidiaries have experienced significant liquidity risk.

We maintain diverse sources of liquidity to facilitate flexibility in meeting our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. We use the majority of funds raised by us to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

In managing liquidity risk, each of our subsidiaries currently determines gap limits, implements those limits and monitors maturity gaps using its asset and liability management system. We plan, however, to establish group-wide gap limits for liquidity management purposes starting in the second half of 2003. Each subsidiary has set a total limit in order to manage liquidity risk. For example, Woori Bank’s three-month accumulated gap limits for banking and trust accounts are between -5% and 10% and above zero percent, respectively. In the foreign currency account, the limit for a one-week gap has been set as 0% or higher and as -10% or higher for a one-month gap.

Liquidity is maintained by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. Liquidity is also managed by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we can raise by issuing securities when required. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest earning assets or securities.

The Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio of not less than 100% and to make quarterly reports to the Financial Supervisory Commission. The Financial Supervisory Commission defines the Won liquidity ratio as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months.

The following table shows the liquidity status and limits for Won accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2002 in accordance with Financial Supervisory Commission regulations.

	3 months or less
	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in billions of Won)
Assets (A)	(Won)	34,089	(Won)	26,852	(Won)	4,056	(Won)	3,181
Liabilities (B)		29,562		22,966		3,648		2,953
Liquidity gap		4,527		3,886		408		228
Liquidity ratio (A/B)		115.31%		116.92%		111.18%		107.72%
Limit		100%		100%		100%		100%

The following table shows the liquidity status and limits for foreign currency accounts of each of our banking subsidiaries on a non-consolidated basis and for Woori Finance Holdings on a combined basis as of December 31, 2002 in accordance with Financial Supervisory Commission regulations.

	7 days or less				7 days-1 month				1-3 months
	Woori Finance Holdings	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Finance Holdings	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Finance Holdings		Woori Bank		Kyongnam Bank		Kwangju Bank
	(in millions of US$)
Foreign currency accounts:
Foreign currency assets	$2,177	$1,947	$207	$23	$1,090	$1,069	$12	$9	$1,689		$1,636		$35		$18
Foreign currency liabilities	1,969	1,751	206	12	1,508	1,489	15	4	2,111		2,076		16		19
Maturity gap	208	196	1	11	(418)	(420)	(3)	5	(422)		(440)		19		(1)
Cumulative gap (A)	208	196	1	11	(210)	(224)	(2)	16	(632)		(664)		17		15
Total assets (B)	10,677	10,119	423	135	10,677	10,119	423	135	10,677		10,119		423		135
Liquidity gap ratio (A/B) (1)	1.95%	1.94%	0.23%	7.91%	(1.97)%	(2.21)%	(0.52)%	11.71%	88.69	% (1)	87.51	% (1)	107.12	% (1)	141.58	% (1)
Limits	0%	0%	0%	0%	(10)%	(10)%	(10)%	(10)%	80%		80%		80%		80%

(1)	Liquidity ratios.

Our Subsidiary Risk Management Committees receive reports from our subsidiaries regarding their respective liquidity ratios and liquidity gap ratios on a monthly basis. Based on those reports, each subsidiary’s risk management department reports these results to the Group Risk Management Committee on a quarterly basis.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. We define our operational risk as the risk related to the overall management of the group other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, or from fraud or inadequate internal controls and procedures, resulting in financial or reputational loss. Woori Bank divides operational risk into business risks and event risks for measurement purposes with respect to our calculations of risk-adjusted return on capital. We currently expect to complete implementation of these aspects of the operational risk management system on a group-wide basis after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005.

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Several bodies are responsible for managing our operational risk, including our Audit Council

(which reports to our group-level Audit Committee), our group-level legal and compliance department and the Subsidiary Risk Management Committees and their respective risk management units. In particular, our group-level Audit Committee monitors our subsidiaries’ compliance with our internal policies and guidelines relating to the issuance of credit and ongoing review of a borrower’s ability to meet its obligations. We have established group-wide internal guidelines with respect to our subsidiaries’ audit reporting requirements. Our subsidiaries review their operations and their level of compliance with our risk management policies and guidelines on annual basis. As part of this process, they report any problems discovered and any remedial actions taken to our group-level Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee and the Audit Council interact on a regular basis with our legal and compliance department and our risk management department.

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. Our subsidiaries’ legal departments seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Each of our subsidiaries’ internal auditors also review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

In connection with our disaster recovery capabilities, we are in the process of meeting the guidelines suggested by the Financial Supervisory Commission. These generally require that generally our disaster and recovery capabilities enable us to recover data and resume operations within three hours with respect to our banking, securities and credit card subsidiaries. With respect to our other subsidiaries, we are required to establish disaster and recovery capabilities that enable us to recover data and resume operations within one day. The current status of our primary operating subsidiaries disaster recovery capabilities is as follows:

•	Our disaster recovery capabilities at Woori Securities comply with Financial Supervisory Commission requirements.

•	Our disaster recovery capabilities at Woori Bank and Kyongnam Bank have a targeted recovery and resumption time estimated at 20 hours, which does not comply with those requirements.

•	We currently have limited disaster recovery capabilities at Kwangju Bank and are just beginning to establish disaster recovery capabilities at Woori Credit Card.

The majority of our information technology systems are operated by our subsidiary, Woori Finance Information System. We are also in the process of integrating our accounting and information storage systems and establishing database back-up and recovery systems with respect to account information, application programs and system files with respect to our customers. We currently have a “warm site” in operation with respect to Woori Bank which backs up transaction information on a daily basis and intend to commence operations of a “mirror site” in 2004. Woori Securities already has an operational mirror site. We expect to meet the Financial Supervisory Commission’s suggested guidelines for Kyongnam Bank, Kwangju Bank and Woori Credit Card after we complete the integration of our accounting and information storage systems, which we expect will occur in 2005. With respect to our other subsidiaries, we are currently examining the best ways in which to establish disaster recovery capabilities. See “Item 3D. Risk Factors—Other risks relating to our business—We do not have back-up information technology systems and, as a result, a significant failure of our systems may disrupt our operations.”

Item 12.    Description of Securities Other than Equity Securities

Overview

The following is a summary of the deposit agreement, to be dated as of September 29, 2003, among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you and your rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not this summary. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been incorporated by reference as an exhibit to this registration statement. Copies of the deposit agreement are also available for inspection at the principal office of the ADR depositary, currently located at 111 Wall Street, New York, New York 10043.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADRs specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the ADR depositary. As an ADS holder you appoint the ADR depositary to act on your behalf in certain circumstances.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

American Depositary Receipts

The ADR depositary will date and sign the ADRs evidencing the ADSs. The registrar will countersign the ADRs and register the ADRs in the books it maintains for the registration of issuances and transfers. Each ADR evidences a specified number of ADSs, each ADS representing three shares of our common stock on deposit with the ADR depositary’s custodian in Seoul, Korea Securities Depository, located at 36-5 Yoido-dong, Yongdungpo-ku, Seoul, Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian.” An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Deposit and Withdrawal of Shares of Common Stock

The shares of common stock underlying the ADSs offered for sale in this registration statement will be delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and the provision of certain documentation, the ADR depositary will register the appropriate number of ADSs in the names you designate and will deliver an ADR or ADRs for those ADSs to the persons you designate.

The issuance of ADSs may be delayed until the ADR depositary or its custodian receives confirmation that all required approvals have been given and that the shares of our common stock to be deposited have been duly transferred to the custodian. The ADR depositary will only issue ADSs in whole numbers.

When you make a deposit of the shares of our common stock, you will be responsible for transferring good and valid title to the ADR depositary. As such, you will be deemed to represent and warrant that:

•	the shares are duly authorized, validly issued, outstanding, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to the shares have been validly waived or exercised;

•	you are duly authorized to deposit such shares;

•	the shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the ADR depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

The ADR depositary will arrange for the acceptance of the ADSs into The Depository Trust Company (“DTC”). A single ADR in the form of a “Balance Certificate” will evidence all ADSs held through DTC and will represent the aggregate number of ADSs that have been issued from time to time. That ADR will be registered in the name of the nominee for DTC (currently “Cede & Co.”). As such, Cede & Co., or any subsequent nominee for DTC, will be the only holder of the ADR evidencing all ADSs held through DTC. Each beneficial owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC participants to exercise, effect transfer of or be entitled to any rights attributable to such ADSs.

The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including, but not limited to, the imposition of restrictions on transfer of ADSs, the removal or limitation of voting rights or the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law. In addition, the ADR depositary and its custodian will refuse to accept for deposit any shares of our common stock required to be registered under the Securities Act prior to being offered and sold publicly in the United States unless a registration statement is in effect as to such shares, any “restricted securities” except as contemplated under the deposit agreement, any fractional shares of our common stock or other deposited securities, or a number of shares of our common stock or other deposited securities which after being deposited, would require the depositary to issue fractional ADSs.

You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside Korea, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADRs you surrendered, although withdrawals of newly issued shares of our common stock will not be permitted unless and until those shares have been listed on the Korea Stock Exchange. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered outside the United States to or upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADSs. The ADR depositary may also deliver shares of common stock prior to the receipt and cancellation of ADSs, including ADSs which were issued in a pre-release of ADSs.

Each ADS pre-release transaction will be:

•	subject to a written agreement pursuant to which the person or entity to whom ADSs or shares are to be delivered will:

•	represent that, at the time of the transaction, it or its customer owns the shares or ADSs to be delivered;

•	agree to indicate the ADR depositary as owner of those shares or ADSs in its records and to hold those shares or ADSs in trust for the ADR depositary until they are delivered to it or its custodian;

•	unconditionally guarantee to deliver to the ADR depositary or its custodian the shares or ADSs; and

•	agree to any additional restrictions or requirements that the ADR depositary deems reasonably appropriate;

•	fully collateralized at all times with cash, U.S. government securities or other appropriate collateral, as determined by the ADR depositary

•	terminable by the ADR depositary on not more than five business days’ notice; and

•	subject to further indemnities and credit regulations that the ADR depositary deems appropriate.

The ADR depositary will normally limit the number of ADSs and shares involved in pre-release transactions at any one time to 30% of the ADSs outstanding (excluding pre-released ADSs), but it reserves the right to change or disregard that limit from time to time as it deems appropriate after notifying us in advance that it intends to do so. The ADR depositary may also set limits with respect to the number of ADSs and shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate.

The ADR depositary may retain for its own account any compensation received by it in connection with the pre-release, such as earnings on the collateral.

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Item 9C. Markets—Restrictions Applicable to Shares.”

Dividends, Other Distributions and Rights

If the ADR depositary can, in its reasonable judgment and pursuant to applicable law, convert Won (or any other foreign currency) into U.S. dollars on a commercially feasible basis and transfer the resulting U.S. dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into U.S. dollars and to distribute the U.S. dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary. If the ADR depositary determines that in its judgment any currency other than U.S. dollars it receives cannot be converted and distributed on a reasonable basis, the ADR depositary may distribute the currency it receives to the extent permitted under applicable law or hold the currency for your account if you are entitled to receive the distribution. The ADR depositary will not be liable for any interest. Before making a distribution, the ADR depositary, its custodian or we will deduct any withholding taxes or governmental charges that must be paid.

In the event that the ADR depositary or its custodian receives any distribution upon any deposited shares of common stock in property or securities (other than cash, shares of common stock or rights to receive shares of common stock), the ADR depositary will distribute the property or securities to you, after deduction or payment of the fees and expenses of the ADR depositary, in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, commercially feasible, subject to any applicable laws or regulations of Korea. If the ADR depositary determines that any distribution of property or securities (other than cash, shares of common stock or rights to receive shares of common stock) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be commercially feasible, the ADR depositary may, after consultation with us, adopt a method that it deems commercially feasible for the purpose of effecting that distribution, including the disposition of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems commercially feasible. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

If a distribution by us consists of a dividend in, or free distribution of, our shares of common stock, the ADR depositary’s custodian will be required, subject to applicable law, to accept those shares for deposit and, after receiving confirmation of that deposit, the ADR depositary will:

•	distribute to you, in proportion to your holdings, additional ADSs representing those shares of common stock; or

•	reflect on the records of the ADR depositary the increase in the aggregate number of ADSs representing the number of shares of common stock received;

in both cases, after the deduction of the fees and expenses of the ADR depositary. If the ADR depositary deems that such distribution for any reason is not commercially feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem commercially feasible, including by public or private sale of all or part of the shares of common stock received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole ADSs. If the ADR depositary does not distribute additional ADSs, then each outstanding ADS will also represent the new shares so distributed.

Subject to applicable Korean law, if a distribution by us consists of a distribution payable at the election of holders of shares of our common stock in cash or in additional shares, the ADR depositary will make that distribution available to holders of ADSs only if:

•	we have made a timely request to the ADR depositary that the elective distribution be made available to those holders;

•	the ADR depositary has determined, after consulting with us, that the distribution is lawful and commercially feasible; and

•	the ADR depositary has received the documentation required under the terms of the deposit agreement.

If these conditions are met in a timely manner, the ADR depositary will establish procedures to enable holders to elect to receive the proposed distribution in cash or additional ADSs. If these conditions are not satisfied, the ADR depositary shall, to the extent permitted by law, distribute to the holders of ADSs, on the basis of the same determination as is made in Korea in respect of the shares of our common stock for which no election is made, either cash or additional ADSs representing the additional shares, in either case in the manner described above. There can be no assurance that holders of ADSs generally, or any holder of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of our shares.

If we offer holders of our securities any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary will make these rights available to you if we make a timely request. The ADR depositary will determine, after consulting with us, whether it is lawful and commercially feasible to do so. In addition, the ADR depositary must receive satisfactory documentation within the terms of the deposit agreement. If these conditions are met in a timely manner, the ADR depositary will establish procedures:

•	to distribute these rights in proportion to the number of ADSs held;

•	to enable holders of ADSs to exercise these rights, after paying any subscription price and any fees, charges or expenses of the ADR depositary and taxes, and, if applicable, to enable such holders to sell these rights; and

•	to deliver ADSs or shares, as the case may be, upon the valid exercise of such rights.

If these conditions are not met, or we request that these rights not be made available to holders of ADSs, the ADR depositary will consult with us to determine whether it is lawful and commercially feasible to sell these rights. After making any such sale, the ADR depositary will convert and distribute proceeds of that sale (net of applicable fees and charges of, and expenses incurred by, the ADR depositary and any taxes) in the same way as it would do with cash. The ADR depositary may allow these rights that are not distributed or sold to lapse. In that case, you will receive no value for these rights.

If a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration is in effect, or unless we furnish the ADR depositary with opinion(s) of counsel in the United States and in any other applicable country in which rights would be distributed, in each case reasonably satisfactory to the ADR depositary, to the effect that the offering and sale of those securities to holders of ADSs are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. We or the ADR depositary will not be obligated to register the rights or securities under the Securities Act or to submit, obtain or request any filing, report, approval or consent.

The ADR depositary may not be able to convert any currency or to sell or dispose of any distributed or offered property or rights in a timely manner or at a specified price, or at all.

Record Dates

The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is made;

•	rights are issued with respect to deposited shares of common stock;

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

•	the ADR depositary receives notice of any shareholders’ meeting.

The record date will, to the extent practicable, be as near as the record date fixed by us for the shares of common stock. The record date will determine:

•	the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; or

•	the ADR holders who are entitled to receive notices or exercise rights.

Voting of the Underlying Shares of Common Stock

We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice but not less than 21 days before the meeting. As soon as practicable after it receives our notice, the ADR depositary will, if requested by us, fix a record date and will mail to you a notice that will contain the following:

•	a notice of our shareholders’ meeting and the agenda for the meeting, including English translations of that information;

•	a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock represented by their respective ADSs as evidenced by their respective ADRs, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are pertinent; and

•	a statement as to the manner in which the ADR holders may give their instructions.

Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable and permitted under applicable law and the provisions of our articles of incorporation, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. ADR holders may not be entitled to give instruction to vote the shares represented by the ADSs if, and to the extent, the total number of shares represented by the ADSs of an ADR holder exceeds the limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

To extent the ADR depositary does not receive instructions from the holders of ADSs on or prior to such date, the ADR depositary will vote or cause to be voted the deposited shares of our common stock in the same manner and in the same proportion as the holders of all of our other outstanding shares vote their shares.

Inspection of Transfer Books

The ADR depositary will keep books at its principal office which is currently located at 111 Wall Street, New York, New York 10043, for the registration, transfer and surrender of ADRs. You may inspect the books of the ADR depositary so long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the ADR depositary and its custodian sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with U.S. GAAP or, at our sole discretion, Korean GAAP with a reconciliation of net income and stockholders’ equity to U.S. GAAP, if prepared in compliance with the requirements of the Securities Exchange Act of 1934, as amended, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

Notices delivered to you under the deposit agreement will be deemed to be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) from the date when a duly addressed letter containing the same is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service or at the time when a confirmation thereof is produced in the case of a cable, telex or facsimile transmission, without regard for the actual receipt or time of actual receipt of the notice by you.

In addition, the ADR depositary will make available for inspection by holders at its principal office any notices, reports or communications, including any proxy soliciting materials, received from us that we generally transmit to the holders of our common stock or other deposited securities, including the ADR depositary. The ADR depositary will also send to you copies of reports and communications we will provide as provided in the deposit agreement.

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, cancellation, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or its custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any requirements under the Securities Act and the Securities Exchange Act, represent the right to receive the new deposited shares of common stock, unless additional ADSs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

If the ADR depositary may not lawfully distribute such property to you, the ADR depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution, if lawful to do so.

Amendment and Termination of the Deposit Agreement

We may agree with the ADR depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices any substantial existing right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment. If you continue to hold your ADSs at the time an amendment becomes effective, you will be considered to have agreed to the amendment and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying deposited securities.

The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days’ prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

If any ADSs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the deposited shares of common stock;

•	to sell property and rights and to convert deposited shares of common stock into cash as provided in the deposit agreement; and

•	to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADSs after deducting or charging, as the case may be, the charges of the ADR depositary for the surrender of an ADR, any expenses for the account of the holder of ADRs in accordance with the terms and conditions of the deposit agreement and any applicable taxes or governmental charges or assessments.

At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

Charges of ADR Depositary

The fees and expenses of the ADR depositary as agreed between us and the ADR depositary include:

•	taxes and other governmental charges;

•	registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the ADR depositary’s custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into U.S. dollars under the deposit agreement;

•	fees and expenses incurred by the ADR depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our shares, ADSs and ADRs;

•	fees and expenses incurred by the ADR depositary, its custodian or any nominee in connection with the servicing or delivery of the deposited shares of our common stock;

•	a fee of up to US$5.00 per 100 ADSs, or portion thereof, for execution and delivery of ADSs and the surrender of ADRS under the deposit agreement and the distribution of securities other than ADSs or rights to purchase additional ADSs; and

•	a fee of up to US$2.00 per 100 ADSs held for cash distributions, distributions of free shares in the form of ADSs, depositary services and the distribution of ADSs pursuant to an exercise of rights to purchase additional ADSs.

General

Neither we nor the ADR depositary will be liable to you if prevented or delayed by law, governmental authority, any provision of our articles of incorporation or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. The deposit agreement provides that the ADR depositary will hold the shares of common stock for your sole benefit.

The deposit agreement further limits our obligations and the ADR depositary’s obligations to you. Please note the following:

•	we and the ADR depositary are obligated only to take the actions specifically stated in the deposit agreement in good faith and without negligence;

•	we and the ADR depositary disclaim any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided such acts or failures to act are in good faith and without negligence and in accordance with the terms of the deposit agreement;

•	we and the ADR depositary disclaim any liability for any failure to determine the lawfulness or commercial feasibility of any action, for the investment risks associated with investing in our shares of common stock, for any tax consequences that result from the ownership of ADSs or our shares, for the credit-worthiness of any third party and for allowing any rights to lapse under the terms of the deposit agreement;

•	the ADR depositary disclaims any liability for the content of any document forwarded to you on our behalf, for the accuracy of any translation of such a document (provided the ADR depositary was not involved in translating such document), for the validity or worth of the deposited securities underlying the ADSs and for the timeliness of any of our notices or for our failure to give notice;

•	we and the ADR depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•	we and the ADR depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement;

•	we and the ADR depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting our shares of common stock for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

•	we and the ADR depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of our shares of common stock but is not, under the terms of the deposit agreement, made available to you;

•	we and the ADR depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties; and

•	we and the ADR depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The ADSs are transferable on the books of the ADR depositary. The ADR depositary may, upon notice to us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or its custodian may require payment from the depositor of the shares of common stock or a holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the Custodian a proof of citizenship, residence, taxpayer status, exchange control approval, payment of applicable Korean or other taxes or governmental charges, legal or beneficial ownership and the nature of their interest, compliance with applicable laws or the terms of the deposit agreement or the ADRs, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the Custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, at our request, in a timely manner, with copies of any these proofs and certificates and these written representations and warranties.

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed, or if that action is deemed necessary or advisable by us or the ADR depositary, in good faith, at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with:

•	temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends;

•	payment of fees, taxes and similar charges;

•	compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities; or

•	other circumstances specifically contemplated by Instruction I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Governing Law

The deposit agreement and the ADRs will be interpreted under, and all rights under the deposit agreement or the ADRs are governed by, the laws of the State of New York.

We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue, on the ground that the proceedings have been brought in an inconvenient forum or on the ground of sovereign immunity.

This submission was made for the benefit of the ADR depositary and the holders and shall not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor shall the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.

Information Relating to the Depository

Citibank, N.A. is the depositary bank for our ADSs, and its offices are located at 111 Wall Street, New York, New York 10043. The depository bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Korea Securities Depository located at 33 Yoido-dong, Youngdeung po-ku, Seoul 150-010, Korea.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.    Controls and Procedures

Not Applicable

Item 16A.    Audit Committee Financial Expert

Not Applicable

Item 16B.    Code of Ethics

Not Applicable

Item 16C.    Principal Accountant Fees and Services

Not Applicable

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 17.    Financial Statements

Not Applicable

Item 18.    Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this registration statement.

Item 19.    Exhibits

(a) List of Financial Statements:

(b) Exhibits

Number	Description
1.1	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2*	Form of Deposit Agreement to be entered into among Woori Finance Holdings, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	Memorandum of understanding between the KDIC and Woori Credit Card dated March 22, 2002.

4.6	Memorandum of understanding between the KDIC and Hanaro Merchant Bank (since renamed Woori Investment Bank) dated June 29, 2001, as amended.

4.7	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

Number	Description
4.8	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.9	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

4.10	Memorandum of understanding between Woori Finance Holdings and Peace Bank of Korea (since renamed Woori Credit Card) dated July 2, 2001, as amended.

4.11	Memorandum of understanding between Woori Finance Holdings and Hanaro Merchant Bank (since renamed Woori Investment Bank) dated July 2, 2001, as amended.

8.1**	List of subsidiaries of Woori Finance Holdings.

10.1	Consent of Deloitte & Touche LLC

*	Incorporated by reference to the Registration Statement on Form F-6 (No. 333- ), filed on September 25, 2003.
**	Incorporated by reference to Note 39 of the notes to the consolidated financial statements of Woori Finance Holdings included in this registration statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Woori Finance Holdings

(Registrant)

/s/ Byung-Chul Yoon

Date: September 25, 2003

(Signature)

Byung-Chul Yoon/

Chairman and Chief Executive Officer

Name/Title

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2000, 2001 and 2002, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002 (all expressed in Korean Won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woori Finance Holding Co., Ltd. and subsidiaries as of December 31, 2000, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLC

Deloitte & Touche LLC

May 15, 2003

(August 4, 2003 as to Note 42)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2000, 2001 and 2002

	Korean Won
	2000	2001	2002
	(in millions)
ASSETS
Cash and cash equivalents	3,980,138	3,507,653	2,852,186
Restricted cash	1,974,974	1,894,710	3,075,908
Interest-bearing deposits in other banks	534,881	1,687,042	1,826,170
Call loans and securities purchased under resale agreements	2,132,217	3,572,846	629,346
Trading assets (Note 38):
KDIC	320,840	612,057	421,001
Unrelated parties	3,184,564	3,517,877	3,369,026
Available-for-sale securities (Note 38):
KDIC	1,762,539	1,731,029	2,449,331
Unrelated parties	6,469,980	7,089,266	8,396,900
Held-to-maturity securities (fair value of 12,186,050 million Won in 2000, 11,798,825 million Won in 2001 and 10,447,615 million Won in 2002) (Note 38):
KDIC	5,711,075	5,848,936	6,040,184
Unrelated parties	6,002,248	5,352,936	3,919,072
Other investment assets	531,847	911,428	731,279
Loans (net of allowance for loan losses of 6,457,194 million Won in 2000, 4,323,407 million Won in 2001 and 3,770,356 million Won in 2002) (Note 38):
KDIC	765,448	—	—
Directors	200	142	—
Employees	209,023	214,489	195,209
Unrelated parties	52,557,906	56,602,543	76,289,353
Due from customers on acceptances	1,898,244	568,743	461,154
Premises and equipment, net	2,320,646	2,194,721	2,248,425
Accrued interest and dividends receivable	693,307	693,937	671,808
Assets held for sale	1,539,177	1,207,231	240,329
Other assets (Note 38):
KDIC	1,913,769	708,075	648,777
Trust	—	—	3,083
Directors	550	—	—
Unrelated parties	2,931,861	2,766,964	2,574,535

Total assets	97,435,434	100,682,625	117,043,076

LIABILITIES
Deposits:
Interest-bearing	60,988,608	65,511,349	75,190,498
Non-interest bearing	4,537,518	3,581,525	3,407,615
Call money	213,766	502,803	804,337
Trading liabilities	320,992	148,225	322,155
Acceptances outstanding	1,898,244	568,743	461,154
Other borrowed funds (Note 38):
Trust	948,438	1,641,794	777,500
Unrelated parties	8,332,199	6,322,428	10,548,015
Secured borrowings	4,206,811	4,913,737	4,755,524
Long-term debt	7,763,944	8,947,457	11,304,635
Accrued interest payable	1,651,749	1,547,692	1,528,160
Liabilities held for sale	2,727,146	1,584,278	151,846
Other liabilities	4,450,939	3,073,798	3,555,209

Total liabilities	98,040,354	98,343,829	112,806,648

Commitments and contingencies (Notes 4, 29, 34 and 36)
Minority interest	30,198	31,011	279,051
STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock 5,000 Won par value, authorized 2,400 million shares, issued and outstanding 727,458,609 shares in 2001 and 767,814,797 shares in 2002	—	3,637,293	3,839,074
Additional paid-in capital	4,340,273	3,737,013	4,353,233
Accumulated deficit	(5,144,682)	(5,276,983)	(4,263,095)
Accumulated other comprehensive income, net of tax	169,291	210,462	28,165

Total stockholders’ equity (deficit)	(635,118)	2,307,785	3,957,377

Total liabilities, minority interest and stockholders’ equity (deficit)	97,435,434	100,682,625	117,043,076

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won
	2000	2001	2002
	(in millions, except per share amounts)
Interest and dividend income
Loans (Note 38):
KDIC	7,043	17,358	—
Unrelated parties	4,142,318	5,181,252	5,148,032
Deposits in other banks	302,952	123,331	86,286
Trading assets:
KDIC	10,487	31,474	30,143
Unrelated parties	297,084	204,022	185,104
Investment securities (Note 38):
KDIC	374,692	553,108	604,281
Unrelated parties	737,401	1,006,693	853,706
Call loans and securities purchased under resale agreements	47,131	62,713	42,028

Total interest and dividend income	5,919,108	7,179,951	6,949,580

Interest expense
Deposits	3,043,200	3,252,995	2,699,511
Call money	38,196	39,282	38,405
Other borrowed funds (Note 38):
Trust	28,902	45,026	29,578
Unrelated parties	523,007	496,116	278,131
Secured borrowings	148,431	284,330	286,544
Long-term debt	624,661	646,171	658,887

Total interest expense	4,406,397	4,763,920	3,991,056

Net interest income	1,512,711	2,416,031	2,958,524
Provisions
Provision for loan losses	1,434,101	1,113,768	1,247,350
Provision for guarantees and acceptances (reversal of provision)	(239,446)	(158,699)	106,170
Other provision	68,299	172,859	144,758

Total provisions	1,262,954	1,127,928	1,498,278

Net interest income after provision for loan losses, guarantees and acceptances and other	249,757	1,288,103	1,460,246

Non-interest income
Trust fees, net (Note 38)	111,733	48,689	61,662
Fees and commission income	416,346	659,127	1,105,047
Trading revenue, net:
KDIC	2,081	12,760	7,088
Unrelated parties	81,814	54,642	258,118
Investment securities gain (loss), net:
KDIC	—	26,982	2,532
Unrelated parties	(264,654)	(290,560)	32,083
Other non-interest income	389,226	534,711	318,036

Total non-interest income	736,546	1,046,351	1,784,566

Non-interest expenses
Salaries and employee benefits	353,020	540,343	721,945
Depreciation and amortization	246,078	339,533	227,757
Other administrative expenses	445,398	562,246	840,505
Fees and commissions	109,441	147,914	453,707
Other non-interest expenses	582,477	490,489	335,503

Total non-interest expenses	1,736,414	2,080,525	2,579,417

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)— (Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won
	2000	2001	2002
	(in millions, except per share amounts)
Income (loss) from continuing operations before income tax expense, minority interest and discontinued operations	(750,111)	253,929	665,395
Income tax expense	61,992	322,879	363,491
Minority interest	3,437	4,082	6,004

Income (loss) from continuing operations	(815,540)	(73,032)	295,900
Discontinued operations (Note 28)
Income (loss) from operations of discontinued components	477	(59,269)	932,026
Gain on disposal of discontinued components	—	—	89,294
Tax expense on discontinued operations	—	—	303,332

Total income (loss) from discontinued operations	477	(59,269)	717,988

Net income (loss)	(815,063)	(132,301)	1,013,888

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	(6,919)	(1,926)	1,062
Net unrealized gains (losses) on available-for-sale securities, net of tax	(82,024)	43,097	(183,359)

Total other comprehensive income (loss), net of tax	(88,943)	41,171	(182,297)

Comprehensive income (loss)	(904,006)	(91,130)	831,591

Net income (loss) per common share
Basic:
Income (loss) from continuing operations	(1,121)	(100)	395

Income (loss) from discontinued operations	1	(82)	958

Net income (loss)	(1,120)	(182)	1,353

Diluted:
Income (loss) from continuing operations	(1,121)	(100)	394

Income (loss) from discontinued operations	1	(82)	955

Net income (loss)	(1,120)	(182)	1,349

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2000, 2001 and 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income, net of tax	Total Stockholders’ Equity (Deficit)
Korean Won (in millions)	Shares	Amount
	Korean Won (in millions, except share data)
Balance at January 1, 2000	—	—	1,509,523	(4,329,619)	258,234	(2,561,862)
Capital injection by Korea Deposit Insurance Corporation	—	—	3,637,293	—	—	3,637,293
Capital transactions of affiliates	—	—	(121,168)	—	—	(121,168)
Increase of deficit equity (Note 23)	—	—	(685,375)	—	—	(685,375)
Other comprehensive loss, net of tax	—	—	—	—	(88,943)	(88,943)
Net loss	—	—	—	(815,063)	—	(815,063)

Balance at December 31, 2000	—	—	4,340,273	(5,144,682)	169,291	(635,118)

Capital injection by Korea Deposit Insurance Corporation, including 767,329 million Won of tax effect of utilization of pre-acquisition NOLs	—	—	2,614,513	—	—	2,614,513
Transfer of additional paid-in capital to common stock	727,458,609	3,637,293	(3,637,293)	—	—	—
Issuance of stock purchase warrants	—	—	1,163	—	—	1,163
Capital transactions of affiliates	—	—	99,280	—	—	99,280
Reduction of deficit equity (Notes 23 and 31)	—	—	319,077	—	—	319,077
Other comprehensive income, net of tax	—	—	—	—	41,171	41,171
Net loss	—	—	—	(132,301)	—	(132,301)

Balance at December 31, 2001	727,458,609	3,637,293	3,737,013	(5,276,983)	210,462	2,307,785

Issuance of common stock	40,356,188	201,781	58,646	—	—	260,427
Capital transactions of affiliates	—	—	677	—	—	677
Reduction of deficit equity (Notes 23 and 31)	—	—	556,762	—	—	556,762
Grant of stock options	—	—	135	—	—	135
Other comprehensive loss, net of tax	—	—	—	—	(182,297)	(182,297)
Net income	—	—	—	1,013,888	—	1,013,888

Balance at December 31, 2002	767,814,797	3,839,074	4,353,233	(4,263,095)	28,165	3,957,377

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won
	2000	2001	2002
	(in millions)
Cash flows from operating activities:
Net income (loss)	(815,063)	(132,301)	1,013,888
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	1,434,101	1,113,768	1,247,350
Provision for guarantees and acceptances (reversal of provision)	(239,446)	(158,699)	106,170
Other provision	68,299	172,859	144,758
Depreciation and amortization	246,078	339,533	227,757
Net (gain) loss on valuation of derivatives	25,780	(30,827)	69,703
Net (gain) loss on disposal of trading securities	149,142	(10,956)	(152,556)
Net (gain) loss on valuation of trading securities	(83,798)	190,174	71,478
Net gain on redemption of investment securities	(28,670)	(28,875)	(43,769)
Net gain on disposal of investment securities	(185,688)	(86,323)	(202,796)
Net (gain) loss on equity method investments	24,787	(48,092)	(33,817)
Impairment loss on investment securities	454,225	447,366	248,909
Net (gain) loss on sale of loans	92,962	(200,904)	(58,290)
Net (gain) loss on disposal of premises and equipment	(29,182)	56,077	(18,101)
Provision for accrued severance benefits	52,612	59,920	90,368
Gain on disposal of discontinued operations	—	—	(62,774)
Minority interest in net income of consolidated subsidiaries	3,437	4,082	6,004
Net changes in:
Restricted cash	(192,284)	80,264	(1,107,040)
Trading assets and liabilities	1,276,379	(945,686)	598,625
Accrued interest and dividends receivable	78,787	(630)	28,296
Other assets	(5,145,993)	1,907,898	1,345,985
Accrued interest payable	577,386	(104,057)	(21,375)
Other liabilities	3,147,433	(1,880,091)	(848,889)

Net cash provided by operating activities	911,284	744,500	2,649,884

Cash flows from investing activities:
Net changes in interest-bearing deposits in other banks	144,783	(1,152,161)	(80,029)
Net changes in call loans and securities purchased under resale agreements	(1,757,951)	(1,440,629)	2,955,460
Net changes in loans	(16,336,684)	(4,915,546)	(21,047,979)
Proceeds from sales of available-for-sale securities:
KDIC	—	1,921,196	103,988
Unrelated parties	1,486,724	3,769,941	1,823,084
Proceeds from redemption and maturities of available-for-sale securities:
Unrelated parties	3,182,936	12,994,443	11,737,622
Purchases of available-for-sale securities:
KDIC	(31,471)	(159,745)	(795,762)
Unrelated parties	(8,723,945)	(17,091,369)	(15,044,278)
Proceeds from maturities and prepayments of held-to-maturity securities:
Unrelated parties	2,180,618	3,003,376	3,152,211
Purchases of held-to-maturity securities:
KDIC	—	(98,688)	(195,290)
Unrelated parties	(1,649,490)	(2,120,137)	(1,714,303)
Net changes in other investments	719,457	(331,490)	231,850
Payments for purchases of premises and equipment	(684,513)	(160,371)	(250,486)
Proceeds from sales of premises and equipment	113,433	102,310	146,213
Proceeds from sales of subsidiaries	—	—	118,716

Net cash used in investing activities	(21,356,103)	(5,678,870)	(18,858,983)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won
	2000	2001	2002
	(in millions)
Cash flows from financing activities:
Net increase (decrease) in non-interest-bearing deposits	1,021,392	(955,993)	(173,910)
Net increase in interest-bearing deposits	19,168,560	4,522,741	9,607,573
Net increase (decrease) in call money	(1,516,083)	289,037	301,534
Increase in secured borrowings	4,207,406	1,668,281	20,870,625
Decrease in secured borrowings	(153,707)	(961,355)	(21,031,088)
Net increase (decrease) in other borrowed funds	(566,266)	(1,316,415)	3,361,293
Increase in long-term debt	4,828,439	2,324,160	6,039,395
Decrease in long-term debt	(5,441,898)	(1,140,647)	(3,682,217)
Capital injection by Korea Deposit Insurance Corporation	170,493	30,913	—
Proceeds from common stock issuance	—	—	260,427
Proceeds from issuance of stock purchase warrants	—	1,163	—
Payment for dissenters’ right to capital reduction	(74,942)	—	—

Net cash provided by financing activities	21,643,394	4,461,885	15,553,632
Net increase (decrease) in cash and cash equivalents	1,198,575	(472,485)	(655,467)
Cash and cash equivalents, beginning of year	2,781,563	3,980,138	3,507,653

Cash and cash equivalents, end of year	3,980,138	3,507,653	2,852,186

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	3,749,893	4,861,757	3,870,172
Cash paid during the year for income tax	44,874	20,699	28,214
Supplemental schedule of non cash investing and financing activities:
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity and available-for-sale securities	451,999	602,598	70,265
Transfer of loans into securities and other investments (Note 12)	190,865	704,230	280,061
Increase (decrease) in cumulative translation adjustments, net of tax	(6,919)	(1,926)	1,062
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of tax	(82,024)	43,097	(183,532)
Capital injection by contributions of KDIC bonds (Note 38)	3,466,800	2,583,600	—

The accompanying notes are an integral part of these consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 2001 and 2002

1.    General Information and Summary of Significant Accounting Policies

Woori Finance Holdings Co., Ltd. (the “Holding Company”) was incorporated under the laws of the Republic of Korea on March 27, 2001, and commenced operations on April 2, 2001, under the Financial Holding Company Act. The Holding Company was established primarily to manage certain banks and other companies acquired by the Korea Deposit Insurance Corporation (“KDIC”) in connection with the 1997 Asian Financial Crisis. The Holding Company now controls the following entities: three commercial banks, which include Woori Bank (formerly known as Hanvit Bank), Kyongnam Bank and Kwangju Bank; one investment bank, Woori Investment Bank (formerly known as Hanaro Merchant Bank); one credit card company, Woori Credit Card Co., Ltd. (formerly known as Peace Bank, whose commercial banking business was merged into Woori Bank and was converted into the principal credit card subsidiary of the Holding Company); Woori Finance Information System Co., Ltd. (formerly known as Hanviteun Systems Co., Ltd.); Woori Securities Co., Ltd. (formerly known as Hanvit Securities Co., Ltd.); Woori F&I Co., Ltd. (formerly known as Woori Asset Management Co., Ltd.); Woori Capital Advisors Asset Management Co., Ltd.; Woori Investment Trust Management Co., Ltd. (formerly known as Hanvit Investment Trust Management Co., Ltd.) and three special purpose entities (Woori SPC 1st, Woori SPC 2nd and Woori SPC 3rd); all collectively referred to as the “Woori Subsidiaries”. Several of the Woori Subsidiaries also have other subsidiaries of which the Holding Company is now the ultimate financial holding company. The Holding Company, the Woori Subsidiaries and certain consolidated trust accounts (see Note 39) are collectively referred to as the “Company”.

On September 30, 1998, KDIC purchased 95.04% of the outstanding shares of the Commercial Bank of Korea (which was renamed Hanvit Bank) and 95.64% of the outstanding shares of Hanil Bank (which was merged into the Commercial Bank of Korea). On December 29, 2000, the common stock of Woori Bank owned by minority interests was effectively eliminated (see Note 21). On December 29, 2000, KDIC purchased 100% of the shares of Peace Bank, Kwangju Bank and Kyongnam Bank. The KDIC purchased these shares by issuing KDIC bonds to the respective banks.

On November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupted merchant banking corporations.

On December 17, 2002, Woori Securities Co., Ltd. purchased its own shares as treasury stock, which caused the ownership percentage of the Holding Company to increase from 40% to 50.2%. The increase in ownership interest was recorded as a capital transaction at fair value and the assets and liabilities of Woori Securities Co., Ltd. have been included in the consolidated financial statements as of December 31, 2002.

Upon the legal establishment of the Holding Company on March 27, 2001, KDIC transferred all its shares of the five subsidiaries to the Holding Company in exchange for the shares of the Holding Company and KDIC became the sole owner of the Holding Company. On June 24, 2002, the Holding Company listed its shares on the Korea Stock Exchange through a public offering, which included 36 million new shares and 54 million previously issued shares. As a result of the public offering and the exercise of stock warrants, the ownership percentage of KDIC as of December 31, 2002 is 87.7%.

Risks and uncertainties

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

Basis of presentation and consolidation

The Company maintains its accounts in accordance with accounting principles and practices employed by financial institutions and other enterprises in the Republic of Korea, whereas the accompanying consolidated financial statements reflect certain adjustments not recorded on the Company’s books, to present these statements in accordance with accounting principle generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements of the Company include the accounts of Woori Finance Holdings Co., Ltd. and its predecessor banks acquired by the KDIC. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock. The consolidated financial statements also include the accounts of 26 special purpose entities in which the majority owner has only a nominal capital investment (see Note 39) and the guaranteed trust accounts as discussed in Note 41. All significant intercompany transactions and balances have been eliminated in the consolidation. The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and for which it has significant influence over operating and financial decisions using the equity method and these investments are reported in other investment assets.

Any gain or loss resulting from changes in equity of consolidated and equity investees is recorded in “Additional paid in capital”. Such changes result from changes in the equity accounts of equity method investees and the sale of minority interest in consolidated investees. The Company’s equity interest in the earnings of the equity method investees and gains and losses realized on disposition of investments are reported in “Other non-interest income or expenses”.

Purchase accounting and deficit equity

The purchase of a controlling interest in the banks described above constitutes a significant event that warranted a reevaluation of the assets and liabilities of the acquired banks. In valuing the assets and liabilities of the acquired banks, the measurement guidelines of Accounting Principles Board Opinion No. 16 “Business Combinations” were followed, including recognizing the fair value of those identifiable intangibles that could be reliably measured, such as core deposit intangible. The amount resulting from liabilities in excess of identified assets of the acquired banks has been classified as “deficit equity” (which has been presented as a reduction of additional paid-in capital) in accordance with Emerging Issue Task Force (“EITF”) Issue No. 85-41 “Accounting for Savings and Loan Associations under FSLIC Management Consignment Program”. No goodwill was recorded in connection with these transactions. The values assigned represent the new cost basis of the assets.

Use of estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and valuation of financial instruments, deferred tax assets and trading activities such as trading assets and liabilities including derivatives.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, cash items in the process of collection and amounts due from banks and other financial institutions. All such amounts have an original maturity of three months or less.

Restricted cash

Restricted cash is cash and cash equivalents upon which withdrawal restrictions are imposed primarily due to banking regulations and pledges for certain contracts. Restricted cash consists mainly of deposits with the Bank of Korea (“BOK”), which is the central bank in the Republic of Korea. The General Banking Act requires depository institutions to set aside specified amounts of cash as reserves against certain transactions and time deposits. These reserves are held in a non-interest bearing account with the BOK. Regulations permit withdrawal for only short periods and in limited circumstances. Restricted cash also consists of deposits pledged primarily for certain contracts such as derivatives, borrowings and severance benefits payment for employees.

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading liabilities include “short” positions, which are obligations to deliver securities not yet purchased. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the fair value of trading positions as they occur in net trading revenue. Trading assets and liabilities also include derivatives and foreign exchange contracts used for trading purposes that do not qualify for hedge accounting, which the Company carries at fair value. The Company recognizes changes in the fair value of trading derivatives and foreign exchange contracts as they occur in net trading revenue. The fair value of trading securities, derivative instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics or discounted cash flows or the net asset value of the investee.

Transfer of financial assets

The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred asset is received in exchange. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. The Company considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Company and its creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights and obligations to reacquire transferred financial assets. As appropriate, the Company obtains legal opinions supporting the conclusion that any transferred financial assets are isolated beyond the reach of the Company and its creditors.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Resale and repurchase agreements

The Company enters into short-term purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor. When control over the related securities has been surrendered by the transferor, the Company accounts for its resale agreements as purchases of securities with related off-balance sheet forward commitments to resell and accounts for its repurchase agreements as sales of securities with related off-balance sheet forward commitments to repurchase. It is the Company’s policy to take possession of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counter-party and by monitoring collateral value and requiring the counter-party to deposit additional collateral with the Company when deemed necessary.

The amount advanced under resale agreements accounted for as secured lending transactions and the amounts borrowed under repurchase agreements accounted for as secured borrowings transactions are carried on the balance sheet at the amount advanced or borrowed. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively.

Identifiable intangible assets

Identifiable intangible assets consist primarily of core deposit intangible. These assets are recorded at fair value at the date of acquisition and are amortized over the estimated periods to be benefited, generally ranging from 5 to 8 years, on an accelerated basis for the core deposit intangible and the straight-line method for others.

Foreign currency translation

Foreign currency translation represents the effects of translating into Korean Won, the financial position and results of operations of entities located outside of Korea that have a functional currency other than the Korean Won, which is the Company’s functional and reporting currency. Foreign currency translation is recorded as a component of “Accumulated other comprehensive income (loss)” within stockholders’ equity, net of income tax effects. Assets and liabilities are translated into Korean Won at period-end exchange rates, and income and expense items are translated using average rates for the relevant periods.

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transactions dates. Assets and liabilities denominated in foreign currencies are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities, which are recorded as a component of “Accumulated other comprehensive income (loss)”.

Derivatives

The Company uses various derivative instruments outside of its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

On January 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Company’s trading activities. The impact of the early adoption was not material.

Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively.

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current operations. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in current operations.

The Company designates a derivative as held for trading or hedging purpose when it enters into a derivative contract. Derivatives designated as held for trading activities are included in the Company’s trading portfolio with changes in fair value reflected in trading revenue. Derivatives used by the Company do not qualify for hedge accounting under SFAS No. 133 and despite being effective economic hedges, changes in these derivatives are included in trading revenues. All changes in fair values related to derivatives are reflected in current operations.

Available-for-sale securities

Securities not classified as held-to-maturity or trading are designated as securities available for sale. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. Realized gains and losses on the sales of securities are determined using the specific identification method for debt securities and the moving average method for equity securities. Available-for-sale securities are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in “Accumulated other comprehensive income (loss), net of tax”. The declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the state of the Korean economy (domestic securities only). The related write-downs are included in current operations as “Investment securities gain (loss)”.

Held-to-maturity securities

Debt securities for which the Company has the positive ability and intent to hold until maturity are recorded at amortized cost and adjusted for accretion/amortization of discounts and premiums, respectively. Premiums and discounts for debt securities are amortized or accreted, respectively, using the effective interest rate method. The

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in current operations as “Investment securities gain (loss)”.

Other investments

Equity securities without readily determinable fair values and investments in equity securities accounted for under the equity method are classified as other investment assets. Equity securities without readily determinable fair values consist of non-marketable equity securities, restricted stock, and investments in limited partnerships. Those equity securities are recorded using the cost or equity methods of accounting. The cost method is used for those investments in which the Company does not have significant influence over the investees. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-downs of the individual securities to their fair value. The related write-downs are included in current operations as “Investment securities gain (loss)”. The equity method is used for those investments in which the Company has significant influence over the operations and financial policies of the investee. Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss)”.

Loans and leases

Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses, unearned income, loan fees and loan origination costs. Purchased loans are also adjusted for accretion/amortization of discounts and premiums, respectively. Interest on loans is accrued at the effective rate and credited to income based on the principal amount outstanding.

The Company ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. However, the Company continues to accrue interest on past due loans that are fully secured by deposits or on which there are financial guarantees from the Korean government, the KDIC or certain financial institutions. In applying payments on delinquent loans, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

Securities received by the Company involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. If available, quoted market prices are used to determine the fair value of the acquired securities. If quoted market prices are not available for the securities, the discounted expected cash flow method is used by using market interest rate commensurate with the credit quality and duration of the investment. Alternatively, a pricing model or comparison to comparable securities may be used to determine an appropriate fair value. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

The Company provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income, which is recognized using the effective interest method.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Allowance for loan and lease losses

The allowance for loan and lease losses is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in the loan and lease portfolio. The Company’s allowance for loan and lease losses is based on management’s continuing review and evaluation of the loan and lease portfolio and is management’s best estimate of probable losses, which have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan and lease portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance for loan and lease losses is charged against income in the form of a provision for loan and lease losses. Adjustments to the allowance due to changes in measurement of impaired loans and leases are recognized through the provision for loan and lease losses. Loan and lease losses, net of recoveries, are charged directly to the allowance.

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan. The Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Supervisory Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks indicating that companies have exhibited difficulties in making timely payments of principal and interest; and

•	Loans that are “troubled debt restructurings” under U.S. GAAP.

Once a loan is identified as impaired, management measures the loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the loan portfolio, exclusive of leases and smaller balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment.

The allowance for loan losses related to commercial loans that are not deemed to be impaired, consumer loans and credit card loans is established using the expected loss. Expected losses are the product of default probability and loss severity. The Company establishes the expected loss related to corporate loans that the Company does not deem to be impaired based on historical loss experience, which depends on the internal credit rating of the borrower, characteristics of the lending product and relevant collateral. The Company establishes the expected loss related to consumer loans and credit card balances based on historical loss experience generally for a period of one year, which depends on delinquency and collateral.

For loans extended as a result of in-lieu payments made by the Company due to guarantee obligations, the Company records the loan at face value as of the payment date and records an increase to the allowance for loan losses and a decrease in the allowance for guarantees and acceptances based on the excess of the face value over the fair value of the loan. For repurchased loans subject to repurchase obligations, the Company first records the loan at its original face value and determines an allowance for loan loss as the excess of the original face value over the repurchase price. The excess of the net carrying amount over the fair value, if any, is additionally transferred from the allowance for recourse obligations to the allowance for loan losses. Such fair value is determined based on the discounted cash flow method.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Allowance for guarantees and acceptances and repurchase obligations

The allowance for guarantees and acceptances is maintained at a level believed by management to be sufficient to absorb estimated probable losses inherent in these off-balance sheet commitments. The Company analyzes its off-balance sheet legally binding commitments for possible losses associated with such commitments. The Company reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Company will record a liability for other credit exposures in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in “Other liabilities”.

The allowance for repurchase obligations is also maintained at a level believed by management to be sufficient to absorb estimated probable losses, estimated to be the difference between the future repurchase price and the fair value of the repurchased loan.

Non-performing loans

Non-performing loans include loans past due 90 days or more and troubled debt restructurings. The Company also classifies loans as non-performing loans when the debtor enters into a status of default, liquidation, bankruptcy or business discontinuance. Corporate loans are classified as non-performing loans when it is determined that the collection of interest or principal is doubtful.

Deferred loan origination costs

The Company recognizes certain employee and other direct costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. The majority of the deferred fee income relates to annual membership fees related to the credit card business. The deferred fee is amortized over the membership period as income. The Company does not have any significant fee income related to its lending activities. The deferred loan origination costs relate to direct loan origination activities performed by the Company that include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. All other lending-related costs, including costs related to activities performed by the Company for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

Assets and liabilities held for sale and discontinued operations

Certain assets and liabilities of a component including subsidiaries to be disposed of are classified as held for sale in accordance with SFAS No. 144. These assets and liabilities are carried at the lower of aggregate cost or market value; accordingly, a loss is recognized for any initial or subsequent write-down to fair value less cost to sell. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of the Company for current and prior periods presented report the results of operations of the components, including any gain or loss recognized in discontinued operations.

Loans are designated as held for sale when the Company has a positive intent to sell the loans. Loans held for sale include commercial and credit card loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in assets held for sale.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Foreclosed assets

Assets acquired through a loan foreclosure are initially recorded at fair value, less estimated selling costs, at the date of acquisition. After acquisition, such assets are carried at the lower of their carrying amounts or fair values as determined by their estimated public auction price, net of selling costs.

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which the control over the loans and securities has not been surrendered, are accounted for as secured borrowings. The liability for funds received under the related loan and securities sale agreements is included in “Secured borrowings”. Also, amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings”.

Loans and securities provided as collateral

The Company pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the consolidated balance sheets, as the Company retains control of the assets transferred. The Company also pledges securities as collateral, primarily for borrowings structured as a transfer of securities through asset securitization. The Company retains control of the securities and retains them on the balance sheet. Securities pledged against borrowings cannot be sold or re-pledged by the Company. However, the Company has the right to substitute the collateral provided that this is not to the detriment of the creditor.

Premises and equipment

Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements is computed on a straight-line method over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and vehicles is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount. Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and vehicles	3-6 years
Leasehold improvements	1-5 years

All leases entered into by the Company as lessee are operating leases. Amounts due under operating leases are charged to expense on a straight-line basis over the period of the lease. Any payment made to the lessor or by way of penalty for early termination of operating leases is recognized as an expense in the period in which termination takes place.

Other-than-temporary impairment

In connection with the recognition of other-than-temporary impairment, the length of time a security has been below cost has been the primary factor in assessing whether an impairment loss should be recognized. Other than the length of time, the Company also evaluates the financial condition and near term prospects of the issuer,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the issuer or the discontinuance of a segment of the business that may affect the future earnings potential; and considers its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The impairment loss is recorded under “Investment securities gain (loss)”.

The Company follows the guidance in EITF Issue No. 99-20 “Recognition of Interest Income and Impairment in Purchased and Retained Beneficial Interests in Securitized Financial Assets”. If the Company intends to sell a specifically identified beneficial interest classified as available-for-sale at a loss shortly after the balance sheet date whose fair value is less than its carrying amount and the Company does not expect the fair value to recover prior to the expected time of the sale, a write-down for other-than-temporary impairment is recognized in earnings in the period in which the decision to sell is made.

Trust fees and compensation to the trust accounts

The Company receives fees for its management of trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Company also is entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period.

In addition, the Company is liable to compensate trust account holders for losses incurred in certain trust accounts subject to minimum return and principal guarantees. Accounts of such trusts are consolidated in the accompanying consolidated financial statements. The Company recognizes revenues and expenses related to these trusts on an accrual basis when the related interest income and management fees are earned and the interest expense is due to the account holders. See Note 41.

Fees and commission income

Fees and commissions primarily consist of fees from deposit accounts, loan commitments, credit card interchange income and cash advance fees. Such fees are recognized on an accrual basis when the applicable service is provided and earned. Unearned income, including fees for providing guarantees and commercial letter of credits, is initially recorded as other liabilities and is recognized as fee income through the term of the guarantee and letter of credit contract.

Stock-based compensation

The Company accounts for its employee stock-based compensation plans using the fair value method in accordance with SFAS No. 123, “Stock-Based Compensation” and related interpretations. Compensation expense is calculated based on the Black-Scholes model and is charged to salary expense in the consolidated income statements and credited to additional paid-in capital in the consolidated balance sheets over the vesting period. Compensation expense is recognized over the vesting period in which an employee performs the service related to the option awards.

Income tax

In accordance with tax regulations in the Republic of Korea, income tax is calculated for each individual subsidiary legal entity in the group on a standalone basis. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

carrying values for financial reporting purposes. Deferred income tax benefit or expense is then recognized for the changes in deferred tax assets or liabilities between periods. Currently enacted tax rates are used to determine deferred tax amounts.

Deferred tax assets, including the carry-forward of unused tax losses, are recognized to the extent it is more likely than not that the deferred tax assets will be realized. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

With respect to net operating loss carryforwards and differences between the assigned values and the tax bases of the assets and liabilities in entities acquired by the KDIC, the utilization of pre-acquisition net operating loss carryforwards and deductible temporary difference (by eliminating valuation allowance) results in the reduction of the deficit equity recorded at the time of acquisition (See Note 31).

Earnings per common share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s common stock warrants and convertible bonds.

2.    Recent Accounting Pronouncements

FASB Statement (SFAS) No. 146—“Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146—“Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force Issue No. 94-3—“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain Costs Incurred in a Restructuring)”. The Board decided to address the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Issue 94-3 that did not meet the definition of a liability in FASB Concepts Statement No. 6—“Elements of Financial Statements”. The provisions of this Statement shall be effective for exit or disposal activities initiated after December 31, 2002. The Company believes that the implementation of this statement will not have a significant effect on its financial position or results of operations.

FASB Interpretation (FIN) No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective and have been included in these financial statements for the year ended December 31, 2002 (see Note 36). The Company adopted the interpretation on January 1, 2003 and the effect was immaterial.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

FASB Interpretation (FIN) No. 46—“Consolidation of Variable Interest Entities”

On January 17, 2003, the FASB issued Interpretation No. 46—“Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities.” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. Under FIN No. 46, variable interest entities created after January 31, 2003 must be consolidated immediately, while variable interest entities that existed prior to February 1, 2003 must be consolidated as of July 1, 2003. The Company has not yet completed its analysis of the impact of FIN No. 46 on its financial position and results of operations. With respect to certain securitizations of non-performing loans, it is reasonably possible that it will either disclose information about variable interest entities for which it holds a significant beneficial interest or it will be the primary beneficiary and therefore be required to consolidate them. Such securitization-related entities had assets totaling approximately 168,751 million Won as of December 31, 2002. With respect to the Company’s involvement in these entities, the Company’s maximum exposure to loss was approximately 49,827 million Won as of December 31, 2002 (see Note 11).

FASB Statement (SFAS) No. 149—“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 30, 2003, the FASB issued Statement No. 149—“Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company is still evaluating the impact of the adoption of this statement, but does not believe that the impact will be significant.

FASB Statement (SFAS) No. 150—“Accounting for Financial Instruments with Characteristics of both Liabilities and Equity”

In May 15, 2003, the FASB has issued Statement No. 150—“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities in statements of financial position. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is still evaluating the impact of this statement, but does not believe that the impact will be significant.

3.    Acquisition of Kyongnam Bank, Kwangju Bank and Woori Card

As discussed in Note 1, on December 29, 2000, KDIC acquired 100% of the outstanding shares of Woori Card (formerly Peace Bank), Kwangju Bank and Kyongnam Bank. The assets and liabilities of each invested bank were recorded at fair value and the amount resulting from liabilities in excess of identified assets, including core deposit intangible, was classified as deficit equity.

	Korean Won (in millions)
	Kyongnam Bank	Kwangju Bank	Woori Card	Total
Fair value of net assets	24,631	(137,862)	(80,829)	(194,060)
Core deposit intangible	123,188	116,389	31,119	270,696
Deficit equity	111,181	191,873	322,710	625,764

Total purchase price	259,000	170,400	273,000	702,400

The following unaudited pro forma consolidated summary of operations for the year ended December 31, 2000 presents information of the Company as if the transaction had occurred on January 1, 2000. Basic earnings per share (“EPS”) are calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. As disclosed in Note 32, although the Holding Company was established on March 27, 2001, for the purpose of computing EPS, shares issued on the inception date of the Holding Company have been deemed to be outstanding since January 1, 2000 (See Note 1).

Korean Won (unaudited)
(in millions, except share data)
Total interest and dividend income	7,134,029
Net loss	1,045,726
Basic net loss per share	1,438

These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations, which actually would have resulted had the acquisition occurred as of January 1, 2000 or the future results of operations of the Company.

4.    Transfers of Financial Assets

In fiscal years 1997, 1998 and 1999, the Company sold certain non-performing loans to the Korea Asset Management Corporation (“KAMCO”). The sales agreements allow KAMCO to obligate the Company to repurchase certain loans. Such loans amounted to 2,348,992 million Won, 1,190,200 million Won and 813,012 million Won as of December 31, 2000, 2001 and 2002, respectively. As of December 31, 2000, 2001 and 2002, the Company has recorded a liability of 684,182 million Won, 388,272 million Won and 368,605 million Won, respectively, representing its estimated recourse obligation under the sales agreements.

KAMCO is a government entity established to purchase, manage and dispose of non-performing assets in the Korean financial sector. Its purpose is to minimize restructuring costs within the Korean financial sector, maximize the recovery of non-performing assets and restore soundness to the Korean financial sector. Sales to KAMCO have been recorded as “true sales” based on the following criteria of SFAS 140: 1) the sold loans have been isolated from the Company, 2) KAMCO has the right to pledge or exchange the loans and 3) the Company does not maintain effective control over the loans.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

5.    Restricted Cash

The following table presents the restricted cash as of December 31:

	Korean Won (in millions)
	2000	2001	2002
Reserve deposits with the Bank of Korea	833,957	1,067,061	2,296,595
Deposits with Hanareum Banking Corporation	74,528	28,115	—
Pledged deposits
Deposits for severance payments	148,747	27,752	79,944
Deposits related to derivatives contracts	771,552	326,039	135,953
Deposits for guarantee of payment for secured borrowings	90,000	373,766	447,126
Other	56,190	71,977	116,290

Total restricted cash	1,974,974	1,894,710	3,075,908

The reserve deposits with the BOK represent amounts required under the General Banking Act for payment of deposits.

The deposits for severance payments are placed with group severance benefit insurance plans at four Korean insurance companies. Although the Company intends to use these deposits to pay severance benefits, they may be withdrawn and used for general corporate purposes. The Korean tax law requires any withdrawals of such severance deposits used for a purpose other than severance payments to be included in taxable income.

The deposits with Hanareum Banking Corporation had originally been made with troubled merchant banks whose assets and liabilities were purchased and assumed by Hanareum Banking Corporation. Hanareum Banking Corporation calculates interests based on the monthly Public Fund Prime Rate published by the Korean government and adds the interest to the principal. The deposits with Hanareum Banking Corporation are protected by the Depositor Protection Act. The Company has made deposits in relation to derivatives contracts. These deposits are generally restricted until the related derivatives contracts expire.

The Company made deposits with Kookmin Bank as collateral for senior collateralized loan obligations.

6.    Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	Korean Won (in millions)
	2000	2001	2002
Call loans	302,217	809,706	604,896
Securities purchased under resale arrangements	1,830,000	2,763,140	24,450

Total	2,132,217	3,572,846	629,346

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

7.    Trading Assets and Liabilities

The following table presents trading assets and liabilities as of December 31:

	Korean Won (in millions)
	2000	2001	2002
Trading assets:
Debt securities
Korean treasury and government agencies	1,252,758	2,179,093	1,601,146
Corporate	1,033,036	916,738	720,457
Financial institutions	249,725	342,692	531,993
Equity securities	10,666	120,358	178,574
Beneficiary certificates	740,780	362,185	398,894

Total debt and equity instruments	3,286,965	3,921,066	3,431,064

Foreign exchange spot contracts	815	1,526	715
Derivative instruments
Exchange rate derivatives	130,047	60,345	106,818
Interest rate derivatives	87,577	141,772	233,270
Credit derivatives	—	47	366
Equity derivatives	—	5,178	17,794

Total derivative instruments and foreign exchange contracts	218,439	208,868	358,963

Total trading assets	3,505,404	4,129,934	3,790,027

Trading liabilities:
Foreign exchange spot contracts	1,637	3,078	2,600
Derivative instruments
Exchange rate derivatives	196,049	57,348	151,952
Interest rate derivatives	101,053	68,891	148,670
Credit derivatives	22,253	18,908	12,977
Equity derivatives	—	—	5,956

Total trading liabilities	320,992	148,225	322,155

8.    Trading Revenue (Loss), net

The following table presents net trading related revenue for the years ended December 31, 2000, 2001 and 2002:

	Korean Won (in millions)
	2000	2001	2002
Debt securities	111,872	(197,821)	104,634
Equity securities	(94,313)	(23,978)	(38,667)
Beneficiary certificates	(82,903)	42,581	15,111
Foreign exchange contracts	100,752	126,839	115,811
Derivative instruments	48,487	119,781	68,317

Total net trading related revenue (loss)	83,895	67,402	265,206

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

For the years ended December 31, 2000, 2001 and 2002, net unrealized holding gains (losses) on trading securities of 83,798 million Won, (190,174) million Won and (71,478) million Won, respectively, were included in net trading revenue (loss).

9.    Securities

As of December 31, 2000, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	4,216,525	58,122	(4,123)	4,270,524
Corporate	2,000,458	96,279	(23,752)	2,072,985
Financial institutions	365,874	33,949	(6,895)	392,928
Foreign governments	141,216	38,470	—	179,686
Equity securities	229,446	4,397	(24,976)	208,867
Beneficiary certificates	1,078,637	38,902	(10,010)	1,107,529

Total available-for-sale securities	8,032,156	270,119	(69,756)	8,232,519

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	9,985,270	505,511	(19,455)	10,471,326
Corporate	760,866	4,193	(332)	764,727
Financial institutions	966,088	5,728	(22,907)	948,909
Foreign governments	1,099	—	(11)	1,088

Total held-to-maturity securities	11,713,323	515,432	(42,705)	12,186,050

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

As of December 31, 2001, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	5,223,959	93,845	(42,152)	5,275,652
Corporate	1,256,397	67,585	(3,614)	1,320,368
Financial institutions	750,253	36,940	(4,864)	782,329
Foreign governments	67,573	13,664	—	81,237
Equity securities	270,623	37,089	(6,658)	301,054
Beneficiary certificates	979,161	81,849	(1,355)	1,059,655

Total available-for-sale securities	8,547,966	330,972	(58,643)	8,820,295

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	10,197,350	607,089	(22,766)	10,781,673
Corporate	418,679	3,934	(453)	422,160
Financial institutions	580,819	10,067	(976)	589,910
Foreign governments	5,024	58	—	5,082

Total held-to-maturity securities	11,201,872	621,148	(24,195)	11,798,825

As of December 31, 2002, the amortized cost and estimated fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related unrealized gains and losses were as follows:

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Debt securities
Korean treasury and government agencies	6,410,184	75,932	(23,658)	6,462,458
Corporate	1,261,684	48,310	(20,780)	1,289,214
Financial institutions	1,714,234	19,904	(24,861)	1,709,277
Foreign governments	133,259	20,637	(2,712)	151,184
Equity securities	220,674	13,519	(16,991)	217,202
Beneficiary certificates	1,025,952	11,989	(21,045)	1,016,896

Total available-for-sale securities	10,765,987	190,291	(110,047)	10,846,231

Held-to-maturity securities:
Debt securities
Korean treasury and government agencies	8,912,877	525,406	(32,579)	9,405,704
Corporate	367,257	15,721	(11,550)	371,428
Financial institutions	659,938	340	(9,909)	650,369
Foreign governments	19,184	930	—	20,114

Total held-to-maturity securities	9,959,256	542,397	(54,038)	10,447,615

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Bank of Korea (“BOK”), the Korea Development Bank (“KDB”), and Korea Asset Management Corporation (“KAMCO”) are financial institutions owned and controlled by the Korean government. Monetary Stabilization Bonds (“MSB”) were issued by BOK and included in Korean treasury and government agencies, and Industrial Financial Debentures (“IFD”) were issued by KDB and are included in financial institutions. NPA Management Fund Bonds (“NMF”), issued by KAMCO are included in Korean treasury and government agencies. MSB, IFD, and NMF as of December 31, 2000, 2001 and 2002 are summarized below.

	Korean Won (in millions)
	2000		2001		2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Monetary Stabilization Bonds
Available-for-sale securities	1,386,033	1,389,176	2,345,054	2,346,037	2,802,999	2,811,584
Held-to-maturity securities	372,957	373,618	494,249	494,841	107,128	104,315

Total	1,758,990	1,762,794	2,839,303	2,840,878	2,910,127	2,915,899

Industrial Financial Debentures
Available-for-sale securities	144,395	144,940	181,110	182,308	375,512	376,474
Held-to-maturity securities	546,552	550,158	443,338	451,070	207,933	205,633

Total	690,947	695,098	624,448	633,378	583,445	582,107

NPA Management Fund Bonds
Available-for-sale securities	429,679	431,386	209,429	217,186	152,793	153,450
Held-to-maturity securities	1,201,656	1,273,504	745,275	788,909	711,369	730,337

Total	1,631,335	1,704,890	954,704	1,006,095	864,162	883,787

For the years ended December 31, 2000, 2001 and 2002, the Company recognized impairment losses of 454,225 million Won, 447,366 million Won and 248,909 million Won, respectively, including impairment losses on other investment assets, where decreases in values were deemed to be other-than-temporary. Any deterioration in the Korean economy or in specific situations of the counter-party to the security, could adversely affect the fair value of these securities held by the Company.

For the years ended December 31, 2000, 2001 and 2002, proceeds from sales of available-for-sale securities amounted to 1,486,724 million Won, 5,691,137 million Won and 1,927,072 million Won, respectively. For the years ended December 31, 2000, 2001 and 2002, the gross realized gains amounted to 272,078 million Won, 264,056 million Won and 397,594 million Won, respectively, and the gross realized losses amounted to 54,759 million Won, 125,681 million Won and 146,669 million Won, respectively.

The amortized cost and estimated fair value of the Company’s available-for-sale debt securities and held-to-maturity debt securities as of December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won (in millions)
	Available-for-sale securities		Held-to-maturity securities
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	3,570,692	3,615,015	1,794,116	1,816,549
Due after one year through five years	4,290,803	4,309,031	7,859,067	8,332,580
Due after five years through ten years	1,593,363	1,624,176	283,165	283,763
Due after ten years	64,503	63,911	22,908	14,723

Total	9,519,361	9,612,133	9,959,256	10,447,615

As discussed in Note 1, certain Woori Subsidiaries issued common shares to KDIC in exchange for KDIC bonds. Woori Subsidiaries have also purchased additional KDIC bonds for trading purposes. The KDIC bonds have readily determinable market prices and the use by the Company is not restricted. The details of KDIC bonds as of December 31, 2000, 2001 and 2002 are summarized below.

	Korean Won (in millions)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
As of December 31, 2000:
Trading securities	318,751	2,115	(26)	320,840
Available-for-sale securities	1,735,800	30,362	(3,623)	1,762,539
Held-to-maturity securities	5,711,075	322,136	(53,614)	5,979,597

Total KDIC bonds	7,765,626	354,613	(57,263)	8,062,976

As of December 31, 2001:
Trading securities	616,414	1,188	(5,545)	612,057
Available-for-sale securities	1,699,562	59,464	(27,997)	1,731,029
Held-to-maturity securities	5,848,936	437,468	—	6,286,404

Total KDIC bonds	8,164,912	498,120	(33,542)	8,629,490

As of December 31, 2002:
Trading securities	422,888	2,010	(3,897)	421,001
Available-for-sale securities	2,415,569	49,610	(15,848)	2,449,331
Held-to-maturity securities	6,040,184	386,581	(1,423)	6,425,342

Total KDIC bonds	8,878,641	438,201	(21,168)	9,295,674

Gross unrealized gain and loss on trading securities are included in “Trading revenue, net”.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Interest income from KDIC bonds for each of the three years in the period ended December 31, 2002 is as follows:

	Korean Won (in millions)
	2000	2001	2002
Interest income:
Trading securities	10,487	31,474	30,143
Available-for-sale securities	30,024	64,774	99,968
Held-to-maturity securities	344,668	488,334	504,313

Total interest income	385,179	584,582	634,424

Carrying values of securities pledged in relation to repurchase agreements, borrowing transactions, margin for futures contracts and asset securitizations as of December 31, 2000, 2001, and 2002 are 7,444,823 million Won, 8,695,775 million Won, and 7,825,224 million Won, respectively (see Note 36).

10.    Other Investment Assets

The following table presents other investment assets as of December 31:

	Korean Won (in millions)
	2000	2001	2002
Investments in affiliates	256,115	228,052	162,081
Restricted stock	52,047	423,469	263,509
Non-marketable equity securities	210,547	244,537	294,237
Limited partnerships	13,138	15,370	11,452

Total other investment assets	531,847	911,428	731,279

The equity method is used for those investments in which the Company has significant influence over the operations and financial policies of the investee (”affiliates”). Under the equity method, the Company records its equity ownership share of the net income or loss of the investee in “Investment securities gain (loss)”.

Investments in limited partnerships are accounted for under either the cost method or the equity method. The equity method is used if the limited partnership interest in the partnership is greater than 3% to 5%. For the remaining limited partnership investments, the cost method is applied pursuant to EITF Topic D-46 “Accounting for Limited Partnership Investments.”

Restricted stock whose original period of restriction on disposition is more than one year from its acquisition through debt-to-equity conversion is reclassified into available-for-sale securities when its restriction on disposition is lifted or when the remaining period of the restriction becomes less than one year. The cost method is used for restricted stock. Under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value, which results in write-down. The fair value of restricted stock is estimated by discounting the fair value of the identical stock without restriction.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

11.    Securitization of Non-performing Loans

As discussed in Note 12, the Company sold certain non-performing corporate loans with an aggregate principal balance of 1,341,099 million Won and retained certain interests in those loans. These retained interests in the securitized loans are in the form of investments in bonds and equity securities. Equity securities represent equity interests the Company holds in the joint ventures to which these non-performing loans were sold and our proportional share of assets left in the joint ventures once bondholders are repaid. The investments in bonds are classified as available-for-sale securities and the equity investments are accounted for using the equity method. The details of bonds and equity investments, which total 49,827 million Won, which the Company holds as of December 31, 2002 are summarized as follows.

	Korean Won (in millions)
	Bonds			Equity investments
Issuer	Carrying value	Annual interest rate	Maturity	Carrying value	Acquisition date
Woori LB 1st Securitization Specialty	5,786	9%	2006.09.27	10,019	2002.09.27
Woori LB 2nd Securitization Specialty	4,110	9%	2006.12.20	658	2002.12.20
Woori LB 3rd Securitization Specialty	12,330	9%	2006.12.20	2,003	2002.12.20
Woori LB 4th Securitization Specialty	12,840	9%	2006.12.20	2,081	2002.12.20

	35,066			14,761

With respect to these transactions, the Company received 118,930 million Won as consideration in exchange for the sold loans. No gain or loss was recognized on the sales since the loans were carried at fair value prior to the sales. The cash flows from the investments in bonds and investments in equity in 2002 were 8,791 million Won and none, respectively. As discussed in Note 36, Woori Capital Advisors Asset Management Co., Ltd., a subsidiary of the Company, performs asset management services for these special purpose vehicles. Cash flows from providing such services in 2002 were 642 million Won. The order of claim of the cash flows from the underlying assets is first, to pay any corporate tax, second, to pay the management fee, third, to pay the holders of the bonds, and then to other miscellaneous items and to pay the holders of the equity interests. As the securitized loans originally consisted of non-performing loans, the principal balance of 1,216,263 million Won as of December 31, 2002 is considered to be all delinquent. The amount of credit losses recognized prior to sale during 2002 was 101,610 million Won. The Company has not recognized credit losses subsequent to the sales.

The Company determines the fair value of the bonds and equity investments using the present value of future cash flows taking into consideration the priority of payments. The cash flows from the bonds and equity investments represent the Company’s interest in the special purpose vehicle. As of December 31, 2002, the fair value of these bonds and equity securities was 35,066 million Won and 16,192 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The key economic assumptions used in estimating the fair value of retained interests at the time of securitization, the key economic assumptions used to value retained interests and the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions at December 31, 2002 are as follows:

	Key assumptions		Korean Won (in millions)
	As of securitization	As of December 31, 2002	10%	20%
Adverse change in collection ratio (1)	15.72%	15.76%	(4,518)	(7,603)
Adverse change in weighted average life	1.1 years	1.1 years	(898)	(1,773)
Adverse change in weighted discount rate	11.7%	11.5%	(954)	(1,856)

(1)	Represents the collection ratio of the loans sold, which is calculated as the ratio of the estimated recovery amount over original principal of the securitized loan. The loans sold were all classified as non-performing loans prior to 2002 and represent unsecured loans with low credit quality. Accordingly, the estimated recovery amounts are relatively low. As a result of applying the Company’s normal process of determining the proper level of allowance for loan losses applicable to these loans prior to sale, a relatively high allowance was recorded for these loans.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

12.    Loans

The composition of the loan portfolio as of December 31, 2000, 2001 and 2002 is summarized as follows:

	Korean Won (in millions)
	2000	2001	2002
Domestic
Commercial:
Commercial and industrial	24,832,123	25,362,551	33,716,778
Lease financing	931,318	630,391	309,601
Trade financing	7,956,377	6,048,318	6,562,473
Other commercial (1)	9,563,795	5,811,647	5,465,758
Consumer:
Mortgage and home equity loans	1,179,777	1,146,820	2,450,890
Other consumer (2)	8,600,669	14,026,216	23,314,990
Credit cards	3,593,284	5,291,623	6,418,068

Subtotal	56,657,343	58,317,566	78,238,558

Foreign
Commercial:
Commercial and industrial	3,324,966	1,820,959	1,810,768
Trade financing	53,982	976,413	96,261
Consumer:
Other consumer	49,689	76,666	79,944

Subtotal	3,428,637	2,874,038	1,986,973

Gross loans	60,085,980	61,191,604	80,225,531
Deferred origination costs	37,314	44,603	68,753
Less: Unearned income	(133,523)	(95,626)	(39,366)
Less: Allowance for loan losses	(6,457,194)	(4,323,407)	(3,770,356)

Total loans, net (3)(4)	53,532,577	56,817,174	76,484,562

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

(1)	Other commercial loans include bills bought in foreign currency and overdrafts.
(2)	Other consumer loans primarily consist of general household loans including personal overdrafts and loans with principal due at maturity.
(3)	The figures above do not include 54,002 million Won of loans classified as loans held for sale at December 31, 2002, which are included in assets held for sale. There were no such loans held for sale at the end of 2000 and 2001.
(4)	Including pledged loans of 2,134,370 million Won, 4,338,584 million Won, and 3,822,179 million Won as of December 31, 2000, 2001, and 2002.

The Company and Lehman Brothers HY Opportunity Korea, Inc. (“LBHY Korea”) entered into a Loan Sale Agreement for the purpose of disposing of non-performing loans with an aggregate principal balance of 1,341,099 million Won by securitization, which were held by Woori 1st Asset Securitization Specialty Co. Ltd., Woori 2nd Asset Securitization Specialty Co. Ltd., Woori 3rd Asset Securitization Specialty Co. Ltd. and Woori Investment Bank. Also on November 30, 2002 and on December 13, 2002, the Company entered into loan sale agreements with Salomon Smith Barney Inc. and Jinheung Savings Bank Inc., respectively. In connection with these agreements, no interests in the loans were retained by the Company. The sale price was settled by open bidding and those transactions were closed in February 2003. 54,002 million Won of those loans disposed are classified as loans held for sale and are included in assets held for sale as of December 31, 2002. No gain or loss was recorded in connection with the sale.

During 2002, the Company received marketable equity securities having a fair value of 164,270 million Won (2001: 192,022 million Won of convertible debt securities and 237,381 million Won of marketable equity securities and 2000: 1,462 million Won of convertible debt securities and 67,512 million Won of marketable equity securities) through restructuring of 44 loans (2001: 49 loans and 2000: 24 loans) having an aggregate net book value of 280,061 million Won (2001: 704,230 million Won and 2000: 190,865 million Won). In 2002, the Company recognized aggregate charge-offs of 115,791 million Won (2001: 274,827 million Won and 2000: 121,891 million Won) related to these transactions.

The following table sets forth information about the Company’s impaired loans as of December 31, 2000, 2001 and 2002. Impaired loans are those which the Company believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan.

	Korean Won (in millions)
	2000	2001	2002
Impaired loans with an allowance	11,890,638	9,087,503	6,002,467
Impaired loans without an allowance	65,403	34,835	259,098

Total impaired loans	11,956,041	9,122,338	6,261,565

Allowance for impaired loans	(5,827,327)	(3,817,888)	(2,597,369)
Average balance of impaired loans during the year	12,292,710	10,208,370	8,055,634
Interest income recognized on impaired loans during the year (1)(2)	574,504	653,223	319,704

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of 298,965 million Won, 257,400 million Won and 377,381 million Won would have been recorded in 2000, 2001 and 2002, respectively.
(2)	Of this amount, 53,506 million Won, 157,297 million Won and 98,098 million Won as of December 31, 2000, 2001 and 2002, respectively, relate to troubled debt restructurings.

As of December 31, 2000, 2001 and 2002, the Company had non-accrual loans of 3,335,404 million Won, 3,789,910 million Won and 4,495,718 million Won, respectively. Had interest on these loans been accrued, such interest would have amounted to 470,711 million Won, 646,493 million Won and 581,595 million Won for 2000, 2001 and 2002, respectively. Interest income, which is recognized on a cash-basis, related to non-accrual loans for the years ended December 31, 2000, 2001 and 2002 was 164,596 million Won, 343,429 million Won and 196,728 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

As discussed in Note 1, unstable economic conditions in the Korean economy may continue to have a negative effect on the debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of the unstable trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s financial statements.

The changes in the allowance for credit losses for the years ended December 31, 2000, 2001 and 2002 are summarized below.

	Korean Won (in millions)
	2000				2001
	Loans (1)	Guarantees & Acceptances (2)	Repurchase Obligation (2)(6)	Total	Loans (1)	Guarantees & Acceptances (2)	Repurchase Obligation (2)(6)	Total
Allowance at January 1	4,971,472	1,177,868	1,020,554	7,169,894	6,457,194	1,041,211	684,182	8,182,587
Provisions for credit losses	1,434,101	(239,446)	(65,176)	1,129,479	1,113,768	(158,699)	18,426	973,495
Allowance relating to loans repurchased	631,142	—	(271,196)	359,946	497,066	—	(314,336)	182,730
Allowance relating to guarantees and acceptances transferred to loans	95,660	(95,660)	—	—	315,824	(315,824)	—	—
Allowance relating to acquisition of Kyongnam, Woori Card, Kwangju and Woori Securities, etc.	1,960,177	220,475	—	2,180,652	—	—	—	—
Charge-offs (5)	(2,797,119)	—	—	(2,797,119)	(4,075,984)	—	—	(4,075,984)
Recoveries	149,709	—	—	149,709	24,751	—	—	24,751
Foreign exchange translation adjustment	12,052	—	—	12,052	(9,212)	—	—	(9,212)
Allowance relating to loans transferred to assets held for sale (3)	—	—	—	—	—	—	—	—
Others (4)	—	(22,026)	—	(22,026)	—	(42,726)	—	(42,726)

Allowance at December 31	6,457,194	1,041,211	684,182	8,182,587	4,323,407	523,962	388,272	5,235,641

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won (in millions)
	2002
	Loans (1)	Guarantees & Acceptances (2)	Repurchase Obligation (2)(6)	Total
Allowance at January 1	4,323,407	523,962	388,272	5,235,641
Provisions for credit losses	1,247,350	106,170	62,132	1,415,652
Allowance relating to loans repurchased	153,698	—	(81,799)	71,899
Allowance relating to guarantees and acceptances transferred to loans	168,286	(168,286)	—	—
Allowance relating to acquisition of Kyongnam, Woori Card, Kwangju and Woori Securities, etc.	43,335	—	—	43,335
Charge-offs (5)	(2,419,771)	—	—	(2,419,771)
Recoveries	383,137	—	—	383,137
Foreign exchange translation adjustment	11,540	—	—	11,540
Allowance relating to loans transferred to assets held for sale (3)	(140,626)	—	—	(140,626)
Others (4)	—	65,495	—	65,495

Allowance at December 31	3,770,356	527,341	368,605	4,666,302

(1)	Loans held for sale are not subject to this reserve process.
(2)	The allowance for guarantees and acceptances and the allowance for repurchase obligations are included in “Other liabilities”.
(3)	Represents the allowance for credit losses on the loans reclassified to loans held for sale.
(4)	Represents adjustments related to foreign currency translation of guarantees and acceptances which were issued in foreign currencies and are managed in those foreign currencies. Such adjustments increase or decrease from year to year based on foreign currency fluctuations.
(5)	When a loan is sold, the related allowance for loan losses is written off at the date of sale. Charge-offs include 236,939 million Won, 626,171 million Won, and 964,274 million Won of allowance for loan losses written off relating to sale of loans in the year of 2000, 2001, and 2002, respectively.
(6)	When the transferor regains control over the transferred loans sold, the Company re-estimates the value of the repurchased loan based on the discounted cash flow method.

13.    Direct Financing Leases

The Company originates direct financing leases on certain machinery, computers and various other equipment for customers in a variety of industries throughout Korea. Income attributable to the leases is initially recorded as unearned income and subsequently recognized as finance income using the effective interest method, over the term of the leases. Residual values are generally guaranteed by the lessee. The terms of the leases are generally from 3 to 7 years. The components of the net investment in direct financing leases as of December 31, 2000, 2001 and 2002, which are included in “Loans”, are summarized as follows.

	Korean Won (in millions)
	2000	2001	2002
Gross lease payments receivable	931,318	630,391	309,601
Unearned income	(133,523)	(95,626)	(39,366)

Total	797,795	534,765	270,235

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The scheduled maturities of minimum lease payments as of December 31, 2002, expressed as a percentage of the total, are approximately as follows:

Within 12 months	36.81%
13 to 24 months	24.35%
25 to 36 months	16.85%
37 to 48 months	13.00%
After 48 months	8.99%

100.00%

14.    Premises and Equipment

Premises and equipment as of December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)
	2000	2001	2002
Land	1,296,202	1,221,292	1,201,046
Building	929,443	908,982	915,348
Equipment and furniture	685,629	750,003	675,561
Leasehold improvements	83,746	84,244	92,992
Construction in progress	2,769	1,718	4,107
Operating lease assets	16,333	14,458	13,472

Total	3,014,122	2,980,697	2,902,526
Less: Accumulated depreciation and amortization	(693,476)	(785,976)	(654,101)

Premises and equipment, net	2,320,646	2,194,721	2,248,425

The Company incurred depreciation expense on its buildings, equipment, furniture and leasehold improvements of 110,714 million Won, 148,095 million Won and 111,621 million Won for the years ended December 31, 2000, 2001 and 2002, respectively.

15.    Other Assets

Other assets as of December 31, 2000, 2001 and 2002 consisted of the following.

	Korean Won (in millions)
	2000	2001	2002
KDIC receivable	1,913,769	708,075	648,777
Other accounts receivable	766,617	204,878	198,408
Domestic exchange settlements debits	515,338	942,419	841,178
Security deposits	840,492	856,638	909,542
Core deposit intangible	472,102	281,674	168,133
Prepaid expenses	97,112	38,478	39,974
Prepaid corporate income tax	3,529	215,483	200,090
Other (1)	237,221	227,394	220,293

Total	4,846,180	3,475,039	3,226,395

(1)	Including pledged assets of 227,391 million Won, 94,764 million Won, and 32,718 million Won as of December 31, 2000, 2001, and 2002.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

KDIC receivable is related to assets and liabilities transferred to Woori Investment Bank from four bankrupted merchant banks pursuant to a contract arranged between the Financial Supervisory Commission and Woori Investment Bank. Core deposit intangible is an asset with finite useful life; which the Company amortizes using an accelerated method (declining balance method) over the estimated periods to be benefited. The amortization schedule of core deposit intangible for the remaining periods is as follows:

	2003	2004	2005	2006	2007	2008	Total
Core deposit intangible	67,732	40,423	25,687	23,114	6,706	4,471	168,133

Amortization expense is included in “Depreciation and amortization expense”.

16.    Deposits

Deposits as of December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)			Weighted average rate paid for 2002
	2000	2001	2002
Interest-bearing deposits:
Interest-bearing demand deposits	14,316,145	18,533,271	20,650,173	0.82%
Savings deposits	5,516,813	6,742,345	7,718,333	3.60%
Certificate of deposit accounts	1,821,903	782,108	437,994	4.78%
Other time deposits	38,684,145	38,614,312	45,358,331	5.07%
Mutual installment deposits	672,998	857,484	1,039,684	7.66%

Gross interest-bearing deposits	61,012,004	65,529,520	75,204,515
Less: Discount	(23,396)	(18,171)	(14,017)

	60,988,608	65,511,349	75,190,498
Non-interest-bearing deposits:
Demand accounts	4,537,518	3,581,525	3,407,615

Total deposits	65,526,126	69,092,874	78,598,113	3.71%

Mutual installment deposits include interest-bearing accounts offered by the Company, which enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Company. Prior to qualifying for a loan, a customer must make the required monthly deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from the Company, but loan amounts and terms are not as favorable as those associated with a loan request made after completing the deposit contract term.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The contractual schedule of maturities of certificate of deposits, other time deposits and mutual installment deposits as of December 31, 2002 was as follows.

Amounts
Due in 2003	42,193,934
Due in 2004	2,357,035
Due in 2005	803,002
Due in 2006	194,468
Due in 2007	99,740
Thereafter	1,187,830

Gross total	46,836,009
Less: Discount	(14,017)

46,821,992

The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

17.    Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2000, 2001 and 2002 is presented below.

	Korean Won (in millions)
	2000		2001		2002
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
The Holding Company
Borrowings in local currency	—		310,000	5.86%	300,000	5.88%

Subsidiaries
Borrowings from the BOK	3,619,110	6.66%	1,559,440	4.51%	1,277,889	2.49%
Borrowings in foreign currency	3,977,702	7.64%	4,096,399	6.43%	4,391,124	2.18%
Borrowings from trust accounts	948,438	5.29%	1,641,794	4.68%	777,500	4.06%
Other borrowings	735,387	10.42%	356,589	9.68%	4,579,002	6.66%

Subtotal	9,280,637	7.38%	7,654,222	6.60%	11,025,515	3.86%

Total other borrowed funds	9,280,637	7.38%	7,964,222	6.60%	11,325,515	3.91%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year. Certain securities have been pledged as collateral in connection with borrowings from the BOK (see Note 9).

18.    Secured Borrowings

The Company transferred certain non-performing loans, debt securities and other assets to special purpose entities (“SPEs”), which in turn issued beneficial interests collateralized by such loans, debt securities and other assets. In accordance with SFAS No. 140—“Transfers & Servicing of Financial Assets”, these transactions have

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

been accounted for as secured borrowings. As a result, the loans, securities, and other assets collateralizing these borrowings are included in “Loans”, “Trading securities”, “Available-for-sale securities”, or “Other assets”, respectively, and the beneficial interests issued by the SPEs, which pay interest rates ranging from 0.27% to 60.0% per annum, are included in “Secured borrowings”.

A summary of the secured borrowings and relevant collateral as of December 31, 2000, 2001 and 2002 is presented as follows.

				2000
		Annual interest (%)	Maturity	Secured borrowings	Collateral(1)
					Loans	Securities	Other assets(2)
Hanvit Trust 1st ABS	Senior & subordinated collateralized bond obligation	10.2-13.0	2001	131,330	—	37,218	—
Hanvit 2nd ABS	“	8.2-8.9	2002	140,000	703,836	4,088	—
Hanvit 3rd ABS	“	8.0-10.0	2003-2004	115,000	463,782	—	—
Hanvit 4th ABS	“	9.5- 9.5	2001	4,516	141,000	—	—
LSF Hanvit	“	15.0-15.0	2002-2007	30,511	86,234	68	2,014
Hanvit LSP	“	3.9	2002-2003	302,328	436,001	—	—
LSF Peace Holding	“	15.0-15.0	2002-2015	132,982	—	131,627	—
LSF Peace Investment	“	5.6- 6.8	2003-2005	53,296	114,983	—	2,579
Kyongeun 1st ABS	“	8.4- 8.8	2002	85,000	188,534	—	6,219
Securities sold under repurchase agreement in won		3.8- 8.4	2002	1,782,683	—	2,905,087	—
Securities sold under repurchase agreement in foreign currency		0.6-4.1	2002-2004	1,398,267	—	1,945,693	—
Collateralized borrowings in foreign currency		3.0	2002	31,493	—	43,000	—

Gross secured borrowings				4,207,406	2,134,370	5,066,781	10,812
Discount				(595)	—	—	—

Total secured borrowings, net				4,206,811	2,134,370	5,066,781	10,812

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

				2001
		Annual interest (%)	Maturity	Secured borrowings	Collateral(1)
					Loans	Securities	Other assets(2)
Hanvit Trust 1st ABS	Senior & subordinated collateralized bond obligation	10.2-13.0	2001	11,330	—	—	—
Hanvit 2nd ABS	“	8.2-8.9	2002	95,000	546,051	4,049	—
Hanvit 3rd ABS	“	8.0-10.0	2003-2004	130,000	364,877	—	—
Hanvit 5th ABS	“	6.5-7.1	2002-2003	125,000	461,406	884	—
Hanvit 6th ABS	“	7.4-8.0	2002-2003	130,000	89,070	—	—
Hanvit 7th ABS	“	6.2-7.0	2002-2003	155,000	348,738	26,968	—
Hanvit 8th ABS	“	6.5-7.8	2002-2004	120,000	307,717	13,791	—
Hanvit 9th ABS	“	6.9-14.0	2003	115,000	100,000	12,973	—
Hanvit 10th ABS	“	6.1	2003	160,000	367,495	76,743	—
Hanvit 11th ABS	“	5.6-9.0	2002-2004	270,000	560,315	106,814	—
LSF Hanvit	“	15.0	2002-2007	13,088	23,895	6	15,509
CKH	“	5.8-60.0	2002-2003	119,054	117,200	18,584	—
Hanvit LSP	“	3.9	2002-2003	318,263	266,105	182,769	—
Peace 1st ABS	“	5.0-6.3	2002-2004	35,000	83,856	4,114	—
LSF Peace Holding	“	15.0	2002-2015	54,060	—	45,385	—
LSF Peace Investment	“	15.0	2002-2015	30,456	31,873	—	770
Woori Card 1st ABS	“	5.6-6.8	2003-2005	310,000	359,326	—	—
Kyongeun 1st ABS	“	8.4-8.8	2002	45,000	145,125	—	6,219
Kyongeun 2nd ABS	“	6.5-7.8	2002-2004	90,000	165,535	9,555	13,855
Securities sold under repurchase agreement in won		3.8-8.4	2002	1,234,260	—	2,209,707	—
Securities sold under repurchase agreement in foreign currency		0.6-4.1	2002-2004	1,315,465	—	1,748,964	—
Collateralized borrowings in foreign currency		3.0	2002	39,783	—	48,153	—

Gross secured borrowings				4,915,759	4,338,584	4,509,459	36,353
Discount				(2,022)	—	—	—

Total secured borrowings, net				4,913,737	4,338,584	4,509,459	36,353

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

				2002
		Annual interest (%)	Maturity	Secured borrowings	Collateral (1)
					Loans	Securities	Other assets (2)
Hanvit 3rd ABS	Senior & subordinated collateralized bond obligation	8.8-10.0	2003-2004	80,000	124,951	2,239	—
Hanvit 5th ABS	“	7.1-10.3	2003-2008	120,000	118,483	4,296	—
Hanvit 6th ABS	“	8.0-8.0	2003	60,000	8,484	—	—
Hanvit 7th ABS	“	7.0	2003	95,000	101,033	24,006	—
Hanvit 9th ABS	“	6.9-14.0	2003	115,000	99,219	8,624	—
Hanvit 11th ABS	“	7.2-7.4	2004	49,700	124,040	69,031	—
LSF Hanvit	“	15.0	2003-2007	11,619	4,311	—	3,658
CKH	“	10.0-60.0	2003	9,054	17,363	8,799	—
Hanvit LSP	“	3.9	2003	288,096	202,366	104,622	—
Woori Ship Mortgage	“	5.2-7.3	2003-2007	145,000	180,436	—	—
Peace 1st ABS	“	5.7-15.0	2003-2010	18,000	16,715	4,422	—
LSF Peace Holding	“	15.0	2002-2015	20,432	—	13,858	—
LSF Peace Investment	“	15.0	2002-2015	20,647	—	—	8,505
Woori Card 1st ABS	“	5.6-6.8	2003-2005	310,000	369,722	—	—
Woori More 1st ABS	“	5.8-6.1	2004-2005	700,000	1,108,870	—	—
Woori More 2nd ABS	“	5.8-6.1	2004-2005	320,000	418,135	—	—
WCC Consumer	“	2.3-6.6	2003-2007	615,700	897,686	—	—
Kyongeun 2nd ABS	“	7.2-7.8	2003-2004	40,000	30,365	—	6,928
Securities sold under repurchase agreement in won		3.8-7.0	2003	683,204	—	1,429,700	—
Collateralized borrowings in won		7.3-7.5	2005-2007	32,718	—	32,773	—
Securities sold under repurchase agreement in foreign currency		0.3-3.4	2003-2004	865,313	—	1,200,580	—
Collateralized borrowings in foreign currency		0.4-2.3	2003-2004	171,340	—	218,031	—

Gross secured borrowings				4,770,823	3,822,179	3,120,981	19,091
Discount				(15,299)	—	—	—

Total secured borrowings, net				4,755,524	3,822,179	3,120,981	19,091

(1)	Carrying value
(2)	Consists of foreclosed real estate.
(3)	In additional to the above collateral, the SPEs also have cash and cash equivalents and other bank deposits of 212,498 million Won, 879,839 million Won and 1,194,153 million Won as of December 31, 2000, 2001 and 2002, which have been collected from the loans, securities and other assets. Those cash and cash equivalents are to be used to repay the related borrowings.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

19.    Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2000, 2001 and 2002.

	Korean Won (in millions)
	Interest	Maturity	2000	2001	2002
Senior
Holding Company
Won currency
Bonds with warrants	5.0%	2003	—	66,680	66,680
Finance debentures	5.0%-6.9%	2004-2007	—	1,050,000	1,550,000

Sub total			—	1,116,680	1,616,680

Foreign currency
Finance debentures	1.7%-3.2%	2004	—	198,915	331,990
Convertible debenture	0.0%	2005	—	—	62,421

Sub total			—	198,915	394,411

Subsidiaries
Won currency
Notes payable to government funds	2.0%-8.5%	2003-2020	1,555,006	1,694,592	1,769,268
Notes payable to Seoul Municipal Government	1.5%-9.0%	2003-2010	471,772	502,928	541,375
Notes payable to other municipal government	0.0%-8.0%	2003-2016	507,098	568,126	563,630
Notes payable to Industrial Bank of Korea	2.4%-8.6%	2003-2010	344,339	358,877	214,614
Notes payable to other banks	2.0%-6.5%	2003-2015	63,838	145,259	254,880
Notes payable to other financial institutions	6.8%	2003-2004	6,916	5,918	6,394
Finance debentures	5.1%-10.6%	2003-2008	235,637	210,027	2,613,010
Bonds with warrants	12.5%-15.0%	2004-2049	614,975	591,949	591,949

Sub total			3,799,581	4,077,676	6,555,120

Foreign currency
Notes payable to Ministry of Finance and Economics	6.68%	2014	3,247	3,418	3,094
Notes payable to Industrial Bank of Korea	2.1%-2.6%	2003-2008	80,162	73,013	37,908
Notes payable to Korea Development Bank	1.6%-6.9%	2003-2012	380,767	2,869	101,888
Notes payable to other banks	0.5%-3.2%	2003-2004	479,935	527,756	453,896
Notes payable to other financial institutions	1.3%-3.2%	2003-2006	—	—	480
Floating rate finance debentures	2.85%	2003	689,048	104,099	12,004
Mid-term note	3.6%-4.5%	2005-2007	—	—	360,120

Sub total			1,633,159	711,155	969,390

Subordinated
Subsidiaries
Won currency
Notes payable to Daehan Life Insurance Co., Ltd.	5.6%-6.7%	2006-2007	50,000	50,000	50,000
Notes payable to Samsung Life Insurance Co., Ltd.	8.5%	2007	10,000	10,000	—
Notes payable to Kyobo Life Insurance Co., Ltd.	10.0%	2007	30,000	30,000	30,000
Finance debentures	6.7%-13.5%	2003-2010	1,879,700	2,269,700	1,363,100

Sub total			1,969,700	2,359,700	1,443,100

Foreign currency
Finance debentures	11.8%-12.8%	2010	1,070,745	1,117,392	1,020,340

Sub total			1,070,745	1,117,392	1,020,340

Gross long-term debt			8,473,185	9,581,518	11,999,041
Less: Discount			(709,241)	(634,061)	(694,406)

			7,763,944	8,947,457	11,304,635

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Long-term debt is predominately denominated in Won, U.S. dollars or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Inter-bank Offered Rate, which are reset on a monthly, semi-annual or quarterly basis, or the monthly Public Fund Prime Rate published by the Korean government. The weighted-average interest rate for long-term debt was 8.93%,8.27%, and 6.51% as of December 31, 2000, 2001 and 2002, respectively.

Bonds with warrants

The Holding Company issued bonds with detachable stock warrants on July 16, 2001. The coupon rate on the bonds with warrants is 5%. The warrant is exercisable from three months following the issuance date. The Holding Company is obligated to issue new common shares upon the requests of the bondholders. The exercise price is 5,000 Won and the warrants are valid from October 17, 2002 to June 16, 2003. The market value of the debt securities and the detachable stock warrants, net of issuance costs and discounts, were 64,724 million Won and 1,163 million Won as of July 16, 2001, respectively. The market value of the detachable stock warrants at the time of issuance was accounted for as additional paid in capital. 8,979,716 out of 13,335,904 warrants originally granted are outstanding and out-of-the-money as of December 31, 2002.

In 1999, Woori Bank, Kyongnam Bank, and Kwangju Bank issued outstanding bonds with warrants. The exercise periods for these warrants end in 2004. Common stocks of these subsidiary banks are to be issued upon the exercise of the warrants. The exercise prices range from 118,483 to 150,602 Won per share as of December 31, 2002. No proceeds were either allocated to or accounted for the value of stock warrant because the quoted market price per share was substantially lower than the exercise price. 3,699,041 out of 5,287,761 warrants originally granted are outstanding and out-of-the-money as of December 31, 2002.

Debt maturity schedule

The combined aggregate amount of contractual maturities of all long-term debt as of December 31, 2002 was as follows:

Korean Won
(in millions)
Due in 2003	1,433,972
Due in 2004	3,804,327
Due in 2005	2,016,961
Due in 2006	448,353
Due in 2007	1,297,586
Thereafter	2,997,842

Gross long-term debt	11,999,041
Less: Discount	(694,406)

11,304,635

Convertible debentures

In accordance with the Convertible Bond Purchase Agreement (the “Agreement”) between the Company and Lehman Brothers Holdings Inc. (“Lehman”), which is a binding part of Joint Venture Master Agreement by

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

and between the Company and Lehman, the Company shall issue and sell to Lehman maximum aggregated amounts of US$ 250 million of a series of zero coupon convertible debentures on the closing of each sale of loans to a JV SPV, jointly owned by a subsidiary of the Company and a Lehman subsidiary. The Company’s investment in the JV SPV is included in investments in affiliates (see Note 10).

If the conversion option is not exercised prior to the maturity date because the market price has been below the conversion price, the Company is required to pay the bondholder the interest accrued at the compound annual rate. The Company accrues a liability for such premium over the period from the date of the issuance of the debenture to the maturity date and accounts for the liability as accrued interest payable and interest expense.

Convertible debentures issued based on the Agreement and outstanding as of December 31, 2002 and their terms were as follows:

	CB 6-1	CB 6-2
Face value	US$ 36 million	US$ 16 million
Issue price	US$ 36 million	US$ 16 million
Coupon rate	Nil	Nil
Conversion price	(Won) 7,313 per share	(Won) 5,588 per share
Conversion stock	Common stock	Common stock
Conversion period	Sep. 28, 2003-Aug. 27, 2005	Dec. 21, 2003-Nov. 20, 2005
Maturity	Sep. 27, 2005	Dec. 21, 2005
Conversion exchange rate	US$ 1 : (Won)1,201.4	US$ 1 : (Won)1,215.8
Guaranteed return rate	2.9245%	2.7335%
Redemption price at maturity if not converted	US$ 39,276,197	US$ 17,357,738

20.    Other Liabilities

Other liabilities as of December 31, 2000, 2001 and 2002 consisted of the following.

	Korean Won (in millions)
	2000	2001	2002
Accrued severance benefits	238,545	44,120	133,642
Allowance for losses on guarantees and acceptances	1,041,211	523,962	527,341
Allowance for KAMCO repurchase obligations	684,182	388,272	368,605
Accounts payable	412,006	246,011	332,067
Unearned income	198,666	146,489	137,488
Tax withholdings and income tax payable	144,179	67,136	69,030
Security deposits received	140,997	145,380	137,838
Due to agencies	211,395	343,574	387,393
Domestic exchange settlements credits	770,341	583,099	498,677
Foreign exchange	166,910	153,017	349,275
Account for agency business	81,231	234,635	280,179
Other	361,276	198,103	333,674

Total	4,450,939	3,073,798	3,555,209

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

21.    Minority Interest

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not purchased by the Company (see Note 39). The changes in minority interest in 2000, 2001 and 2002 consisted of minority interest in net income of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and the minority interest in Woori Securities which was consolidated during 2002 due to a change in the ownership percentage of the Company.

22.    Common Stock

The Company has 2,400 million authorized shares of common stock with 5,000 Won par value, of which 767,814,797 shares were issued and outstanding as of December 31, 2002. The Company’s common stock owned by the KDIC was 673,458,609 (87.7%) shares as of December 31, 2002.

The changes in the capital stock of the Company during the period from the date of incorporation to December 31, 2002 were as follows:

	Korean Won (in millions)
Description	Number of shares issued	Capital stock	Paid-in capital in excess of par value
Date of incorporation	727,458,609	3,637,293	—
Exercise of warrants during 2002	4,356,188	21,781	—
Issue of new shares on June 12, 2002	36,000,000	180,000	58,646

	767,814,797	3,839,074	58,646

23.    Additional Paid-in Capital

As discussed in Note 1, the amount (3,778,023 million Won) resulting from liabilities in excess of identified assets of the acquired banks has been classified as deficit equity and has been included in additional paid-in capital. The deficit equity was reduced by using the tax benefits resulting from the acquired entity’s deductible temporary differences and net operating loss carryforwards at the acquisition date.

The amounts incurred by KDIC for the purchase of the newly issued shares of Commercial Bank of Korea and Hanil Bank on September 30, 1998 (3,264,200 million Won) have been recorded as additional paid-in capital in the accompanying consolidated financial statements. The effect on additional paid-in-capital from ownership changes of subsidiaries from September 30, 1998 to December 31, 1999 amounts to 1,337,971 million Won increase. On December 29, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card (formerly Peace Bank) received an “order of elimination” of all existing shareholders from the Financial Supervisory Commission pursuant to the Law on Improvement of Structure of Financial Industry of the Republic of Korea, and, accordingly, reduced their existing common stock to zero without the payment of consideration to the existing stockholders, effectively eliminating all existing shareholders, except for the consideration paid to certain shareholders who exercised dissenters’ rights against the capital reduction.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

After the capital reduction, on December 29 through December 31, 2000, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card received 2,764,400 million Won, 259,000 million Won, 170,400 million Won and 273,000 million Won, respectively, from KDIC, in connection with the purchase by KDIC of newly issued shares of the banks. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements. During 2001, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card received 1,877,600 million Won, 94,000 million Won, 273,100 million Won and 338,900 million Won, respectively, from KDIC, as additional capital injection. These amounts have been recorded as additional paid-in capital in the accompanying consolidated financial statements.

As an additional structural reform implemented by the government for the merchant banking industry, on November 3, 2000, KDIC established Woori Investment Bank to manage the operations of four bankrupted merchant banking corporations and contributed capital of 170,493 million Won, which has been recorded as additional paid-in capital by the Holding Company. On March 24, 2001, KDIC contributed additional capital of 30,913 million Won, which has been recorded as additional paid-in capital.

Upon legal establishment of the Company on March 27, 2001, 3,637,293 million Won of injected capital which had been classified as additional paid-in capital in connection with the purchase by KDIC of newly issued shares of the respective banks was transferred to common stock.

The capital injection was considered taxable income in Korea and was recorded net of the applicable tax effect. The tax benefit resulting from the recognition of pre-acquisition net operating loss carryforwards has been reflected as a reduction of deficit equity (see Note 31).

The changes in additional paid-in capital in 2000, 2001 and 2002 consisted of the following:

	Korean Won (in millions)
	2000		2001		2002
	APIC	Deficit equity	APIC	Deficit equity	APIC	Deficit equity
Balance, beginning of year	4,602,171	(3,092,648)	8,118,296	(3,778,023)	6,428,630	(2,691,617)

Issuance of common stock	—	—	—	—	58,646
Issuance of stock purchase warrants	—	—	1,163	—	—	—
Capital transactions of affiliates	(121,168)	—	99,280	—	677	—
Increase of deficit equity relating to the purchase of subsidiaries	—	(685,375)	—	—	—	—
Reduction of deficit equity relating to the use of pre-acquisition NOLs	—	—	—	319,077	—	556,762
Grant of stock options	—	—	—	—	135	—
KDIC capital injection	3,637,293	—	1,847,184	767,329	—	—
Transfer to common stock	—	—	(3,637,293)	—	—	—

Balance, end of year	8,118,296	(3,778,023)	6,428,630	(2,691,617)	6,488,088	(2,134,855)

Total		4,340,273		3,737,013		4,353,233

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

24.    Accumulated Deficit

Accumulated deficit consisted of the following as of December 31, 2000, 2001 and 2002:

	Korean Won (in millions)
	2000	2001	2002
Appropriated retained earnings:
Legal reserve	—	86,000	203,000
Other statutory reserves	—	16,509	16,579
Accumulated deficit	(5,144,682)	(5,379,492)	(4,482,674)

Total	(5,144,682)	(5,276,983)	(4,263,095)

The General Banking Act requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income of each individual legal entity within the consolidated group of companies until such reserve equals 100% of its paid-in capital. Although the consolidated group has an aggregate accumulated deficit, a legal reserve has been recorded related to consolidated subsidiaries which have recorded net income in accordance with accounting principles generally accepted in the Republic of Korea. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

The Company’s branches in Japan and in Vietnam are required to appropriate a statutory reserve. This reserve is used only to reduce any accumulated deficit related to the branches in Japan and Vietnam.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

25.    Components of Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2000, 2001 and 2002, the non-owner equity changes are composed of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Below are the components of accumulated other comprehensive income (loss) and the related tax effects allocated to each component for the years ended December 31, 2000, 2001 and 2002.

	Korean Won (in millions)
	Foreign currency translation adjustments	Unrealized holding gains on investments	Accumulated other comprehensive income
January 1, 2000	4,800	253,434	258,234

Foreign currency translation adjustments, net of tax benefit of 3,079 million Won	(6,919)	—	(6,919)
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 18,058 million Won	—	40,571	40,571
Reclassification adjustment for losses included in net income, net of tax benefit of 54,567 million Won	—	(122,595)	(122,595)

Current period change	(6,919)	(82,024)	(88,943)

Balance, December 31, 2000	(2,119)	171,410	169,291

Foreign currency translation adjustments, net of tax benefit of 635 million Won	(1,926)	—	(1,926)
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 17,173 million Won	—	52,117	52,117
Reclassification adjustment for losses included in net income, net of tax benefit of 2,972 million Won	—	(9,020)	(9,020)

Current period change	(1,926)	43,097	41,171

Balance, December 31, 2001	(4,045)	214,507	210,462

Foreign currency translation adjustments, net of tax expense of 449 million Won	1,062	—	1,062
Net unrealized holding gains arising on available-for-sale securities, net of tax expense of 20,172 million Won	—	47,749	47,749
Reclassification adjustment for losses included in net income, net of tax benefit of 97,637 million Won	—	(231,108)	(231,108)

Current period change	1,062	(183,359)	(182,297)

Balance, December 31, 2002	(2,983)	31,148	28,165

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

26.    Non-interest Income

The components of non-interest income for the years ended December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)
	2000	2001	2002
Trust fees, net	111,733	48,689	61,662
Fees and commission income
From credit cards	199,777	421,763	576,322
From currency transfers	144,161	169,691	445,097
From letters of credit	37,235	42,255	52,358
Other	35,173	25,418	31,270

Subtotal	416,346	659,127	1,105,047

Trading revenue (loss), net
Debt securities	111,872	(197,821)	104,634
Equity securities	(94,313)	(23,978)	(38,667)
Beneficiary certificates	(82,903)	42,581	15,111
Foreign exchange contracts	100,752	126,839	115,811
Derivative instruments	48,487	119,781	68,317

Subtotal	83,895	67,402	265,206

Investment securities gain (loss), net (1)
Debt securities	(12,045)	(188,972)	88,798
Equity securities	(274,129)	(80,281)	(90,208)
Beneficiary certificates	21,520	5,675	36,025

Subtotal	(264,654)	(263,578)	34,615

Other non-interest income
Gain on disposal of premises and equipment	168,643	90,156	44,816
Gain on sales of loans	71,634	206,884	126,368
Other	148,949	237,671	146,852

Subtotal	389,226	534,711	318,036

Total non-interest income	736,546	1,046,351	1,784,566

(1)	Impairment losses on investment securities for the years ended December 31, 2000, 2001 and 2002 were 454,225 million Won, 447,366 million Won and 248,909 million Won, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

27.    Non-interest Expense

The components of non-interest expense for the years ended December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)
	2000	2001	2002
Salaries and employee benefits
Salaries and other benefits	300,408	480,423	631,577
Provision for accrued severance benefits	52,612	59,920	90,368

Subtotal	353,020	540,343	721,945

Depreciation and amortization
Depreciation on premises and equipment	110,714	148,095	111,621
Amortization on intangible assets	135,364	191,438	116,136

Subtotal	246,078	339,533	227,757

Other administrative expenses	445,398	562,246	840,505

Fees and commissions
Paid on remittances and collections	44,897	29,137	259,343
Paid on letters of credit	23,324	18,677	12,751
Paid on credit cards	41,220	100,100	181,613

Subtotal	109,441	147,914	453,707

Other non-interest expense
Loss on disposal of premises and equipment	139,461	146,233	26,715
Loss on sales of loans	164,596	5,980	68,078
Other	278,420	338,276	240,710

Subtotal	582,477	490,489	335,503

Total non-interest expense	1,736,414	2,080,525	2,579,417

28.    Discontinued Operations

Hanvit Leasing and its subsidiaries

On June 4, 2002, Hanil Bakrie, a subsidiary of Hanvit Leasing, was sold to a third party and on December 27, 2002, Hanvit Leasing and its other subsidiaries, Hanil Leasing and CBK Leasing were sold to Lone Star Fund IV., L.P. Hanvit Leasing is a component of the Woori Bank business segment and management of Woori Bank committed to a plan to dispose of Hanvit Leasing and its subsidiaries as a business-restructuring plan. Under SFAS No. 144—“Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires the reclassification of the assets and liabilities to be disposed of as held for sale, total assets and liabilities as of December 31, 2000 and 2001 were presented as held for sale and the sale during 2002 was accounted for as discontinued operations. Total assets of Hanvit Leasing and its subsidiaries were 1,309,290 million Won and 933,842 million Won as of December 31, 2000 and 2001, respectively, and total liabilities were 2,532,408 million Won and 1,348,942 million Won as of December 31, 2000 and 2001, respectively. These assets and liabilities were reclassified as assets held for sale and liabilities held for sale. Operating revenues of Hanvit Leasing and its subsidiaries during 2000 and 2001 were 395,134 million Won and 234,173 million Won,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

respectively. With respect to the disposal of Hanvit Leasing and its subsidiaries, 928,748 million Won of the results from operations of Hanvit Leasing and its subsidiaries during 2002 were presented as income from operations of discontinued components and 96,019 million Won of disposal gain were presented as gain on disposal of discontinued components in the consolidated income statements. The disposal gain represents the excess of the sale proceeds of 118,716 million Won over the net book value of the net assets of 22,697 million Won of the sold operations (assets of 534,390 million Won and liabilities of 511,693 million Won).

Central Telecom Capital Inc.

On December 12, 2002, Woori Investment Bank entered into an agreement to sell all shares of Central Telecom Capital Corp., a subsidiary of Woori Investment Bank, to KT Solutions Co., Ltd. Under SFAS No. 144, 229,887 million Won, 273,389 million Won and 186,327 million Won of assets were reclassified as assets held for sale as of December 31, 2000, 2001 and 2002, respectively, and 194,738 million Won, 235,336 million Won and 151,846 million Won of liabilities were reclassified as liabilities held for sale as of December 31, 2000, 2001 and 2002, respectively. Operating revenues during 2000, 2001 and 2002 were 99,784 million Won, 114,274 million Won and 101,690 million Won, respectively. Also, 3,278 million Won of operating results of Central Telecom Capital Corp. for the period ended December 31, 2002 was presented as income from operations of discontinued components. Also, 6,725 million Won of the difference between the carrying value and the fair value of Central Telecom was recognized as loss on disposal of discontinued components.

29.    Stock Options

On December 4, 2002, the Company granted stock options to 62 directors of the Holding Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum 6,800 Won per share). The cross-volatility between the Company’s stock price and the Korean banking industry index was applied in the fair valuation of 60 percent of the total number of stock options granted. In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is 6,800 Won per share, the number of stock option to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total assets ratio by 15%, 15% and 10%, respectively. These performance target levels exceed those required by the Memorandum of Understanding between the Company and the KDIC as discussed in Note 30. The number of stock options to be vested has been determined based on management’s best estimate that the MOU targets will be met, but not exceeded. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted to management of the Holding Company and its subsidiaries as of December 31, 2002 is summarized as follows:

Description	The Holding Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	1,110,000 shares	1,560,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach	Fair value approach

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The Company estimated stock option costs using Black & Scholes Pricing Model and the details are summarized as follows:

Description	Application
Discount rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	61.71%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Cross-volatility of the Korean banking industry index and the Company’s stock	62.66%, which is the annualized standard deviation of expected stock investment yield based on continuous compounded method
Exercise price	6,800 Won per share
Fair value of the indexed stock option (60%)	2,106 Won per share
Fair value of the performance based stock option (40%)	2,257 Won per share

The summary of stock option costs is summarized as follows

	Korean Won (in millions)
Description	Indexed stock options	Performance based stock option	Total
Total stock option costs	1,971	986	2,957
Recorded in 2002	82	41	123
To be recorded after 2002	1,889	945	2,834

30.    Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and Basel Committee on Banking Regulations and Supervisory Practices/BIS Guidelines, each of four subsidiary banks applied BIS risk-adjusted capital ratios to evaluate its capital adequacy. Total capital consists of two tiers of capital. Tier 1 Capital includes common shareholders’ equity, retained profits, legal reserves, and minority interest, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt, and other adjustments. Banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. The capital ratios are calculated based on each of the four subsidiary banks’ consolidated balance sheets prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”). In the event any one of the four subsidiary banks did not maintain a consolidated BIS ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio. Continued non-compliance with these standards could potentially result in the closure of non-compliant banks.

Management believes that as of December 31, 2002, each bank meets all capital adequacy requirements to which it is subject. Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the banks’ loans or securities are concentrated, could adversely affect future earnings and consequently, each bank’s ability to meet its future capital requirements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The following capital ratios are calculated in accordance with the FSS guidelines, which are materially consistent with BIS guidelines, and each of the subsidiary banks’ consolidated financial statements prepared in accordance with Korean GAAP.

	Korean Won (in millions)
	2000
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment Bank(2)
Tier 1 Capital	2,521,141	250,316	159,709	164,515
Tier 2 Capital	2,114,579	152,196	159,709	50,723
Less: Investment in non-consolidated equity investees (1)	—	—	—	—

Total risk-adjusted capital	4,635,720	402,512	319,418	215,238

Total risk-weighted assets	45,200,544	4,001,970	3,165,623	2,415,299
Tier 1 capital ratio	5.58%	6.25%	5.05%	6.81%
Tier 2 capital ratio	4.68%	3.80%	5.05%	2.10%
Total risk-based capital ratio	10.26%	10.06%	10.09%	8.91%

	Korean Won (in millions)
	2001
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment Bank
Tier 1 Capital	3,046,301	313,866	191,394	207,435
Tier 2 Capital	2,498,874	182,882	188,377	26,967
Less: Investment in non-consolidated equity investees (1)	(40,972)	—	—	—

Total risk-adjusted capital	5,504,203	496,748	379,771	234,402

Total risk-weighted assets	48,809,358	4,484,511	3,407,477	1,564,169
Tier 1 capital ratio	6.24%	7.00%	5.62%	13.26%
Tier 2 capital ratio	5.12%	4.08%	5.53%	1.72%
Total risk-based capital ratio	11.28%	11.08%	11.15%	14.99%

	Korean Won (in millions)
	2002
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment Bank
Tier 1 Capital	3,764,814	411,834	268,470	211,534
Tier 2 Capital	2,910,851	220,102	252,685	8,133
Less: Investment in non-consolidated equity investees (1)	(43,156)	(2,739)	—	—

Total risk-adjusted capital	6,632,509	629,197	521,155	219,667

Total risk-weighted assets	57,212,815	5,549,141	4,726,583	1,432,767
Tier 1 capital ratio	6.58%	7.42%	5.68%	14.76%
Tier 2 capital ratio	5.09%	3.97%	5.35%	0.57%
Total risk-based capital ratio	11.59%	11.34%	11.03%	15.33%

(1)	Investment in non-consolidated equity investees engaged in banking and financial activities are deducted from total capital, but not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS.
(2)	Based on Woori Investment Bank’s consolidated financial statements initially prepared using Korean GAAP as of March 31, 2001.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The General Banking Act provides for a minimum paid-in capital of 100 billion Won for nationwide banks and 25 billion Won for regional banks.

All banks in Korea, including foreign bank branches, are required to maintain a prescribed solvency position in addition to the minimum capital requirements discussed above. Until March 31, 2001, a bank’s outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the General Banking Act) were not permitted to exceed 20 times its equity capital amounts. However, beginning on April 1, 2001, the limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and are regulated accordingly.

Memoranda of Understanding (“MOU”) between KDIC and the Woori Subsidiaries

As a condition of the capital contributions and injections that were executed and made by KDIC into the Woori Subsidiaries, each of the Woori Subsidiaries entered into an Execution of Business Normalization Plan MOU with KDIC which also includes a business normalization plan, “required execution matters” and letter of undertaking as attachments. In the case of Woori Bank, the MOU entered into on December 30, 2000, superseded an MOU which was originally entered into with the Financial Supervisory Commission (“FSC”) and KDIC on January 22, 1999. With the exception of specific targets set forth therein, the terms and conditions of the Execution of Business Normalization Plan MOU that applies to each bank are substantially identical and primarily deal with each bank’s obligations to implement its business normalization plan, which is a two-year plan renewed every two years until the MOU terminates, that was prepared by each bank and approved by KDIC.

In the event that KDIC determines that the bank has failed to implement its business normalization plan or to meet financial ratio targets, KDIC may impose sanctions on directors as well as employees ranging from warnings and reduction of wages to suspension or termination of employment. KDIC may also order the bank, among other things, to increase or reduce its capital or dispose of its assets, to downsize, dispose, acquire or consolidate branches or subsidiaries, to suspend or transfer a part of its operations, or to order a merger or inclusion in a holding company. In addition, under the MOU with KDIC, the Woori Subsidiaries are required to take all actions necessary (including making dividend payments) to enable the Holding Company to return to KDIC such public funds injected by KDIC into the Woori Subsidiaries to the extent that such actions would not cause a materially adverse effect on the normalization of their business operations as contemplated by the MOU. Management has considered these terms of the MOU and believes that the conditions which would result in the return to KDIC of such public funds is solely within the control of the Holding Company and therefore, capital contributions from KDIC are reflected as permanent equity in the accompanying financial statements. Each of the MOUs also provides a termination clause under which the MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

Each bank prepared a two-year business normalization plan that was approved by KDIC, which includes profitability and financial ratio targets, recapitalization goals and deadlines, econometric models, plans to dispose of their total credits classified as substandard or below (“NPLs”), cost reduction initiatives (disposal of low return-generating fixed assets, downsizing, and others), future management and business strategies (integration, risk management, compliance, and others) and other restructuring plans. The “required execution matters” set forth the following six financial ratio targets for each quarter of 2003 and 2004 that need to be met by each bank, which comprises the capital adequacy ratio, return on total assets, expense to revenue ratio (administrative and general expenses/adjusted operating income), operating income per employee (adjusted operating income/number of employees), NPL ratio (total credits classified as substandard or below/total credits) and net NPL ratio (total credits classified as substandard or below net of allowances for possible loan losses/total credits net of

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

allowances for possible loan losses). Management of the Woori subsidiaries believe that these ratio targets will be met.

MOU between KDIC and the Holding Company

To allow the Holding Company to establish a clear management plan and effect that plan in order to ensure return of the public funds to KDIC, the Holding Company entered into an Execution of Business Plan MOU with KDIC on July 2, 2001, which also includes a business plan, financial ratio targets and a letter of undertaking as attachments.

Article 6 of this MOU requires the Holding Company to enter into separate MOUs with each of the Woori Subsidiaries and sets forth the terms that need to be included therein such as the respective roles of the Holding Company and the Woori Subsidiaries, the execution plan of the Woori Subsidiaries, and the financial and non-financial targets as well as management strategies of each of the Woori Subsidiaries. In the event that KDIC determines that the Holding Company has failed to perform its obligations under the MOU between KDIC and the Holding Company, KDIC may impose sanctions on directors as well as employees of the Holding Company ranging from warnings and reduction of wages to suspension or termination of employment. If necessary, KDIC may also order the Holding Company to take remedial measures against the Woori Subsidiaries. In addition, under its MOU with KDIC, the Holding Company is required to take all actions necessary (including making dividend payments and share buybacks) to return to KDIC such public funds injected by KDIC into the Company to the extent that such actions would not cause a materially adverse effect on the normalization of the Holding Company’s business operations as contemplated by the MOU. The MOU is terminated upon KDIC losing its status as the largest shareholder of the Holding Company.

The Holding Company prepared a two-year business plan that was approved by KDIC, which sets forth the basis for the Holding Company to manage the normalization and integration of its subsidiaries’ operations as well as return of the public funds that have been injected into those banks. As stated above, the MOU sets financial ratio targets for 2003 and 2004 that need to be met by the Holding Company, which are the capital ratio, return on total assets, expense to revenue ratio, operating income per employee, the Holding Company expense ratio (the Holding Company’s expenses/adjusted operating income of the Woori Subsidiaries) and NPL ratio.

MOU between the Holding Company and each of the Woori Subsidiaries

As required under Article 6 of the Execution of Business Plan MOU entered into between KDIC and the Holding Company on July 2, 2001, the Holding Company entered into a Management of Execution of Business Plan MOU with each Woori Subsidiary in July 2001, which also includes financial ratio targets and a business initiative plan. With the exception of various financial ratio targets specific to each Woori Subsidiary, the terms and conditions of the Management of Execution of Business Plan MOU that apply to each Woori Subsidiary are substantially identical and primarily aim to define the respective roles of the Holding Company and each Woori Subsidiary within the Woori Financial Group, and the scope of the Holding Company’s rights vis-à-vis each Woori Subsidiary and obligations of each Woori Subsidiary vis-à-vis the Holding Company. These include each Woori Subsidiary’s obligations to implement its execution plan, which consists of the financial ratio targets, the business initiative plan and other matters, which may be required by the Holding Company from time to time.

Under each of the MOUs, the Holding Company’s role within the Group includes supervising the implementation of the Group’s overall management policies and business strategies, determination of the business targets for each Woori Subsidiary that are required in order for the Group to achieve its business targets,

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

consultation with each Woori Subsidiary with respect to its business plans, budgets, dividend policy and capital increases, and evaluation of the management performance of each Woori Subsidiary and determining management compensation. On the other hand, each Woori Subsidiary’s role within the Group includes execution of the business targets set by the Holding Company, consultation with the Holding Company with respect to important management decisions, development of a restructuring execution plan and cooperation with respect to payment of consulting fees incurred in the course of developing business strategies.

If the Holding Company determines that a Woori Subsidiary has failed to perform its obligations under its MOU, the Holding Company may impose sanctions on directors ranging from warnings and reduction of wages to suspension or termination of employment. Each of the MOUs also provides a termination clause under which the MOU terminates upon the relevant Woori Subsidiary losing its status as a subsidiary of the Holding Company under the Financial Holding Company Act. In the event that the Execution of Business Plan MOU between KDIC and the Holding Company is terminated as a result of KDIC losing its status as the largest shareholder of the Holding Company, these MOUs between the Holding Company and the Woori Subsidiaries will not terminate so long as the relevant Woori Subsidiary continues to be a subsidiary of the Holding Company under the Financial Holding Company Act. However, these MOUs between the Holding Company and the Woori Subsidiaries will terminate if both parties agree. The specified financial ratio targets for 2003 and 2004 that need to be met by Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Credit Card are identical to the financial ratio targets provided for in the Execution of Business Normalization Plan MOU that each of them entered into with KDIC.

The business initiative plan primarily sets forth those initiatives related to operational integration that are to be undertaken by each Woori Subsidiary. For example, Woori Bank’s business initiative plan includes cooperation with the Holding Company in developing an integrated management and support system for the Holding Company to oversee the operations of each Woori Subsidiary, disposal of redundant branch offices, cooperation with respect to consolidating the Group’s information technology system and establishing the Holding Company’s IT subsidiary as well as consolidating the Group’s credit card business, cooperation in disposing of non-performing assets at the Group level and establishing the Group’s asset management subsidiary, adoption of U.S. generally accepted accounting principles, and disposals of certain subsidiaries of Woori Bank.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

31.    Income Tax

The components of income tax expense for the years ended December 31, 2000, 2001 and 2002 were as follows:

	Korean Won (in millions)
	2000	2001	2002
Current:
Domestic	4,559	5,043	18,907
Foreign	17,845	12,325	14,065

Sub total	22,404	17,368	32,972

Deferred:
Domestic	63,585	315,121	344,314
Foreign	(23,997)	(9,610)	(13,795)

Sub total	39,588	305,511	330,519

Total income tax expense	61,992	322,879	363,491

The tax effects of unrealized gains and losses on available-for-sale securities are recorded directly in stockholders’ equity as a component of accumulated other comprehensive income.

Income tax is calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by any other profitable company. The increase in valuation allowance for NOL carryforwards relates to the tax effect of providing a full valuation allowance for NOL carryforwards of subsidiaries which file separate tax returns and for which it is “more likely than not” that they will expire before they can be realized. The tax on the operating profit differs from the theoretical amount that would arise at the basic tax rate of the home country of the parent as follows:

	Korean Won (in millions)
	2000	2001	2002
Income (loss) before income taxes	(750,111)	253,929	665,395

Tax calculated at statutory tax rate	(231,034)	75,417	197,622
Income not taxable for tax purposes	(46,105)	(44,886)	(27,641)
Expense not deductible for tax purposes	65,459	131,400	52,251
Increase in valuation allowance for NOL carryforwards	264,291	164,121	148,038
Other	9,381	(3,173)	(6,779)

Income tax expense	61,992	322,879	363,491

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The tax effects of temporary differences and net operating loss that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000, 2001 and 2002 are as follows.

	Korean Won (in millions)
	2000	2001	2002
Deferred tax assets:
Allowance for loan losses	257,823	228,500	183,913
Allowance for guarantees and acceptances	319,689	247,102	130,373
Valuation of trading securities	103,890	41,157	2,304
Valuation of investment securities	365,103	724,009	848,753
Derivatives valuation	33,537	27,705	36,921
Premises and equipment	33,181	23,893	55,845
Other temporary differences	61,423	77,046	144,851
Net operating loss	3,242,919	2,138,230	1,592,500

Gross deferred tax assets	4,417,565	3,507,642	2,995,460
Less: Valuation allowance	(4,119,632)	(3,197,347)	(2,788,623)

Deferred tax assets	297,933	310,295	206,837

Deferred tax liabilities:
Interest income accrual	(76,879)	(72,287)	(75,482)
Derivatives valuation	(316)	(48,112)	(51,755)
Valuation of trading securities	(8,271)	(5,064)	(2,237)
Valuation of investment securities	(28,659)	(20,700)	(35,627)
Other temporary differences	(108,459)	(75,217)	(29,837)

Deferred tax liabilities excluding other comprehensive income (“OCI”) related deferred tax liabilities	(222,584)	(221,380)	(194,938)

OCI related deferred tax liabilities	(75,349)	(88,915)	(11,899)

Gross deferred tax liabilities	(297,933)	(310,295)	(206,837)

Net deferred taxes	—	—	—

The changes of valuation allowance in 2000, 2001 and 2002 are as follows.
	Korean Won (in millions)
	2000	2001	2002
Beginning of the year	3,053,247	4,119,632	3,197,347

Acquisition of new subsidiaries	802,094	—	—
Affecting deficit equity—
—From continuing operations	—	(319,077)	(253,430)
—From discontinued operations	—	—	(303,332)
—From capital injection	—	(767,329)	—
Affecting income tax expenses	264,291	164,121	148,038

End of the year	4,119,632	3,197,347	2,788,623

The tax benefit related to the reduction of the valuation allowance due to the recognition of pre-acquisition net operating loss carryforwards has been reflected as a reduction of deficit equity (see Note 23).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

As of December 31, 2002, the Company has net operating loss carryforwards (NOLs) totaling 5,361,953 million Won. These loss carryforwards expire from 2003 to 2006.

Deferred tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses and taxable temporary differences at December 31 2000, 2001 and 2002. The full benefit of these losses and taxable temporary differences has not been recognized in the financial statements due to the uncertainty of their recovery. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of reversing taxable temporary differences are revised.

32.    Earnings Per Share

Basic earnings per share (“EPS”) are calculated by dividing the net income applicable to common shares outstanding by the weighted average number of common shares deemed to be outstanding for the period. Although the Holding Company was established on March 27, 2001, for the purpose of computing EPS, shares issued on the inception date of the Holding Company are deemed to have been outstanding since January 1, 2000 (See Note 1). Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period, including bonds with detachable stock warrants and convertible debentures. The net income is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilution resulting from the exercise of the Company’s bonds with detachable stock warrants. The total number of potential shares to be issued as of December 31, 2002, assuming that all detachable stock warrants are exercised and convertible debentures are converted is 13,751,541 shares.

In 2002, stock options were excluded from the computation of diluted earnings per share due to their anti-dilutive effect since the average quoted price of the Company stock in 2002 was lower than the exercise price of the stock options. The total number of potential shares to be issued as of December 31, 2002, assuming that all stock options were exercised is 1,560,000 shares. There were no stock options and convertible debentures outstanding in 2000 and 2001.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The following table is a summary of the computation of earnings per share for the years ended December 31, 2000, 2001 and 2002.

	Korean Won
	2000	2001	2002
	(In millions of Won, except per share amount)
Basic per share amount:
Income (loss) from continuing operations	(815,540)	(73,032)	295,900
Income (loss) from discontinued operations	477	(59,269)	717,988
Net income (loss)	(815,063)	(132,301)	1,013,888
Weighted average number of common shares outstanding (thousands)	727,459	727,459	749,383
Basic income (loss) per share from continuing operations	(1,121)	(100)	395

Basic income (loss) per share from discontinued operations	1	(82)	958

Basic net income (loss) per share	(1,120)	(182)	1,353

Diluted net income per share:
Income (loss) from continuing operations	(815,540)	(73,032)	296,142
Income (loss) from discontinued operations	477	(59,269)	717,988
Net income (loss)	(815,063)	(132,301)	1,014,130
Weighted average number of common shares outstanding (thousands)	727,459	727,459	749,383
Weighted average number of dilutive common shares (thousands)	—	3,504	2,402

	727,459	730,963	751,785
Diluted income (loss) per share from continuing operations	(1,121)	(100)	394

Diluted income (loss) per share from discontinued operations	1	(82)	955

Diluted net income (loss) per share	(1,120)	(182)	1,349

33.    Employee Severance Plan

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Under the Korean National Pension Fund Law, the Company was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. The Company has no additional liability once the amount has been contributed, thus the Company deducts contributions made to the National Pension Fund from accrued employee severance plan obligations.

The Company records the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date in accordance with EITF Issue No. 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”. Such vested benefit obligation is based on the severance payment due on termination as determined under Korean law and does not take into account future compensation increase or discount rate assumptions. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense. The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets. In Korea, the Company makes deposits for severance payments with Korean insurance companies (see Note 5), however, such deposits do not meet the definition of “plan assets” as defined under U.S. GAAP and are, therefore, recorded in the financial statements of the Company.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Accrued employee severance plan obligations included in “Other liabilities” as of December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)
	2000	2001	2002
Balance as of January 1,	202,700	255,782	44,399
Severance plan expense	52,612	59,919	90,368
Plan payments	(65,149)	(271,302)	(9,899)
Increase due to acquisitions	65,619	—	9,248

Balance as of December 31,	255,782	44,399	134,116
Contribution to national pension fund	(17,237)	(279)	(474)

	238,545	44,120	133,642

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of plan payments. Total interim severance payment made by the Company was 263,528 million Won in 2001.

In addition to regular termination benefits, the Company paid special termination benefits of 19,228 million Won and 14,835 million Won for the years ended December 31, 2001 and 2002, respectively, to 351 and 271 employees who accepted early retirement.

34.    Fair Value of Financial Instruments

The fair value of financial instruments is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable third party. Fair value is based on quoted market prices, where available. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS No.107—“Disclosures about Fair Value of Financial Instruments”. Accordingly, the fair value disclosures required by SFAS No.107 provide only a partial estimate of the fair value of the Company.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values. Therefore, readers are cautioned in using this information for purposes of evaluating the financial condition of the Company in comparison with other financial institutions.

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value:    The carrying values of certain financial assets and liabilities reported at cost, including cash and cash equivalents, restricted cash, interest-bearing deposits in other banks, call loans, accrued interest receivable and payable, dividends receivable and

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

payable, non-interest-bearing deposits, call money, other borrowed funds and other liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks:    The fair values of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Securities and trading liabilities:    Fair values for trading assets, securities available-for-sale and trading liabilities (including trading derivative financial instruments) are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. Fair values of held-to-maturity securities are also based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain swaps where pricing models are used.

Non-marketable equity investments:    Non-marketable investments, which are recorded in other investment assets, consist primarily of restricted stock and private equity investments. The fair values of these investments are based on the estimation of market value or latest obtainable net asset value of the investee.

Loans receivable:    Loans are net of specific and general provisions for impairment. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Deposit liabilities:    The fair values of non-interest and variable rate interest-bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest-bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar remaining maturities.

Long-term debt:    The aggregate fair values are based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar remaining maturities.

Derivative financial instruments:    All derivatives are recognized on the balance sheet at fair value based on quoted market prices or dealer quotes where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value (see Note 35).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The estimated fair values of the Company’s financial instruments as of December 31, 2000, 2001 and 2002 were as follows.

	Korean Won (in millions)
	2000		2001		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	3,980,138	3,980,138	3,507,653	3,507,653	2,852,186	2,852,186
Restricted cash	1,974,974	1,974,974	1,894,710	1,894,710	3,075,908	3,075,908
Interest-bearing deposits in other banks	534,881	534,881	1,687,042	1,687,042	1,826,170	1,826,170
Call loans and securities purchased under resale agreements	2,132,217	2,132,217	3,572,846	3,572,846	629,346	629,346
Trading assets	3,505,404	3,505,404	4,129,934	4,129,934	3,790,027	3,790,027
Available-for-sale securities	8,232,519	8,232,519	8,820,295	8,820,295	10,846,231	10,846,231
Held-to-maturity securities	11,713,323	12,186,050	11,201,872	11,798,825	9,959,256	10,447,615
Other investment assets	531,847	530,053	911,428	888,311	731,279	808,937
Loans, net	53,532,577	53,399,951	56,817,174	56,605,933	76,484,562	76,388,274
Due from customers on acceptances	1,898,244	1,898,244	568,743	568,743	461,154	461,154
Accrued interest and dividends receivable	693,307	693,307	693,937	693,937	671,808	671,808
Financial liabilities:
Interest-bearing deposits	60,988,608	60,945,459	65,511,349	65,491,492	75,190,498	75,094,361
Non-interest bearing deposits	4,537,518	4,537,518	3,581,525	3,581,525	3,407,615	3,407,615
Call money	213,766	213,766	502,803	502,803	804,337	804,337
Trading liabilities	320,992	320,992	148,225	148,225	322,155	322,155
Acceptances outstanding	1,898,244	1,898,244	568,743	568,743	461,154	461,154
Other borrowed funds	9,280,637	9,280,637	7,964,222	7,964,222	11,325,515	11,325,515
Secured borrowings	4,206,811	4,215,355	4,913,737	4,849,067	4,755,524	4,827,857
Long-term debt	7,763,944	8,056,762	8,947,457	9,645,467	11,304,635	11,236,247
Accrued interest payable	1,651,749	1,651,749	1,547,692	1,547,692	1,528,160	1,528,160

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit and other lending commitments are immaterial to the financial statements.

35.    Derivative Financial Instruments and Hedging Activities

On January 1, 2000, the Company adopted SFAS No. 133 for its derivative instruments. In the normal course of business, the Company enters into derivatives and foreign exchange contracts to meet the financing needs of its customers. The Company also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

The Company uses interest rate derivatives principally to manage exposure to interest rate risk. Pay fixed interest rate swaps are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive fixed interest rate swaps contracts are used to convert fixed rate funding sources into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert foreign currency denominated assets into floating rate U.S. dollars.

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions which result in economic hedges. Credit risk is the possibility that loss may occur from third party’s failure to perform according to the terms of the contract and if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counter-party.

As of and for the years ended December 31, 2000, 2001 and 2002, none of the Company’s derivatives qualified as hedges pursuant to SFAS No. 133. Any changes in fair values related to derivatives are reflected in current operations.

36.    Commitments and Contingencies

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various lawsuits claiming damages amounting to 1,350,962 million Won as of December 31, 2002. Among the lawsuits in which the Company is a defendant, the Company, two other domestic banks, and others are named as defendants in lawsuits claiming damages of 1,056 billion Won (US$880 million). The plaintiff alleges the defendant to be jointly liable for the losses arising from the Lernout & Hauspie Speech Products N.V.’s (“L&H Belgium”) fraudulent financial statement presentation by aiding and assisting in such actions based on United States Securities Laws. L&H Belgium is the parent company of L&H Korea Co., Ltd. which is a borrower of Woori Bank. This lawsuit was dismissed by the court during the first quarter of 2003, but the plaintiffs may appeal to the court. The Company has filed lawsuits asking for damages amounting to 164,277 million Won as of December 31, 2002. Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management, after consultation with legal counsel, that the resolution of such matters will not have a material adverse effect on the consolidated financial condition of the Company but may be material to the Company’s operating results for any particular period, depending on the level of the Company’s income for such period.

Lease Commitments

Total rental expense for the years ended December 31, 2000, 2001 and 2002 was 80,825 million Won, 76,727 million Won and 89,290 million Won, respectively. Future minimum rent commitments under non-cancelable lease agreements that the Company entered into as of December 31, 2002 are not material.

In lieu of rent, certain lease agreements require the Company to advance a non-interest-bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Company has recorded an equal amount of rent expense and interest income related to these leases of 42,816 million Won, 37,707 million Won and 41,111 million Won on deposit balances of 821,053 million Won, 842,959 million Won and 913,567 million Won for the years ended December 31, 2000, 2001 and 2002, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit-related Commitments

The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to a customer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

as required. Guarantees, which represent irrevocable assurances that the Company will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Company does not generally expect the third party to draw funds under the agreement.

Commercial letters of credit, which are written undertakings by the Company on behalf of a customer authorizing a third party to draw drafts on the Company up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Company is potentially exposed to loss in an amount equal to the total unused commitments.

For credit related financial instruments, the contractual amount of the financial instrument represents the maximum potential credit risk if the third party does not perform according to the terms of the contracts. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Company’s actual future credit exposure or liquidity requirements for these commitments.

Management computes specific and expected loss components for credit-related commitments. As of December 31, 2000, 2001 and 2002, the allowance for credit losses on credit-related commitments was 1,041,211 million Won, 523,962 million Won and 527,341 million Won, respectively, which is reported in “Other liabilities”.

As of December 31, 2000, 2001 and 2002, the financial instruments whose contract amounts represent credit risk to the Company were as follows.

	Korean Won (in millions)
	Contract Amount
	2000	2001	2002
Guarantees	2,485,018	2,117,625	1,758,877
Commercial letters of credit	3,845,928	2,872,612	2,798,432
Unused lines of credit:
Commercial	15,862,270	24,868,529	23,829,208
Credit cards	15,721,025	25,275,723	26,566,015
Consumer	2,247,385	4,183,848	4,600,445
Commitments to extend credit:
Original term to maturity of more than one year	224,681	125,607	442,766

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Pledged Assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2000, 2001 and 2002 were as follows:

	Korean Won (in millions)
	2000	2001	2002
Short-term and long-term deposits	1,010,299	727,557	663,023
Trading securities	81,773	660,921	423,252
Available-for-sale securities	1,852,472	362,836	501,288
Held-to-maturity securities	5,510,578	7,672,018	6,900,684
Other investment assets	—	13,791	—
Loans	2,134,370	4,338,584	3,822,179
Other assets	227,391	94,764	32,718

Total	10,816,883	13,870,471	12,343,144

Joint Venture Master Agreement on Non-performing Loans

On September 5, 2002, the Company entered into a Joint Venture Master Agreement with Lehman Brothers Holding Inc. (“LB”) to co-manage certain non-performing loans. According to the agreement, the Company and LB agreed to jointly establish one or more new special purpose vehicles to purchase non-performing loans from the Company. The agreement also includes LB or its affiliates acquiring 49% of the shares of Woori CA Asset Management Co., Ltd. from Woori F&I, a subsidiary of the Company, and purchasing up to US$ 250 million of convertible bonds issued by the Company.

Obligation under Guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table below summarizes all of the Company’s guarantees under FIN 45 at December 31, 2002. The maximum potential amount of future payments represents the notional amount that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment
	(in millions of Won)
Financial guarantees	296,960	252,835	549,795	549,795
Performance guarantees	665,377	301,975	967,352	967,352
Liquidity facilities to SPEs	241,730	—	241,730	241,730
Loans sold with recourse to KAMCO	—	813,012	813,012	813,012
Trust Fund Guarantees	41,565	1,734,840	1,776,405	1,776,405

Financial guarantees are used in various transactions to enhance the credit standing of the Company’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Company

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations principally composed of standby letters of credit, and credit enhancement for debtors.

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

In relation with financial guarantees and performance guarantees, the Company has recognized unearned revenue amounting to 5,213 million Won as of December 31, 2002. Unearned revenue is included in other liabilities.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company has commitments to provide liquidity to the SPEs in amounts up to 241,730 million Won at December 31, 2002. Although the Company does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. The Bank has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold subject to repurchase obligation represent certain non-performing loans the Company sold to KAMCO prior to 2000. See Note 4 for further discussion. At December 31, 2000, 2001 and 2002, the Company has recorded in other liabilities 684,182 million Won, 388,272 million Won and 368,605 million Won, respectively, representing its estimated obligation to repurchase the loans.

Trust fund guarantees represent guarantees of principal or fixed rate of return issued to guaranteed trust fund investors. As a result of these guarantees, the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, guaranteed trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying financial statements. For further discussion related to trust accounts, refer to Note 41.

As part of the Company’s normal course of business, indemnification clauses are often included in standard contractual term with an assessment that risk of loss would be remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected on the consolidated balance sheet as of December 31, 2000, 2001, and 2002 related to these indemnifications.

37.    Concentrations of Geographic and Credit Risk

Geographic Risk

Loans to borrowers based in Korea comprised 94.29%, 95.30% and 97.52% of the Company’s loan portfolio as of December 31, 2000, 2001 and 2002, respectively. Investments in debt and equity securities of Korean entities comprised 96.44%, 97.83% and 96.41% of the Company’s investment portfolio as of December 31, 2000, 2001 and 2002, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary.

The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally unused credit lines) exposures.

	Korean Won (in millions)
	2000			2001			2002
	Credit Exposure	On-Balance Sheet (1)	Off-Balance Sheet	Credit Exposure	On-Balance Sheet (1)	Off-Balance Sheet	Credit Exposure	On-Balance Sheet (1)	Off-Balance Sheet
Commercial loans (1)	70,845,179	48,427,282	22,417,897	71,107,769	41,123,396	29,984,373	77,212,710	48,383,427	28,829,283
Credit cards	19,314,309	3,593,284	15,721,025	30,567,346	5,291,623	25,275,723	32,984,083	6,418,068	26,566,015
Consumer	12,077,520	9,830,135	2,247,385	19,433,550	15,249,702	4,183,848	30,446,269	25,845,824	4,600,445

Total	102,237,008	61,850,701	40,386,307	121,108,665	61,664,721	59,443,944	140,643,062	80,647,319	59,995,743

(1)	Includes loans and due from customers on acceptances and excludes unearned income.

38.    Related Party Transactions

The Company considers transactions with its majority shareholder (the KDIC), directors, employees and trust accounts to be related party transactions. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and debt securities. These transactions are carried out on commercial terms and conditions and at market rates.

Loans to related parties

The table below summarizes the changes in the amount of loans to the KDIC, directors, executive officers and principal shareholders.

	Korean Won (in millions)
	2000				2001				2002
	KDIC	Trust	Directors	Employees	KDIC	Trust	Directors	Employees	KDIC	Trust	Directors	Employees
Loan as of January 1	865,478	—	192	258,244	765,448	—	200	209,023	—	—	142	214,489
New loans	—	—	99	—	—	—	142	15,733	—	—	—	7,387
Repayments	100,030	—	91	49,221	765,448	—	200	10,267	—	—	142	26,667

Loan as of December 31	765,448	—	200	209,023	—	—	142	214,489	—	—	—	195,209

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The balances as of December 31, 2000, 2001 and 2002 and the related expenses and income for the years then ended for related party transactions were as follows.

	Korean Won (in millions)
	2000			2001			2002
	KDIC	Trust (1)	Directors	KDIC	Trust (1)	Directors	KDIC	Trust (1)	Directors
Debt securities	7,794,454	—	—	8,192,022	—	—	8,910,516	—	—
Leasehold deposits	—	—	550	—	—	—	—	—	—
Other assets	1,913,769	—	—	708,075	—	—	648,777	3,083	—
Borrowings	—	948,438	—	—	1,641,794	—	—	777,500	—
Fees and commissions income	—	111,733	—	—	48,689	—	—	61,662	—
Interest income on loans	7,043	—	—	17,358	—	—	—	—	—
Interest income on securities	385,179	—	—	584,582	—	—	634,424	—	—
Interest expense on borrowings	—	28,902	—	—	45,026	—	—	29,578	—

(1)	See Note 41

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

39.    Subsidiaries

Subsidiaries of the Holding Company as of December 31, 2002 are as follows.

Subsidiary name	Country of Incorporation	Percentage Ownership (1)
Woori Finance Information System Co., Ltd.	Korea	100.00%
Woori Investment Trust Management Co., Ltd.	Korea	100.00%
Woori Securities Co., Ltd.	Korea	50.20%
Woori F&I Co., Ltd.	Korea	100.00%
Woori Capital Advisors Asset Management Co., Ltd.	Korea	51.00%
Woori First Asset Securitization Specialty Co., Ltd. (3)	Korea	95.00%
Woori Second Asset Securitization Specialty Co., Ltd. (3)	Korea	95.00%
Woori Third Asset Securitization Specialty Co., Ltd. (4)	Korea	95.00%
Woori Bank	Korea	100.00%
Woori Credit Information Co., Ltd.	Korea	100.00%
P.T. Bank Woori Indonesia	Indonesia	81.60%
Woori America Bank	New York	100.00%
LSF Hanvit Investment Company, Ltd. (2)	Korea	50.00%
Hanvit LSP Finance Ltd. (2)	Ireland	100.00%
Hanvit 2nd ABS Specialty Co., Ltd. (2)	Korea	2.90%
Hanvit 3rd ABS Specialty Co., Ltd. (2)	Korea	14.90%
Hanvit 5th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 6th ABS Specialty Co., Ltd. (3)	Korea	2.90%
Hanvit 7th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 8th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 9th ABS Specialty Co., Ltd. (3)	Korea	3.00%
Hanvit 10th ABS Specialty Co., Ltd. (3)	Korea	14.90%
Hanvit 11th ABS Specialty Co., Ltd. (3)	Korea	4.90%
CKH Investment Co., Ltd. (3)	Korea	15.00%
Woori Ship Mortgage 1st ABS Specialty Co., Ltd. (4)	Korea	0.10%
Woori Investment Bank	Korea	100.00%
Kyongnam Bank	Korea	100.00%
Kyongeun 1st ABS Specialty Co., Ltd. (2)	Korea	10.00%
Kyongeun 2nd ABS Specialty Co., Ltd. (3)	Korea	10.00%
Kwangju Bank	Korea	100.00%
Woori Credit Card Co., Ltd.	Korea	100.00%
Nexbi Tech.	Korea	51.00%
LSF Peace Holding Company (2)	U.S.A.	0.00%
LSF Peace Investment Co., Ltd. (2)	Korea	100.00%
LSF Indonesia Co., Ltd. (2)	Indonesia	100.00%
Peace 1st ABS Specialty Co., Ltd. (3)	Korea	10.00%
Woori Card 1st ABS Specialty Co., Ltd. (3)	Korea	2.00%
Woori More 1st ABS Specialty Co., Ltd. (4)	Korea	2.00%
Woori More 2nd ABS Specialty Co., Ltd. (4)	Korea	1.00%
WCC Consumer Finance 2002 ABS Specialty Co., Ltd. (4)	Korea	3.00%

(1)	Direct and indirect ownership are combined. Cumulative losses applicable to minority interest that exceed minority interest in the subsidiaries’ capital are charged against majority interest.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

(2)	Hanvit SPC 2nd, 3rd, LSF Hanvit, Hanvit LSP, LSF Peace Holdings, LSF Peace Investment, LSF Peace Indonesia and Kyongeun SPC 1st loan securitization vehicles established in 2000, have been included in the consolidated financial statements of the Company as of December 31, 2000, 2001 and 2002, respectively, as the majority owner has only a nominal capital investment.
(3)	Woori SPC 1st, Woori SPC 2nd, Hanvit SPC 5th-11th, Hanvit CKH, Kyongeun SPC 2nd, Peace SPC 1st, Woori Card SPC 1st loan securitization vehicles established in 2001, have been included in the consolidated financial statements of the Company as of December 31, 2001 and 2002 as the majority owner of each vehicle has only a nominal capital investment.
(4)	Woori SPC 3rd, Woori Ship Mortgage 1st, Woori More 1st, Woori More 2nd and WCC Consumer Finance 2002 loan securitization vehicles established in 2002 were included in the consolidated financial statements of the Company as of December 31, 2002 as the majority owner of each vehicle has only a nominal capital investment.

All holdings are in the common shares of the subsidiary concerned.

40.    Segment Reporting

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The Company has five reportable segments: Woori Bank and its subsidiaries, Kyongnam Bank and its subsidiaries, Kwangju Bank, Woori Card and its subsidiaries and Woori Investment Bank and its subsidiaries. The Company’s reportable segments are managed separately because of each entities’ history of operating as independent financial institutions prior to their acquisition by KDIC and the Company. These reportable segments are based on individual entity, and provide the basis on which the Company reports its segment information:

•	Woori Bank and its subsidiaries—Woori Bank has 16 subsidiaries, which are comprised of 1 domestic company, 2 overseas companies and 13 special purpose entities. Woori Bank is engaged in the commercial banking business and foreign exchange operations.

•	Kyongnam Bank and its subsidiaries—Kyongnam Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southeastern part of Korea. Kyongnam Bank has 2 special purpose entities.

•	Kwangju Bank—Kwangju Bank is engaged in the commercial banking business and foreign exchange operations. It primarily operates in the southwestern part of Korea.

•	Woori Card and its subsidiaries—Woori Credit Card Co., Ltd. is engaged in the credit card business only. Also, Woori Credit Card Co., Ltd. has 1 domestic subsidiary and 8 special purpose entities.

•	Woori Investment Bank—Woori Investment Bank provides financial intermediary services under the Korean Short-Term Financial Business Law.

Other operations of the Company comprise certain subsidiary activities including assets management activities, securities trading, brokerage activities, information system activities and none of which constitutes a separately reportable segment. The segment information presented below is based on Korean GAAP since that is the information used by the chief operating decision maker to allocate resources and evaluate performance of the segments. Korean GAAP differs from U.S. GAAP in several respects. Operating revenues and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each respective segment. Transactions between the business segments are reflected on the terms established by management.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

Summaries of the business segment results in 2000, 2001 and 2002 are shown in the following table.

	Korean Won (in millions)
Year ended December 31, 2000	Woori Bank	Woori Investment Bank	Total	Elimination	Total
Operating income	11,004,885	223,357	11,228,242	—	11,228,242
Operating expenses	13,537,408	220,217	13,757,625	—	13,757,625

Segment result	(2,532,523)	3,140	(2,529,383)	—	(2,529,383)

Interest and dividend income	5,672,895	40,614	5,713,509	—	5,713,509
Interest expense	4,508,533	44,607	4,553,140	—	4,553,140

Net interest income	1,164,362	(3,993)	1,160,369	—	1,160,369
Provision for loan losses, guarantees and acceptances	4,246,167	—	4,246,167	—	4,246,167
Non-interest income	3,149,759	182,744	3,332,503	—	3,332,503
Non-interest expenses	4,510,776	173,594	4,684,370	—	4,684,370

Net non-interest income (loss)	(1,361,017)	9,150	(1,351,867)	—	(1,351,867)
Depreciation and amortization	271,932	2,017	273,949	—	273,949
Extraordinary gain	2,182,231	—	2,182,231	—	2,182,231

Net income (loss) before tax	(2,532,523)	3,140	(2,529,383)	—	(2,529,383)
Income tax expense	28,901	—	28,901	—	28,901
Minority interest	(236,223)	—	(236,223)	—	(236,223)

Net income (loss) for the period	(2,325,201)	3,140	(2,322,061)	—	(2,322,061)
U.S. GAAP adjustments	653,696	(55,435)	598,261	908,737	1,506,998

Consolidated net loss	(1,671,505)	(52,295)	(1,723,800)	908,737	(815,063)

Segments’ total assets	72,782,061	8,242,997	81,025,058	—	81,025,058
U.S. GAAP adjustments	3,042,828	(3,475,778)	(432,950)	16,843,326	16,410,376

Segments’ total assets	75,824,889	4,767,219	80,592,108	16,843,326	97,435,434

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won (in millions)
Year ended December 31, 2001	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Woori Investment Bank	Other	Subtotal before Elimination	Elimination (1)	Total
Operating income	8,398,004	761,088	583,419	647,433	639,472	1,153,944	12,183,360	(833,516)	11,349,844
Operating expenses	7,746,645	691,930	517,073	919,058	601,473	406,194	10,882,373	(96,947)	10,785,426

Segment result	651,359	69,158	66,346	(271,625)	37,999	747,750	1,300,987	(736,569)	564,418

Interest and dividend income	4,700,265	564,985	441,476	299,527	137,567	74,749	6,218,569	(22,540)	6,196,029
Interest expense	3,284,498	387,026	309,239	340,057	152,784	45,896	4,519,500	(23,581)	4,495,919

Net interest income	1,415,767	177,959	132,237	(40,530)	(15,217)	28,853	1,699,069	1,041	1,700,110
Provision for loan losses, guarantees and acceptances	1,636,343	89,612	28,847	134,358	—	27,529	1,916,689	231,655	2,148,344
Non-interest income	3,697,739	196,103	141,944	347,906	501,905	1,079,195	5,964,792	(810,976)	5,153,816
Non-interest expenses	2,689,912	205,255	169,009	434,679	446,759	321,981	4,267,595	(324,510)	3,943,085

Net non-interest income (loss)	1,007,827	(9,152)	(27,065)	(86,773)	55,146	757,214	1,697,197	(486,466)	1,210,731
Depreciation and amortization	135,892	10,037	9,979	9,964	1,930	10,788	178,590	19,489	198,079
Extraordinary gain	—	—	—	—	—	—	—	—	—

Net income (loss) before tax	651,359	69,158	66,346	(271,625)	37,999	747,750	1,300,987	(736,569)	564,418
Income tax expense	(75,068)	—	—	(120,960)	1,752	22,078	(172,198)	—	(172,198)
Minority interest	21,075	—	—	—	1,541	—	22,616	27,713	50,329

Net income (loss) for the period	705,352	69,158	66,346	(150,665)	34,706	725,672	1,450,569	(764,282)	686,287
U.S. GAAP adjustments	(249,220)	93,905	(32,126)	(294,189)	64,170	(991,379)	(1,408,839)	590,251	(818,588)

Consolidated net income (loss)	456,132	163,063	34,220	(444,854)	98,876	(265,707)	41,730	(174,031)	(132,301)

Segments’ total assets	77,849,059	8,779,858	7,096,613	1,348,675	2,699,504	7,078,051	104,851,760	(6,062,292)	98,789,468
U.S. GAAP adjustments	3,710,180	101,120	49,851	284,779	(27,842)	2,121,483	6,239,571	(4,346,414)	1,893,157

Segments’ total assets	81,559,239	8,880,978	7,146,464	1,633,454	2,671,662	9,199,534	111,091,331	(10,408,706)	100,682,625

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

	Korean Won (in millions)
Year ended December 31, 2002	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Woori Investment Bank	Other	Subtotal before Elimination	Elimination (1)	Total
Operating income	7,159,795	789,971	592,517	921,453	471,340	1,453,343	11,388,419	(1,224,314)	10,164,105
Operating expenses	6,552,833	707,729	517,678	1,072,872	482,077	920,988	10,254,177	(544,955)	9,709,222

Segment result	606,962	82,242	74,839	(151,419)	(10,737)	532,355	1,134,242	(679,359)	454,883

Interest and dividend income	4,994,765	575,884	498,500	298,825	83,418	122,655	6,574,047	(78,006)	6,496,041
Interest expense	2,747,467	345,559	289,684	189,024	99,263	162,355	3,833,352	(77,038)	3,756,314

Net interest income	2,247,298	230,325	208,816	109,801	(15,845)	(39,700)	2,740,695	(968)	2,739,727
Provision for loan losses, guarantees and acceptances	1,192,144	126,058	64,721	452,288	96,862	219,488	2,151,561	(147,332)	2,004,229
Non-interest income	2,165,030	214,087	94,017	622,628	387,922	1,330,688	4,814,372	(1,146,308)	3,668,064
Non-interest expenses	2,525,257	227,607	155,300	430,777	284,424	524,182	4,147,547	(335,837)	3,811,710

Net non-interest income (loss)	(360,227)	(13,520)	(61,283)	191,851	103,498	806,506	666,825	(810,471)	(143,646)
Depreciation and amortization	87,965	8,505	7,973	783	1,528	14,963	121,717	15,252	136,969
Extraordinary gain	—	—	—	—	—	—	—	—	—

Net income (loss) before tax	606,962	82,242	74,839	(151,419)	(10,737)	532,355	1,134,242	(679,359)	454,883
Income tax expense	(175,116)	—	—	—	—	16,424	(158,692)	—	(158,692)
Minority interest	2,515	—	—	—	—	281	2,796	19,191	21,987

Net income (loss) for the period	779,563	82,242	74,839	(151,419)	(10,737)	515,650	1,290,138	(698,550)	591,588
U.S. GAAP adjustments	1,451,919	35,745	(8,838)	(380,912)	19,655	(732,726)	384,843	37,457	422,300

Consolidated net income (loss)	2,231,482	117,987	66,001	(532,331)	8,918	(217,076)	1,674,981	(661,093)	1,013,888

Segments’ total assets	89,356,174	10,026,839	8,068,536	4,704,214	2,151,436	8,495,014	122,802,213	(7,958,680)	114,843,533
U.S. GAAP adjustments	1,353,532	(76,217)	(23,061)	1,786,926	169,432	1,973,045	5,183,657	(2,984,114)	2,199,543

Segments’ total assets	90,709,706	9,950,622	8,045,475	6,491,140	2,320,868	10,468,059	127,985,870	(10,942,794)	117,043,076

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under the management reporting system.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

The allowance for loan losses for each of the segments as of December 31, 2000, 2001 and 2002 is summarized as follows.

	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Credit Card	Woori Investment Bank	Other	Total
As of December 31, 2000
Allowance for loan losses	4,496,111	515,509	310,062	281,193	854,319	—	6,457,194
Allowance for guarantee and acceptance	845,316	59,554	3,587	31,437	101,317	—	1,041,211
Allowance for repurchase obligation	616,902	56,535	10,745	—	—	—	684,182

	5,958,329	631,598	324,394	312,630	955,636	—	8,182,587

As of December 31, 2001
Allowance for loan losses	2,689,326	300,096	75,322	140,821	163,503	954,339	4,323,407
Allowance for guarantee and acceptance	416,233	32,061	13,540	20,562	41,566	—	523,962
Allowance for repurchase obligation	362,099	21,939	4,234	—	—	—	388,272

	3,467,658	354,096	93,096	161,383	205,069	954,339	5,235,641

As of December 31,2002
Allowance for loan losses	2,706,232	187,238	115,584	623,440	21,405	116,457	3,770,356
Allowance for guarantee and acceptance	280,408	29,878	20,683	149,199	47,173	—	527,341
Allowance for repurchase obligation	326,282	37,363	1,164	3,796	—	—	368,605

	3,312,922	254,479	137,431	776,435	68,578	116,457	4,666,302

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

41.    Trust Accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust accounts are classified into performance based trusts and guaranteed trusts.

For performance based trusts, amounts due to trust beneficiaries are based solely on the interest, dividends and gains/losses on asset sales. The performance based trusts do not represent assets and liabilities of the Company, are recorded in separate accounts from those of the banking business and are excluded from the consolidated financial statements.

Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on Guaranteed Fixed Rate Money Trusts. As a result of these guarantees, the potential risk and rewards generated from guaranteed trusts are transferred to the Company, therefore, such trusts are subject to consolidation by the Company. The accounts of such trusts are included in the accompanying financial statements. Total assets of the consolidated trust accounts as of December 31, 2000, 2001 and 2002 were 3,232,746 million Won, 2,274,251 million Won and 2,103,446 million Won, respectively, and mainly consist of trading securities, loans and other assets. Liabilities of the trust accounts which consist of deposits from customers were 1,090,402 million Won, 2,000,244 million Won and 1,776,405 million Won, as of December 31, 2000, 2001 and 2002, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001 and 2002

42.    Subsequent Events

As of February 10, 2003, Woori Bank entered into an agreement with U.S.-based National Pan Bancshares Inc. to acquire New Jersey’s Panasia Bank N.A. for US$34.5 million in cash. Prior to the closing, which is scheduled to occur in September 2003, Woori Bank will invest up to US$15 million in connection with a capital increase by Panasia Bank. In August 2003, the U.S. Federal Reserve Board approved Woori Bank’s purchase of Panasia Bank, which was the final regulatory approval required for the consummation of the acquisition. Panasia Bank was established in 1993 as the first Asian-American owned lender in the U.S. and is one of the largest banks specializing in service to the Korean-American community in the eastern U.S. As of December 31, 2002, total assets and liabilities of Panasia Bank were US$214 million and US$190 million, respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

	Korean won				US dollars (Note 2)
	June 30, 2003		December 31, 2002		June 30, 2003		December 31, 2002
	(In millions)				(In thousands)
ASSETS
Cash and due from banks (Notes 3, 4 and 22)	(Won)	5,720,398	(Won)	6,568,852	US$	4,794,567	US$	5,505,701
Trading securities (Notes 4 and 5)		3,565,320		2,943,800		2,988,283		2,467,354
Available-for-sale securities (Notes 4 and 6)		13,317,072		13,383,607		11,161,740		11,217,506
Held-to-maturity securities (Notes 4 and 7)		10,206,234		10,026,926		8,554,383		8,404,095
Investments accounting for using the equity method (Note 8)		127,979		98,176		107,266		82,286
Loans, net of allowances for possible loan losses and present value discounts (Notes 9, 10, 22, and 24)		81,581,734		73,604,113		68,377,952		61,691,487
Fixed assets (Note 11)		2,678,750		2,796,183		2,245,202		2,343,628
Other assets (Notes 4, 12 and 22)		5,450,266		5,421,877		4,568,154		4,544,362

	(Won)	122,647,753	(Won)	114,843,534	US$	102,797,547	US$	96,256,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits (Notes 13 and 22)		85,570,803		78,917,388		71,721,401		66,144,823
Borrowings (Notes 14 and 22)		13,603,947		13,839,614		11,402,185		11,599,710
Debentures, net of discounts and reconciliation for conversion right, and added redemption premium and long-term accrued interest (Note 15)		10,920,954		10,792,932		9,153,427		9,046,125
Other liabilities (Notes 16 and 22)		6,425,845		5,978,833		5,385,839		5,011,175

		116,521,549		109,528,767		97,662,852		91,801,833

SHAREHOLDERS’ EQUITY (Note 17)
Common stock		3,877,525		3,839,074		3,249,958		3,217,730
Capital surplus		28,289		25,029		23,711		20,978
Retained earnings (Net income of 406,842 million for six months ended June 30, 2003 and 591,588 million for the year ended December 31, 2002)		1,501,755		1,151,113		1,258,700		964,808
Capital adjustments		483,263		54,506		405,048		45,685
Minority interests		235,372		245,045		197,278		205,385

		6,126,204		5,314,767		5,134,695		4,454,586

	(Won)	122,647,753	(Won)	114,843,534	US$	102,797,547	US$	96,256,419

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Korean won								US dollars (Note 2)
	2003				2002				2003				2002
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
Operating revenue interest income (Note 22):
Interest on due from banks	(Won)	11,848	(Won)	22,799	(Won)	16,745	(Won)	30,480	US$	9,931	US$	19,109	US$	14,034	US$	25,547
Interest and dividends on trading securities		37,309		73,937		63,803		105,933		31,271		61,970		53,477		88,788
Interest and dividends on available-for-sale securities		487,015		678,781		332,359		453,802		408,193		568,923		278,568		380,355
Interest and dividends on held-to-maturity securities		102,946		426,816		98,433		353,472		86,284		357,737		82,502		296,264
Interest on loans		1,308,361		2,519,602		1,115,540		2,099,739		1,096,606		2,111,811		934,993		1,759,902
Other		27,208		48,968		7,209		24,515		22,804		41,043		6,042		20,547

		1,974,687		3,770,903		1,634,089		3,067,941		1,655,089		3,160,593		1,369,616		2,571,403

Fee income (Note 22):
Commissions		156,851		304,223		90,153		252,596		131,465		254,985		75,562		211,714
Commissions received on credit cards		127,310		285,765		292,928		593,584		106,705		239,515		245,518		497,514
Guarantee fees		5,960		12,009		5,557		12,541		4,995		10,065		4,658		10,511
Other		6,724		11,667		3,075		9,355		5,636		9,779		2,577		7,841

		296,845		613,664		391,713		868,076		248,801		514,344		328,315		727,580

Other operating revenue (Note 22):
Gain on trading securities		42,488		70,330		9,040		108,752		35,612		58,947		7,577		91,151
Gain on redemption of available-for-sales securities		25,280		36,978		1,048		1,048		21,189		30,993		878		878
Gain on foreign exchange		93,705		203,560		94,932		151,069		78,539		170,614		79,568		126,620
Gain on derivatives		154,533		390,482		248,638		363,896		129,522		327,284		208,397		305,000
Trust management fees		12,733		28,769		18,081		35,458		10,672		24,113		15,155		29,719
Reversal of allowance for possible losses		3,482		63,528		58,172		78,505		2,918		53,246		48,757		65,799
Other		19,674		27,325		192,175		269,714		16,490		22,903		161,072		226,062

		351,895		820,972		622,086		1,008,442		294,942		688,100		521,404		845,229

		2,623,427		5,205,539		2,647,888		4,944,459		2,198,832		4,363,037		2,219,335		4,144,212

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Korean won								US dollars (Note 2)
	2003				2002				2003				2002
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
Operating expenses interest expense (Note 22):
Interest on deposits	(Won)	(692,917)	(Won)	(1,387,837)	(Won)	(631,453)	(Won)	(1,318,521)	US$	(580,770)	US$	(1,163,219)	US$	(529,253)	US$	(1,105,122)
Interest on borrowings		(99,614)		(197,383)		(114,905)		(239,177)		(83,492)		(165,437)		(96,308)		(200,466)
Interest on debentures		(164,434)		(330,764)		(125,466)		(217,263)		(137,821)		(277,231)		(105,160)		(182,100)
Interest on others		(17,413)		(28,249)		(48,314)		(60,329)		(14,595)		(23,677)		(40,495)		(50,565)

		(974,378)		(1,944,233)		(920,138)		(1,835,290)		(816,678)		(1,629,564)		(771,216)		(1,538,253)

Other operating expenses (Note 22):
Commissions		(65,186)		(128,434)		(111,738)		(207,558)		(54,635)		(107,647)		(93,654)		(173,965)
Provision for possible losses		(638,035)		(1,148,992)		(350,374)		(1,036,394)		(534,770)		(963,031)		(293,667)		(868,657)
Salaries, employee benefits and provision for severance benefits		(280,163)		(560,577)		(225,184)		(484,481)		(234,819)		(469,849)		(188,739)		(406,069)
Depreciation and amortization		(49,843)		(94,905)		(42,519)		(85,058)		(41,776)		(79,544)		(35,637)		(71,292)
Loss on foreign exchange		(84,940)		(167,823)		(114,133)		(138,453)		(71,193)		(140,661)		(95,661)		(116,045)
Loss on derivatives		(124,615)		(353,786)		(217,766)		(324,859)		(104,446)		(296,527)		(182,521)		(272,281)
Loss on trading securities		(582)		(40,558)		(84,208)		(52,187)		(488)		(33,994)		(70,579)		(43,741)
Loss on redemption of available-for-sales securities		(22,845)		(25,352)		(10,601)		(10,774)		(19,148)		(21,249)		(8,885)		(9,030)
Taxes and dues		(20,235)		(37,624)		(29,251)		(60,476)		(16,960)		(31,535)		(24,517)		(50,688)
Advertising		(12,931)		(22,654)		(34,014)		(49,862)		(10,838)		(18,988)		(28,509)		(41,792)
Stock compensation		(406)		(812)		—		—		(340)		(681)		—		—
Rent		(19,682)		(39,671)		(15,726)		(28,706)		(16,497)		(33,250)		(13,181)		(24,060)
Entertainment		(2,373)		(5,480)		(2,444)		(5,272)		(1,989)		(4,593)		(2,048)		(4,419)
Telecommunications		(11,186)		(21,405)		(19,889)		(35,484)		(9,376)		(17,941)		(16,670)		(29,741)
Service fees		(21,874)		(43,656)		(49,254)		(65,999)		(18,334)		(36,590)		(41,282)		(55,317)
Other administrative		(110,662)		(208,334)		(95,266)		(226,807)		(92,752)		(174,616)		(79,848)		(190,099)

		(1,465,558)		(2,900,063)		(1,402,367)		(2,812,370)		(1,228,361)		(2,430,696)		(1,175,398)		(2,357,196)

		(2,439,936)		(4,844,296)		(2,322,505)		(4,647,660)		(2,045,039)		(4,060,260)		(1,946,614)		(3,895,449)

Operating income		183,491		361,243		325,383		296,799		153,793		302,777		272,721		248,763
Non-operating income (Note 19)		163,729		348,430		114,232		204,410		137,231		292,038		95,743		171,327
Non-operating expenses (Note 19)		(44,798)		(184,466)		(209,140)		(355,060)		(37,548)		(154,611)		(175,291)		(297,595)

Ordinary income		302,422		525,207		230,475		146,149		253,476		440,204		193,173		122,495
Extraordinary gains		—		—		1,285		1,285		—		—		1,077		1,077

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Korean won								US dollars (Note 2)
	2003				2002				2003				2002
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
Income before income tax expense and minority interests	(Won)	302,422	(Won)	525,207	(Won)	231,760	(Won)	147,434	US$	253,476	US$	440,204	US$	194,250	US$	123,572
Income tax expense		(72,851)		(121,814)		(10,402)		(30,231)		(61,060)		(102,099)		(8,718)		(25,338)

Income before minority interests		229,571		403,393		221,358		117,203		192,416		338,105		185,532		98,234
Minority interests, net		(3,948)		3,449		(5,800)		(35,421)		(3,309)		2,891		(4,861)		(29,688)

Net income	(Won)	225,623	(Won)	406,842	(Won)	215,558	(Won)	81,782	US$	189,107	US$	340,996	US$	180,671	US$	68,546

Basic ordinary income per common share (Note 20)	(Won)	294	(Won)	530	(Won)	292	(Won)	111	US$	0.25	US$	0.44	US$	0.24	US$	0.09

Basic net income per common share (Note 20)	(Won)	294	(Won)	530	(Won)	293	(Won)	112	US$	0.25	US$	0.44	US$	0.25	US$	0.09

Diluted ordinary income per common share (Note 20)	(Won)	287	(Won)	521	(Won)	291	(Won)	110	US$	0.24	US$	0.44	US$	0.24	US$	0.09

Diluted net income per common share (Note 20)	(Won)	287	(Won)	521	(Won)	292	(Won)	111	US$	0.24	US$	0.44	US$	0.24	US$	0.09

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003

	Korean won				US dollars (Note 2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)				(In thousands)
Cash flows from operating activities:
Net income	(Won)	225,623	(Won)	406,842	US$	189,107	US$	340,996

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for possible losses		638,035		1,148,992		534,770		963,031
Provision for severance benefits		20,155		48,317		16,894		40,497
Depreciation and amortization		49,843		94,905		41,776		79,544
Interest expense		693		730		582		613
Loss on derivatives		124,615		353,786		104,446		296,527
Loss on trading securities		582		40,558		488		33,994
Loss on redemption of available-for-sale securities		22,845		25,352		19,148		21,249
Stock compensation cost		406		812		340		681
Loss on disposal of tangible assets		574		882		481		739
Loss on disposal of available-for-sale securities		5,045		16,899		4,228		14,164
Loss on impairment of available-for-sale securities		10,191		48,574		8,542		40,712
Loss on sale of loans		7,507		38,719		6,292		32,452
Loss on valuation of the Stock Market Stabilization Fund		—		1,250		—		1,048
Loss on impairment of intangible assets		—		37,052		—		31,055
Minority interests gain		3,948		—		3,309		—
Gain on trading securities		(42,488)		(70,330)		(35,612)		(58,947)
Gain on redemption of available-for-sale securities		(25,280)		(36,978)		(21,189)		(30,993)
Gain on derivatives		(154,533)		(390,482)		(129,522)		(327,284)
Reversal of allowance for possible losses		(3,482)		(63,528)		(2,918)		(53,246)
Gain on disposal of tangible assets		(5,461)		(15,370)		(4,577)		(12,882)
Gain on valuation using the equity method of accounting		(15,176)		(20,973)		(12,720)		(17,579)
Gain on disposal of available-for-sale securities		(30,380)		(56,525)		(25,463)		(47,377)
Reversal of loss on impairment of available-for-sale securities		(48,462)		(119,523)		(40,619)		(100,179)
Reversal of loss on impairment of held-to-maturity securities		(1,323)		(2,254)		(1,109)		(1,889)
Gain on sale of loans		(32,430)		(83,654)		(27,181)		(70,115)
Minority interests loss		—		(3,449)		—		(2,891)

		525,424		993,762		440,386		832,924

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003

	Korean won				US dollars (Note 2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30	Six months ended June 30
	(In millions)				(In thousands)
Changes in operating assets and liabilities:
Decrease in present value discounts	(Won)	(15,767)	(Won)	(49,815)	US$ (13,215)	US$ (41,753)
Decrease in guarantee deposits		174,028		158,115	145,862	132,525
Increase in other accounts receivable		(179,058)		(262,906)	(150,078)	(220,355)
Decrease (increase) in accrued income		57,801		(80,099)	48,446	(67,135)
Decrease in prepaid expenses		37,066		9,085	31,067	7,615
Decrease in deferred income tax assets		62,310		107,741	52,225	90,303
Decrease (increase) in accounts receivable on disposal of assets		1,407		(10,670)	1,179	(8,943)
Decrease (increase) in domestic exchange settlements debits		(123,428)		45,359	(103,452)	38,018
Decrease in sundry assets		115,053		105,704	96,432	88,596
Payment of accrued severance benefits		(2,187)		(4,749)	(1,833)	(3,980)
Decrease in deposits in employee retirement trust		5,971		667	5,005	559
Decrease in transfers to the National Pension Fund		3		23	3	19
Decrease in allowance for possible losses on confirmed acceptances and guarantees		—		(6,356)	—	(5,327)
Decrease in other allowances		(196,056)		(247,972)	(164,325)	(207,838)
Decrease in borrowings from trust accounts		(29,814)		(64,200)	(24,989)	(53,809)
Decrease in foreign exchange remittance pending		(103,549)		(91,790)	(86,790)	(76,934)
Increase in domestic exchange remittance pending		478,422		654,653	400,991	548,699
Decrease in accounts payable		(150,350)		(9,903)	(126,016)	(8,300)
Increase (decrease) in income taxes payable		3,401		(1,876)	2,851	(1,572)
Increase (decrease) in accrued expenses		19,066		(11,276)	15,980	(9,451)
Decrease in unearned revenue		(4,560)		(12,670)	(3,822)	(10,619)
Decrease in deposits for letter of guarantees and others		(74)		(15,880)	(62)	(13,310)
Increase (decrease) in derivative instruments liabilities		(104,001)		20,614	(87,169)	17,277
Increase in deferred income taxes liabilities		1,005		1,504	842	1,261
Increase (decrease) in liabilities incurred by agency relationship		15,692		(30,609)	13,152	(25,656)
Increase (decrease) in accounts for agency businesses		(1,037,679)		72,932	(869,733)	61,128
Increase in sundry liabilities		141,750		125,576	118,808	105,251

		(833,548)		401,202	(698,641)	336,269

Net cash provided by (used in) operating activities		(82,501)		1,801,806	(69,148)	1,510,189

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003

	Korean won				US dollars (Note 2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions)				(In thousands)
Cash flows from investing activities:
Net increase in trading securities	(Won)	(359,820)	(Won)	(591,748)	US$	(301,584)	US$	(495,975)
Net decrease in available-for-sale securities		2,873,353		619,792		2,408,309		519,480
Net decrease (increase) in held-to-maturity securities		143,351		(177,054)		120,150		(148,398)
Net decrease (increase) in the equity method investments		6,549		(8,820)		5,489		(7,393)
Net increase in loans		(4,126,831)		(8,982,681)		(3,458,915)		(7,528,858)
Net decrease (increase) in tangible assets		(48,349)		37,039		(40,524)		31,044
Net increase in intangible assets		(29,181)		(44,555)		(24,458)		(37,344)
Net decrease in non operating assets		—		983		—		824
Net decrease in operating lease assets		2,020		3,508		1,693		2,940
Net decrease in leased assets		36		6,497		30		5,445
Net decrease (increase) in derivative instruments assets		105,926		(33,072)		88,782		(27,719)

Net cash used in investing activities		(1,432,946)		(9,170,111)		(1,201,028)		(7,685,954)

Cash flows from financing activities:
Net increase in deposits	(Won)	3,402,235	(Won)	6,653,415	US$	2,851,592	US$	5,576,578
Net decrease in borrowings		(450,056)		(235,667)		(377,216)		(197,525)
Net decrease in debentures in local currency		(976,251)		(555,265)		(818,247)		(465,397)
Net increase in debentures in foreign currencies		110,835		685,768		92,897		574,778
Issuance of new shares		38,416		38,421		32,199		32,203
Payment of dividends		—		(57,261)		—		(47,993)
Increase in discount on stock issuance		(9)		(951)		(8)		(797)
Acquisition of treasury stocks by subsidiaries		(2,081)		(4,245)		(1,744)		(3,558)
Net decrease in minority interests		(3,248)		(4,364)		(2,723)		(3,658)

Net cash provided by financing activities	(Won)	2,119,841	(Won)	6,519,851	US$	1,776,750	US$	5,464,631

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		604,394		(848,454)		506,574		(711,134)
CASH AND DUE FROM BANKS, BEGINNING OF THE PERIOD		5,116,004		6,568,852		4,287,993		5,505,701

CASH AND DUE FROM BANKS, END OF THE PERIOD	(Won)	5,720,398	(Won)	5,720,398	US$	4,794,567	US$	4,794,567

See accompanying notes to consolidated financial statements

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES

GENERALLY ACCEPTED IN KOREA

For the Three-Month and Six-month Periods Ended June 30, 2003 and 2002

1.    General:

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter collectively referred to as the “Five Subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$3,048,607 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. However, as a result of several capital increases and exercises of warrants since incorporation, the Company’s common stock amounted to (Won)3,877,525 million (US$3,249,958 thousand), consisting of 775,504,910 common shares issued and outstanding as of June 30, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of June 30, 2003.

(2) Subsidiaries

The scope and general information pertaining to the Company’s consolidated subsidiaries do not materially differ from those in the immediately preceding year’s consolidated financial statements.

Subsidiaries as of June 30, 2003 are summarized as follows:

Investors	Investees	Number of shares owned	Percentage of owner- ship(%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank	552,880,000	100.0	December 31
“	Kyongnam Bank	51,800,000	99.9	December 31
“	Kwangju Bank	34,080,000	99.9	December 31
“	Woori Credit Card Co., Ltd. (*1)	274,600,000	100.0	December 31
“	Woori Investment Bank	498,240,000	100.0	March 31
“	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
“	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
“	Woori First Asset Securitization Specialty Co., Ltd	1,900	95.0	December 31
“	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
“	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
“	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
“	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
“	Woori America Bank	7,000,000	100.0	December 31
“	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	On March 27, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$167,631 thousand).

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-month Periods Ended June 30, 2003 and 2002

The scope and general information pertaining to the entities accounted for using the equity method do not materially differ from those in the immediately preceding year’s consolidated financial statements.

The entities accounted for using the equity method by the subsidiaries of the Company as of June 30, 2003 are summarized as follows:

Investors	Investees	Number of shares owned	Percentage of owner- ship(%)	Fiscal year end
Woori Bank and Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.7	December 31
Woori Bank, Kyongnam Bank, and Woori Investment Bank	Byucksan C&O Co., Ltd.	11,887,060	29.9	December 31
Woori Bank	Korea Finance Security Co., Ltd.	351,960	22.0	March 31
Woori F&I Co., Ltd.	Woori LB First Asset Securitization Specialty Co., Ltd.	480,000	30.0	December 31
“	Woori LB Second Asset Securitization Specialty Co., Ltd.	138,000	30.0	December 31
“	Woori LB Third Asset Securitization Specialty Co., Ltd.	414,000	30.0	December 31
“	Woori LB Fourth Asset Securitization Specialty Co., Ltd.	432,000	30.0	December 31
“	Woori LB Fifth Asset Securitization Specialty Co., Ltd. (*1)	2,340,000	30.0	December 31
“	Woori LB Sixth Asset Securitization Specialty Co., Ltd. (*1)	234,000	30.0	December 31
“	Woori F&I First Asset Securitization Specialty Co., Ltd. (*2)	300	30.0	December 31
“	Woori F&I Second Asset Securitization Specialty Co., Ltd. (*2)	300	30.0	December 31

(*1)	Acquisition date: March 11, 2003
(*2)	Acquisition date: June 30, 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidated Financial Statement Presentation

The Company and its subsidiaries maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company and its subsidiaries that conform with the accounting principles generally accepted in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, the accompanying financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,193.1 to US$1.00 the Base Rate announced by the Korean Financial

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

Telecommunications & Clearing Institute at June 30, 2003, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying interim financial statements, unless the matters set forth below, are not different materially from those used in preparing the consolidated financial statements for the year ended December 31, 2002 except as discussed below.

Statement of Korea Accounting Standards (“SKAS”) No. 2—“Interim Financial Reporting”

SKAS No. 2—“Interim Financial Reporting” requires that interim financial statements should comparatively present the balance sheets and the statements of income and cash flows. However, the accompanying statements of cash flows are not presented comparatively in accordance with the transition provision of SKAS No. 2.

SKAS No. 8—“Securities”

SKAS No. 8—“Securities” that revised the accounting and reporting for securities, is effective for the fiscal year beginning after December 31, 2002. The Company and its subsidiaries adopted SKAS No. 8 on January 1, 2003 and applied it retroactively, reclassifying the accounts relating to securities in the consolidated financial statements for the year ended December 31, 2002, presented for comparative purposes in the accompanying consolidated financial statements. Such reclassification did not have an effect on the total assets, retained earnings, or net income in the consolidated financial statements for the year ended December 31, 2002.

The Company and its subsidiaries classify securities on the balance sheet as trading, available-for-sale, or held-to-maturity, based on their intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. Debt securities, when the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, are classified as held-to-maturity. All other securities are classified as available-for-sales.

a.    Valuation of trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

b.    Valuation of available-for-sale securities

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the accumulated unrealized gains or losses are reflected to net income when the securities are sold or written downs. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the declines, estimating the recoverable

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

value of individual available-for-sale securities unless such write-downs are determined not necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

c.    Valuation of held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

d.    Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities, and any excess is included in capital adjustment as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the reversal of the impairment, the increases in the fair value are recorded on capital adjustments. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as reversal of loss on impairment of held-to-maturity securities.

e.    Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity and held-to-maturity securities can be reclassified to available-for-sale. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay, or reclassify held-to-maturity securities to available-for-sale within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading. Nevertheless, trading securities can be reclassified to available-for-sale only when the fair value of the trading securities cannot be readily determinable.

When held-to-maturity securities are reclassified to available-for-sale, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in capital adjustment as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on capital adjustment and will be amortized using the effective interest method and be charged to interest income by maturity. The difference between the fair value on the reclassification date and face value of the securities reclassified to held-to-maturity is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable, the securities are reclassified to available-for-sale at the latest fair value.

f.    The effect of accounting change for adoption of SKAS No. 8

Up until the prior fiscal year, increases in fair values of impaired available-for-sale securities that were not objectively regarded as a reversal of impairment loss event were not accounted for as a capital adjustment.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

However, as explained above, since SKAS No. 8 was newly adopted on January 1, 2003, (Won)160 billion (US$134 million) of gain on valuation of available-for-sale securities relating to securitization subordinated bonds and (Won)230 billion (US$193 million) of gain on valuation of impaired listed equity securities were recorded as capital adjustment as of June 30, 2003. In addition, the Company and its subsidiaries recorded (Won)5 billion (US$4 million) of gains on valuation of the Stock Market Stabilization Fund as capital adjustment as of June 30, 2003.

SKAS No. 9 —“Convertible Securities”

SKAS No. 9 —“Convertible Securities”, revises the accounting and reporting for convertible securities. The statement requires the recognition of the value of convertible rights when convertible bonds are issued. SKAS No. 9 is effective for the fiscal year beginning after December 31, 2002. Accordingly, the Company and its subsidiaries recognized the consideration for convertible rights by computing the issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for convertible rights is recorded in other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for convertible rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. In accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds. The Company and its subsidiaries do not believe that the effect, which would arise from implementing the SKAS No. 9 retroactively for the convertible bonds, on the consolidated financial statements is material.

3.    Restricted Due from Banks:

Restricted due from banks as of June 30, 2003 are as follows:

Financial institution	Korean won		US dollars (Note 2)		Reason of restriction
	(In millions)		(In thousands)
Due from banks in local currency
Bank of Korea	(Won)	1,363,494	US$	1,142,816	Banking law
Korea Stock Exchange and others		591		495	Indemnity fund and other
Korea Securities Finance Corporation and others		168		141	Regulation of securities supervisory
KB and others		5,081		4,259	Collateral for guarantees and other
Others		8,912		7,470

		1,378,246		1,155,181

Due from banks in foreign currencies
Bank of Korea and others		123,959		103,897	Banking law
Bank of Japan and others		4,436		3,718	Reserve deposits on oversea banks
Lehman Brothers		53,097		44,503	Collateral for credit derivatives
Bank of Indonesia and others		4,578		3,837	Reserve deposits
Bangladesh Bank and others		14,556		12,200	Reserve deposits on overseas banks

		200,626		168,155

	(Won)	1,578,872	US$	1,323,336

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

4.    Collateralized Assets:

Collateralized assets as of June 30, 2003 are as follows:

Financial institution	Collateralized assets	Korean won		US dollars (Note 2)		Reason of collateral
		(In millions)		(In thousands)
Bank of Korea	Securities	(Won)	4,619,170	US$	3,871,570	Collateral borrowings,
						settlement risk and others
Deutsche Bank H.K. and others	Securities		1,304,800		1,093,622	Collateral for borrowings in
						foreign currencies
Lehman Brothers and others	Due from banks and securities		117,097		98,145	Trading credit derivatives
Korea Asset Management Co.	Securities		238,955		200,281	Loans sold
Samsung Futures Trading Co. and others	Securities		21,163		17,738	Futures maintenance margin
Korea Stock Exchange and others	Securities		9,062		7,595	Index futures
Federal Reserve Bank	Securities		3,579		3,000	Guarantee for FRB Discount Window and others
Non-performing Asset Management Fund	Securities		2,681		2,247	Collateral for repurchase of
						non-performing asset
Dongwon Securities Co., Ltd. and others	Securities		40,650		34,071	Futures maintenance margin
KB and others	Other guarantees		195,567		163,915	Asset backed securities issuance
Nova Scotia Bank	Securities		63,042		52,839	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		133,961		112,280	Borrowings in foreign
						currency
Express Bank	Securities		15,000		12,572	Borrowings in foreign currency
Bank of America	Securities		15,000		12,572	Borrowings in foreign currency
Kyongnam Bank (trust account)	Securities		490,075		410,758	Collateral for repurchase
Kwangju Bank (trust account)	Securities		453,000		379,683	Collateral for repurchase
Others	Securities and others		41,647		34,906

		(Won)	7,764,449	US$	6,507,794

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

5.    Trading Securities:

Trading securities as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Equity securities	(Won)	187,197	(Won)	64,805	US$	156,900	US$	54,317
Government bonds		620,250		633,923		519,864		531,324
Finance debentures		1,386,067		845,419		1,161,736		708,590
Local government bonds		68,580		57,584		57,480		48,264
Corporate bonds		723,416		849,810		606,333		712,271
Beneficiary certificates		516,951		305,625		433,284		256,160
Trading securities in foreign currencies		42,203		84,278		35,373		70,638
Others		20,656		102,356		17,313		85,790

	(Won)	3,565,320	(Won)	2,943,800	US$	2,988,283	US$	2,467,354

6.    Available-for-sale Securities:

Available-for-sale securities as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Equity securities	(Won)	1,075,226	(Won)	855,514	US$	901,203	US$	717,051
Equity investments		68,208		59,234		57,169		49,647
Government bonds		219,924		588,680		184,330		493,404
Finance debentures		3,861,518		4,084,754		3,236,542		3,423,648
Corporate bonds		3,968,958		4,376,450		3,326,593		3,668,133
Beneficiary certificates		1,418,276		1,799,518		1,188,732		1,508,271
Available-for-sale securities in foreign currencies		1,181,738		1,155,119		990,477		968,166
Others		1,523,224		464,338		1,276,694		389,186

	(Won)	13,317,072	(Won)	13,383,607	US$	11,161,740	US$	11,217,506

7.    Held-to-maturity Securities:

Held-to-maturity securities as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Government bonds	(Won)	1,242,592	(Won)	1,242,037	US$	1,041,482	US$	1,041,017
Finance debentures		1,214,152		755,202		1,017,645		632,974
Local government bonds		114,655		91,940		96,098		77,060
Corporate bonds		7,309,694		7,619,965		6,126,640		6,386,694
Held-to-maturity securities in foreign currencies		276,801		317,695		232,002		266,277
Others		48,340		87		40,516		73

	(Won)	10,206,234	(Won)	10,026,926	US$	8,554,383	US$	8,404,095

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

8.    Investments Accounted for the Equity Method:

(1)	Details of valuation of investment equity securities accounted for using the equity method of accounting as of June 30, 2003 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 01, 2003		Gain (loss) on valuation		Other changes		Balance of Jun. 30, 2003
BC Card Co., Ltd.	(Won)	12,472	(Won)	42,613	(Won)	2,909	(Won)	(1,456)	(Won)	44,066
Korea Finance Security Co., Ltd.		1,452		2,600		(8)		(1,122)		1,470
Byucksan C&O Co., Ltd.		39,078		38,202		6,163		2,474		46,839
Woori LB First Asset Securitization Specialty Co., Ltd.		2,400		10,019		5,441		(3,903)		11,557
Woori LB Second Asset Securitization Specialty Co., Ltd.		690		658		128		—		786
Woori LB Third Asset Securitization Specialty Co., Ltd.		2,070		2,003		2,516		—		4,519
Woori LB Fourth Asset Securitization Specialty Co., Ltd.		2,160		2,081		925		(39)		2,967
Woori LB Fifth Asset Securitization Specialty Co., Ltd.		11,700		—		3,195		11,700		14,895
Woori LB Sixth Asset Securitization Specialty Co., Ltd.		1,170		—		(296)		1,170		874
Woori F&I First Asset Securitization Specialty Co., Ltd.		3		—		—		3		3
Woori F&I Second Asset Securitization Specialty Co., Ltd.		3		—		—		3		3

	(Won)	73,198	(Won)	98,176	(Won)	20,973	(Won)	8,830	(Won)	127,979

(2)	Details of other changes as of June 30, 2003 are as follows (unit: Korean won in millions):

	Acquisition		Capital adjustment		Retained earnings		Dividends		Paid reduction of capital		Total
BC Card Co., Ltd.	(Won)	—	(Won)	(152)	(Won)	—	(Won)	(1,304)	(Won)	—	(Won)	(1,456)
Korea Finance Security Co., Ltd.		—		(172)		(207)		(106)		(637)		(1,122)
Byucksan C&O Co., Ltd.		—		3,289		357		(1,172)		—		2,474
Woori LB First Asset Securitization Specialty Co., Ltd.		—		3,936		—		(7,839)		—		(3,903)
Woori LB Fourth Asset Securitization Specialty Co., Ltd.		—		—		—		(39)		—		(39)
Woori LB Fifth Asset Securitization Specialty Co., Ltd.		11,700		—		—		—		—		11,700
Woori LB Sixth Asset Securitization Specialty Co., Ltd.		1,170		—		—		—		—		1,170
Woori F&I First Asset Securitization Specialty Co., Ltd.		3		—		—		—		—		3
Woori F&I Second Asset Securitization Specialty Co., Ltd.		3		—		—		—		—		3

	(Won)	12,876	(Won)	6,901	(Won)	150	(Won)	(10,460)	(Won)	(637)	(Won)	8,830

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(3)	As financial information of certain investees as of June 30, 2003 is not available, the latest financial statements of the investees are used as follows:

	Fiscal year end	Used financial statements
Korea Finance Security Co., Ltd.	March 31	May 31, 2003
Byucksan C&O Co., Ltd.	December 31	March 31, 2003

9.    Loans:

Loans as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Loans in local currency	(Won)	66,952,039	(Won)	59,730,472	US$	56,116,033	US$	50,063,257
Loans in foreign currencies		6,588,131		6,870,832		5,521,860		5,758,806
Bills bought in local currency		853,721		375,347		715,549		314,598
Bills bought in foreign currencies		3,790,472		3,339,736		3,176,994		2,799,209
Advances for customers		229,958		174,115		192,740		145,935
Credit card accounts		2,403,398		3,386,753		2,014,414		2,838,616
Bonds purchased under resale agreements		319,037		25,564		267,402		21,427
Call loans		1,964,155		605,052		1,646,262		507,126
Privately placed bonds		264,006		274,926		221,277		230,430
Factoring receivables		4,850		506,813		4,065		424,787
Loans to be converted to equity securities		57,964		57,516		48,583		48,207
Direct financing lease investment		200,073		242,561		167,692		203,303
Others		177,758		784,208		148,988		657,286

		83,805,562		76,373,895		70,241,859		64,012,987

Allowance for possible loan losses		(2,194,036)		(2,712,499)		(1,838,937)		(2,273,488)
Present value discounts		(29,792)		(57,283)		(24,970)		(48,012)

	(Won)	81,581,734	(Won)	73,604,113	US$	68,377,952	US$	61,691,487

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

10.    Allowance for Possible Loan Losses:

The allowances for possible loan losses as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003	Dec. 31, 2002
	(In millions)				(In thousands)
Loans in local currency	(Won)	987,213	(Won)	1,051,569	US$ 827,435	US$	881,375
Loans in foreign currencies		269,230		408,953	225,656		342,765
Bills bought in local currency		3		5,522	2		4,628
Bills bought in foreign currencies		204,191		145,712	171,143		122,129
Advances for customers		107,285		64,902	89,921		54,398
Credit card accounts		291,967		213,302	244,713		178,780
Privately placed bonds		27,180		12,231	22,781		10,251
Direct financing lease investment		3,463		3,610	2,903		3,026
Others		303,504		806,698	254,383		676,136

	(Won)	2,194,036	(Won)	2,712,499	US$ 1,838,937	US$	2,273,488

11.    Fixed Assets:

(1) Tangible	assets as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Land	(Won)	1,217,555	(Won)	1,316,866	US$	1,020,497	US$	1,103,735
Buildings		900,919		919,878		755,107		770,998
Equipment and furniture		696,909		653,165		584,116		547,452
Construction in process		1,305		4,107		1,094		3,442
Others		101,146		95,957		84,776		80,427

		2,917,834		2,989,973		2,445,590		2,506,054
Less: Accumulated depreciation		(671,345)		(640,235)		(562,689)		(536,615)

	(Won)	2,246,489	(Won)	2,349,738	US$	1,882,901	US$	1,969,439

(2) Intangible	assets as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Goodwill
Woori Finance Holdings Co., Ltd. (*1)	(Won)	321,837	(Won)	331,147	US$	269,748	US$	277,552
Woori Securities		—		325		—		272

		321,837		331,472		269,748		277,824

Negative goodwill
Woori Finance Holdings Co., Ltd. (*2)		(18)		(41)		(15)		(34)

Other intangible assets		110,216		107,361		92,378		89,985

	(Won)	432,035	(Won)	438,792	US$	362,111	US$	367,775

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(*1)	The difference of (Won)391,834 million (US$328,417 thousand) between the acquisition cost and the subsidiaries’ net assets acquired was classified as goodwill. Goodwill is amortized using the straight-line method over 20 years and the amortization for the six months ended June 30, 2003 and accumulated amortization as of June 30, 2003 are (Won)9,310 million (US$7,803 thousand) and (Won)47,415 million (US$39,741 thousand), respectively. In addition, there was a decrease of (Won)22,582 million (US$18,927 thousand) due to an adjustment in the acquisition costs of Woori Bank’s investment stock.
(*2)	The difference of (Won)117 million (US$98 thousand) between the acquisition cost and the subsidiaries’ net assets acquired was classified as negative goodwill. Negative goodwill is amortized using the straight-line method over 5 years and the amortization of (Won)24 million (US$20 thousand) for the six months ended June 30, 2003 was credited to current operations. The accumulated amortization as of June 30, 2003 was (Won)99 million (US$83 thousand).
(3)	There are no assets leased under financing lease agreements as of June 30, 2003 and carrying value of assets under financing lease agreements as of December 31, 2002 is (Won)6,497 million (US$5,445 thousand).
(4)	Carrying values of non-operating assets as of June 30, 2003 and December 31, 2002 were (Won)226 million (US$190 thousand) and (Won)1,156 million (US$969 thousand), respectively.

12.    Other Assets:

Other assets as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Guarantee deposits	(Won)	1,128,371	(Won)	1,286,486	US$	945,747	US$	1,078,272
Other accounts receivable		1,771,956		1,509,050		1,485,170		1,264,814
Accrued income		756,874		676,775		634,376		567,241
Prepaid expenses		31,522		40,607		26,420		34,035
Deferred income tax assets		317,190		424,931		265,853		356,157
Accounts receivable on disposal of assets		20,345		9,675		17,052		8,109
Derivative instruments assets		389,465		307,848		326,431		258,024
Domestic exchange settlements debits		795,819		841,178		667,018		705,036
Operating lease assets		2,555		5,778		2,141		4,843
Sundry assets		337,590		443,294		282,952		371,548

		5,551,687		5,545,622		4,653,160		4,648,079

Present value discount		(101,421)		(123,745)		(85,006)		(103,717)

	(Won)	5,450,266	(Won)	5,421,877	US$	4,568,154	US$	4,544,362

13.    Deposits:

Deposits as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Deposits in local currency	(Won)	80,909,340	(Won)	74,545,884	US$	67,814,383	US$	62,480,835
Deposits in foreign currencies		3,317,916		3,933,510		2,780,920		3,296,882
Certificates of deposit		1,343,547		437,994		1,126,098		367,106

	(Won)	85,570,803	(Won)	78,917,388	US$	71,721,401	US$	66,144,823

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

14.    Borrowings:

Borrowings as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Borrowings in local currency	(Won)	5,941,704	(Won)	6,156,397	US$	4,980,055	US$	5,160,001
Borrowings in foreign currencies		4,926,351		5,159,810		4,129,034		4,324,709
Bonds sold under repurchase agreements		1,978,627		1,548,517		1,658,391		1,297,894
Bills sold		110,489		71,446		92,607		59,882
Due to Bank of Korea in foreign currencies		7,132		10,561		5,978		8,852
Call money		635,867		890,019		532,954		745,972
Others		3,777		2,864		3,166		2,400

	(Won)	13,603,947	(Won)	13,839,614	US$	11,402,185	US$	11,599,710

15.    Debentures:

Debentures as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Debentures in local currency	(Won)	9,001,285	(Won)	9,597,597	US$	7,544,451	US$	8,044,252
Add: redemption premium		2,314		—		1,940		—
Less: reconciliation for conversion right		(3,036)		—		(2,545)		—
Less: discounts		(642,643)		(683,690)		(538,633)		(573,037)
Debentures in foreign currencies		2,581,690		1,894,609		2,163,850		1,587,972
Add: long-term accrued interest		1,245		354		1,044		297
Add: redemption premium		3,184		—		2,669		—
Less: reconciliation for conversion right		(4,943)		—		(4,143)		—
Less: discounts		(18,142)		(15,938)		(15,206)		(13,359)

	(Won)	10,920,954	(Won)	10,792,932	US$	9,153,427	US$	9,046,125

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

16.    Other Liabilities:

Other liabilities as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	177,564	(Won)	133,996	US$	148,826	US$	112,309
Less: deposits in employee retirement trust		(451)		(474)		(378)		(397)
Less: transfers to the National Pension Fund		(75,363)		(76,030)		(63,166)		(63,725)
Allowance for possible losses on confirmed acceptances and guarantees		92,065		60,012		77,165		50,299
Other allowances (Note 24)		197,420		475,538		165,468		398,573
Borrowings from trust accounts		712,663		776,863		597,320		651,130
Foreign exchange remittance pending		257,487		349,277		215,813		292,747
Domestic exchange remittance pending	(Won)	1,183,565	(Won)	528,912	US$	992,008	US$	443,309
Accounts payable		651,489		661,392		546,047		554,348
Income taxes payable		14,401		16,277		12,070		13,643
Accrued expenses		1,575,847		1,587,123		1,320,800		1,330,251
Unearned revenues		122,275		134,945		102,485		113,105
Deposits for letter of guarantees and others		121,068		136,948		101,474		114,783
Derivative liabilities		298,773		266,415		250,417		223,296
Deferred income tax liabilities		3,937		2,433		3,300		2,039
Liabilities incurred by agency relationship		249,570		280,179		209,178		234,833
Accounts for agency businesses		460,325		387,393		385,823		324,695
Sundry liabilities		383,210		257,634		321,189		215,937

	(Won)	6,425,845	(Won)	5,978,833	US$	5,385,839	US$	5,011,175

17.    Shareholders’ Equity:

(1)	Common stock

The Company’s common stock issued and outstanding as of June 30, 2003 and December 31, 2002 is summarized as follows:

	Jun. 30, 2003		Dec. 31, 2002
Authorized		2,400,000,000 shares		2,400,000,000 shares
Par value	(Won)	5,000	(Won)	5,000
Issued		775,504,910 shares		767,814,797 shares

The changes in the capital stock of the Company during the period from the establishment date to June 30, 2003 are as follows (unit: Korean won in millions):

Issuance date	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issue of new shares	36,000,000		180,000
2002	Exercise of warrants	4,356,188		21,781

		767,814,797		3,839,074
2003	Exercise of warrants	7,690,113		38,451

		775,504,910	(Won)	3,877,525

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(2)	Loss of subsidiaries in excess of minority interests

Minority interests’ portion of losses of subsidiaries in excesses of minority interests are charged to the Company’s retained earnings, not to minority interests. The losses of a subsidiary (Woori First Asset Securitization Specialty Co., Ltd.) in excess of minority interests as of June 30, 2003 and December 31, 2002 amounted to (Won)335 million (US$281 thousand) and (Won)6,594 million (US$5,527 thousand), respectively.

18.    Stock Options:

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock option to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted as of June 30, 2003 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	1,110,000 shares	1,560,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach	Fair value approach

(2)	The Company estimated stock option costs using the Black Scholes pricing model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(3)	The summary of stock option costs over the exercisable period is summarized as follows (unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	936	(Won)	2,310	(Won)	3,246
Recorded in 2002		39		96		135
Recorded in the first half of 2003		234		578		812
To be recorded thereafter		663		1,636		2,299

19.    Non-operating Income and Expenses:

(1)	Non-operating income for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won (In millions)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
Gain on disposal of tangible assets	(Won)	5,461	(Won)	15,370	(Won)	3,465	(Won)	3,933
Gain on valuation using the equity method		15,176		20,973		—		89
Rental income		1,898		3,090		1,154		2,328
Gain on disposal of available-for-sale securities		30,380		56,525		61,279		87,395
Reversal of loss on impairment of available-for-sale securities (Note 21)		48,462		119,523		2,090		11,903
Reversal of loss on impairment of held-to-maturity securities (Note 21)		1,323		2,254		345		345
Gain on valuation of the Stock Market Stabilization Fund		3,145		—		—		20,987
Gain on sale of loans		32,430		83,654		3,805		21,028
Others		25,454		47,041		42,094		56,402

	(Won)	163,729	(Won)	348,430	(Won)	114,232	(Won)	204,410

	US dollars (In thousands)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
Gain on disposal of tangible assets	US$	4,577	US$	12,882	US$	2,904	US$	3,296
Gain on valuation using the equity method		12,720		17,579		—		75
Rental income		1,591		2,590		967		1,951
Gain on disposal of available-for-sale securities		25,463		47,377		51,361		73,250
Reversal of loss on impairment of available-for-sale securities		40,619		100,179		1,752		9,977
Reversal of loss on impairment of held-to-maturity securities		1,109		1,889		289		289
Gain on valuation of the Stock Market Stabilization Fund		2,636		—		—		17,590
Gain on sale of loans		27,181		70,115		3,189		17,625
Others		21,335		39,427		35,281		47,274

	US$	137,231	US$	292,038	US$	95,743	US$	171,327

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(2)	Non-operating expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won (In millions)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
Loss on disposal of tangible assets	(Won)	574	(Won)	882	(Won)	11,246	(Won)	15,939
Loss on disposal of available-for-sale securities		5,045		16,899		9,369		34,078
Loss on impairment of available-for-sale securities (Note 21)		10,191		48,574		157,675		254,428
Loss on sale of loans		7,507		38,719		4,338		9,314
Loss on valuation of the Stock Market Stabilization Fund		—		1,250		17,057		332
Donations		157		255		—		216
Loss on impairment of intangible assets		—		37,052		—		—
Others		21,324		40,835		9,455		40,753

	(Won)	44,798	(Won)	184,466	(Won)	209,140	(Won)	355,060

	US dollars (In thousands)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
Loss on disposal of tangible assets	US$	481	US$	739	US$	9,426	US$	13,359
Loss on disposal of available-for-sale securities		4,228		14,164		7,853		28,563
Loss on impairment of available-for-sale securities		8,542		40,712		132,156		213,250
Loss on sale of loans		6,292		32,452		3,636		7,807
Loss on valuation of the Stock Market Stabilization Fund		—		1,048		14,296		278
Donations		132		214		—		181
Loss on impairment of intangible assets		—		31,055		—		—
Others		17,873		34,227		7,924		34,157

	US$	37,548	US$	154,611	US$	175,291	US$	297,595

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

20.    Earnings Per Common Share:

(1)	Basic consolidated ordinary income and net income per common share for the three-month and six-month periods ended June 30, 2003 are as follows:

	Korean won
	2003				2002
	Three-month		Six-month		Three-month		Six-month
	(In millions, except for income per share data)
Consolidated net income on common shares	(Won)	225,623	(Won)	406,842	(Won)	215,558	(Won)	81,782
Extraordinary gain		—		—		1,285		1,285
Income tax effect on extraordinary gain		—		—		396		396

Consolidated ordinary income on common shares	(Won)	225,623	(Won)	406,842	(Won)	214,669	(Won)	80,893

Weighted average number of common shares		767,944,624		767,880,412		734,729,608		731,094,109

Basic consolidated ordinary income per common share	(Won)	294	(Won)	530	(Won)	292	(Won)	111

Basic consolidated net income per common share	(Won)	294	(Won)	530	(Won)	293	(Won)	112

	US dollars (Note 2)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
	(In thousand, except for income per share data)
Consolidated net income on common shares	US$	189,107	US$	340,996	US$	180,671	US$	68,546
Extraordinary gain		—		—		1,077		1,077
Income tax effect on extraordinary gain		—		—		332		332

Consolidated ordinary income on common shares	US$	189,107	US$	340,996	US$	179,926	US$	67,801

Weighted average number of common shares		767,944,624		767,880,412		734,729,608		731,094,109

Basic consolidated ordinary income per common share	US$	0.25	US$	0.44	US$	0.24	US$	0.09

Basic consolidated net income per common share	US$	0.25	US$	0.44	US$	0.25	US$	0.09

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(2)	Diluted consolidated ordinary income and net income per common share for the three-month and six-month periods ended June 30, 2003 are as follows:

	Korean won
	2003				2002
	Three-month		Six-month		Three-month		Six-month
	(In millions, except for income per share data)
Diluted consolidated net income on common shares	(Won)	226,507	(Won)	408,146	(Won)	215,673	(Won)	82,012
Extraordinary gain		—		—		1,285		1,285
Income tax effect on extraordinary gain		—		—		396		396

Diluted consolidated ordinary income on common shares	(Won)	226,507	(Won)	408,146	(Won)	214,784	(Won)	81,123

Weighted average number of diluted and common shares		790,120,180		783,910,021		738,206,337		734,597,519

Basic diluted consolidated ordinary income per common share	(Won)	287	(Won)	521	(Won)	291	(Won)	110

Basic diluted consolidated net income per common share	(Won)	287	(Won)	521	(Won)	292	(Won)	111

	US dollars (Note 2)
	2003				2002
	Three-month		Six-month		Three-month		Six-month
	(In thousands, except for income per share data)
Diluted consolidated net income on common shares	US$	189,847	US$	342,089	US$	180,767	US$	68,738
Extraordinary gain		—		—		1,077		1,077
Income tax effect on extraordinary gain		—		—		332		332

Diluted consolidated ordinary income on common shares	US$	189,847	US$	342,089	US$	180,022	US$	67,993

Weighted average number of diluted and common shares		790,120,180		783,910,021		738,206,337		734,597,519

Basic diluted consolidated ordinary income per common share	US$	0.24	US$	0.44	US$	0.24	US$	0.09

Basic diluted consolidated net income per common share	US$	0.24	US$	0.44	US$	0.24	US$	0.09

(3)	Both of basic ordinary income per share and net income per common share for the year ended December 31, 2002 were (Won)789 and both of basic ordinary income (loss) per share and net income (loss) per common share for the three months ended March 31, 2003 and 2002 were (Won)236 and (Won)(184), respectively.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(4)	Common stock equivalents as of June 30, 2003 are as follows (unit: Korean won in millions and US dollars in thousands)

Item	Face value	Exercise period	Common stock to be issued	Remarks
Convertible bonds	US$ 36,000	Oct. 28, 2002 ~ Aug 27, 2005	5,914,180 shares	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313

Convertible bonds	US$ 16,000	Jan. 21, 2003 ~ Nov. 20, 2005	3,481,173 shares	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588

Convertible bonds	(Won)20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472 shares	Convert 1 share at (Won)5,380

Convertible bonds	US$ 39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914 shares	Using exchange rate of (Won)1,194.9, convert 1 shares at (Won)5,380

Stock options	—	Dec. 5, 2005 ~ Dec. 4, 2008	1,560,000 shares	(Note 18)

21.    Loss on Impairment of Securities and Reversal of the Impairment:

(1)	The details of loss on impairment of available-for-sale securities and the reversal of the impairment loss of available-for-sale and held-to-maturity securities sorted by subsidiaries for the six months ended June 30, 2003, are as follows (unit: Korean won in millions):

	Woori Bank		Kyongnam Bank		Woori Investment Bank		Woori Securities		Total
Loss on impairment:
Onse Telecom	(Won)	—	(Won)	—	(Won)	—	(Won)	14,400	(Won)	14,400
Hynix		10		336		—		—		346
ShinWoo Corporate Restructuring Vehicles		10,803		—		—		—		10,803
Daelim and others		3,795		—		—		—		3,795
Thrunet		—		—		410		—		410
Nara & Company		—		—		589		—		589
MS Electronics		—		—		287		—		287
Securities available-for-sales in foreign currencies		6,798		2,299		322		422		9,841
Other		—		4,449		2,717		937		8,103

	(Won)	21,406	(Won)	7,084	(Won)	4,325	(Won)	15,759	(Won)	48,574

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

	Woori Bank		Kyongnam Bank		Woori Investment Bank		Woori Securities		Total
Reversal of impairment:
Asset backed securities issued by Hanvit Fifth SPC	(Won)	39,400	(Won)	—	(Won)	—	(Won)	—	(Won)	39,400
Asset backed securities issued by Hanvit Sixth SPC		29,000		—		—		—		29,000
Asset backed securities issued by Hanvit Eighth SPC		9,150		—		—		—		9,150
Ssangyoung		—		—		29,400		—		29,400
Hynix		—		148		—		—		148
Hyundai Eng & Const		—		271		—		—		271
KNB2000-1 Asset Securitization Specialty		—		1,244		—		—		1,244
KNB-2 Asset Securitization Specialty		—		1,010		—		—		1,010
Securities available-for-sales in foreign currencies		1,109		—		—		—		1,109
Other		11,040		5		—		—		11,045

	(Won)	89,699	(Won)	2,678	(Won)	29,400	(Won)	—	(Won)	121,777

(2)	The loss on impairment of intangible assets of (Won)37,052 million (US$31,055 thousand) was charged to current operations due to Woori Bank’s write-down of its development costs for the six months ended June 30, 2003.

22.    Intercompany Transactions:

A.	Significant balances as of June 30, 2003 and transactions for the six months ended June 30, 2003 with and among the Company, its subsidiaries, equity method investees and related parties, some of which have been eliminated in the consolidation, are as follows (unit: Korean won in millions):

(1)    Woori Finance Holdings Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	113,447	(Won)	600,000	(Won)	19,931	(Won)	733,378
Kyongnam Bank		15,976		—		12		15,988
Kwangju Bank		11,077		50,000		1,117		62,194
Woori Credit Card		—		—		82		82
Woori Investment Bank		—		—		52		52
Woori Finance Information System		—		180,000		2,315		182,315
Woori F&I		—		114,200		—		114,200
Woori First Asset Securitization Specialty		—		173,375		353		173,728
Woori Second Asset Securitization Specialty		—		18,536		321		18,857
Woori Third Asset Securitization Specialty		—		29,790		492		30,282
Woori Investment Trust Management		—		—		39		39
Woori Credit Information		—		—		49		49
Woori CA Asset Management		—		—		67		67
Trust Accounts		581		—		—		581

	(Won)	141,081	(Won)	1,165,901	(Won)	24,830	(Won)	1,331,812

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Bank	(Won)	—	(Won)	—	(Won)	19,897	(Won)	19,897
Woori Credit Card		—		—		100		100
Woori Finance Information System		—		—		109		109

	(Won)	—	(Won)	—	(Won)	20,106	(Won)	20,106

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	14,208	(Won)	—	(Won)	598	(Won)	—	(Won)	—	(Won)	7,015
Kyongnam Bank		236		—		—		—		—		—
Kwangju Bank		1,318		—		—		—		—		—
Woori Credit Card		3,163		—		—		—		—		—
Woori Finance Information System		6,643		—		—		—		—		185
Woori F&I		2,848		—		—		—		—		—
Woori First Asset Securitization Specialty		6,514		—		—		—		—		—
Woori Second Asset Securitization Specialty		1,001		—		—		—		—		—
Woori Third Asset Securitization Specialty		1,427		—		—		—		—		—

	(Won)	37,358	(Won)	—	(Won)	598	(Won)	—	(Won)	—	(Won)	7,200

(2)    Woori Bank

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	19,897	(Won)	19,897
Woori Credit Card		—		3,885		9,092		12,977
P.T. Bank Woori Indonesia		—		59,195		19,897		79,092
Trust Accounts		—		—		299,198		299,198

	(Won)	—	(Won)	63,080	(Won)	348,084	(Won)	411,164

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	113,447	(Won)	600,000	(Won)	19,931	(Won)	733,378
Kyongnam Bank		2,101		44,498		52		46,651
Kwangju Bank		79		25,013		1		25,093
Woori Credit Card		548,282		—		4,828		553,110
Woori Investment Bank		6		20,000		2		20,008
Woori Finance Information System		16,884		—		20,961		37,845
Woori F&I		41,199		—		28		41,227
Woori First Asset Securitization Specialty		35,177		—		479		35,656
Woori Second Asset Securitization Specialty		7,555		—		6		7,561
Woori Third Asset Securitization Specialty		3,046		—		2		3,048
Woori Investment Trust Management Co., Ltd.		3,882		—		57		3,939
Woori Securities		52,713		—		6,178		58,891
Woori Credit Information		2,139		—		5,703		7,842
P.T. Bank Woori Indonesia		—		66,549		826		67,375
Woori CA Asset Management		4,442		—		3		4,445
Trust Accounts		—		—		139,622		139,622

	(Won)	830,952	(Won)	756,060	(Won)	198,679	(Won)	1,785,691

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	7,015	(Won)	14,208	(Won)	—	(Won)	598
Kyongnam Bank		—		—		—		1,196		14		—
Kwangju Bank		—		—		—		535		—		—
Woori Credit Card		390		35,202		121		4,191		—		—
Woori Investment Bank		—		—		—		35		—		—
Woori Finance Information System		—		—		2,610		272		—		104,735
Woori F&I		—		—		—		364		—		—
Woori First Asset Securitization Specialty		—		—		—		694		—		—
Woori Second Asset Securitization Specialty		—		—		—		89		—		—
Woori Third Asset Securitization Specialty		—		—		—		63		—		—
Woori Investment Trust Management Co., Ltd.		—		—		—		86		—		—
Woori Securities		29		—		187		358		191		—
Woori Credit Information		—		—		122		15		—		5,210
P.T. Bank Woori Indonesia		507		—		38		397		—		637
Woori CA Asset Management		—		—		—		67		—		—
Trust Accounts		—		—		32,126		4,691		—		—

	(Won)	926	(Won)	35,202	(Won)	42,219	(Won)	27,261	(Won)	205	(Won)	111,180

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(3)    Kyongnam Bank

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Banks	(Won)	2,101	(Won)	44,498	(Won)	52	(Won)	46,651
Byucksan Engineering & Construction Co., Ltd.		—		12,305		—		12,305
Trust Accounts		—		—		1,003		1,003

	(Won)	2,101	(Won)	56,803	(Won)	1,055	(Won)	59,959

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	15,976	(Won)	—	(Won)	12	(Won)	15,988
Woori Investment Bank		—		12		—		12
Woori Finance Information System		—		—		1,302		1,302
Woori Securities		4,891		—		47		4,938
Woori Credit Information		—		—		16		16
Trust Accounts		—		—		3,323		3,323
Byucksan Engineering & Construction Co., Ltd.		20,000		—		77		20,077
BC Card Co., Ltd.		20		—		—		20

	(Won)	40,887	(Won)	12	(Won)	4,777	(Won)	45,676

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	236	(Won)	—	(Won)	—
Woori Bank		1,196		14		—		—		—		—
Kwangju Bank		111		—		—		4		—		—
Woori Investment Bank		889		—		—		27		—		—
Woori Finance Information System		—		—		—		—		—		5,966
Woori Securities		—		—		—		65		—		—
Woori Credit Information		—		—		—		—		—		72
Trust Accounts		34		—		—		87		—		—
Byucksan Engineering & Construction Co., Ltd.		503		—		—		134		—		—

	(Won)	2,733	(Won)	14	(Won)	—	(Won)	553	(Won)	—	(Won)	6,038

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(4)    Kwangju Bank

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	79	(Won)	25,013	(Won)	1	(Won)	25,093
Woori Credit Card		—		—		1,213		1,213
Trust Accounts		—		—		700		700

	(Won)	79	(Won)	25,013	(Won)	1,914	(Won)	27,006

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	11,077	(Won)	50,000	(Won)	1,117	(Won)	62,194
Woori Credit Card		71,000		—		1,102		72,102
Woori Investment Bank		—		22		—		22
Woori Finance Information System		—		—		681		681
Woori Securities		5,007		—		34		5,041
Woori Credit Information		—		—		4		4
Trust Accounts		—		—		5,441		5,441

	(Won)	87,084	(Won)	50,022	(Won)	8,379	(Won)	145,485

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	1,318	(Won)	—	(Won)	—
Woori Bank		535		—		—		—		—		—
Kyongnam Bank		4		—		—		111		—		—
Woori Credit Card		832		1,256		2,827		105		—		—
Woori Investment Bank		15		—		—		27		—		—
Woori Finance Information System		—		—		—		—		—		3,302
Woori Securities		—		—		—		34		—		—
Woori Credit Information		—		—		—		—		—		19
Trust Accounts		27		—		351		320		—		—

	(Won)	1,413	(Won)	1,256	(Won)	3,178	(Won)	1,915	(Won)	—	(Won)	3,321

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(5)    Woori Credit Card

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	100	(Won)	100
Woori Bank		548,282		—		4,828		553,110
Kwangju Bank		71,000		—		1,102		72,102
Woori Investment Bank		—		24		—		24
Woori Finance Information System		—		99		—		99
Woori Investment Trust Management Co., Ltd.		—		13		—		13
Woori Securities		—		99		—		99
Woori Credit Information		—		29		—		29

	(Won)	619,282	(Won)	264	(Won)	6,030	(Won)	625,576

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	82	(Won)	82
Woori Bank		—		3,885		9,092		12,977
Kwangju Bank		—		—		1,213		1,213
Woori Finance Information System		—		—		1,693		1,693
Woori Securities		—		—		9,576		9,576
Woori Credit Information		—		—		850		850
BC Card Co., Ltd		—		—		10,654		10,654

	(Won)	—	(Won)	3,885	(Won)	33,160	(Won)	37,045

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	3,163	(Won)	—	(Won)	—
Woori Bank		4,191		—		—		390		35,202		121
Kwangju Bank		105		—		—		832		1,256		2,827
Woori Finance Information System		—		—		—		—		9,245		—
Woori Securities		—		—		—		49		—		—
Woori Credit Information		—		—		—		—		2,765		1,148
BC Card Co., Ltd		—		—		—		—		35,131		—

	(Won)	4,296	(Won)	—	(Won)	—	(Won)	4,434	(Won)	83,599	(Won)	4,096

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(6)    Woori Investment Bank

1)    Assets

Company					Due from banks		Loans		Other assets		Total
Woori Bank					(Won)	6	(Won)	20,000	(Won)	2	(Won)	20,008
Kyongnam Bank						—		12		—		12
Kwangju Bank						—		22		—		22
Woori Investment Trust Management						—		—		132		132
Korea Deposit Insurance Corporation						584,080		—		—		584,080

					(Won)	584,086	(Won)	20,034	(Won)	134	(Won)	604,254

2) Liabilities
Company					Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd					(Won)	—	(Won)	—	(Won)	52	(Won)	52
Woori Credit Card						—		24		—		24
Woori Investment Trust Management						8,323		—		—		8,323

					(Won)	8,323	(Won)	24	(Won)	52	(Won)	8,399

3) Income and expenses
Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	35	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Kyongnam Bank		27		—		—		889		—		—
Kwangju Bank		27		—		—		15		—		—
Woori Finance Information System		—		—		—		—		—		25
Woori Investment Trust Management				—		—		199		—		—
Woori Securities		7		—		—		—		—		—

	(Won)	96	(Won)	—	(Won)	—	(Won)	1,103	(Won)	—	(Won)	25

(7) Woori Finance Information System 1) Assets
Company					Due from banks		Loans		Other assets		Total
Woori Finance Holdings Co., Ltd.					(Won)	—	(Won)	—	(Won)	109	(Won)	109
Woori Bank						16,884		—		20,961		37,845
Kyongnam Bank						—		—		1,302		1,302
Kwangju Bank						—		—		681		681
Woori Credit Card						—		—		1,693		1,693

					(Won)	16,884	(Won)	—	(Won)	24,746	(Won)	41,630

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	180,000	(Won)	2,315	(Won)	182,315
Woori Credit Card		—		99		—		99

	(Won)	—	(Won)	180,099	(Won)	2,315	(Won)	182,414

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	185	(Won)	6,643	(Won)	—	(Won)	—
Woori Bank		272		—		104,735		—		—		2,610
Kyongnam Bank		—		—		5,966		—		—		—
Kwangju Bank		—		—		3,302		—		—		—
Woori Credit Card		—		9,245		—		—		—		—
Woori Investment Bank		—		—		25		—		—		—
Woori Investment Trust Management		—		—		9		—		—		—
Woori Securities		—		—		703		—		—		—
Woori CA Asset Management		—		—		340		—		—		—

	(Won)	272	(Won)	9,245	(Won)	115,265	(Won)	6,643	(Won)	—	(Won)	2,610

(8)    Woori F&I

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	41,199	(Won)	—	(Won)	28	(Won)	41,227
Woori LB First Assets Securitization Specialty		—		—		313		313
Woori LB Second Assets Securitization Specialty		—		—		1,633		1,633
Woori LB Third Assets Securitization Specialty		—		—		302		302
Woori LB Fourth Assets Securitization Specialty		—		—		10,150		10,150
Woori LB Fifth Assets Securitization Specialty		—		—		49,297		49,297
Woori LB Sixth Assets Securitization Specialty		—		—		6,837		6,837

	(Won)	41,199	(Won)	—	(Won)	68,560	(Won)	109,759

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	114,200	(Won)	—	(Won)	114,200

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	2,848	(Won)	—	(Won)	—
Woori Bank		364		—		—		—		—		—
Woori LB First Assets Securitization Specialty		232		—		—		—		—		—
Woori LB Second Assets Securitization Specialty		156		—		—		—		—		—
Woori LB Third Assets Securitization Specialty		259		—		—		—		—		—
Woori LB Fourth Assets Securitization Specialty		494		—		—		—		—		—
Woori LB Fifth Assets Securitization Specialty		1,234		—		—		—		—		—
Woori LB Sixth Assets Securitization Specialty		163		—		—		—		—		—

	(Won)	2,902	(Won)	—	(Won)	—	(Won)	2,848	(Won)	—	(Won)	—

(9)    Woori First Asset Securitization Specialty Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	35,177	(Won)	—	(Won)	479	(Won)	35,656

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	173,375	(Won)	353	(Won)	173,728

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	6,514	(Won)	—	(Won)	—
Woori Bank		694		—		—		—		—		—
Woori CA Asset Management		—		—		—		—		323		—

	(Won)	694	(Won)	—	(Won)	—	(Won)	6,514	(Won)	323	(Won)	—

(10)    Woori Second Asset Securitization Specialty Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	7,555	(Won)	—	(Won)	6	(Won)	7,561

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	18,536	(Won)	321	(Won)	18,857
Woori Credit Information		—		—		159		159
Woori CA Asset Management		—		—		44		44

	(Won)	—	(Won)	18,536	(Won)	524	(Won)	19,060

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	1,001	(Won)	—	(Won)	—
Woori Bank		89		—		—		—		—		—
Woori Credit Information		—		—		—		—		1,049		—
Woori CA Asset Management		—		—		—		—		487		—

	(Won)	89	(Won)	—	(Won)	—	(Won)	1,001	(Won)	1,536	(Won)	—

(11)    Woori Third Asset Securitization Specialty Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	3,046	(Won)	—	(Won)	2	(Won)	3,048

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	29,790	(Won)	492	(Won)	30,282
Woori CA Asset Management		—		—		13		13

	(Won)	—	(Won)	29,790	(Won)	505	(Won)	30,295

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	—	(Won)	1,427	(Won)	—	(Won)	—
Woori Bank		63		—		—		—		—		—
Woori Credit Information		—		—		—		—		355		—
Woori CA Asset Management		—		—		—		—		330		—

	(Won)	63	(Won)	—	(Won)	—	(Won)	1,427	(Won)	685	(Won)	—

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(12)    Woori Investment Trust Management Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	3,882	(Won)	—	(Won)	57	(Won)	3,939
Woori Investment Bank		8,323		—		—		8,323
Trust Accounts		485		—		—		485

	(Won)	12,690	(Won)	—	(Won)	57	(Won)	12,747

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	39	(Won)	39
Woori Credit Card		—		13		—		13
Woori Investment Bank		—		—		132		132

	(Won)	—	(Won)	13	(Won)	171	(Won)	184

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	86	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Investment Bank		199		—		—		—		—		—
Woori Finance Information System		—		—		—		—		—		9

	(Won)	285	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	9

(13)    Woori Securities

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	52,713	(Won)	—	(Won)	6,178	(Won)	58,891
Kyongnam Bank		4,891		—		47		4,938
Kwangju Bank		5,007		—		34		5,041
Woori Credit Card		—		—		9,576		9,576
Trust accounts		4,819		—		—		4,819

	(Won)	67,430	(Won)	—	(Won)	15,835	(Won)	83,265

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Credit Card	(Won)	—	(Won)	99	(Won)	—	(Won)	99
Woori Credit Information		—		—		1		1

	(Won)	—	(Won)	99	(Won)	1	(Won)	100

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	358	(Won)	191	(Won)	—	(Won)	29	(Won)	—	(Won)	187
Kyongnam Bank		65		—		—		—		—		—
Kwangju Bank		34		—		—		—		—		—
Woori Credit Card		49		—		—		—		—		—
Woori Investment Bank		—		—		—		7		—		—
Woori Finance Information System		—		—		—		—		—		703
Woori Credit Information		—		—		—		—		—		6

	(Won)	506	(Won)	191	(Won)	—	(Won)	36	(Won)	—	(Won)	896

(14)    Woori Credit Information

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	2,139	(Won)	—	(Won)	5,703	(Won)	7,842
Kyongnam Bank		—		—		16		16
Kwangju Bank		—		—		4		4
Woori Credit Card		—		—		850		850
Woori Second Asset Securitization Specialty		—		—		159		159
Woori Securities		—		—		1		1
Trust account		593		—		—		593

	(Won)	2,732	(Won)	—	(Won)	6,733	(Won)	9,465

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	49	(Won)	49
Woori Credit Card		—		29		—		29

	(Won)	—	(Won)	29	(Won)	49	(Won)	78

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	15	(Won)	—	(Won)	5,210	(Won)	—	(Won)	—	(Won)	122
Kyongnam Bank		—		—		72		—		—		—
Kwangju Bank		—		—		19		—		—		—
Woori Credit Card		—		2,765		1,148		—		—		—
Woori Second Asset Securitization Specialty		—		1,049		—		—		—		—
Woori Third Asset Securitization Specialty		—		355		—		—		—		—
Woori Securities		—		—		6		—		—		—

	(Won)	15	(Won)	4,169	(Won)	6,455	(Won)	—	(Won)	—	(Won)	122

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(15)    PT. Bank Woori Indonesia

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	—	(Won)	66,549	(Won)	826	(Won)	67,375

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Bank	(Won)	—	(Won)	59,195	(Won)	19,897	(Won)	79,092

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other Expenses
Woori Bank	(Won)	397	(Won)	—	(Won)	637	(Won)	507	(Won)	—	(Won)	38

(16)    Woori CA Asset Management

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	4,442	(Won)	—	(Won)	3	(Won)	4,445
Woori Second Asset Securitization Specialty		—		—		44		44
Woori Third Asset Securitization Specialty		—		—		13		13
Woori LB First Assets Securitization Specialty		—		—		224		224
Woori LB Second Assets Securitization Specialty		—		—		94		94
Woori LB Third Assets Securitization Specialty		—		—		99		99
Woori LB Fourth Assets Securitization Specialty		—		—		279		279
Woori LB Fifth Assets Securitization Specialty		—		—		514		514
Woori LB Sixth Assets Securitization Specialty		—		—		84		84
Woori LB Seventh Assets Securitization Specialty		—		—		60		60

	(Won)	4,442	(Won)	—	(Won)	1,414	(Won)	5,856

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	—	(Won)	—	(Won)	67	(Won)	67

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	67	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Finance Information System		—		—		—		—		—		340
Woori First Asset Securitization Specialty		—		323		—		—		—		—
Woori Second Asset Securitization Specialty		—		487		—		—		—		—
Woori Third Asset Securitization Specialty		—		330		—		—		—		—
Woori LB First Assets Securitization Specialty		—		1,425		—		—		—		—
Woori LB Second Assets Securitization Specialty		—		192		—		—		—		—
Woori LB Third Assets Securitization Specialty		—		588		—		—		—		—
Woori LB Fourth Assets Securitization Specialty		—		422		—		—		—		—
Woori LB Fifth Assets Securitization Specialty		—		1,121		—		—		—		—
Woori LB Sixth Assets Securitization Specialty		—		213		—		—		—		—
Woori LB Seventh Assets Securitization Specialty		—		964		—		—		—		—

	(Won)	67	(Won)	6,065	(Won)	—	(Won)	—	(Won)	—	(Won)	340

(17)    Trust account

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Woori Bank	(Won)	—	(Won)	—	(Won)	139,622	(Won)	139,622
Kyongnam Bank		—		—		3,323		3,323
Kwangju Bank		—		—		5,441		5,441

	(Won)	—	(Won)	—	(Won)	148,386	(Won)	148,386

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Finance Holdings Co., Ltd.	(Won)	581	(Won)	—	(Won)	—	(Won)	581
Woori Bank		—		—		299,198		299,198
Kyongnam Bank		—		—		1,003		1,003
Kwangju Bank		—		—		700		700
Woori Investment Trust Management		485		—		—		485
Woori Securities		4,819		—		—		4,819
Woori Credit Information		593		—		—		593

	(Won)	6,478	(Won)	—	(Won)	300,901	(Won)	307,379

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Bank	(Won)	4,691	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	32,126
Kyongnam Bank		87		—		—		34		—		—
Kwangju Bank		320		—		—		27		—		351

	(Won)	5,098	(Won)	—	(Won)	—	(Won)	61	(Won)	—	(Won)	32,477

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(18)    BC Card

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Kyongnam Bank	(Won)	20	(Won)	—	(Won)	—	(Won)	20
Woori Credit Card		—		—		10,654		10,654

	(Won)	20	(Won)	—	(Won)	10,654	(Won)	10,674

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori Credit Card	(Won)	—	(Won)	35,131	(Won)	—	(Won)	—	(Won)	—	(Won)	—

(19)    Woori LB First Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	313	(Won)	313
Woori CA Asset Management		—		—		224		224

	(Won)	—	(Won)	—	(Won)	537	(Won)	537

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	232	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		1,425		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	232	(Won)	1,425	(Won)	—

(20)    Woori LB Second Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	1,633	(Won)	1,633
Woori CA Asset Management		—		—		94		94

	(Won)	—	(Won)	—	(Won)	1,727	(Won)	1,727

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	156	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		192		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	156	(Won)	192	(Won)	—

(21)    Woori LB Third Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	302	(Won)	302
Woori CA Asset Management		—		—		99		99

	(Won)	—	(Won)	—	(Won)	401	(Won)	401

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	259	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		588		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	259	(Won)	588	(Won)	—

(22) Woori LB Fourth Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	10,150	(Won)	10,150
Woori CA Asset Management		—		—		279		279

	(Won)	—	(Won)	—	(Won)	10,429	(Won)	10,429

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	494	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		422		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	494	(Won)	422	(Won)	—

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(23)    Woori LB Fifth Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	49,297	(Won)	49,297
Woori CA Asset Management		—		—		514		514

	(Won)	—	(Won)	—	(Won)	49,811	(Won)	49,811

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	1,234	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		1,121		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	1,234	(Won)	1,121	(Won)	—

(24)    Woori LB Sixth Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori F&I	(Won)	—	(Won)	—	(Won)	6,837	(Won)	6,837
Woori CA Asset Management		—		—		84		84

	(Won)	—	(Won)	—	(Won)	6,921	(Won)	6,921

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori F&I	(Won)	—	(Won)	—	(Won)	—	(Won)	163	(Won)	—	(Won)	—
Woori CA Asset Management		—		—		—		—		213		—

	(Won)	—	(Won)	—	(Won)	—	(Won)	163	(Won)	213	(Won)	—

(25)    Woori LB Seventh Asset Securitization Specialty Co., Ltd.

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori CA Asset Management	(Won)	—	(Won)	—	(Won)	60	(Won)	60

2)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Woori CA Asset Management	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	964	(Won)	—

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

(26)    Korea Deposit Insurance Corporation

1)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Woori Investment Bank	(Won)	584,080	(Won)	—	(Won)	—	(Won)	584,080

(27)    Byucksan Engineering & Construction Co., Ltd.

1)    Assets

Company	Due from banks		Loans		Other assets		Total
Kyongnam Bank	(Won)	20,000	(Won)	—	(Won)	77	(Won)	20,077

2)    Liabilities

Company	Deposits		Borrowings		Other liabilities		Total
Kyongnam Bank	(Won)	—	(Won)	12,305	(Won)	—	(Won)	12,305

3)    Income and expenses

Company	Interest income		Fee income		Other income		Interest expense		Fee expense		Other expenses
Kyongnam Bank	(Won)	134	(Won)	—	(Won)	—	(Won)	503	(Won)	—	(Won)	—

B.	In addition, details of elimination of unrealized gain or loss among the Company and its subsidiaries for the six months ended June 30, 2003 are as follows (unit: Korean won in millions):

	Operating income		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	(3,645)	(Won)	—	(Won)	2,053	(Won)	—	(Won)	(1,592)
Kyongnam Bank		—		—		—		54		54
Woori Credit Card		—		—		—		245		245
Woori Finance Information System		(4,111)		3,746		—		—		(365)

	(Won)	(7,756)	(Won)	3,746	(Won)	2,053	(Won)	299	(Won)	(1,658)

C.	Pursuant to the transfer agreement between Kwangju Bank, a subsidiary of the Company, and WCC dated December 23, 2002, Kwangju Bank sold its credit card subscriber base to WCC for (Won)27 billion (US$23 million) on February 28, 2003.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

23.    Contingencies and Commitments:

(1)	Confirmed acceptances and guarantees of (Won)1,946,989 million (US$1,631,874 thousand) as of June 30, 2003 were issued to customers related to the sale of bonds, opening and confirmation of letters of credit, acceptance of imported goods and others. Unconfirmed acceptances and guarantees of (Won)3,035,275 million (US$2,544,024 thousand) as of June 30, 2003 were issued to customers related to opening of letters of credit in local and foreign currencies and others.

(2)	As of June 30, 2003, endorsed bills provided as collateral amounted to (Won)31,440 million (US$26,352 thousand) and the commitments on line of credit in local currency and in foreign currencies were (Won)483,281 million (US$405,063 thousand) and (Won)21,108 million (US$17,692 thousand), respectively.

(3)	As of June 30, 2003, the Company and its subsidiaries had filed lawsuits claiming damages amounting to (Won)203,530 million (US$170,589 thousand) and had been designated as a defendant in lawsuits claiming damages amounting to (Won)1,231,381million (US$1,032,085 thousand). Among the lawsuits in which Woori Bank is a defendant, Woori Bank, two other domestic banks and others are named as co-defendants in a lawsuit filed in the United States of America claiming damages of US$880 million ((Won)1,050 billion). The plaintiff alleges the defendants to be jointly liable for the losses arising from the L&H Korea’s fraudulent financial statement presentation by aiding and assisting in such actions based on US security laws. As of June 30, 2003, the ultimate outcome of this lawsuit cannot presently be determined. However, the Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on the financial conditions or results of operations of the Company and its subsidiaries.

In addition, Kwangju Bank is named as a defendant in a lawsuit filed by the Export-Import Bank of Korea, which is related to issuing Daewoo Corp.’s deferred payment export guarantee document. The plaintiff alleges the defendant to verify the existence of a guarantee obligation, which amounted to US$100 million ((Won)119 billion). The remaining guarantee value is US$40,972 thousand ((Won)48,884 million) as of June 30, 2003. As the lawsuit is in the process of trial and the outcome cannot presently be determined, the effect on the Company and its subsidiaries cannot presently be estimated. However, the Company and its subsidiaries have recorded (Won)38,400 million (US$32,185 thousand) as other allowances concerning this lawsuit.

(4)	Among the non-performing loans sold by three subsidiaries of the Company to KAMCO, (Won)400,333 million (US$335,540 thousand) of loans as of June 30, 2003 were sold subject to payment guarantees or repurchase obligation and in connection, allowances for loan losses of (Won)132,371 million (US$110,947 thousand) were provided as of June 30, 2003.

The loans sold by Woori Bank to Hanvit Securitization Specialty Co., Ltd. (2nd, 3rd, 5th, 6th, 7th, 8th and 11th) of (Won)104,400 million (US$87,503 thousand) were sold subject to repurchase obligation. As of June 30, 2003, (Won)5,400 million (US$4,526 thousand) of allowance for possible losses on those loans was provided and included in other allowances.

24.    Credits to SK Global Co., Ltd.:

Woori Bank, a subsidiary of the Company, has loans receivable from and payment guarantees for SK Global Co., Ltd. and its overseas subsidiaries (collectively referred to as “SK Global”) of (Won)311 billion (US$261 million)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Three-Month and Six-Month Periods Ended June 30, 2003, and 2002

and has available-for-sale securities issued by SK Global of (Won)3 billion (US$3 million). In connection therewith, Woori Bank provided (Won)185 billion (US$155 million) as allowances for credit losses as of June 30, 2003. However, SK Global is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual losses on SK Global credit may differ materially.

25.    Woori America Bank’s Merger with Panasia Bank N.A.:

On February 10, 2003, Woori America Bank, a 2nd -tier subsidiary of the Company, entered into an agreement with National Penn Bancshares, which owns 100% stock of Panasia Bank N.A. to merge with Panasia Bank N.A. (total assets : US$215 million). On August 4, 2003, Woori America Bank obtained the approval of the Federal Reserve Bank in the Untied States of America and the merger is scheduled to take place on September 11, 2003. The merger consideration is US$ 34,500 thousand and in connection with the merger, Woori Bank, a subsidiary of the Company, will increase its capital holding in Woori America Bank, by US$ 15,000 thousand.

26.    Subsequent Events:

Woori Bank merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,317 million) to (Won)2,852.8 billion (US$2,391 million).

The Company provided loans amounting to (Won)23 billion (US$19 million) and (Won)8.8 billion (US$7 million) to WF&I on July 7, 2003 and July 29, 2003, respectively, in order to finance the acquisitions of the securitization debentures from special entities of WF&I and invest in equity of those special entities. The maturity date is 4 years following the lending date and the interest rate is 7.3%.

The Company entered into an agreement of line of credit of (Won)100 billion (US$ 84 million) with Korea First Bank on July 16, 2003. According to the agreement of line of credit, the Company will be charged interest of CD+1.5% for outstanding borrowings and fees of 0.1% for average unused balances.

27.    Economic Uncertainties:

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

Exhibit Index

Number	Description
1.1	Articles of Incorporation of Woori Finance Holdings (translation in English).

2.1	Form of Stock Certificate of Woori Finance Holdings’ common stock, par value (Won)5,000 per share (translation in English).

2.2*	Form of Deposit Agreement to be entered into among Woori Finance Holdings, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1	Memorandum of understanding between the KDIC and Woori Finance Holdings dated July 2, 2001, as amended.

4.2	Memorandum of understanding between the KDIC and Hanvit Bank (since renamed Woori Bank) dated December 30, 2000, as amended.

4.3	Memorandum of understanding between the KDIC and Kyongnam Bank dated December 30, 2000, as amended.

4.4	Memorandum of understanding between the KDIC and Kwangju Bank dated December 30, 2000, as amended.

4.5	Memorandum of understanding between the KDIC and Woori Credit Card dated March 22, 2002.

4.6	Memorandum of understanding between the KDIC and Hanaro Merchant Bank (since renamed Woori Investment Bank) dated June 29, 2001, as amended.

4.7	Memorandum of understanding between Woori Finance Holdings and Hanvit Bank (since renamed Woori Bank) dated July 12, 2001, as amended.

4.8	Memorandum of understanding between Woori Finance Holdings and Kyongnam Bank dated July 31, 2001, as amended.

4.9	Memorandum of understanding between Woori Finance Holdings and Kwangju Bank dated July 31, 2001, as amended.

4.10	Memorandum of understanding between Woori Finance Holdings and Peace Bank of Korea (since renamed Woori Credit Card) dated July 2, 2001, as amended.

4.11	Memorandum of understanding between Woori Finance Holdings and Hanaro Merchant Bank (since renamed Woori Investment Bank) dated July 2, 2001, as amended.

8.1**	List of subsidiaries of Woori Finance Holdings.

10.1	Consent of Deloitte & Touche LLC

*	Incorporated by reference to the Registration Statement on Form F-6 (No. 333- ), filed on September 25, 2003.
**	Incorporated by reference to Note 39 of the notes to the consolidated financial statements of Woori Finance Holdings included in this registration statement.